Form 20-F
period 2006-12-31
Genesis Lease LTD
filed 2007-04-02
CIK 1369824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number    1-33200

GENESIS LEASE LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

Roselawn House
University Business Complex
National Technology Park
Limerick, Ireland

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Common Shares, par value of $0.001 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares representing these shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

31,342,176 Common Shares, par value of $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes           No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes           No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act.

Large accelerated filer                   Accelerated filer                   Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17           Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes           No

PRELIMINARY NOTE

This Annual Report should be read in conjunction with the financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. These statements include forward-looking statements both with respect to us specifically and the aircraft leasing industry generally. Statements that include the words ‘‘expect,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘believe,’’ ‘‘project,’’ ‘‘anticipate,’’ ‘‘will,’’ and similar statements of a future or forward-looking nature identify forward-looking statements.

The forward-looking statements contained in this Annual Report are based on management’s current expectations and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to, those described under Item 3.D ‘‘Risk Factors’’ and elsewhere in this Annual Report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

We acquired our initial portfolio of 41 commercial jet aircraft from affiliates of General Electric Company (‘‘GE’’), with the net proceeds of our initial public offering (‘‘IPO’’), a private placement of shares to GE (the ‘‘private placement’’) and an aircraft lease-backed securitization (the ‘‘securitization’’). We refer to this portfolio as our ‘‘Initial Portfolio.’’

Unless the context requires otherwise, when used in this Annual Report, (1) the terms ‘‘Genesis,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer to Genesis Lease Limited and its subsidiaries, including Genesis Funding Limited, or Genesis Funding, and Genesis Acquisition Limited, or Genesis Acquisition, (2) ‘‘GECAS’’ refers to GE Commercial Aviation Services Limited, together with its subsidiaries, (3) our ‘‘predecessor’’ refers to the combination of the 41 aircraft included in our Initial Portfolio from the date that each aircraft was acquired by an affiliate of GE, as such aircraft were operated by affiliates of GE, (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs, and (5) all percentages and weighted averages of the aircraft in our portfolio have been calculated using the lower of mean or median maintenance-adjusted appraised base values as of June 30, 2006, and percentages may not total due to rounding.

INDEX

PART ONE

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

The following selected unaudited financial data is derived from Genesis Lease Limited’s combined and consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’), and should be read in conjunction with, and is qualified by reference to, Item 5. ‘‘Operating and Financial Review and Prospects’’ and Genesis Lease Limited’s audited combined and consolidated financial statements and related notes thereto included at Item 18. ‘‘Financial Statements’’ in this Annual Report.

	Years Ended December 31,
	2002	2003	2004	2005	2006
	(USD in thousands, except share and per share data)
Revenues
Rental of Flight Equipment	$57,937	$80,118	$99,414	$117,861	$153,187
Expenses:
Depreciation	21,844	29,321	35,005	42,462	51,398
Interest	20,396	25,700	28,680	34,995	46,026
Maintenance expense	388	48	1,019	1,989	2,327
Selling, general and administrative	1,527	1,283	2,400	3,144	7,312
Total operating expenses	44,155	56,352	67,104	82,590	107,063
Income Before Taxes	13,782	23,766	32,310	35,271	46,124
Provision for income taxes	4,250	7,328	14,892	13,900	17,367
Net Income	$9,532	$16,438	$17,418	$21,371	$28,757

We calculated our earnings per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per share. Basic net earning per share is computed based on the weighted average number of common shares outstanding during the year. Diluted net earnings per share reflects the dilution potential that could occur if securities or other contracts to issue common stock were exercised resulting in the issuance of common stock that then shared in our net income.

The shares used in the computation of our basic and diluted net earnings per shares are as follows:

Weighted average number of shares outstanding:
Basic	1,116,296
Diluted	1,118,050

We have presented pro forma basic and diluted net earnings per share amounts for the year ended December 31, 2006 for the number of shares that we issued in our IPO and in the subsequent exercise of the over-allotment option as if the IPO and the exercise of the over-allotment option had occurred on January 1, 2006.

The shares used in our pro forma earnings per share are as follows:

Weighted average number of shares outstanding
Basic	36,038,676
Diluted	36,041,416

The following table presents the earnings per share calculated on both an actual full year and a pro forma basis, as set out in the following table as follows:

Net earnings per share:
Basic	$2,576.11
Diluted	$2,572.07
Pro forma net earnings per share:
Basic	$0.80
Diluted	$0.80

	As of December 31,
	2002	2003	2004	2005	2006
	(USD in thousand)
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$—	$—	$26,855
Restricted cash	—	—	—	—	15,471
Total assets	649,725	790,544	936,918	1,082,997	1,316,058
Long-term debt	—	—	—	—	810,000
Total liabilities	38,097	58,791	92,115	101,006	839,383
GE net investment	611,628	731,753	844,803	981,991	—
Total shareholders’ equity	—	—	—	—	476,675
Total liabilities and GE net investment/shareholders’ equity	649,725	790,544	936,918	1,082,997	1,316,058

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

You should carefully consider the following risks. These risks could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends and cause the trading price of our shares to decline. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends.

Risks Related to Our Financial Information

We have limited independent operating history upon which to assess our prospects or ability to pay dividends to our shareholders.

We completed our IPO, our securitization transaction, our private placement of shares and our acquisition of the Initial Portfolio, and we commenced independent operations, on December 19, 2006. As a result, we are a recently organized company with limited independent operating history, and our prospects and ability to pay dividends must be considered in light of the risks, expenses and difficulties frequently encountered when any new business is formed. Our lack of independent operating history will make it difficult for investors to assess the quality of our management and our ability to operate profitably and pay dividends to our shareholders. The historical financial information included in this Annual Report does not reflect the financial condition, results of operations or cash flows we would have achieved during the periods presented as a stand-alone company, and therefore may not be a reliable indicator of our future financial performance or ability to pay dividends. We cannot assure you that we will be able to implement our business strategies, that any of our strategies will be achieved or that we will be able to operate profitably and pay regular dividends to our shareholders. We urge you to carefully consider the basis on which the historical financial information included in this Annual Report was prepared and presented.

The historical financial information included in this Annual Report does not reflect the financial condition, results of operations or cash flows we would have achieved during the periods presented as a stand-alone company, and therefore may not be a reliable indicator of our future financial performance or ability to pay dividends.

The historical financial information discussed under Item 18 in this Annual Report does not reflect the financial condition, results of operations or cash flows that we would have achieved as a stand-alone company during the periods presented or that we will achieve in the future. This is primarily a result of the following factors:

•	Much of the historical combined financial information included in this Annual Report does not reflect our ongoing cost structure, management, financing costs or business operations. Instead, this combined financial information represents the combination of results attributable to some of the aircraft included in our Initial Portfolio as owned, managed, financed and operated by GE Commercial Aviation Services Limited, or GECAS, and its affiliates. Changes have occurred following our acquisition of the Initial Portfolio, and further changes will occur, in the cost, financing and operation of these aircraft. These changes are likely to include:

•	the incurrence of stand-alone costs for services previously provided by GE and its affiliates;

•	the need for additional personnel and service providers to perform services currently provided by GECAS and other affiliates of GE;

•	legal, accounting, compliance and other costs associated with being a public company with listed equity, including compliance with the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE; and

•	the fact that the historical combined financial information prior to the IPO reflects only the number of aircraft included in our Initial Portfolio owned by affiliates of GE for the periods or as of the dates specified therein, rather than all 41 of the aircraft included in our Initial Portfolio.

•	The historical financial information reflects allocations of corporate expenses from affiliates of GE and GECAS to our Initial Portfolio. These allocations are different from the comparable expenses we incur as a stand-alone public company due to a number of factors, including the likelihood that we are not able to realize economies-of-scale and negotiating leverage achieved by GE and GECAS.

•	Our predecessor’s working capital requirements were satisfied as part of GE’s corporate-wide cash management policies. Although we have access to a credit facility for the acquisition of additional aircraft, we will not be able to obtain financing on terms as favorable as our predecessor obtained from or through GE and our cost of debt will likely be higher.

•	We expect that depreciation of capitalized major maintenance costs and our maintenance expenses will be higher in future periods than reflected in the historical financial information due to the aging of the aircraft in our Initial Portfolio.

•	Our effective tax rate is lower than our predecessor’s as a result of our tax residency in Ireland. Our cash tax payments are also lower as a result of our ability to depreciate aircraft under Irish tax law over eight years, which is a more accelerated rate than our predecessor used to depreciate aircraft under U.S. tax law.

Our subsidiaries in many cases have owned the aircraft prior to our acquisition of them and may have unknown contingent liabilities that we may be required to fund.

There is a risk that our subsidiaries, many of which have owned the aircraft in our Initial Portfolio prior to our acquisition of such subsidiaries, could have material contingent liabilities that are unknown to us and that were incurred by third parties from operating and leasing the aircraft in our Initial Portfolio or for other reasons.

Affiliates of GE, from which we acquired our Initial Portfolio, have made representations and warranties relating to:

•	the existence of a valid and final transfer of the beneficial interests of entities that hold the aircraft or entities that hold the beneficial interests of any such entities and that were sold to us by affiliates of GE;

•	the title of our aircraft-owning subsidiaries to the applicable aircraft; and

•	the lack of additional liabilities of our aircraft-owning subsidiaries or liens on the aircraft other than disclosed to us.

These representation and warranties are subject to time limits. If a liability arises and we are called on to pay it but are not able to recover any amount from the sellers for such liability, our liquidity could decrease significantly and we may be unable to pay dividends to our shareholders.

Risks Related to Our Dividend Policy

We may not be able to pay or maintain dividends on our shares. The failure to do so would adversely affect the trading price of our shares.

There are a number of factors that could affect our ability to pay dividends. If we are not able to refinance the notes issued in the securitization before the principal begins to amortize, our ability to pay dividends will be adversely affected if we have not developed sufficient additional sources of cash flow by then to replace the cash flows that will be applied to such principal payments. Commencing December 2011, we will be required to apply all available cash flow from our Initial Portfolio to repay the principal amount thereof on a monthly basis, and commencing December 2009, we will be required to repay $1,000,000 of the principal of the notes on a monthly basis. Other factors that may cause you not to receive dividends in the expected amounts or at all, include the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our inability to make acquisitions of additional aircraft that are accretive to cash flow;

•	application of funds to make and finance acquisitions of aircraft and other aviation assets;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	unexpected or increased fees and expenses payable under our agreements with GECAS and its affiliates and other service providers;

•	poor performance by GECAS and its affiliates and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to modify or revoke its policy to distribute a portion of our cash flow available for distribution;

•	restrictions imposed by our financing arrangements, including under the notes issued in the securitization, our credit facility and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	changes in Irish tax law, the tax treaty between the United States and Ireland (the ‘‘Irish Treaty’’) or our ability to qualify for the benefits of such treaty;

•	cash reserves established by our board of directors;

•	restrictions under Bermuda law on the amount of dividends that we may pay; and

•	the other risks discussed under this Item 3.D ‘‘Risk Factors.’’

The failure to maintain or pay dividends would adversely affect the trading price of our shares. See Item 5.B ‘‘Liquidity and Capital Resources—Dividend Policy.’’

We are a holding company and currently rely on our subsidiary, Genesis Funding, and its subsidiaries, the owners of the aircraft in our Initial Portfolio, to provide us with funds necessary to meet our financial obligations and pay dividends.

We are a holding company and our principal asset is the equity interest we hold in Genesis Funding, which owns, through its subsidiaries, the aircraft in our Initial Portfolio. As a result, we depend on loans, dividends and other payments from Genesis Funding and from any other subsidiaries through which we may conduct operations in the future, to generate the funds necessary to meet our financial obligations and to pay dividends on our shares. Genesis Funding is legally distinct from us and is significantly restricted from paying dividends or otherwise making funds available to us pursuant to the agreements governing the notes issued in the securitization. Any other subsidiaries through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted from paying dividends or otherwise making funds available to us under certain conditions. Our subsidiaries will generally be required to service their debt obligations before making distributions to us, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs. In addition, our rights to the aircraft owned by Genesis Funding and our other subsidiaries are structurally subordinated to the rights of the creditors of Genesis Funding. This means that the creditors of Genesis Funding and of our other subsidiaries will be paid from their assets before we would have any claims to those assets.

Other Risks Related to Our Business

Unforeseen difficulties and costs associated with the acquisition and/or management of our aircraft portfolio and other aviation assets could reduce or prevent our future growth and profitability.

Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. There is currently high market demand for certain narrow-body aircraft, and we may encounter difficulties in acquiring aircraft on favorable terms or at all, including increased competition for assets, which could reduce our acquisition opportunities or cause us to pay higher prices. Any acquisition of aircraft or other aviation assets may not be profitable to us after the acquisition and may not generate sufficient cash flow to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and cash flows, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships or cash flow enhancements;

•	impair our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense and financial leverage to the extent we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the aircraft or other aviation assets that we acquire;

•	incur other significant charges, including asset impairment or restructuring charges; or

•	be unable to maintain our ability to pay regular dividends to our shareholders.

Unlike new aircraft, existing aircraft typically do not carry warranties as to their conditions. Although we may inspect an existing aircraft and its documented maintenance, usage, lease and other records prior to acquisition, such an inspection normally would not provide us with as much knowledge of an aircraft’s condition as we would have if it had been built for us. Repairs and maintenance costs for existing aircraft are difficult to predict and generally increase as aircraft age and may have been adversely affected by prior use. These costs could decrease our cash flow and reduce our liquidity and our ability to pay regular dividends to our shareholders.

We will need additional capital to finance our growth, and we may not be able to obtain it on acceptable terms, or at all, which may limit our ability to grow and compete in the aviation market.

We will require additional financing to expand our business through the acquisition of additional aircraft and other aviation assets. Financing may not be available to us or may be available to us only on terms that are not favorable. The terms of our credit facility and the securitization restrict our ability to incur additional debt. In addition, the terms of any other indebtedness we may incur may restrict our ability to incur additional debt. If we are unable to raise additional funds or obtain capital on acceptable terms, we may have to delay, modify or abandon some or all of our growth strategies.

The death, incapacity or departure of senior management could harm our business and financial results.

Our future success depends to a significant extent upon our chief executive officer, John McMahon, our chief financial officer, Alan Jenkins, and our chief commercial officer, Cian Dooley. Mr. McMahon has substantial experience in the aviation industry, and his continued employment is crucial to the development of our business strategy and to the growth and development of our business. Mr. Jenkins and Mr. Dooley also have significant experience in the aviation industry on which we depend. If Mr. McMahon, Mr. Jenkins or Mr. Dooley were to die, become incapacitated for a short or long period, or leave our company, we may not be able to replace him with another chief executive officer, chief financial officer or chief commercial officer with equivalent talent and experience, and our business, prospects, financial condition, results of operations and cash flows may suffer. Because we have such a limited staff, the impact of either Mr. McMahon’s, Mr. Jenkins’s or Mr. Dooley’s departure could be severe to our business.

We are subject to financial and other reporting and corporate governance requirements that may be difficult for us to satisfy.

Upon the completion of our IPO, we became obligated to file with the SEC periodic reports that are specified in Section 13 of the Securities Exchange Act of 1934, and we are required to ensure that we have the ability to prepare financial statements that are compliant with all SEC reporting requirements on a timely basis. Upon completion of our IPO, we also became subject to requirements of the NYSE and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which impose significant compliance obligations upon us. Pursuant to such obligations we are required to, among other things:

•	prepare periodic reports, including financial statements, in compliance with our obligations under U.S. federal securities laws and NYSE rules;

•	maintain effective internal controls over financial reporting and disclosure controls and procedures;

•	establish an investor relations function; and

•	establish internal compliance policies, such as those relating to insider trading.

If we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired.

We have retained AIB International Financial Services Limited, or AIBIFS, as a corporate services provider to assist us in establishing books of account and in preparing our quarterly and annual consolidated financial statements. AIBIFS has informed us that they had not previously provided these services to a company like ours which prepares its consolidated financial statements under U.S. GAAP and is subject to SEC public company requirements, including the reporting and other requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. We have retained Ernst & Young LLP to provide assistance regarding U.S. GAAP and SEC reporting requirements. If, due to lack of experience or otherwise, AIBIFS does not adequately perform such services and we are unable to remedy such inadequacy ourselves or through other service providers, our financial statements could contain material misstatements or omissions, we could have material weaknesses in our internal controls over financial reporting and our financial statements may not be published in a timely fashion, any of which could cause investors to lose confidence in our financial reporting and have an adverse effect on the trading price of our shares.

Risks Related to Our Indebtedness

We may not be able to refinance the notes issued by Genesis Funding on favorable terms or at all, which may require us to seek more costly or dilutive financing for our investments or to liquidate assets.

We currently intend to refinance the notes issued by Genesis Funding in the securitization through a further securitization or other long-term financing prior to the date five years after the completion of our IPO after which we will be required to apply all of the available cash flow from our Initial Portfolio to repay the principal thereon. We bear the risk that we will not be able to refinance our existing indebtedness on favorable terms or at all. The inability to refinance our securitization indebtedness may require us to seek more costly or dilutive financing for our aircraft or to liquidate assets. If we are not able to refinance the notes issued in the securitization before being required to apply all of the available cash flow from our Initial Portfolio to repay the principal thereon and, as a result, excess cash available for dividends from Genesis Funding is eliminated, then our ability to continue paying dividends to our shareholders will be adversely affected if we have not developed sufficient additional sources of cash flow to replace the cash flows that will be applied to such principal amortization.

We are subject to risks related to our indebtedness that may limit our operational flexibility and our ability to pay dividends on our shares.

The terms of the notes that Genesis Funding issued in the securitization subject us to certain risks and operational restrictions, including:

•	all the aircraft leases in our Initial Portfolio and several of our aircraft serve as collateral for the notes issued in the securitization, the terms of which restrict our ability to sell aircraft and require us to use proceeds from sales of aircraft, in part, to repay amounts outstanding under those notes;

•	we are required to dedicate a significant portion of our cash flow from operations to debt service payments, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs;

•	restrictions on Genesis Funding’s or other subsidiaries’ ability to distribute excess cash flow to us under certain circumstances;

•	lessee, geographical and other concentration limits on flexibility in leasing our aircraft;

•	requirements to obtain policy provider consents and rating agency confirmations for certain actions; and

•	restrictions on Genesis Funding’s ability to incur additional debt, create liens on assets, sell assets, make freighter conversions and make certain investments or capital expenditures.

The restrictions described above may impair our ability to operate and to compete effectively with our competitors. Similar restrictions may be contained in the terms of future financings that we may enter into to finance our growth, including our committed credit facility.

The terms of the notes issued in the securitization require us to apply funds otherwise available for paying dividends to the repayment of such notes commencing from December 2011. Additionally, if Genesis Funding does not satisfy a debt service coverage ratio for two consecutive months between November 2009 and November 2011, Genesis Funding will be required to apply funds otherwise available for paying dividends to the retirement of the securitization notes.

Commencing after the end of the fifth year after consummation of our IPO, Genesis Funding will be required to apply all of its available cash flow to repay the principal of the securitization notes. If Genesis Funding’s debt service coverage ratio (as defined in the indenture for the securitization notes) is less than 1.80 to 1.00 on any two consecutive monthly payment dates occurring between the 35th and 59th month after consummation of our IPO, Genesis Funding will be required to apply all of its available cash flow to repay the principal of the securitization notes. If Genesis Funding has not refinanced the notes prior to being required to apply all available cash flow to repay the principal amount of the notes, then the cash flow from the aircraft in our Initial Portfolio will not be available to us to pay dividends or to finance acquisitions of additional aircraft.

Risks Related to Our Relationships with GECAS, Its Affiliates and Other Service Providers

We depend on GECAS to service our Initial Portfolio and additional aircraft that we acquire in the future.

We are a recently formed company with only six direct employees as of March 31, 2007. Our business strategy involves outsourcing our servicing and remarketing of aircraft to GECAS. Our initial business operations consist of owning and leasing a portfolio of aircraft acquired from affiliates of GE. These aircraft assets were previously owned, managed and leased by GE and its affiliates as part of their larger aircraft leasing enterprise. We do not have the same infrastructure as GECAS to support these aircraft assets, and we continue to rely on GECAS for the servicing of our aircraft. Pursuant to our servicing agreements, GECAS provides us with a variety of services, including collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases, enforcing rights against lessees, remarketing aircraft for re-lease or sale and other aircraft-related services. GECAS has a high level of autonomy in its servicing of our aircraft, and our operational success, revenues, aircraft and lease related costs and ability to execute our growth strategy depend significantly on GECAS’s satisfactory performance of these services. GECAS’s failure to perform these services satisfactorily would significantly impair our ability to maximize our lease or sale income, monitor our lessees’ compliance with their lease obligations and/or comply with our contractual obligations under our leases. Our rights to terminate the servicing agreements are limited. In particular, we have no right to terminate GECAS as servicer simply because it is performing unsatisfactorily. See ‘‘— Even if we are dissatisfied with GECAS’s performance, there are only limited circumstances under which we will be able to terminate the servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.’’

GECAS is not obligated to service all aircraft that we acquire in the future. The servicing agreements provide that GECAS may decline to accept newly acquired aircraft for servicing for a number of specified reasons. See Item 7.B ‘‘Related Party Transactions—Servicing Agreements.’’ If GECAS declines to service any aircraft we acquire in the future, we will need to find a replacement servicer for such aircraft. The quality of any replacement services may not be as high or provided on terms as favorable as the terms currently offered by GECAS.

In addition, if any of the servicing agreements were to be terminated, or if their terms were to be altered, we will not be entitled to benefit from certain terms of the leases, such as cross-defaults and various insurance terms, that apply only if GECAS is the servicer, and we may not be able to replace these services promptly. If we are unable to maintain a strong, positive relationship with GECAS, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

GECAS’s obligation to provide us with opportunities to purchase additional aircraft or other aviation assets under our business opportunities agreement is limited, and GECAS is not prevented from competing with us for such acquisitions.

We have entered into a business opportunities agreement with GECAS which we expect will lead to additional opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered to us directly by GECAS. However, GECAS generally is free to decide whether to make offers to sell aircraft to the aircraft finance industry generally, whether to sell us any aircraft that we offer to purchase and whether to provide us with access to any opportunities to purchase aircraft from other sources. Although we intend to source aircraft purchases on our own, our resources are significantly less than those of GECAS. Competition from GECAS or the ability of other parties to negotiate more favorable terms with GECAS or other sources of opportunities presented to us may adversely affect our business and growth prospects. See Item 7.B ‘‘Related Party Transactions—Business Opportunities Agreement.’’

GECAS and its affiliates may have conflicts of interest with us, and their limited contractual or other duties may not restrict them from favoring their own business interests to our detriment.

Conflicts of interest may arise between us and GECAS, as the servicer for our aircraft, with respect to our operations and business opportunities. These conflicts may arise because GECAS manages and remarkets for lease or sale aircraft for us, itself, its affiliates and for many other entities. GECAS also has extensive information about our business and operations as a result of the continued servicing of our aircraft, including access to sensitive competitive information such as lease and aircraft pricing, whereas we do not have access to similar information with respect to GECAS. If a conflict of interest arises as to one of our aircraft and other aircraft managed by GECAS, the servicing agreements provide that GECAS must perform the services in good faith, and, to the extent that either two or more of our particular aircraft or one of our aircraft and other aircraft managed by GECAS have substantially similar objectively identifiable characteristics that are relevant for purposes of the particular services to be performed, GECAS has agreed not to discriminate among our aircraft or between any of our aircraft and any other managed aircraft on an unreasonable basis. Nevertheless, despite these contractual undertakings, GECAS may favor its own interests and the interests of other managed entities over our interests.

Conflicts may arise, for example, when our aircraft are leased to entities that also lease other aircraft owned or managed by GECAS and decisions affecting some aircraft may have an adverse impact on others. For example, when a lessee in financial distress seeks to return some of its aircraft, GECAS will be required to decide which aircraft to accept for return and may favor its or another managed entity’s interest over ours. Conflicts also may arise when our aircraft are being marketed for re-lease or sale at a time when other aircraft owned or managed by GECAS are being similarly marketed. These conflicts may be especially pronounced when an affiliate of GECAS is providing financing for a lessee or for the marketed aircraft or where GECAS’s contractual arrangements with a third party have the effect of requiring preferential treatment for other aircraft.

Under the terms of our servicing agreements with GECAS, we are not entitled to be informed of all conflicts of interest involving GECAS and are limited in our right to replace GECAS because of conflicts of interest. Any replacement servicer may not provide the same quality of service or may not afford us terms as favorable as the terms currently offered by GECAS. Moreover, in certain situations we may incur duplicative servicing fees for services we obtain when there is a conflict of interest. If GECAS, as the servicer, makes a decision that is adverse to our interests, our business, financial condition, results of operations and cash flows could suffer. See ‘‘—Even if we are dissatisfied with GECAS, there are only limited circumstances under which we will be able to terminate the servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.’’

Conflicts may also arise when GECAS decides to whom it will offer the opportunity to acquire an aircraft. Although GECAS has agreed under the business opportunities agreement to notify us of any offers that it makes to sell commercial jet aircraft to the aircraft finance industry generally, GECAS is not required to sell us any aircraft that we offer to purchase or to provide us with opportunities that become available to GECAS from other sources. Accordingly, GECAS may decide to purchase aircraft for itself or favor other managed entities that are interested in purchasing aircraft that become available from other sources. See ‘‘—GECAS’s obligation to provide us with opportunities to purchase additional aircraft or other aviation assets under our business opportunities agreement is limited, and GECAS is not prevented from competing with us for such acquisitions.’’

We may compete with GECAS for acquisitions and dispositions of aircraft as well as the re-leasing of our aircraft that are not serviced by GECAS.

We may compete with GECAS in the market for aircraft acquisitions and dispositions and in re-leasing any of our aircraft that GECAS does not service. Currently, GECAS manages more than 1,400 aircraft owned by its affiliates and more than 250 aircraft owned by other entities and thus have considerably greater scale than we have. GECAS also has extensive information about our business and operations as a result of the continued servicing of our aircraft, including access to sensitive competitive information such as lease and aircraft pricing, whereas we do not have access to similar information with respect to GECAS. In addition, GECAS has significantly greater financial resources than we have. As a result, we are likely to be at a competitive disadvantage to GECAS as we seek to acquire or dispose of aircraft or to re-lease any of our aircraft that GECAS does not service.

Our servicing agreements limit our remedies against GECAS for unsatisfactory performance and provide certain termination rights to the policy provider.

Under our servicing agreements with GECAS, in many cases we may not have the right to recover damages from GECAS for unsatisfactory performance. In addition, although GECAS is subject to standards of care and conflicts as provided in the servicing agreements, GECAS is not contractually responsible for:

•	the transfer of aircraft, leases or other assets to our company (beside the transfer of the aircraft in our Initial Portfolio);

•	determining the adequacy of the terms of any aircraft lease, including rent payments or security deposits;

•	determining the reliability or creditworthiness of any lessee; or

•	our compliance with the terms of our agreements with other parties, including the indenture for the securitization and our credit facility.

We have agreed to indemnify GECAS and its affiliates for broad categories of losses arising out of the performance of services for our aircraft and leases, unless they are finally adjudicated to have been caused directly by GECAS’s gross negligence or willful misconduct (including willful misconduct that constitutes fraud) in respect of GECAS’s obligation to apply its standard of care or conflicts standard in the performance of its services. We have also agreed to indemnify GECAS and its affiliates for losses arising out of the disclosures in this Annual Report (except certain disclosures provided to us by GECAS and losses arising out of our compliance with our obligations to any holders of any securities issued by us or any of our subsidiaries or any governmental authorities).

Under certain circumstances the provider of the financial guarantee insurance policy with respect to the securitization notes has the right to terminate GECAS as the servicer for our Initial Portfolio without our consent and may terminate GECAS at a time which may be disadvantageous to us.

Even if we are dissatisfied with GECAS’s performance, there are only limited circumstances under which we will be able to terminate the servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.

We have the right to terminate any servicing agreement with GECAS (except in the case of the servicing agreement for our Initial Portfolio, which also requires the prior written consent of the policy provider) if, among other things,

•	GECAS ceases to be at least majority-owned directly or indirectly by General Electric Capital Corporation, or GE Capital, or its ultimate parent, GE;

•	GECAS fails in any material respect to perform any material services under the servicing agreement which results in liability of GECAS due to its gross negligence or willful misconduct (including willful misconduct constituting fraud) in respect of its obligation to apply the standard of care or conflicts standard in respect of performance of the services in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS fails in any material respect to perform any material services under the servicing agreement in accordance with the standard of care or the conflicts standard in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS, GE Capital or GE becomes subject to bankruptcy or insolvency proceedings;

•	with respect to the master servicing agreement, we have insufficient funds for the payment of certain dividends while a significant portion of our available aircraft remain off-lease for a specified period;

•	with respect to the servicing agreement for our Initial Portfolio, we have insufficient funds for the payment of interest on the notes for a period of at least 60 days;

•	with respect to the servicing agreement for our Initial Portfolio, at least 15% of the number of aircraft assets remain off-lease but available for re-lease for a period of at least three months following specified events set forth in the trust indenture; or

•	with respect to the servicing agreement for our Initial Portfolio, without limiting GECAS’s rights under the security trust agreement, GECAS takes any steps for the purpose of processing the appointment of an administrative receiver or the making of any administrative order or for instituting a bankruptcy, reorganization, arrangement, insolvency, winding up, liquidation, composition or any similar proceeding under the laws of any jurisdiction with respect to any person in the Genesis Funding, and any of its subsidiaries, or any of the aircraft assets.

In addition, in the case of the servicing agreement for our Initial Portfolio, the policy provider also has the right to terminate such servicing agreement under the circumstances described above.

In the absence of any of these events, neither we nor the policy provider has a right to terminate any servicing agreement, even if we are or it is dissatisfied with GECAS’s performance. In addition, because of our substantial dependence on GECAS, our board of directors may be reluctant to initiate litigation against GECAS to enforce contractual rights under any servicing agreement.

GECAS may resign under any servicing agreement with respect to all aircraft serviced thereunder or any affected aircraft, as the case may be, if it reasonably determines that directions given, or services required, would, if carried out, be unlawful under applicable law, be in violation of any GE corporate policy regarding business practices or legal, ethical or social matters, be likely to lead to an investigation by any governmental authority of GECAS or its affiliates, expose GECAS to liabilities for which, in GECAS’s good faith opinion, adequate bond or indemnity has not been provided or place GECAS in a conflict of interest with respect to which, in GECAS’s good faith opinion, GECAS could not continue to perform its obligations under the servicing agreement with respect to all serviced aircraft or any affected aircraft, as the case may be (but with respect to the foregoing circumstances, GECAS may resign only with respect to the affected aircraft). Whether or not it resigns, GECAS is not required to take any action of the foregoing kind. GECAS may also resign if it becomes subject to taxes for which we do not indemnify GECAS. GECAS’s decision to resign under any servicing agreement would significantly impair our ability to re-lease or sell our aircraft and service our leases.

We rely extensively on third-party service providers for certain administrative, accounting and other services.

We outsource significant administrative, accounting and other tasks to third-party service providers. These tasks include:

•	assisting with the management of Genesis Funding and the administration of the securitization;

•	providing financial information in connection with the maintenance of our accounting ledgers;

•	assisting in the preparation of quarterly and annual financial statements;

•	coordinating cash management and certain other treasury functions;

•	coordinating information systems, network and related services;

•	assisting in the preparation of annual budgets;

•	assisting in the preparation of reports to investors and to the SEC;

•	arranging for the preparation of and filing of all required tax returns;

•	administering payrolls; and

•	assisting with investor relations.

We may outsource other services that we may identify in the future. We also rely extensively on GECAS to service our aircraft.

Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services. Any service provider’s failure to perform its obligations would harm our ability to perform the functions listed above.

The terms of our agreements with GECAS and other affiliates of GE were negotiated without independent assessment on our behalf, and these terms may be less advantageous to us than if they had been the subject of arm’s-length negotiations.

We have entered into various agreements with GECAS and other affiliates of GE that effect the transactions relating to our formation, our IPO, the securitization and the application of the proceeds from our IPO and the securitization, and our ongoing operations and business. Although the pricing and other terms of these agreements were reviewed by our management and our board of directors, they were determined by GE-affiliated entities in the overall context of our IPO and the related transactions. As a result, provisions of these agreements may be less favorable to us than they might have been had they been the result of arm’s-length transactions among unaffiliated third parties.

Risks Relating to Our Aircraft Portfolio

The variability of supply and demand for aircraft and other aviation assets could depress lease rates and the value of our leased assets, which would have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations and pay dividends.

The aviation leasing and sales industry has experienced periods of aircraft oversupply and undersupply. The oversupply of a specific type of aircraft or other aviation asset in the market is likely to depress lease rates for, and the value of, that type of asset. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:

•	passenger air travel and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	operating costs, availability of jet fuel and general economic conditions affecting our lessees’ operations;

•	governmental regulation, including new airworthiness directives;

•	interest rates;

•	airline restructurings and bankruptcies;

•	cancellations of orders for aircraft;

•	delays in delivery by manufacturers:

•	availability of credit;

•	manufacturer production levels and technological innovation;

•	retirement and obsolescence of aircraft models;

•	manufacturers merging or exiting the industry or ceasing to produce aircraft or engine types;

•	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;

•	reintroduction into service of aircraft or engines previously in storage; and

•	airport and air traffic control infrastructure constraints.

These factors may produce sharp decreases in asset values and achievable lease rates, which would have an impact on our cost of acquiring aircraft or other aviation assets, may result in lease defaults and could delay or prevent the aircraft or other aviation assets from being re-leased or re-leased on favorable terms, or, if desired, sold on favorable terms.

Factors that increase the risk of decline in aircraft value and achievable lease rates could have an adverse affect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends.

In addition to factors linked to the aviation industry generally, other factors that may affect the value and achievable lease rates of our aircraft and other aviation assets include:

•	the particular maintenance and operating history of the airframes and engines;

•	the number of operators using that type of aircraft or engine;

•	whether an aircraft or other aviation asset is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

•	the age of our aircraft and other aviation assets;

•	any tax, customs, regulatory and other legal requirements that must be satisfied when an aircraft is purchased, sold or re-leased;

•	compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type; and

•	decreases in the creditworthiness of our lessees.

Any decrease in the values of and achievable lease rates for commercial aircraft or other aviation assets that may result from the above factors or other unanticipated factors may have a material adverse effect on our financial results and growth prospects and our ability to meet our debt obligations and to pay dividends.

We may be required to substitute some aircraft in our Initial Portfolio.

As of March 31, 2007, thirty-eight of the aircraft in our Initial Portfolio have been delivered to us. Under the asset purchase agreement, GE and its affiliates are obligated to deliver the remaining three aircraft on or before closing on July 17, 2007 (210 days of the completion of our IPO). However, the transfer of the aircraft to us require the cooperation of lessees, and we cannot assure you that they will cooperate or that all of the aircraft in our Initial Portfolio will be delivered before the end of this delivery period. If GE is unable to deliver any aircraft before the end of this period for any reason other than the destruction of, or substantial damage to, the aircraft, then GE must use reasonable efforts to designate a substitute aircraft for the undelivered aircraft before July 17, 2007, the end of such 210-day period. If an aircraft is destroyed or substantially damaged, GE may identify a substitute aircraft if it chooses. A substitute aircraft, individually or in the aggregate with other substitute aircraft, must be reasonably acceptable to us and must meet certain conditions. In determining whether to grant our consent we will consider various factors including appraised value, lease terms, type, location and remaining useful life of the aircraft and the delivery of substitute aircraft will be subject to confirmation by each of the rating agencies rating the notes issued in the securitization that it will not lower, qualify or withdraw its rating on the notes as a result of the delivery of that substitute aircraft and the consent of the policy provider (unless such substitution will not result in an adverse change to the policy provider’s capital charge with respect to the notes issued in the securitization or the ratings assigned to the notes by each rating agency (without regard to the policy)). If a substitute aircraft is not delivered by July 17, 2007, GE will refund a portion of the purchase price of our Initial Portfolio. See Item 7.B ‘‘Related Party Transactions—Asset Purchase Agreement.’’

If substitute aircraft are delivered, we may be required to restate our predecessor financial statements to reflect the substitute aircraft and related leases if the substitution were to have a material impact on our predecessor financial statements. A restatement could impair our access to capital markets, increase the likelihood of litigation against us and reduce the trading price of our shares.

Some of the aircraft in our Initial Portfolio have been damaged and subsequently repaired.

Under the asset purchase agreement, we are obligated to accept delivery of any aircraft that has been materially damaged if such aircraft has been repaired prior to the delivery date for such aircraft and otherwise meets the conditions precedent for aircraft delivery. Some of the aircraft in our Initial Portfolio have been damaged. Even though these aircraft have been repaired, we may not be able to resell or re-lease such aircraft on terms as favorable as those for an aircraft that has not been damaged.

The advent of superior aircraft technology could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects and our ability to compete in the marketplace.

As manufacturers introduce technological innovations and new types of aircraft, including the Boeing 787 Dreamliner and the Airbus A380 and A350 (currently scheduled to enter service in 2008, 2008 and 2012, respectively) and a replacement type for the Boeing 737 and Airbus A320 families of aircraft, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees. In addition, although all of the aircraft in our Initial Portfolio are Stage 3 noise-compliant, the imposition of stringent noise or emissions regulations may make certain of our aircraft less desirable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge.

Our operational costs will increase as our aircraft age, which will adversely affect the amounts available to pay dividends.

As of March 31, 2007, the weighted average age of the aircraft in our Initial Portfolio was 6.0 years. In general, the cost of redelivering an aircraft under a re-lease, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenses as our fleet ages could adversely affect our ability to pay dividends.

The concentration of aircraft types in our Initial Portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.

Of the aircraft in our Initial Portfolio, approximately 42% are Boeing 737-800 aircraft, approximately 27% are Airbus A320-200 aircraft and approximately 31% are various other aircraft. If any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio. In addition, the abandonment or rejection of the lease of any of the types of aircraft listed above by one or more carriers in reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code or comparable statutes in non-U.S. jurisdictions may diminish the value of such aircraft and will subject us to re-leasing risks.

We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.

The leasing and remarketing of commercial jet aircraft is highly competitive. As the exclusive servicer of our aircraft, GECAS competes in leasing, re-leasing and selling our aircraft with other aircraft leasing companies, including International Lease Finance Corporation (ILFC), AerCap, Aircastle, Aviation Capital Group, AWAS, Babcock & Brown, Boeing Capital, CIT Aerospace, GATX Air, Pegasus Aviation, RBS Aviation Capital and Singapore Aircraft Leasing Enterprise. We also may encounter competition from other entities that selectively compete with us, including:

•	airlines;

•	aircraft manufacturers;

•	financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices);

•	aircraft brokers;

•	special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft; and

•	public and private partnerships, investors and funds, including private equity and hedge funds.

Competition for a leasing transaction is based principally upon lease rates, delivery dates, lease terms, reputation, management expertise, aircraft condition, specifications and configuration and the availability of the types of aircraft necessary to meet the needs of the customer. Some of our competitors have significantly greater resources than we have. In addition, some competing aircraft lessors have a lower overall cost of capital and may provide financial services, maintenance services or other inducements to potential lessees that we cannot provide. Given the financial condition of the airline industry, many airlines have reduced their capacity by eliminating select types of aircraft from their fleets. This has resulted in an increase in available aircraft of these types, a decrease in rental rates for these aircraft and a decrease in market values of these aircraft.

Competition in the purchase and sale of used aircraft is based principally on the availability of used aircraft, price, the terms of the lease to which an aircraft is subject and the creditworthiness of the lessee. When we decide to dispose of an aircraft, GECAS, as our servicer, will arrange the disposition pursuant to the terms of the servicing agreement for that used aircraft. In doing so, GECAS will compete with the aircraft leasing companies listed above, as well as with the other types of entities described above and other investors. GECAS is not required to assist us in the purchase of used aircraft, and therefore we also will compete with GECAS when seeking to acquire used aircraft.

If demand for leased aircraft does not increase, we may not be able to expand our business.

Over the past 20 years, the world’s airlines have leased a growing proportion of their aircraft. According to ACAS, the proportion of the global fleet owned by operators has declined from 71% in 1990 to 54% in 2005, and the portion of the global fleet under operating lease has increased from approximately 18% to 30% during this period. Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. If, however, the aggregate demand for leased aircraft does not expand, then we may be unable to implement our growth strategy through aircraft acquisitions. Failure to expand our aircraft portfolio would impair our ability to sustain our revenues or support our expected dividend payments.

Depreciation expenses and impairment charges could have a material adverse effect on our financial condition and results of operations.

Our aircraft have finite economic lives, their values depreciate in the ordinary course over time and their ability to generate earnings and cash flow for our business declines over time. If depreciated aircraft are not replaced with newer aircraft, our ability to generate earnings and cash to pay dividends will be reduced. In addition, we depreciate our aircraft for accounting purposes on a straight-line basis to the aircraft’s estimated residual value over its estimated useful life. If we dispose of an aircraft for a price that is less than its depreciated value, then we would be required to recognize a loss that would reduce our net income during the period of the disposition and reduce our total assets.

In addition, aircraft in our Initial Portfolio and any other aircraft and other aviation assets that we acquire in the future are expected to be under operating leases that are subject to periodic review for impairment for accounting purposes. We believe the carrying value of the aircraft in our Initial Portfolio is currently recoverable through the cash flows expected to result from their use and eventual disposition. However, if these expected cash flows are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, other market conditions and residual values, then we may be required to recognize material impairment charges that would reduce our net earnings or increase our net losses. Under U.S. GAAP, once an impairment results in a reduction to the carrying value of an asset, the carrying value of such asset cannot thereafter be increased.

Aircraft liens could impair our ability to repossess, re-lease or resell the aircraft.

In the normal course of business, liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, landing charges, crew wages, repairer’s charges, salvage or other obligations are likely, depending on the laws of the jurisdictions where aircraft operate, to attach to the aircraft (or, if applicable, to the engines separately). The liens may secure substantial sums that may, in certain jurisdictions or for limited types of liens (particularly fleet liens), exceed the value of any particular aircraft to which the liens have attached. Until they are discharged, the liens described above could impair our ability to repossess, re-lease or resell our aircraft.

Although financial obligations are the responsibilities of the lessees, if they fail to fulfill their obligations, liens may attach. In some jurisdictions, aircraft liens or separate engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft (or, if applicable, the engines separately). We cannot assure you that the lessees will comply with their obligations under the leases to discharge liens arising during the terms of the leases. We may, in some cases, find it necessary to pay the claims secured by such liens in order to repossess the aircraft or obtain the aircraft or engines from a creditor thereof. These payments would be a required expense for us and would reduce our net income and our cash flows.

We cannot assure you that all lessees will comply with the registration requirements in the jurisdiction where they operate.

All of our aircraft are required to be registered at all times with appropriate governmental authorities. Generally, in jurisdictions outside the United States, failure by a lessee to maintain the registration of a leased aircraft would be a default under the applicable lease, entitling us to exercise our rights and remedies thereunder. If an aircraft were to be operated without a valid registration, the lessee operator or, in some cases, the owner or lessor might be subject to penalties, which could constitute or result in a lien being placed on such aircraft. Failure to comply with registration requirements also could have other adverse effects, including inability to operate the aircraft and loss of insurance. We cannot assure you that all lessees will comply with these requirements.

Government regulations could require substantial expenditures, reduce our profitability and limit our growth.

Certain aspects of our business are subject to regulation and require the oversight and regulation by state, federal and foreign governmental authorities. Aircraft are subject to regulations imposed by aviation authorities regarding aircraft maintenance and airworthiness. Laws affecting the airworthiness of aircraft generally are designed to ensure that all aircraft and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Aircraft manufacturers may also issue their own recommendations. Airworthiness directives and similar requirements typically set forth particular special maintenance actions or modifications to certain aircraft types or models that the owners or operators of aircraft must implement.

Each lessee generally is responsible for complying with airworthiness directives with respect to its aircraft and is required to maintain the aircraft’s airworthiness. To the extent that a lessee fails to comply with airworthiness directives required to maintain its certificate of airworthiness or other manufacturer requirements in respect of an aircraft or if the aircraft is not currently subject to a lease, we may have to bear the cost of such compliance. Under many leases, we have agreed to share with our lessees the cost of obligations under airworthiness directives (or similar requirements). In addition, if the aircraft is not subject to a lease, we may be forced to bear (or, to induce a prospective lessee to take the aircraft on lease, have to agree to pay) the cost of compliance with airworthiness directives. These expenditures can be substantial, and, to the extent we are required to pay them, our cash flow and ability to pay dividends could be substantially adversely affected.

In addition to these expenditures, which may be substantial, significant new requirements with respect to noise standards, emission standards and other aspects of our aircraft or their operation could cause our costs to increase and could cause the value of our aircraft portfolio to decrease. Other governmental regulations relating to noise and emissions levels may be imposed not only by the jurisdictions in which the aircraft are registered, possibly as part of the airworthiness requirements, but also by other jurisdictions where the aircraft operate. In addition, most countries’ aviation laws require aircraft to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair. To the extent that our aircraft are off lease or a lessee defaults in effecting such compliance, we are required to comply with such requirements at our expense.

It may be difficult or impossible to obtain title to one of the aircraft in our Initial Portfolio upon a bankruptcy or default by its owner and manager.

One of the aircraft in our Initial Portfolio (with a net book value of $37.2 million as of December 31, 2006) is on lease to a lessee based in Japan. Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to permit the registration of this aircraft in Japan, legal title to the aircraft is held by a third-party Japanese corporation owned and managed by one of the major trading companies in Japan. However, beneficial ownership of the aircraft is effectively held by an entity in which the beneficial interest is held by us. Title to this aircraft was transferred under the terms of a conditional sales agreement to such entity upon payment by such entity to the third-party Japanese owner of remaining installment in the amount of one U.S. dollar on the date the lease of the aircraft expires or any earlier date elected by such entity provided that (1) there is no continuing default by such entity and certain representations and warranties of such entity remain true and accurate and (2) the third-party Japanese owner is indemnified by the lessee for costs and taxes that arise as a result of the title transfer. Because Genesis Funding has not relinquished control over the aircraft upon transfer of the aircraft’s title to the Japanese entity, as evidenced by the one dollar purchase option in the conditional sale agreement which is exercisable at any time, and has retained all of the risks and rewards of ownership of the aircraft, Genesis Funding has not recognized this transaction as a sale for accounting purposes and continues to recognize the aircraft as ‘‘Flight equipment under operating lease’’ in the financial statements.

While these liabilities are the responsibility of the lessee, if they are not paid, the entity holding the beneficial interest may effectively have to pay such amounts in order for title to be transferred. Under the conditional sale agreement, Genesis Funding effectively holds the beneficial ownership interest of the aircraft, including all of the risks and rewards of ownership and has full control over the leasing of the aircraft to the lessee, but full liability to the Japanese title owner with respect to the aircraft if the lessee does not perform its indemnity or other obligations. The obligation of the third-party Japanese owner to transfer title to such entity is secured by a mortgage over the leased aircraft, and a share pledge over the entire share capital of the third-party Japanese owner, each in favor of such entity. Although the conditional sale agreement provides for title to transfer automatically, a bill of sale may be required to legally effect such transfer of title. There may be tax related considerations or issues relating to the validity of the method of title transfer depending on the location of the aircraft (and the related engines) at the time of transfer that may need to be considered at the time of transfer and which may affect the decision as to when to transfer title. It is also possible that the Japanese title owner or its manager parent company could breach its obligation to provide a bill of sale to document properly the title transfer to Genesis Funding, which could also result in possible impairment of our ability to obtain such evidence of title to the aircraft in a timely fashion or at all.

In the event of a bankruptcy proceeding involving the Japanese manager of this aircraft, the separateness of the corporate existence of the Japanese owner of the aircraft and the Japanese manager may be disregarded and this aircraft, if the third-party Japanese owner still holds legal title to it, may be consolidated with the assets of the Japanese manager and may become part of the bankruptcy estate, resulting in the possible impairment of our ability to obtain title to the aircraft in a timely fashion or at all.

Risks Relating to Our Leases

We will need to re-lease or sell aircraft as leases expire to continue to generate sufficient funds to meet our debt obligations, finance our growth and operations and pay dividends. We may not be able to re-lease or sell aircraft on favorable terms, or at all.

Our business strategy entails the need to re-lease aircraft as our current leases expire to generate sufficient revenues to meet our debt obligations, finance our growth and operations and pay dividends to our shareholders. The ability to re-lease aircraft depends on general market and competitive conditions. Some of our competitors may have greater access to financial resources and, as a result of restrictions on us contained in the terms of our indebtedness, may have greater operational flexibility. If we are not able to re-lease an aircraft or to do so on favorable terms, we may be required to attempt to sell the aircraft to provide funds for debt service or operating expenses. Our ability to re-lease or sell aircraft on favorable terms or without significant off-lease time could be adversely affected by depressed conditions in the airline and aircraft industries, airline bankruptcies, the effects of terrorism and war, the sale of other aircraft by financial institutions or other factors.

We rely on our lessees’ continuing performance of their lease obligations.

We operate as a supplier to airlines and are indirectly impacted by the risks facing airlines today. Our success depends upon the financial strength of our lessees, our ability to assess the credit risk of our lessees and the ability of lessees to perform their contractual obligations to us. The ability of each lessee to perform its obligations under its lease will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors beyond our control, including:

•	competition;

•	fare levels;

•	air cargo rates;

•	passenger air travel and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	operating costs, availability and cost of jet fuel and general economic conditions affecting our lessees’ operations;

•	labor difficulties;

•	economic conditions and currency fluctuations in the countries and regions in which the lessee operates; and

•	governmental regulation of, or affecting, the air transportation business.

Some of our lessees may experience payment difficulties. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow and may adversely affect our ability to make payments on our indebtedness and pay dividends to shareholders. We may experience delinquencies, particularly if economic conditions deteriorate. In addition, the demand for aircraft generally diminishes as they age, and the creditworthiness of the lessees of older aircraft is generally lower than the creditworthiness of the lessees of newer aircraft.

We are typically not in possession of any aircraft while the aircraft are on lease to the lessees. Consequently, our ability to determine the condition of the aircraft or whether the lessees are properly maintaining the aircraft is be limited to periodic inspections that we perform or that are performed on our behalf by third-party service providers or aircraft inspectors. A lessee’s failure to meet its maintenance obligations under a lease could:

•	result in a grounding of the aircraft;

•	cause us to incur costs in restoring the aircraft to an acceptable maintenance condition to re-lease the aircraft;

•	adversely affect lease terms in the re-lease of the aircraft; and

•	adversely affect the value of the aircraft.

We cannot assure you that, in the event that a lessee defaults under a lease, any security deposit paid or letter of credit provided by the lessee will be sufficient to cover the lessee’s outstanding or unpaid lease obligations and required maintenance expenses.

Because some airlines are in a weak financial condition and suffer liquidity problems, we may have trouble collecting lease payments on a timely basis or at all, which would adversely affect our revenues and cash flows and may adversely affect our ability to meet our debt obligations and pay dividends.

Some airlines are in a weak financial condition and suffer liquidity problems, and this is likely to be the case in the future with other airlines. In addition, many airlines are exposed to currency risk due to the fact that they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. Given the size of our aircraft portfolio, we expect that some lessees from time to time, and possibly in the near future, will be slow in making or will fail to make their payments in full under the leases. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions such as a decrease in their contribution toward maintenance obligations. A delayed, missed or reduced rental payment from a lessee would reduce our revenues and may adversely affect our ability to make payments on the notes issued in the securitization and pay dividends on our shares. While we may experience some level of delinquency under our leases, default levels may increase over time, particularly as our aircraft portfolio ages and if economic conditions deteriorate.

If our lessees encounter financial difficulties and we decide to restructure our leases with those lessees, this could result in less favorable leases, significant reductions in our cash flows and adversely affect our ability to meet our debt obligations and pay dividends on our shares.

We may be required to restructure a lease when a lessee is late in making payments, fails to make required payments or has otherwise advised us that it expects to default in making required payments. Restructuring may involve anything from a simple rescheduling of payments to the termination of a lease without receiving all or any of the past-due amounts. The terms and conditions of possible lease restructurings could result in significant reductions of rental payments, which would have an adverse impact on our cash flow available for distribution and reduced dividends to shareholders.

Because many of our lessees operate in emerging markets, we are indirectly subject to many of the economic and political risks associated with competing in such markets.

Emerging markets are countries which have developing economies that are vulnerable to business and political disturbances, such as significant economic instability, interest and exchange rate fluctuations, civil unrest, government instability and the nationalization or expropriation of private assets. The occurrence of any of these events in markets served by our lessees and the resulting instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations and these lessees may be more likely to default than lessees that operate in developed economies. Our Initial Portfolio includes 23 aircraft leased to lessees that are domiciled in emerging markets, representing 58% of the weighted average of our Initial Portfolio.

We may be required to purchase repossession insurance if GECAS re-leases any of our aircraft to lessees located in certain jurisdictions.

Under the servicing agreements, GECAS has broad discretion to re-lease aircraft to lessees around the world, subject to the concentration limits and other restrictions in the indenture. Under the indenture for the notes issued in the securitization, if an aircraft is leased to a lessee in certain specified jurisdictions (including, among others, Belarus, Bhutan, Kazakstan and Mongolia) we may be required to purchase insurance to ensure our ability to repossess the aircraft. If GECAS re-leases any of our aircraft to lessees in these jurisdictions, our expenses may increase due to the need to purchase repossession insurance.

Lease defaults could result in significant expenses and loss of revenues.

If we are unable to agree upon acceptable terms for a lease restructuring, then we have the right to repossess aircraft and to exercise other remedies upon a lessee default. However, repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is returned at the end of a lease. These costs include legal expenses that could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings also would increase the period of time during which an aircraft or other aviation asset does not generate rental revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale, and we may need to pay off liens, taxes and governmental charges on the aircraft or other aviation asset to obtain clear possession and to remarket the asset effectively.

If we repossess an aircraft or other aviation asset, we will not necessarily be able to export or deregister and profitably redeploy the asset. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which an aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. Significant costs may also be incurred in retrieving or recreating aircraft records required for registration of the aircraft and obtaining a certificate of airworthiness for the aircraft or engine.

Our lessees’ inability to fund their maintenance requirements on our aircraft could significantly harm our revenues, cash flows and ability to pay dividends.

The standards of maintenance observed by our lessees and the condition of aircraft at the time of sale or lease may affect the values and rental rates of our aircraft. Under each of our leases, the lessee is primarily responsible for maintaining the aircraft and complying with all governmental requirements applicable to the lessee and to the aircraft, including operational, maintenance and registration requirements and airworthiness directives. A lessee’s failure to perform required maintenance during the term of a lease could result in a diminution in the value of an aircraft, an inability to lease the aircraft at favorable rates or at all, or a potential grounding of the aircraft, and would likely require us to incur maintenance and modification costs upon the expiration or earlier termination of the lease to restore the aircraft to an acceptable condition prior to sale or re-leasing.

Failure to pay certain potential additional operating costs could result in the grounding of our aircraft and prevent the re-lease, sale or other use of our aircraft, which would negatively affect our business, financial condition and results of operations.

As in the case of maintenance costs, we may incur other operational costs upon a lessee default or where the terms of the lease require us to pay a portion of those costs. Such costs, which can be substantial, include:

•	the costs of casualty, liability, war and political risk insurance and the liability costs or losses when insurance coverage has not been or cannot be obtained as required or is insufficient in amount or scope;

•	the costs of licensing, exporting or importing an aircraft, costs of storing and operating an aircraft, airport taxes, customs duties, air navigation charges, landing fees and similar governmental or quasi-governmental impositions; and

•	penalties and costs associated with the failure of lessees to keep the aircraft registered under all appropriate local requirements or obtain required governmental licenses, consents and approvals.

The failure to pay some of these costs can result in liens on the aircraft or a loss of insurance. Any of these events could result in the grounding of the aircraft and prevent the re-lease, sale or other use of the aircraft until the problem is cured.

Our lessees may have inadequate insurance coverage or fail to fulfill their respective indemnity obligations, which could result in us not being covered for claims asserted against us and may negatively affect our business, financial condition and results of operations.

Although we do not expect to control the operation of our leased aircraft, our ownership of the aircraft could give rise, in some jurisdictions, to strict liability for losses resulting from their operation. Our lessees are required to indemnify us for, and insure against, liabilities arising out of the use and operation of the aircraft, including third-party claims for death or injury to persons and damage to property for which we may be deemed liable. Lessees are also required to maintain public liability, property damage and hull all risks and hull war risks insurance on the aircraft at agreed upon levels. However, they are not generally required to maintain political risk insurance.

Following the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of insurance coverage available to airlines for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, they significantly increased the premiums for such third-party war risk and terrorism liability insurance and coverage in general. As a result, the amount of such third-party war risk and terrorism liability insurance that is available at any time may be below the amount required under the initial leases and required by the market in general.

We cannot assure you that the insurance maintained by our lessees will be sufficient to cover all types of claims that may be asserted against us. Any inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations, as well as the lack of available insurance, could reduce the proceeds upon an event of loss and could subject us to uninsured liabilities, either of which could adversely affect our business, financial condition and results of operations.

Failure to obtain certain required licenses, consents and approvals could negatively affect our ability to re-lease or sell aircraft, which would negatively affect our business, financial condition and results of operations.

Aircraft leases often require specific licenses, consents or approvals. These include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft. Subsequent changes in applicable law or administrative practice may increase these requirements. In addition, a governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft may not be forthcoming. Any of these events could adversely affect our ability to re-lease or sell aircraft, which would negatively affect our business, financial condition and results of operations.

Some of our leases provide the lessees with early termination rights.

Ten of the leases in our Initial Portfolio provide the lessees with early termination rights. We also could enter into leases in the future that provide lessees with early termination rights. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations and ability to pay dividends could be adversely affected. See Item 4.D ‘‘Property, Plants and Equipment—Our Leases—Early Termination Rights.’’

Risks associated with the concentration of our lessees in certain geographical regions could harm our business.

Our business is exposed to local economic and political conditions that can influence the performance of lessees located in a particular region. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions.

European concentration.    Lease rental revenues from lessees based in Europe accounted for 36% of total revenues for the year ended December 31, 2006. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the development of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs.

Asian concentration.    Lease rental revenues from lessees based in Asia (including China) accounted for 32% of total revenues for the year ended December 31, 2006. There are significant obstacles to the Chinese airline industry’s development, including continuing government control and regulation over the industry. If this control and regulation persists or expands, the Chinese airline industry likely would experience a significant decrease in growth or restrictions on future growth.

North American concentration.    Lease rental revenues from lessees based in North America accounted for 18% of total revenues for the year ended December 31, 2006. During the past 15 years a number of North American passenger airlines filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. The outbreak of Severe Acute Respiratory Syndrome (SARS), high labor costs, high fuel costs, the strength of labor unions in collective bargaining negotiations, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines.

The geographic classifications and revenue information for the lessees discussed above are based on the financial statements as of and for the year ended December 31, 2006 which are included at Item 18 in this Annual Report.

Risks Related to the Aviation Industry

A deterioration in the financial condition of the commercial airline industry would have an adverse impact on our ability to lease our aircraft, sustain our revenues and pay dividends.

The financial condition of the commercial airline industry is of particular importance to us because we lease most of our aircraft to commercial airline customers. Our ability to achieve our primary business objectives of growing our lease portfolio and increasing distributable cash flow per share will depend on the financial condition and growth of the commercial airline industry. The risks affecting our airline customers are generally out of our control, but because they have a significant impact on our customers they affect us as well. The risk factors that follow describe risks that affect the commercial airline industry generally and therefore have an impact on our business, financial condition and results of operations. These risks are generally not within our control. Our ability to succeed depends on the financial strength of our customers and their ability to manage these risks. To the extent that our customers are adversely affected by these risk factors, we may experience:

•	downward pressure on demand for the aircraft in our fleet and reduced market lease rates and lease margins;

•	a higher incidence of lessee defaults, lease restructurings, repossessions and airline bankruptcies and restructurings, resulting in lower lease margins due to maintenance and legal costs associated with the repossession, as well as lost revenue for the time the aircraft are off lease and possibly lower lease rates from the new lessees;

•	an inability to lease aircraft on commercially acceptable terms, resulting in lower lease margins due to aircraft not earning revenue and resulting in storage, insurance and maintenance costs; and

•	a loss if our aircraft is damaged or destroyed by an event specifically excluded from an insurance policy, such as dirty bombs, bio-hazardous materials and electromagnetic pulsing.

Airline reorganizations could impair our lessees’ ability to comply with their lease payment obligations to us.

In recent years, several U.S. airlines have sought to reorganize (and, in certain instances, have completed reorganization) under Chapter 11, and numerous other airlines have filed for similar protection under their local laws. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. This fare discounting has led to lower yields for all airlines, including certain of our lessees. The bankruptcies have led to the grounding of significant numbers of aircraft, rejections of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values.

Additional reorganizations or liquidations by airlines under applicable bankruptcy or reorganization laws or further rejection or abandonment of aircraft by airlines in bankruptcy proceedings may depress aircraft values and aircraft lease rates. Additional grounded aircraft and lower market values would adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates.

As high fuel prices continue to affect the profitability of the airline industry, our lessees might not be able to meet their lease payment obligations to us.

Fuel costs represent a major expense to companies operating within the airline industry, and fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events and currency exchange rates. In addition, natural disasters can significantly affect fuel availability and prices. For example, in August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices.

Fuel prices have remained at historically high levels . The continuing high cost of fuel will likely have a material adverse impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their customers by increasing fares. If they pass on the higher costs, it may adversely affect demand for air travel, which would reduce revenues to our customers. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices remain at historically high levels or increase further, they are likely to cause our lessees to incur higher costs or experience reduced revenues. Consequently, these conditions may:

•	affect our lessees’ ability to make rental and other lease payments;

•	result in lease restructurings and aircraft and engine repossessions;

•	increase our costs of servicing and marketing aircraft;

•	impair our ability to re-lease the aircraft and other aviation assets or re-lease or otherwise dispose of the assets on a timely basis at favorable rates; and

•	reduce the proceeds received for the aircraft or other aviation assets upon any disposition.

The effects of terrorist attacks and geopolitical conditions may negatively affect the airline industry. This may cause our lessees to default on their lease payment obligations to us.

As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, airports have increased security restrictions, airline costs for aircraft insurance and enhanced security measures have increased and airlines have faced increased difficulties in acquiring war risk and other insurance at reasonable costs. Terrorist attacks and geopolitical conditions have harmed the airline industry, and concerns about geopolitical conditions and further terrorist attacks could harm airlines in the future as a result of various factors, including:

•	higher costs to airlines because of increased security measures;

•	the inconvenience of additional security measures;

•	the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges under current market conditions; and

•	significantly higher costs of aircraft insurance coverage for claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance has been or will continue to be available.

Future terrorist attacks, war or armed hostilities, or the fear of such events, may further increase airline costs, depress air travel demand, cause certain aviation insurance to become available only at significantly increased premiums or not be available at all and could have a further adverse impact on the airline industry and on the financial condition and liquidity of our lessees, aircraft values and rental rates, all of which could adversely affect our financial results, growth prospects and ability to pay dividends.

The effects of pandemic diseases may negatively affect the airline industry. This may cause our lessees to default on their lease payment obligations to us.

The 2003 outbreak of SARS was linked to air travel early in its development and had a severe adverse impact on the aviation industry, which was evidenced by a sharp reduction in passenger bookings, cancellation of many flights and employee layoffs. In addition, since 2003, there have been several outbreaks of avian influenza, or the bird flu, beginning in Asia and, most recently, spreading to certain parts of Africa and Europe. Additional outbreaks of SARS or other pandemic diseases, or the fear of such events, could provoke responses, including government-imposed travel restrictions, which could negatively affect passenger demand for air travel and the financial condition of the aviation industry.

We depend on aircraft and engine manufacturers’ success in remaining financially stable and producing aircraft.

The supply of jet aircraft, which we purchase and lease, is dominated by two airframe manufacturers, Boeing and Airbus, and a limited number of engine manufacturers. We therefore depend on these manufacturers’ success in remaining financially stable and producing aircraft and related components which meet airlines’ demands and providing customer support. Further, competition between the manufacturers for market share is escalating and may cause instances of deep discounting for certain aircraft types and may have a negative impact on our competitive pricing when we sell or lease aircraft. Should the manufacturers fail to respond appropriately to changes in the market environment or fail to fulfill their contractual obligations, we may experience:

•	an inability to acquire aircraft and related components on terms that will allow us to lease those aircraft and related components to customers at our anticipated profit levels, resulting in lower growth rates or a contraction in our fleet;

•	poor customer support from the manufacturers of aircraft and components resulting in reduced demand for a particular manufacturer’s product, creating downward pressure on demand for those aircraft and components in our fleet and reduced market lease rates for those aircraft; and

•	reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and may adversely affect the value of our portfolio and our ability to remarket or sell some of the aircraft in our fleet.

Risks Related to the Ownership of Our Shares

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include:

•	provisions that permit us to require any competitor of GECAS that acquires beneficial ownership of more than 10% of our common shares either to tender for all of our remaining common shares for no less than their fair market value, or sell such number of common shares to us or to third parties as would reduce its beneficial ownership to less than 10%, in either case within 90 days of our request to so tender or sell;

•	provisions that reduce the vote of each common share held by a competitor of GECAS that beneficially owns 10% or more, but less than 50%, of our common shares to one-fifth of one vote per share on all matters upon which shareholders may vote;

•	provisions that permit our board of directors to determine the powers, preferences and rights of our preference shares and to issue such preference shares without shareholder approval;

•	advance notice requirements by shareholders for director nominations and actions to be taken at annual meetings; and

•	no provision for cumulative voting in the election of directors, such that all the directors standing for election may be elected by our shareholders by a plurality of votes cast at a duly convened annual general meeting, the quorum for which is two or more persons present in person or by proxy at the start of the meeting and representing in excess of 50% of all votes attaching to all shares in issue entitling the holder to vote at the meeting.

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and/or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our shares and your ability to realize any potential change of control premium.

We are a Bermuda company that is managed and controlled in Ireland. It may be difficult for you to enforce judgments against us or against our directors and executive officers.

We were incorporated under the laws of Bermuda and are managed and controlled in Ireland. Our business is based outside the United States, a majority of our directors and officers, and some of the experts named in this Annual Report, reside outside the United States and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda or Ireland against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda or Irish law and do not have force of law in Bermuda or Ireland. However, a Bermuda or Irish court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda or Irish law.

There is doubt as to whether the courts of Bermuda or Ireland would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain actions brought in Bermuda or Ireland against us or such persons predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and Bermuda or Ireland providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there are grounds upon which Bermuda or Irish courts may decline to enforce the judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda or Irish courts as contrary to public policy in Bermuda or Ireland. Because judgments of U.S. courts are not automatically enforceable in Bermuda or Ireland, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation.

The Companies Act 1981 of Bermuda, as amended, which we refer to as the ‘‘Companies Act,’’ applies to our company and differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in your having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

Risks Related to Taxation

We are a passive foreign investment company, or PFIC. Unless U.S. holders of our shares make certain elections under U.S. federal income tax rules, they are subject to certain adverse U.S. federal income tax rules.

Because we are a PFIC, U.S. holders of our shares are subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, a U.S. holder who disposes or is deemed to dispose of our shares at a gain, or who receives or is deemed to receive certain distributions with respect to our shares, generally will be required to treat such gain or distributions as ordinary income and pay an interest charge on the tax imposed. Certain elections may be used to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares (‘‘QEF elections’’ and ‘‘mark-to-market’’ elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income in excess of amounts distributed to you. In addition, because we are a PFIC, our distributions will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. taxpayers. The PFIC rules are extremely complex, and prospective U.S. investors are urged to consult their own tax advisers regarding the potential consequences to them of our being classified as a PFIC. See Item 10.E ‘‘Taxation Considerations —U.S. Federal Income Tax Considerations—Taxation of U.S. Holders of Shares.’’

We may fail to qualify for tax treaty benefits and U.S. statutory tax exemptions which would reduce our net income and cash flow by the amount of the applicable tax.

Special U.S. tax rules apply to U.S. source transportation income. U.S. source rental income that is not connected with a U.S. trade or business may be subject to 30% withholding tax. Alternatively, U.S. source rental income could be subject to a 4% gross transportation tax. U.S. source transportation income connected to a U.S. trade or business would be taxed on a net basis. In order for us to be exempt from U.S. federal income taxation on each category of U.S. source transportation income, we and our Irish tax resident subsidiaries must qualify for benefits of the Irish Treaty. Qualification for Irish Treaty benefits depends on many factors, including that at least 50% of the vote and value of our Irish tax resident subsidiaries continues to be held by us and that our principal class of shares be substantially and regularly traded on one or more recognized stock exchanges. We may not satisfy all the requirements of the Irish Treaty and thereby may not qualify each year for the benefits of the Irish Treaty. Failure to so qualify could result in the income attributable to aircraft used for flights to, from or within the United States being subject to U.S. federal income taxation. The imposition of such taxes would adversely affect our business and would result in decreased cash available for distribution to our shareholders. See Item 10.E ‘‘Taxation Considerations—U.S. Federal Income Tax Considerations—Taxation of Genesis Lease Limited and Our Subsidiaries.’’

We may become subject to income or other taxes in the jurisdictions in which our aircraft operate, where our lessees are located or where we perform certain services which would adversely affect our business and result in decreased cash available for distributions to shareholders.

We and our Irish tax resident subsidiaries are subject to the income tax laws of Ireland. In addition, we may be subject to income or other taxes in other jurisdictions by reason of our activities and operations or those of our service providers, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. The imposition of such taxes would adversely affect our business and would result in decreased earnings available for distribution to our shareholders.

In addition, because Ireland does not have tax treaties with all jurisdictions, we may find it necessary to establish subsidiaries in other jurisdictions to lease or sublease aircraft to customers in those jurisdictions. Such subsidiaries may be subject to taxation in the jurisdictions in which they are organized, which would reduce our net income and have an adverse impact on our cash flow available for distribution to our shareholders.

The tax rate applicable to us, Genesis Funding and Genesis Acquisition would be higher than we expect if we or they were considered not to be carrying on a trade in Ireland for the purposes of Irish law.

Because we are managed and controlled in Ireland, each of us, Genesis Funding and Genesis Acquisition are subject to Irish corporation tax on our net trading income at the rate of 12.5%. Under Irish tax law, non-trading income is taxed at the rate of 25% and capital gains are taxed at the rate of 20%. Each of us, Genesis Funding and Genesis Acquisition intend to carry on sufficient activity in Ireland, directly and indirectly, through a servicer, so as to be treated as carrying on a trade in Ireland for the purposes of Irish tax law. In calculating our net trading income we deduct tax depreciation on the aircraft. Whether we and our Irish tax-resident subsidiaries are carrying on a trade for the purposes of Irish tax and have beneficial title to the aircraft that are not yet delivered as at December 31, 2006 are questions of fact and we cannot assure you that we or they will qualify, and we will depend on the Irish Revenue authorities accepting that we are engaged in an active business in Ireland and that we have full beneficial ownership of the aircraft that remain to be delivered.

One of the grounds for Genesis Funding being treated as engaged in an active business in Ireland is that GECAS, as servicer for the Initial Portfolio, is an Irish company, and GECAS performs a major part of its obligations under the servicing agreement for the Initial Portfolio in Ireland. However, the servicing agreement does not require that GECAS perform any of its obligations in Ireland, and GECAS could relocate its operations in the future and not perform any such obligations in Ireland. If that happens, the Irish Revenue Authorities may reexamine the eligibility of Genesis Funding for the 12.5% tax rate, and, if Genesis Funding were found to be not engaged in an active business in Ireland, all of its net income from leasing would be subject to the higher Irish corporate tax rate of 25%. As a result, Genesis Funding would be liable earlier and in greater amounts for tax on such income.

If we or any of our Irish tax-resident subsidiaries were considered not to be carrying on a trade in Ireland, we or they may be subject to additional Irish tax liabilities. The application of a higher tax rate (25% instead of 12.5%) on taxable income could reduce the cash flow available for distribution to our shareholders. In addition, we cannot assure you that the 12.5% tax rate applicable to trading income, the 20% tax rate applicable to capital gains or the 25% tax rate applicable to non-trading income will not be changed in the future.

Item 4.    Information on the Company

A.    History and Development of the Company

We are Genesis Lease Limited, a Bermuda exempted company incorporated on July 17, 2006 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Although we are organized under the laws of Bermuda, we are resident in Ireland for Irish tax purposes and thus are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. Our principal executive offices are located at Roselawn House, University Business Complex, National Technology Park, Limerick, Ireland. Our telephone number at that address is +353 61 633 777.

We were formed at the direction of GECAS to acquire our Initial Portfolio from affiliates of GE and to develop an independent aircraft leasing business. On December 19, 2006, we (1) completed our IPO and issued 27,860,000 shares at a public offering price of $23.00 per share, (2) issued 3,450,000 shares to an affiliate of GE, in a private placement, for a price of $23.00 per share, (3) issued $810.0 million of aircraft lease-backed notes as part of a securitization transaction, and (4) used the net proceeds of the IPO, the private placement and the securitization to finance the acquisition of our Initial Portfolio of 41 commercial aircraft from affiliates of GE.

The purchase price for our Initial Portfolio was $1,459.4 million, which was the sum of the net proceeds of our IPO, our private placement and the securitization, less the portion of such proceeds that was used to fund our formation and offering-related expenses, up-front costs and expenses related to our securitization, and a cash balance of $20.0 million that we retained for general corporate purposes.

On January 16, 2007, we sold 4,179,000 additional shares at a public offering price of $23.00 after the underwriters of our IPO exercised their over-allotment option in full, as well as 517,500 additional shares at a price of $23.00 per share in a private placement to GE.

B.    Business Overview

Our Company

We are a recently organized company formed to acquire and lease commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. Our strategy is to grow our portfolio through accretive acquisitions of aircraft, while paying regular quarterly dividends to our shareholders. We intend to leverage the worldwide platform of GECAS to service our portfolio of leases, allowing our management to focus on executing our growth strategy.

The aircraft in our Initial Portfolio are modern, operationally efficient passenger and cargo jet aircraft that have long expected remaining useful lives. As of March 31, 2007, the weighted average age of our aircraft was 6.0 years, and the weighted average remaining lease term on our aircraft was 5.7 years. All of our aircraft are subject to net operating leases under which the lessee is responsible for most operational and insurance costs, and 38 of the 41 leases in our Initial Portfolio are subject to fixed rental rates. Others have floating rate rentals based on six-month LIBOR. The terms of our leases provide us with a stable source of revenues and cash flows.

We believe we can capitalize on the overall size and growth of the global aircraft market by acquiring and leasing additional aircraft and other aviation assets to increase our revenues, earnings and cash flows. According to Airline Monitor, between 1990 and 2005, global passenger traffic, measured in revenue passenger miles, increased by 115%, or an average of 5.2% per year, and Boeing forecasts 4.9% average annual revenue passenger mile growth from 2006 through 2025. According to Boeing, the current global fleet of operating commercial jet aircraft consists of more than 17,000 aircraft, and the fleet is expected to increase by an average of 2.9% per year through 2023 as a result of continued growth in passenger and cargo traffic, particularly in emerging markets. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft instead of owning them outright. ACAS reported that the proportion of the global fleet under operating lease has increased from approximately 18% in 1990 to 30% in 2005. We believe these industry trends provide a large and growing available pool of aircraft and other aviation assets to acquire and lease in the future.

Pursuant to long-term agreements, GECAS provides us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing rights against lessees. We pay GECAS a base servicing fee, additional servicing fees based on rental amounts due and paid under our leases and sales fees for assisting in aircraft dispositions.

Our arrangements with GECAS enable our management team to focus primarily on pursuing acquisitions of additional aircraft and other aviation assets. Our founding management has substantial expertise in the acquisition, leasing, financing, technical management and sale of aircraft. To complement our management’s sourcing efforts, we have entered into a business opportunities agreement with GECAS, which we expect will lead to opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered directly by GECAS.

GECAS is an affiliate of GE and is one of the world’s leading servicers of commercial aircraft. GECAS currently manages a portfolio that includes more than 1,400 owned aircraft plus more than 250 aircraft serviced for other owners. It has more than 220 passenger and cargo airline customers in over 70 countries and more than 80 employees dedicated to the marketing and technical management of leased aircraft. We have a global reach through GECAS’s 23 worldwide offices and benefit from GECAS’s extensive industry knowledge and contacts to manage our portfolio and to source aircraft acquisitions. We believe GECAS’s broad industry expertise as the owner and servicer of one of the world’s largest portfolios of commercial aircraft, as well as its involvement in the market for aircraft acquisitions and dispositions, enhance our ability to manage our portfolio effectively, to acquire and lease additional aircraft and to remarket our aircraft when leases expire.

Our Competitive Strengths

We believe the following competitive strengths enable us to capitalize on growth opportunities in the leasing industry:

•	Contracted revenues from a diversified lease portfolio. Our Initial Portfolio consists of 41 commercial jet aircraft that are leased on a long-term, primarily fixed rate basis to a wide range of geographically diverse lessees. The aircraft in our Initial Portfolio are leased to 30 lessees in 17 countries, with scheduled lease maturities ranging from 2008 to 2017 and a weighted average remaining lease term of 5.7 years. No single lessee is expected to contribute more than 10% of our annual lease revenue in 2007, and no more than five leases are scheduled to expire in any year until 2011. We believe this profile contributes to the stability of our revenues.

•	Young, versatile aircraft fleet. The weighted average age of the aircraft in our Initial Portfolio is 6.0 years as of March 31, 2007, and only 1.6% of the passenger aircraft were more than ten years old. Our Initial Portfolio consists of a range of asset types but is concentrated on modern, narrow-body aircraft that have a wide operator base. We believe these aircraft, and the additional aircraft we will seek to acquire, are versatile assets with long useful lives that can be deployed worldwide. In addition, we expect that many of these aircraft have the potential to be converted into freighter aircraft, which would further extend their useful lives.

•	Access to market opportunities through ongoing relationships with GECAS. We believe we benefit directly from GECAS’s global aircraft leasing network and capabilities through our servicing agreements. We also expect that, pursuant to the business opportunities agreement, GECAS provides us with access to market opportunities to purchase aircraft from sources that it encounters in the course of its global operations as well as certain aircraft directly from GECAS’s own fleet.

•	Experienced management and efficient platform. Our management has extensive experience in the aviation industry. Our chief executive officer, John McMahon, has 20 years of experience in the aviation industry. Previously, Mr. McMahon was a founding member and Managing Director of debis AirFinance (now AerCap) and was instrumental in developing it from a start-up into a global aircraft lessor with a portfolio of 220 aircraft operating with more than 80 airlines in over 40 countries. We believe our management’s extensive relationships in the aviation industry, together with our operating arrangements with GECAS, provide us with an efficient platform from which to make accretive aircraft acquisitions and manage additional aircraft with limited incremental overhead cost.

Our Growth Strategies

We intend to grow our lease portfolio and increase distributable cash flow per share by focusing on the following strategies:

•	Capitalize on the growth in aircraft leasing by acquiring additional aircraft. We intend to acquire additional aircraft that are accretive to cash flow, while maintaining desirable portfolio characteristics in terms of fleet age, lease term and geographic concentration. We focus primarily on acquiring high-utility commercial jet aircraft that have long useful lives and large operator bases, such as the Boeing 737 and the Airbus A320. We believe these aircraft will continue to experience strong demand as the number of low-cost carriers and passenger traffic in emerging markets continue to increase. From time to time we also intend to evaluate different aircraft asset types or lease structures that maximize returns and distributable cash flow to shareholders.

•	Outsource servicing functions to GECAS so that management can focus on aircraft acquisitions. We intend to leverage GECAS’s global service platform to manage our portfolio. We believe that lease servicing and remarketing is a highly technical business that benefits from a worldwide presence, well developed infrastructure and a broad network of strong customer relationships. We believe this strategy will enable management to focus on pursuing accretive acquisitions, including any presented to us by GECAS.

•	Efficiently raise capital to execute our growth strategy. We believe our capital structure is efficient and provides flexibility to pursue acquisitions and capitalize on market opportunities as they arise. We have a commitment for a $1 billion senior secured revolving credit facility to fund acquisitions of additional aircraft. We also expect to fund our growth through additional debt and equity offerings. The terms of our debt instruments prevent us from paying dividends if we fail to meet financial ratios or default on our debt service obligations.

Our Acquisition Strategy

We intend to pursue acquisitions of additional aircraft and other aviation assets through our relationships with aircraft operators, manufacturers, financial institutions, private investors and third-party lessors and through our business opportunities agreement with GECAS. We may acquire aircraft for lease directly from manufacturers, in the secondary market or pursuant to sale-leaseback transactions with aircraft operators.

Our management has extensive experience in the aircraft leasing industry and maintains strong relationships with a wide variety of market participants throughout the world. Each potential acquisition will be evaluated to determine if it supports our primary objective of growing our distributable cash flow while maintaining desired portfolio characteristics. We expect that key considerations in our decision to purchase an aircraft will include its price, market value, specification/configuration, condition and maintenance history, operating efficiency, lease terms, financial condition and creditworthiness of the lessee, jurisdiction, industry trends, and the potential for future redeployment and conversion into freighter configuration. We believe that careful analysis of these factors will enable us to maintain a diversified portfolio that maximizes our returns and minimizes our risk profile.

Our aim is to maintain a diversified portfolio of aircraft that can be deployed worldwide across a large operator base. We seek to acquire aircraft that are both accretive to our distributable cash flow per share and enable us to maintain a portfolio of high-utility aircraft with long remaining useful lives and a diverse lessee base. We focus on aircraft acquisitions that are expected to yield attractive rates of return over the period that we intend to own the aircraft.

As part of our growth strategy, we have entered into a business opportunities agreement with GECAS which we expect will lead to opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered directly by GECAS. For a description of this agreement, see Item 7.B ‘‘Related Party Transactions—Business Opportunities Agreement.’’

Our Financing Strategy

A key component of our growth strategy is our flexible capital structure that allows us to capitalize on favorable market conditions to acquire additional aircraft and other aviation assets in order to optimize the return on our investments and increase our distributable cash flow per share. In connection with our IPO, we received a commitment for a $1 billion credit facility. We believe that the availability of borrowings under this facility, combined with our other sources of financing, will provide us with the flexibility to execute opportunistic acquisitions. We expect long-term financing for these acquisitions to be available through additional securitizations and debt and equity offerings.

Competition

The leasing and remarketing of commercial jet aircraft is highly competitive. As the exclusive servicer of our aircraft, GECAS competes in leasing, re-leasing and selling our aircraft with other aircraft leasing companies, including ILFC, AerCap, Aircastle, Aviation Capital Group, AWAS, Babcock & Brown, Boeing Capital, CIT Aerospace, GATX Air, Pegasus Aviation, RBS Aviation Capital and Singapore Aircraft Leasing Enterprise. We also may encounter competition from other entities that selectively compete with us, including:

•	airlines;

•	aircraft manufacturers;

•	financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices);

•	aircraft brokers;

•	special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft; and

•	public and private partnerships, investors and funds, including private equity and hedge funds.

Competition for a leasing transaction is based principally upon lease rates, delivery dates, lease terms, reputation, management expertise, aircraft condition, specifications and configuration and the availability of the types of aircraft necessary to meet the needs of the customer. We believe we compete favorably in leasing our aircraft due to the reputation and experience of our management, our access to market opportunities through our servicing agreements with GECAS and our ability to structure lease rates and other lease terms to respond to market dynamics and customer needs. However, some of our competitors have significantly greater resources than we have. In addition, some competing aircraft lessors have a lower overall cost of capital and may provide financial services, maintenance services or other inducements to potential lessees that we cannot provide. Given the financial condition of the airline industry, many airlines have reduced their capacity by eliminating select aircraft from their fleets. This has resulted in an increase in available aircraft of these eliminated types, a decrease in rental rates for these aircraft and a decrease in market values of these aircraft.

Competition in the purchase and sale of used aircraft is based principally on the availability of used aircraft, price, the terms of the lease to which an aircraft is subject and the creditworthiness of the lessee. When we decide to dispose of an aircraft, GECAS, as our servicer, will arrange the disposition pursuant to the terms of the servicing agreement for that aircraft. In doing so, GECAS will compete with the aircraft leasing companies listed above, as well as with the other types of entities described above and other investors. GECAS is not required to assist us in the purchase of used aircraft, and therefore, in addition to competing with the entities identified above, we will compete with GECAS when seeking to acquire used aircraft.

Insurance

We require our lessees to carry those types of insurance which are customary in the air transportation industry, including comprehensive liability insurance, aircraft all-risk hull insurance and war-risk insurance covering risks such as hijacking, terrorism (but excluding cover for weapons of mass destruction and nuclear events), confiscation, expropriation, seizure and nationalization. In general, we are named as an additional insured on liability policies carried by our lessees, and we usually are designated as a loss payee in the event of a total loss of the aircraft. The servicer will obtain certificates of insurance from the lessees’ insurance brokers to evidence the existence of such insurance. These certificates of insurance generally contain a breach of warranty endorsement so that, subject to certain standard exceptions, our interests are not prejudiced by any act or omission of the lessee. Coverage under liability policies generally is not subject to deductibles except those as to baggage and cargo that are standard in the airline industry, and coverage under all-risk aircraft hull insurance policies generally is subject to agreed deductible levels in respect of partial damage to the aircraft. In addition, we maintain contingent liability insurance and contingent hull insurance with respect to our aircraft, which is intended to provide coverage in the event that the insurance maintained by any of our lessees should not be available for our benefit as required pursuant to the terms of the contract.

Insurance premiums are generally paid by the lessee, with coverage acknowledged by the broker or carrier. The certificates of insurance contain, among other provisions, a ‘‘no co-insurance’’ clause and a provision prohibiting cancellation or material change without a reasonable period of advance written notice to the insurance broker, who is obligated to give us prompt notice. War and allied perils insurance policies customarily provide seven days advance written notice for cancellation and may be subject to lesser notice under certain market conditions. Furthermore, the insurance is primary and not contributory, and insurance carriers generally are required to waive rights of subrogation against us.

The stipulated loss value schedule under aircraft hull insurance policies is on an agreed value basis. In all cases, the sum of the stipulated loss value and our own additional coverage in place is at least equal to the appraised value of the aircraft. In cases where the servicer believes that the agreed value stated in the lease is not sufficient, the servicer will purchase additional total loss only coverage for the deficiency. Aircraft hull policies contain standard clauses covering aircraft engines. They also contain deductibles and in various cases and under certain circumstances the lessee has the right to self-insure some or all of the risk (which has the effect of significantly increasing the deductible amounts). The lessee is required to pay all deductibles, and would be responsible for payment of amounts self-insured. Furthermore, the aircraft hull policies contain war-risk endorsements and/or supplemental war-risk policies, including, but not limited to, confiscation, seizure, hijacking and similar forms of retention or terrorist acts (where available).

The comprehensive liability insurance listed on certificates of insurance include provisions for bodily injury, property damage, passenger liability, cargo liability and such other provisions reasonably necessary in commercial passenger and cargo airline operations. As a result of the terrorist attacks on September 11, 2001, the insurance market unilaterally terminated war risk liability coverage for a short period of time. When it became available again, the insurance market imposed a sub limit on each operator’s policy for third-party war risk liability, which is currently between $50 million and $150 million on the customary war-risk liability endorsement available in the London market. U.S., Canadian and certain other non-European Community-based airlines have government war-risk insurance programs available in which they currently participate. Although we currently require each lessee to purchase third party war risk liability in amounts greater than such sublimits, or obtain an indemnity from their government, the market or applicable governments may discontinue to make such excess coverage available for premiums that are acceptable to carriers. As a result, it is possible that we may be required to permit lessees to operate with considerably less third-party war risk liability coverage than currently carried, which could have a material adverse effect on the financial condition of our lessees and on us in the event of an uncovered claim. In late 2005, the international aviation insurance market unilaterally introduced exclusions for physical damage to aircraft hulls caused by dirty bombs, bio-hazardous materials, electromagnetic pulsing and similar causes of loss. We expect that exclusions for the same types of perils will also be introduced into liability policies within the next 12 months.

We cannot assure you that we have adequately insured against all risks, that lessees will at all times comply with their obligations to maintain insurance, that any particular claim will be paid, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Consistent with industry practice, our insurance policies are subject to commercially reasonable deductibles or self-retention amounts.

Government Regulation

The air transportation industry is highly regulated. Because we do not operate aircraft, we generally are not directly subject to most of these laws. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered or under which they operate. These laws govern, among other things, the registration, operation, maintenance and condition of our aircraft.

Most of our aircraft are registered in the jurisdictions in which the lessees of our aircraft are certified as air operators. As a result, our aircraft are subject to the airworthiness and other standards imposed by these jurisdictions. Laws affecting the airworthiness of aircraft generally are designed to ensure that all aircraft and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Aircraft manufacturers may also issue their own recommendations.

Each lessee generally is responsible for complying with airworthiness directives with respect to its aircraft and is required to maintain the aircraft’s airworthiness. To the extent that a lessee fails to comply with airworthiness directives required to maintain its certificate of airworthiness or other manufacturer requirements in respect of an aircraft or if the aircraft is not currently subject to a lease, we may have to bear the cost of such compliance. Under many leases, we have agreed to share with our lessees the cost of obligations under airworthiness directives (or similar requirements)..In addition, if an aircraft is not subject to a lease, we may be forced to bear (or, to induce a prospective lessee to take the aircraft on lease, may have to agree to pay) the cost of compliance with airworthiness directives.

In addition to these direct cost expenditures, which may be substantial, significant new requirements with respect to noise standards, emission standards and other aspects of our aircraft or their operation could cause the value of our aircraft portfolio to decrease. Other governmental regulations relating to noise and emissions levels may be imposed not only by the jurisdictions in which the aircraft are registered, possibly as part of the airworthiness requirements, but also in other jurisdictions where the aircraft operate. In addition, most countries’ aviation laws require aircraft to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair. To the extent that our aircraft are off lease or a lessee defaults in effecting such compliance, we will be required to comply with such requirements at our expense.

Corporate Services Provider

We have entered into corporate services agreements with AIB International Financial Services Limited, pursuant to which AIBIFS performs certain accounting, administrative and other corporate services for us, including:

•	assisting in establishing our books of account and recording transactions,

•	preparing monthly management accounts,

•	assisting in preparing quarterly and annual consolidated financial statements,

•	providing assistance to our independent registered accounting firm,

•	assisting in preparing earnings releases and reports required by the U.S. Securities Exchange Act of 1934 and the rules thereunder,

•	directing tax advisers to prepare tax returns,

•	assisting in opening and monitoring bank accounts,

•	assisting in arranging board meetings,

•	attending and participating at meetings of our audit committee,

•	administering payroll, and

•	preparing reports on compliance with covenants in debt agreements.

AIBIFS is an experienced provider of outsourced treasury, financial and administrative services to corporations, banks and other financial institutions in Ireland.

We have paid AIBIFS upfront fees of €100,000 for entering into the agreements to provide us with corporate services and annual servicing fees of approximately €600,000. We have indemnified AIBIFS for losses arising out of the performances of their services for us and related matters, except where such loss arises directly as a result of a material breach of AIBIFS’s duties or from fraud, gross negligence or willful misconduct on the part of AIBIFS, its employees or agents.

C.    Organizational Structure

Genesis Funding is organized under the laws of Bermuda and is tax resident in Ireland. We own 100% of Genesis Funding’s Class A common stock. For purposes of the securitization, a charitable trust holds shares of Class B common stock of Genesis Funding having limited voting rights and representing less than 0.001% of the economic interest in Genesis Funding. Genesis Funding holds interest in the aircraft in our Initial Portfolio directly or through its wholly owned subsidiaries.

Genesis Acquisition, our wholly-owned subsidiary, is organized under the laws of Bermuda and is tax resident in Ireland. We expect to acquire additional aircraft through subsidiaries to be owned by Genesis Acquisition.

D.    Property, Plants and Equipment

Our Initial Aircraft Portfolio

Our Initial Portfolio consists of 41 aircraft on lease to 30 airlines located in 17 countries. Most of the leases in our Initial Portfolio are subject to fixed rental rates and, as of March 31, 2007 the weighted average remaining lease term on those aircraft was 5.7 years. Our Initial Portfolio includes 34 narrow-body aircraft (Boeing 737-400, 500, 700 and 800, Airbus A319-100 and A320-200), four cargo aircraft (Boeing 747-400SF and 767-200PC), two regional jets (ERJ-170ST) and one wide-body passenger aircraft (Airbus A330-200). These aircraft are typically compliant with noise (Stage 3) and other environmental standards, relatively fuel efficient and technologically advanced. The following table presents the aircraft in our Initial Portfolio:

Our Initial Portfolio

Lessee	Equipment Type	Airframe Type	Engine Type(1)	Build Date	Percent
ABX Air	767-200PC	Cargo(2)	CF6-80A	November 1984	1.1%
ABX Air	767-200PC	Cargo(3)	CF6-80A	February 1985	1.0%
Air Baltic	737-500	Narrow-body	CFM56-3C1	October 1991	0.7%
Air Canada	A319-100	Narrow-body	CFM56-5B6/P	March 2003	2.2%
Air China Cargo	747-400SF	Cargo(4)	PW4056-3	January 1991	4.5%
Air China Cargo	747-400SF	Cargo(5)	PW4056-3	August 1991	4.4%
Air Europa	737-800	Narrow-body	CFM56-7B26	November 2005	3.2%
Aloha	737-700	Narrow-body	CFM56-7B26	September 1999	1.8%
American	737-800	Narrow-body	CFM56-7B26	September 2001	2.4%
American	737-800	Narrow-body	CFM56-7B27	September 2001	2.4%
China Southern	737-800	Narrow-body	CFM56-7B26	November 2005	3.2%
China Southern	737-800	Narrow-body	CFM56-7B26	September 2005	3.0%
El Al	737-800	Narrow-body	CFM56-7B26	February 1999	2.0%
EVA Airways	A330-200	Wide-body	CF6-80E1A3	February 2005	6.8%
Futura	737-800	Narrow-body	CFM56-7B26	May 2000	2.3%
Futura(6)	737-800	Narrow-body	CFM56-7B27	June 2000	2.3%
Garuda	737-400	Narrow-body	CFM56-3C1	July 1998	1.2%
GOL	737-800	Narrow-body	CFM56-7B27	August 2006	3.4%
GOL	737-800	Narrow-body	CFM56-7B27	August 2006	3.4%
Iberworld(7)	A320-200	Narrow-body	CFM56-5B4/P	March 2002	2.5%
KTHY	737-800	Narrow-body	CFM56-7B26	May 2001	2.4%
Lion Air	737-400	Narrow-body	CFM56-3C1	January 1991	0.9%
LOT	ERJ170-100	Regional Jet	CF34-8E5	February 2004	1.5%
LOT	ERJ170-100	Regional Jet	CF34-8E5	April 2004	1.5%
LTU	A320-200	Narrow-body	CFM56-5B4/P	February 2001	2.3%
MyTravel(8)	A320-200	Narrow-body	CFM56-5B4/P	February 2003	2.7%
MyTravel(9)	A320-200	Narrow-body	CFM56-5B4/P	January 2003	2.7%
Pegasus	737-800	Narrow-body	CFM56-7B26	April 2001	2.3%

Lessee	Equipment Type	Airframe Type	Engine Type(1)	Build Date	Percent
PAL	A320-200	Narrow-body	CFM56-5B4/P	December 1998	1.9%
Sichuan Airlines	A320-200	Narrow-body	V2527E-A5	May 2001	2.3%
Skymark	737-800	Narrow-body	CFM56-7B26	December 2005	3.2%
TAM	A320-200	Narrow-body	V2527-A5	September 2001	2.1%
Travel Service(10)	737-800	Narrow-body	CFM56-7B26	April 2000	2.2%
Travel Service	737-800	Narrow-body	CFM56-7B26	June 2001	2.4%
United	A320-200	Narrow-body	V2527-A5	September 2001	2.3%
United	A320-200	Narrow-body	V2527-A5	October 2001	2.3%
UEAir	A319-100	Narrow-body	CFM56-5B6/P	January 1999	1.6%
UEAir	A319-100	Narrow-body	CFM56-5B6/P	January 1999	1.7%
USA 3000(11)	A320-200	Narrow-body	CFM56-5B4/P	August 2002	2.5%
Vueling	A320-200	Narrow-body	CFM56-5B4/P	February 2005	3.1%
XL Airways	737-800	Narrow-body	CFM56-7B26	March 2001	2.4%
Total					100%

(1)	Engine manufacturer key:

CFM	CFM International
CF34/CF6	General Electric
V	International Aero Engines
PW	Pratt & Whitney

(2)	Converted to cargo in December 2000. However, the aircraft does not have a main deck cargo door installed as the current lessee’s operations as a package carrier do not require such door.

(3)	Converted to cargo in March 2001. However, the aircraft does not have a main deck cargo door installed as the current lessee’s operations as a package carrier do not require such door.

(4)	Converted to cargo in June 2006.

(5)	Converted to cargo in September 2006.

(6)	Aircraft is subleased to Ryan International Airlines.

(7)	Aircraft is subleased to Go Airlines (India) and reregistered in India during the sublease term.

(8)	Aircraft is subleased to an affiliate of MyTravel Airways and reregistered in Denmark during the sublease term.

(9)	Aircraft is subleased to Skyservice and reregistered in Canada during the sublease term.

(10)	Aircraft is wet leased to Oman Airlines.

(11)	Aircraft is subleased to StarXL German Airlines and reregistered in Germany during the sublease term.

Our Initial Portfolio consists of high-utility commercial jet aircraft that were manufactured between 1984 and 2006. As of March 31, 2007, the weighted average age of these aircraft was 6.0 years (4.6 years excluding cargo aircraft). We believe the high utility and young age of these aircraft ensure a long remaining useful life and increase our ability to redeploy aircraft at attractive lease rates. The following table presents the composition of the portfolio based on age, as of March 31, 2007.

Aircraft Age	Number	Percent
Passenger
0 to 5 years	14	42.3%
5 to 10 years	21	45.1%
10 to 15 years	—	—
15+ years	2	1.6%
Cargo(1)	4	11.0%
Total	41	100%

(1)	The cargo aircraft were converted from passenger configuration in December 2000, March 2001, June 2006 and September 2006.

The following table presents the years in which the aircraft in our Initial Portfolio were manufactured:

(1)	The four cargo aircraft in our Initial Portfolio were manufactured in 1984, 1985 and 1991 (2 aircraft) and converted in 2000, 2001 and 2006 (2 aircraft), respectively.

Our Initial Portfolio contains 10 different types of airframes, including a variety of narrow-body, wide-body, and cargo airframe configurations. Boeing aircraft account for 58% of the portfolio, Airbus aircraft account for 39% of the portfolio and Embraer regional jets account for the remaining 3% of the portfolio.

Of the 10 different aircraft types contained in our Initial Portfolio, six are passenger narrow-body, one is passenger wide-body, one is regional passenger jet, and two are cargo wide-body. Although the Boeing 767-200PC is classified as a cargo widebody frame, aircraft of this type do not have main deck cargo doors installed because they were converted for use by the current lessee as package carriers. The initial leases of these aircraft provide that if the lessee installs main deck cargo doors on these aircraft, the lessor will contribute an amount equivalent to $1.3 million (as of March 31, 2007) per aircraft, which reflects a portion of the rent designated and deferred for this purpose. Although the lessee may not install such doors, GE has transfered to us the amounts of rent so designated as of the closing of our IPO, and we are obligated to make the applicable required payments (including in respect of the applicable portion of the rent) to the lessee if it installs such a cargo door on either of these aircraft. Approximately 76% of the aircraft in our Initial Portfolio are members of the narrow-body Airbus A319, Airbus A320 and Boeing 737 families, both of which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are used on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier to lease and market than wide-body jets or other specialized types of aircraft. The table below presents the composition of our Initial Portfolio based on airframe type:

Airframe Type	Number	Percent
Passenger narrow-body
737-800	16	42.4%
A320-200	11	26.7%
A319-100	3	5.5%
737-400	2	2.1%
737-700	1	1.8%
737-500	1	0.7%
Total narrow-body	34	79.3%
Passenger wide-body
A330-200	1	6.8%
Total wide-body	1	6.8%
Regional passenger
ERJ-170-100	2	2.9%
Total regional jet	2	2.9%
Cargo wide-body
747-400SF	2	8.9%
767-200PC(1)	2	2.1%
Total cargo	4	11.0%
Total	41	100%

(1)	These aircraft do not have main deck cargo doors installed as the current lessee’s operations as a package carrier do not require such doors.

The lessees of the aircraft in our Initial Portfolio are dispersed across 17 countries. Approximately 36% of the portfolio is leased to European carriers, 35% to Asian carriers, and 18% to North American carriers. Aircraft based in the United States, China, and Spain comprise 15.8%, 20.7%, and 13.4% of the portfolio, respectively. In addition, 58% of the aircraft in our Initial Portfolio are based in emerging economies, such as China, Turkey, Brazil and Latvia. The remaining 42% of the portfolio is based in developed nations. The table below presents the composition of the portfolio based on the geographic location of our lessees:

Geographic Profile	Number	Percent
Europe	16	36.4%
Asia/Pacific	12	34.6%
United States and Canada	9	18.0%
Central and South America and Mexico	3	8.9%
Middle East	1	2.0%
Total	41	100%

Our Leases

Lease Terms

All of the aircraft in our Initial Portfolio are subject to operating leases. Our lease maturities range from 2007 to 2017. We have one lease expiring in 2007, but this aircraft is already subject to another lease with a new carrier through 2015, and the table below reflects the expiration of this lease in 2015. As of March 31, 2007, the weighted average remaining lease term of our Initial Portfolio was 5.7 years. The following table presents the scheduled lease maturity of the aircraft in our Initial Portfolio:

(1)	Assumes no lease extensions or early terminations

Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have purchase options, termination rights or extension rights. Most lease rentals are payable monthly in advance, but some lease rentals are payable quarterly, in arrears or on an individually negotiated schedule. Of our leases, 38 have fixed rental rates and three have floating rental rates based on six-month LIBOR. Twenty-two of our leases also currently require the lessees to pay additional rent amounts, monthly or annually in arrears, based on usage. All leases are on a ‘‘net’’ basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance premiums.

Most of our leases generally provide that the lessee’s payment obligations are absolute and unconditional under any and all circumstances. Lessees are generally required to make payment without deduction on account of any amounts that we may owe the lessee or any claims that the lessee may have against us. Most of our leases also require lessees to gross up lease payments where they are subject to withholdings and other taxes, although there are some exceptions to this obligation, including withholdings that arise out of transfers of the aircraft to or by us or due to our corporate structure. In addition, changes in law may result in the imposition of withholding and other taxes and charges that are not reimbursable by the lessee under the lease or that cannot be reimbursed under applicable law. Furthermore, lessees may fail to reimburse us even when obligated under the lease to do so. Our leases also require lessees to indemnify us for certain other tax liabilities relating to the leases and the aircraft, including, in most cases, value added tax and stamp duties.

The cost of an aircraft typically is not fully recovered over the term of the initial lease. We therefore retain the benefit and assume the risk of the rent at which we can re-lease the aircraft upon expiration or early termination of the lease and of the ultimate residual value. Operating leases allow airlines greater fleet and financial flexibility than outright ownership because of the relatively shorter-term nature of operating leases, the relatively small initial capital outlay necessary to obtain use of the aircraft and the significant reduction in aircraft residual value risk.

Purchase Options.    Four of the leases in our Initial Portfolio provide the lessee with an option to purchase the aircraft during or at the end of the lease term. Two of these leases, each with the same lessee, provide that the lessee has a fixed price option to purchase the aircraft two years prior to the lease expiration dates in September and December 2014, respectively, and a continuous option to purchase the aircraft upon the occurrence of certain tax indemnity events at a price equal to the greater of the then-stipulated loss value or appraised fair market value. The other two leases, also with a common lessee, provide that the lessee has an option to purchase the aircraft in August 2011 at the greater of a fixed price or the appraised fair market value.

Extension Options.    Nine of our leases give the lessee an option to extend the term of the lease. Seven of the nine extension options become effective more than four years from the completion of our IPO, and of those, five extend the lease by no more than two years. Two extensions could become effective approximately 18 months from the completion of our IPO. One of those requires nine months’ notice and permits the extension of the lease at the same rental amount for up to two years until a maintenance check completion. The other requires 15 months’ notice and permits extension of the lease for two years at a reduction from the current rental rate of less than 3%. The rental amounts during the extension period for the other seven aircraft are: (1) the same as during the base term (three aircraft), (2) appraised fair market rent (two aircraft) and (3) a fixed lower amount that is (a) approximately 15% less than the base term rental if the lessee has installed a cargo door on the aircraft by the base term expiration and (b) approximately 45% less than the base term rental if the lessee has not installed a cargo door by the base term expiration (two aircraft). In addition, one of the leases provides us with an extension option, but the lessee is entitled to buy out our extension option.

Early Termination Rights.    Ten of the leases in the Initial Portfolio provide the lessees with early termination rights. Two of these leases permit early termination of the lease four or more years after the completion of the offering and no more than 13 months before their scheduled expiration. In another five leases, early termination triggers substantial financial penalties to the lessees and may trigger similar penalties in another two leases. We believe these penalties reduce the potential that the lessees will terminate early. The remaining lease permits early termination at any time after January 2009 upon nine months’ notice and the payment of approximately one month’s rent as termination compensation. Five of the ten leases require the lessees to provide us with advance notice of early termination that ranges from nine to 18 months, which we believe will provide us with sufficient time to remarket or otherwise dispose of the aircraft. The remaining two leases with shorter notice periods permit early termination for obsolescence on 90 days notice’ at any time, but unless we elect otherwise, the affected aircraft will be sold and the lessee is obligated to pay an amount by which the net sales proceeds are less than the then-applicable agreed value. The remaining three leases do not have a specified notice period but can be terminated early only upon the lessee’s inability to obtain and maintain necessary governmental approvals and only upon payment of termination compensation equal to the lesser of two years’ rent or the rent remaining payable under the lease.

Operating Costs and Expenses.    The lessee is liable through various operational indemnities for operating costs and expenses accrued or payable during the term of the relevant lease, which would normally include costs and expenses associated with the maintenance and operation of the aircraft, airport and navigation charges, certain taxes, licenses, consents and approvals, aircraft registration and hull all risk and public liability insurance programs.

Security Deposits and Letters of Credit.    Thirty-five of our leases provide for cash security deposits and/or letters of credit which may be drawn down in the event that a lessee defaults under any of these leases. These security deposits and/or letters of credit may mitigate losses we may incur while attempting to re-lease the aircraft. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

Maintenance Obligations.    Under our leases, the lessee is generally responsible for normal maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we sometimes agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

Our Initial Portfolio includes twenty-two leases pursuant to which we collect additional rent that is determined based on usage of the aircraft measured by hours flown or cycles operated and we are obligated to make contributions to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on additional rent paid by the lessee. Such major planned maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls. We are not obligated to make maintenance contributions under such leases at any time that a lessee default is continuing.

Under the remaining nineteen leases in our Initial Portfolio we are not obligated to make any maintenance contributions. However, most of these nineteen leases provide for a lease-end adjustment payment by the lessee or us at the end of the lease based on the usage of the aircraft during the lease and its condition upon return.

Compliance with Laws.    The lessee is responsible for compliance with all applicable laws and regulations with respect to the aircraft. We generally require our lessees to comply with the standards of either the U.S. Federal Aviation Administration or its non-U.S. equivalent. We often require a deposit as security for the lessee’s performance of obligations under the lease and the condition of the aircraft upon return. In addition, the leases contain extensive provisions regarding our remedies and rights in the event of a default by the lessee and specific provisions regarding the return condition of the aircraft. Except at the commencement of the term of a lease of a used aircraft, the lessee generally is required to continue to make lease payments during any period in which the aircraft is not in operation due to maintenance or grounding.

General.    Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or ‘‘wet lease’’ arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. One of the aircraft is currently subject to a wet lease. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. We are aware that five of the aircraft are currently subject to subleases, and we have consented to a sublease of an additional aircraft. Our leases also generally permit the lessees to subject the equipment or components to removal or replacement and, in certain cases, to pooling arrangements (temporary borrowing of equipment), without the lessor’s consent but subject to conditions and criteria set forth in the applicable lease. Under our leases, the lessee may deliver possession of the aircraft, engines and other equipment or components to the relevant manufacturer for testing or similar purposes, or to a third party for service, maintenance, repair or other work required or permitted under the lease.

Some foreign countries have currency and exchange laws regulating the international transfer of currencies. When necessary, we will require as a condition to any foreign transaction, that the lessee or purchaser in a foreign country obtain the necessary approvals of the appropriate government agency, finance ministry or central bank for the remittance of all funds contractually owed in U.S. dollars. We attempt to minimize our currency and exchange risks by negotiating most of our aircraft leases in U.S. dollars. The terms of the securitization permit Genesis Funding to have up to 5% of its leases denominated in euros. All of our leases are currently payable in U.S. dollars.

Lease Restructurings.    During the term of a lease, a lessee’s business circumstances may change to the point where it is economically sensible for us to consider restructuring the terms of the lease. Restructurings may involve the voluntary termination of leases prior to contracted lease expiration, the arrangement of subleases from the primary lessee to another airline, the rescheduling of lease payments, the forgiveness and/or reduction of lease obligations and the extension of the lease terms.

Aircraft Repossessions.    If a restructuring is not possible, we may seek to terminate the lease and gain possession of the aircraft for remarketing. Although the majority of repossessions are accomplished through negotiation, if we cannot obtain the lessee’s cooperation we would have to take legal action in the appropriate jurisdiction. This legal process could delay the ultimate return of the aircraft. In addition, in connection with the repossession of an aircraft, we may be required to pay outstanding mechanic’s, airport, navigation and other liens on the repossessed aircraft. These charges could relate to other aircraft that we do not own but were operated by the lessee. In contested repossessions, we likely would incur substantial additional costs for maintenance, refurbishment and remarketing of the aircraft.

Lease Management and Remarketing

We outsource our lease management and aircraft remarketing activities to GECAS, enabling our senior management to focus primarily on sourcing and executing aircraft acquisitions. Pursuant to our servicing agreements with GECAS, GECAS provides us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease or sale, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. See Item 7.B ‘‘Related Party Transactions—Servicing Agreements.’’

GECAS is one of the world’s leading servicers of commercial aircraft and currently manages a portfolio that includes more than 1,400 owned aircraft plus more than 250 aircraft serviced for other owners. GECAS has more than 220 passenger and cargo airline customers in over 70 countries and more than 80 employees dedicated to the marketing and technical management of leased aircraft. We have a global reach through GECAS’s 23 worldwide offices and benefit from GECAS’s extensive industry knowledge and contacts to manage our portfolio and to source aircraft acquisitions. We believe GECAS’s broad industry expertise as the owner and servicer of one of the world’s largest portfolios of commercial aircraft, as well as its involvement in the market for aircraft acquisitions and dispositions, enhance our ability to manage our portfolio effectively, to acquire and lease additional aircraft and to remarket our aircraft when their leases expire.

From time to time, we may decide to dispose of our leased aircraft at or before the expiration of their leases. As with acquisitions, our primary objective of growing our distributable cash flow while maintaining desired portfolio characteristics will guide our analysis of aircraft disposition opportunities. Although our management will decide whether or not to make any such dispositions, dispositions will be executed on our behalf by GECAS pursuant to our servicing agreements.

Properties

We currently occupy temporary office space in Limerick, Ireland and have recently signed a lease for our new offices, to be located at Westpark, Shannon, Co. Clare, Ireland. We do not expect to incur significant lease expense.

Item 4A.    Unresolved Staff Comments

Not applicable.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined and consolidated financial statements and related notes included elsewhere in this Annual Report. The combined and consolidated financial statements for each of the three years ended December 31, 2006 have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See ‘‘Preliminary Note’’ and Item 3.D’’Risk Factors.’’

A.    Results of Operations

Overview

We are a recently organized company formed to acquire and lease commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. Our strategy is to grow our portfolio through accretive acquisitions of aircraft, while paying regular quarterly dividends to our shareholders. We intend to leverage the worldwide platform of GECAS to service our portfolio of leases, allowing our management to focus on executing our growth strategy.

On December 19, 2006, we (1) completed our IPO and issued 27,860,000 shares at a public offering price of $23.00 per share, (2) issued 3,450,000 shares to an affiliate of GE, in a private placement, for a price of $23.00 per share, (3) issued $810.0 million of aircraft lease-backed notes as part of a securitization transaction, and (4) used the net proceeds of the IPO, the private placement and the securitization to finance the acquisition of our Initial Portfolio of 41 commercial aircraft from affiliates of GE.

The purchase price for our Initial Portfolio was $1,459.4 million, which was the sum of the net proceeds of our IPO, our private placement and the securitization, less the portion of such proceeds that was used to fund our formation and offering-related expenses, up-front costs and expenses related to our securitization, and a cash balance of $20.0 million that we retained for general corporate purposes.

On January 16, 2007, we sold 4,179,000 additional shares at a public offering price of $23.00 after the underwriters of our IPO exercised their over-allotment option in full, as well as 517,500 additional shares at a price of $23.00 per share in a private placement to GE.

As of March 31, 2007, the weighted average age of the aircraft in our Initial Portfolio was 6.0 years, and the weighted average remaining lease term on our aircraft was 5.7 years. All of our aircraft are subject to net operating leases under which the lessee is responsible for most operational and insurance costs. Thirty-eight of the 41 leases in our Initial Portfolio are subject to fixed rental rates, and rents under the remaining three leases are subject to bi-annual adjustment based on six-month LIBOR.

History

We are Genesis Lease Limited, a Bermuda exempted company incorporated on July 17, 2006 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Although we are organized under the laws of Bermuda, we are resident in Ireland for Irish tax purposes and thus are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. Our principal executive offices are located at Roselawn House, University Business Complex, National Technology Park, Limerick, Ireland. Our telephone number at that address is +353 61 633 777.

We were formed at the direction of GECAS to acquire our Initial Portfolio from affiliates of GE and to develop an independent aircraft leasing business.

The table below presents the number of aircraft included in our initial portfolio that were owned by our predecessor as of the end of each of the periods discussed in this Item 5.A. ‘‘Results of Operations.’’

December 31,	Number of Aircraft
2003	25
2004	31
2005	37
2006	41

Our combined financial statements reflect the combination of the aircraft included in our Initial Portfolio and the related leases as owned and operated by affiliates of GE until December 18, 2006. The combined financial statements have been prepared on a ‘‘carve out’’ basis derived from GE’s consolidated financial statements. All intercompany transactions have been eliminated in the combined financial statements included herein. Because a direct ownership relationship did not exist among the various GE aircraft-owning entities prior to the IPO, GE’s interest in the predecessor, including intercompany debt, was shown as GE Net Investment in the Balance Sheet and the Statement of Shareholders’ Equity in the combined financial statements. The combined financial statements do not reflect the financial condition, results of operations or cash flows that we would have achieved during the periods presented.

The consolidated financial statements include all majority owned subsidiaries assets and liabilities of Genesis and amounts subsequent to the IPO. On December 19, 2006, Genesis completed the IPO, the private placement of shares to GE and the securitization and recognized the par value and the additional paid in value in connection with the issuance of the shares.

The acquisition of the Initial Portfolio is accounted for as a transaction between entities under common control. The transfer of the aircraft from affiliates of GE to us in substance constitutes an issuance of subsidiary stock, and as such, the transfer is accounted for at historical cost similar to a transaction between entities under common control. Results for each aircraft in the Initial Portfolio have been included in the combined financial statements from the dates that such aircraft came under GE’s ownership and control. ‘‘Push down’’ accounting is not required because no single investor or collaborative group of investors held more than 95% of our outstanding shares upon completion of the IPO. The excess of the amount paid to GE to transfer the portfolio of 41 aircraft over the net book value has been treated as a reduction in equity (i.e. a special distribution).

The combined and consolidated financial statements have been prepared to reflect the combination of the aircraft and their financial position, results of operations and cash flows pursuant to the terms of the asset purchase agreement, entered into between Genesis Funding, General Electric Capital Corporation and certain affiliates of GE that owned the aircraft (or the equity interests therein) at the date of closing on December 19, 2006 (the ‘‘Closing Date’’).

Under the terms of the asset purchase agreement, we acquired the Initial Portfolio of 41 aircraft. We paid $1,459.4 million as consideration for the 41 aircraft (or the beneficial interest in those aircraft) on the Closing Date. Ten of the aircraft in the Initial Portfolio were delivered by December 31, 2006. The remaining aircraft are to be delivered to us on various dates to be agreed (the ‘‘Delivery Date’’) but not later than July 17, 2007, i.e. 210 days after the Closing Date. As of March 31, 2007, 38 of the aircraft in our Initial Portfolio have been delivered

In the period from the Closing Date to each Delivery Date, we have the right to receive the rental income (base rent and additional rent) from all of the 41 aircraft in the Initial Portfolio, and GE has the right to receive full credit for the investment earnings on the proceeds of the sale of the Initial Portfolio to us. We are also liable for the maintenance and other payments due under the operating lease, as lessor and beneficial owner, of each aircraft in the Initial Portfolio. The effect of the asset purchase agreement is that as at the Delivery Date of each aircraft, both we and GE will be in the same position as we would have been had such aircraft been delivered on the Closing Date.

The purchase of each aircraft (or the beneficial interest therein) was deemed to occur at the Closing Date rather than at the Delivery Date, reflecting the substantial economic interest in the aircraft that we acquired on the Closing Date and the commercial substance of the asset purchase agreement. The combined and consolidated financial statements reflect our continuing interest in the aircraft following the IPO and the aircraft continue to be depreciated following the Closing Date.

Historically, certain services have been provided or procured by GE with respect to the aircraft in the Initial Portfolio. These services include the following:

•	marketing, technical and operating management services relating to the aircraft;

•	risk management approvals and services relating to the aircraft;

•	insurance for general corporate, property, casualty and hull coverage;

•	information technology services;

•	human resources, including employee benefit processing and payroll administration;

•	financial advisory services such as tax consulting, capital markets services and financial and accounting support services;

•	legal services;

•	occupancy costs such as rent and utilities; and

•	other corporate services.

The combined financial statements for all periods prior to the completion of the IPO include allocations of costs for these services based on the cost to GE of providing or procuring such services. The method used to allocate these costs to our aircraft was a multi-step process, whereby the costs were first allocated to GECAS as one of GE’s divisions based on the relative book values of net assets, and then further allocated to our predecessor based on the total number of aircraft owned by our predecessor at a particular time. Costs included in the financial statements for such services provided to our predecessor are included in ‘‘Selling, general and administrative expenses.’’

In addition, although GE did not allocate any indebtedness to the predecessor’s aircraft or to the predecessor, GE did allocate interest cost to each of its divisions, including GECAS. GE made the interest allocations based upon its net investment in a particular business, the debt-to-equity ratio for that business and the business’s borrowing costs. The combined financial statements include an allocation of interest expense using the same methodology as described above. Costs included in the financial statements for such interest charges are included in interest expense.

GE has not indemnified us for any material misstatements or omissions in the predecessor financial statements included within this Annual Report.

Critical Accounting Policies and Estimates

Our consolidated and combined financial statements have been prepared in accordance with U.S. GAAP, which requires the application of accounting policies based on assumptions, estimates, judgments and opinions. Our predecessor applied, and we have applied and will continue to apply, these policies based on the best information available at the time and on assumptions believed to be reasonable under the circumstances.

The following is a discussion of the critical accounting policies and the methods of their application. For a further description of our significant accounting policies, please read note 2 to our combined and consolidated financial statements included at Item 18 of this Annual Report.

Revenue—Rental of Flight Equipment

We lease flight equipment (also referred to as ‘‘aircraft’’) under operating leases and record rental income on a straight-line basis over the term of the lease. Rentals received but unearned under the lease agreements are recorded in ‘‘Rentals received in advance’’ on the Balance Sheet until earned. In certain cases, leases provide for additional rentals based on usage which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and is non-refundable. Other leases provide for a lease-end adjustment payment by us or the lessee at the end of the lease based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental of flight equipment. Lease-end adjustment payments made are capitalized in ‘‘Flight equipment under operating leases, net’’ when they relate to planned major maintenance activities or expensed when they relate to light maintenance activities.

Past-due rentals are recognized on the basis of management’s assessment of collectibility. No revenues are recognized, and no receivable is recorded, from a lessee when collectibility is not reasonably assured. Estimating whether collectibility is reasonably assured requires some level of subjectivity and judgment. When collectibility of rental payments is not certain, revenue is recognized when cash payments are received. Collectibility is evaluated based on factors such as the lessee’s credit rating, payment performance, financial condition and requests for modifications of lease terms and conditions as well as security received from the lessee in the form of guarantees and/or letters of credit.

Flight Equipment under Operating Leases

Flight equipment under operating leases is recorded at cost less accumulated depreciation and amortization. Costs related to lessee specific modifications are capitalized as part of ‘‘Flight equipment under operating leases, net’’ and amortized over either the term of the lease or the depreciable life of the aircraft depending upon the nature of the improvement. Pre-delivery payments made in advance of purchase of flight equipment are included in ‘‘Other assets’’ and are reclassified to ‘‘Flight equipment under operating leases, net’’ when the asset is delivered. Interest related to pre-delivery deposits on aircraft purchase contracts is capitalized as part of the aircraft cost.

For planned major maintenance activities, we capitalize the actual maintenance costs by applying the deferral method in accordance with the Financial Accounting Standards Board (‘‘FASB’’) Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. We capitalize the actual cost of major overhauls, which is depreciated over the period until the next overhaul is required.

Depreciation is computed on a straight-line basis to the aircraft’s estimated residual value over a period of up to 20 years from the date of acquisition of the aircraft. Residual values are determined based on estimated market values at the end of the depreciation period received from independent appraisers.

Estimated residual values are determined based on independent appraisals of the aircraft’s estimated market value at the end of the depreciation period. Exceptions may be made to this policy on a case-by-case basis when, in management’s judgment, based on various factors, the residual value calculated pursuant to this policy does not appear to reflect current expectations of the residual value of a particular aircraft. Such factors include, but are not limited to, the extent of cash flows generated from future lease arrangements as a result of changes in global and regional economic and political conditions resulting in lower demand for our aircraft, the effect of government regulations including noise or emission standards, which may make certain aircraft less desirable in the marketplace, incidents of lease restructuring, which result in lower lease rates for troubled lessees, and other factors, many of which are outside of our control.

Flight equipment under operating leases is tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Fair value is determined based on current market values received from independent appraisers. No impairment losses were recognized for the years ended December 31, 2004, 2005, or 2006.

Flight equipment under operating lease includes aircraft in which we and our subsidiaries hold legal title and beneficial interest and one aircraft on lease to an airline in Japan in which, we and our subsidiaries, in accordance with local laws, hold beneficial interest but not legal title.

Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to facilitate the lease to the airline and to meet Japanese registration requirements, the predecessor, with the cooperation of the airline and in accordance with the terms of a sales agreement, sold title to this aircraft to a Japanese entity that is owned and managed by a Japanese corporation. However, beneficial ownership of the aircraft is effectively held by an entity in which the beneficial interest is held by us. Concurrently with such sale, the predecessor and the Japanese entity entered into a conditional sale agreement whereby the predecessor repurchased the aircraft from the entity. The predecessor has paid the entire repurchase price under the conditional sale agreement except one remaining installment in the amount of one U.S. dollar. Under the conditional sales agreement, the predecessor effectively holds the beneficial ownership interest of the aircraft, including all of the risks and rewards of ownership.

Because the predecessor has not relinquished control over the aircraft upon transfer of the aircraft’s title to the Japanese entity, as evidenced by the one dollar purchase option in the conditional sale agreement which is exercisable at any time, and has retained all of the risks and rewards of ownership of the aircraft, the predecessor has not recognized this transaction as a sale for accounting purposes and continues to recognize the aircraft as ‘‘Flight equipment under operating lease’’ in the financial statements.

Maintenance Expense

We record a charge for light maintenance expense when incurred in ‘‘Maintenance expense’’ on the Statement of Income. These light maintenance costs relate primarily to those incurred in the re-leasing of aircraft and during the transition between leases. For planned major maintenance activities, we capitalize and depreciate the actual costs by applying the deferral method. These amounts capitalized are included in ‘‘Flight equipment under operating leases, net’’ and are depreciated over the period until the next overhaul is required.

Share-based based compensation

Compensation costs relating to share-based payments are recognized based on the fair value of the equity instruments issued in accordance with SFAS 123(R), Share-Based Payment. Fair value of the equity instruments are determined based on a valuation using an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in developing the valuation include the expected term of the equity award taking into account both the contractual term of the award, the effects of employees’ expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award.

Derivative financial instruments.

We have entered into a derivative instrument to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for the initial portfolio of aircraft. We account for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (SFAS No. 133). In accordance with SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the counterparty of the derivative contracts. When hedge accounting treatment is achieved under SFAS No. 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income or in income, depending on the designation of the derivative as a cash flow hedge or a fair value hedge, respectively. The ineffective portion of the derivative contract is calculated and recorded in income at each quarter end.

Income taxes

We apply SFAS No. 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for income taxes. SFAS 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax asset and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income from all sources, including the reversal of temporary differences and forecasted operating earnings. No valuation allowance has been provided as it is more likely than not that the deferred tax assets will be realized. Income taxes have been provided for all items included in the Statements of Income regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

Results of Operations

The following table reflects the combined and consolidated Statement of Income for the years ended December 31, 2004, 2005 and 2006. Periods in 2006 before and after the IPO are presented on a combined basis to allow for a twelve-month comparison to prior full fiscal years. The combined results do not purport to reflect the results that would have been obtained had the IPO occurred at the beginning of 2006.

COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

	Combined	Combined	Combined	Consolidated	Combined and Consolidated
	Year Ended December 31,	Year Ended December 31,	Period from January 1 through December 18,	Period from December 19 through December 31,	Year Ended December 31,
	2004	2005	2006	2006	2006
	(USD in thousands, except share and per share data)
Revenues
Rental of Flight Equipment	$99,414	$117,861	$147,231	$5,956	$153,187
Expenses:
Depreciation	35,005	42,462	49,307	2,091	51,398
Interest	28,680	34,995	44,490	1,536	46,026
Maintenance expense	1,019	1,989	2,327	—	2,327
Selling, general and administrative	2,400	3,144	3,917	3,395	7,312
Total operating expenses	67,104	82,590	100,041	7,022	107,063
Income Before Taxes	32,310	35,271	47,190	(1,066)	46,124
Provision for income taxes	14,892	13,900	17,500	(133)	17,367
Net Income	$17,418	$21,371	$29,690	$(933)	$28,757

Year Ended December 31, 2006 Compared to December 31, 2005

The number of aircraft in our fleet increased from 37 as of December 31, 2005 to 41 as of December 31, 2006.

Revenues from rentals of aircraft were $153.2 million for the year ended December 31, 2006, including $6.0 million for the 13-day period from December 19, 2006 through December 31, 2006. Revenues increased for the year ended December 31, 2006 by 30% from $117.9 million for the year end December 31, 2005. This increase was due to (1) the purchase of four additional aircraft in 2006 that generated $8.2 million of revenues during the year ended December 31, 2006, (2) an additional $15.8 million of incremental revenues on six aircraft acquired during the year ended December 31, 2005 for which results were only partially included in the year ended December 31, 2005, (3) an $8.0 million increase in additional rent primarily reflecting the increase in the number of aircraft during the years ended December 31, 2005 and December 31, 2006, and (4) a $3.3 million increase on aircraft re-leased, extended, or whose lease rentals adjust bi-annually based on six-month LIBOR.

Depreciation of flight equipment was $51.4 million for the year ended December 31, 2006, including $2.1 million for the 13 day-period from December 19, 2006 through December 31, 2006. Depreciation increased for the year ended December 31, 2006 by 21% from $42.5 million for the year ended December 31, 2005. This increase was due to (1) an additional $3.0 million from four aircraft purchased during the year ended December 31, 2006, and (2) additional depreciation of $6.0 million on six aircraft acquired during the year ended December 31, 2005 for which results were only partially included in the year ended December 31, 2005.

Interest expense was $46.1 million for the year ended December 31, 2006, including $44.5 million reported by our predecessor to December 18, 2006 and $1.6 million reported by us for the 13-day period from December 19, 2006 to December 31, 2006. The predecessor combined financial statements to December 18, 2006 include an allocation of interest expense based on the methodology described under Item 5.A. and Item 18 of this Annual Report. On December 19, 2006, we issued $810.0 million of aircraft lease-backed notes as part of a securitization transaction and the interest expense of $1.6 million for the 13-day period reflects the cost associated with these borrowings. The increase of $11.1 million, or 31%, from $35.0 million for the year ended December 31, 2005 primarily reflects additional interest cost allocated to our predecessor from GE for the funding of additional investment in aircraft of $194.2 million.

Maintenance expense increased by $0.3 million for the year ended December 31, 2006 due primarily to the re-lease of four aircraft to new lessees during the year ended December 31, 2006. Maintenance expense is typically incurred to prepare aircraft for re-delivery to new lessees.

Selling, general and administrative expenses were $7.3 million for the year ended December 31, 2006. This includes an amount of $3.9 million reported by our predecessor to December 18, 2006 and an amount of $3.4 million reported by us for the 13-day period from December 19, 2006 to December 31, 2006. Our predecessor’s combined financial statements to December 18, 2006 include an allocation of expense based on the methodology described under Item 5.A. and Item 18 of this Annual Report. Selling, general and administrative expense increased by $4.2 million, or 132%, from $3.1 million for the year ended December 31, 2005. This increase was due to (1) an increase in operational expenses as a result of the increase in the number of aircraft during the year ended December 31, 2005 and (2) the additional expense that we incurred in relation to the commencement of our operations, including a non-cash charge of $0.7 million relating to share-based compensation granted upon the pricing of the IPO.

Provision for income taxes were $17.4 million for the year ended December 31, 2006. This includes a tax provision of $17.5 million reported by our predecessor to December 18, 2006 and a benefit of $0.1 million reported by us for the 13-day period from December 19, 2006 to December 31, 2006. The predecessor’s combined financial statements reflect income taxes as if the predecessor had been a separate taxable entity resident in the United States. The predecessor’s effective actual tax rate from January 1, 2006 to December 18, 2006 was 37.1% compared to 39.4% for the year ended December 31, 2005. The predecessor’s tax rate was higher in 2005 due primarily to the fact that during 2005 one aircraft that had been subject to rules applicable to foreign sales corporations was transferred out of the foreign sales corporation to an Irish company that did not qualify under the foreign sales corporation rules. This transfer resulted in a one-time requirement to increase the deferred tax liability related to the transferred aircraft to the non-foreign sales corporation rate. In addition, the income from the lease of such aircraft became subject to the higher tax rate after the transfer.

The benefit of $0.1 million reported by Genesis for the period from December 19, 2006 to December 31, 2006 reflects the fact that Genesis is a separate taxable entity, resident in Ireland.

Year Ended December 31, 2005 Compared to December 31, 2004

The number of aircraft in our fleet increased from 31 as of December 31, 2004 to 37 as of December 31, 2005.

Revenues from rentals of aircraft increased 18.6% to $117.9 million in 2005 from $99.4 million in 2004. This increase was primarily due to the purchase of six additional aircraft during 2005 that generated $12.5 million of revenues during the year, an additional $9.7 million of incremental revenue from the full year rental of aircraft acquired in 2004 for which results were only partially included in 2004, partially offset by a $1.7 million decrease in rentals related to two aircraft redelivered during the year and $2.0 million of lease-end adjustment payments received in 2004 which did not recur in 2005.

Depreciation of flight equipment increased 21.4% to $42.5 million in 2005 compared to $35.0 million in 2004. The $7.5 million increase in 2005 was due primarily to additional depreciation of $5.1 million associated with the six additional aircraft purchased in 2005 and an additional $2.4 million due to the full year impact of aircraft acquired in 2004.

Interest increased to $35.0 million in 2005 compared to $28.7 million in 2004 as a result of additional interest cost allocated from GE in the predecessor’s financial statements. This increase was due primarily to the funding of the additional investment in aircraft of $186.7 million.

Maintenance expense increased to $2.0 million in 2005 compared to $1.0 million in 2004 due primarily to the re-lease of three aircraft to new lessees in 2005 as compared to two in 2004. Maintenance expense is typically incurred to prepare aircraft for re-delivery to new lessees.

Selling, general and administrative-related party increased to $3.1 million in 2005 compared to $2.4 million in 2004 due to an increase in marketing expenses of $0.4 million, and an increase in operational expenses of $0.3 million as a result of the increase in the number of aircraft.

Provision for income taxes decreased to $13.9 million in 2005 from $14.9 million in 2004. The actual tax rate in 2005 was 39.4% compared to 46.1% in 2004. The tax rate in 2004 was higher due primarily to the fact that during 2004 six aircraft that had been subject to rules applicable to foreign sales corporations were transferred out of the foreign sales corporation to an Irish company that did not qualify under the foreign sales corporation rules. Such transfers resulted in a one-time requirement to increase the deferred tax liability related to the transferred aircraft to the non-foreign sales corporation rate. In addition, the income from the lease of such aircraft became subject to the higher tax rate after their transfer. In 2005, only one aircraft was transferred out of the foreign sales corporation, as compared to six in 2004.

B.    Liquidity & Capital Resources

Our Cash Flows

Year ended December 31, 2006 compared to December 31, 2005

Cash flows generated from operations were $89.5 million in 2006 compared with $73.7 million in 2005. The increase in operating cash flows in 2006 compared with 2005 was primarily the result of (1) $18.5 million of increased cash flows from leasing activities, and (2) $14.4 million of lower cash taxes paid than in 2005, partially offset by (1) the designation of $15.5 million as restricted cash as a result of the securitization transaction and the requirement to hold certain amounts in separate accounts, and (2) $1.6 million in lower collections of security deposits in 2006.

Cash flows from investing activities relate to the acquisition of aircraft or pre-delivery payments on aircraft. Cash used in investing activities in 2006 was $194.2 million compared with cash used in investing activities of $186.7 million in 2005.

Cash flows from financing activities relate to proceeds received by the predecessor from GE to fund aircraft investments and general corporate purposes to December 18, 2006. Cash flows from financing activities also reflect the transactions that occurred on December 19, 2006. On December 19, 2006, we raised aggregate net proceeds of $1,479.4 million through (1) the IPO, (2) the private placement of shares to an affiliate of GE and (3) the issuance of $810.0 million of aircraft lease-backed notes as part of a securitization transaction, less the portion of such proceeds that was used to fund our formation and offering-related expenses, up-front costs and expenses related to our securitization. These net proceeds were used to purchase our initial portfolio for $1,459.4 million from affiliates of GE and to retain a cash balance of $20.0 million for corporate purposes. The net cash payment to GE on December 19, 2006 was $1,441.5 million as we received $17.9 million from GE in respect of the assumption of certain aircraft-related liabilities.

Year ended December 31, 2005 compared to December 31, 2004

Our predecessor generated cash from operations of $73.7 million in 2005 compared with $85.5 million in 2004. The decrease in operating cash flows in 2005 compared with 2004 was primarily the result of $28.1 million of higher cash taxes paid in 2005. This was partially offset by (1) $12.5 million of increased cash flows from leasing activities arising from both new aircraft additions during the year and the effect of aircraft acquired in 2004 on lease for a full calendar year in 2005 and (2) $3.8 million in higher collections of security deposits in 2005.

Cash flows from investing activities related to the acquisition of aircraft or pre-delivery payments on aircraft. Cash used in investing activities in 2005 was $186.7 million compared with cash used in investing activities of $178.8 million in 2004.

Cash flows from financing activities relate to proceeds received from GE to fund aircraft investments and general corporate purposes. Our predecessor participated in GE’s cash management and corporate treasury program pursuant to which our predecessor’s cash was transferred daily to GE. GE managed cash on a centralized basis and provided all of our predecessor’s financing requirements. Cash provided by GE was $113.0 million in 2005 and $93.2 million in 2004.

Our Future Cash Flows

Our cash flows will be materially different from our predecessor’s cash flows. The principal factors affecting the differences in our expected cash flows in 2007 from our predecessor’s cash flows will be differences in our lease revenues, differences in cash interest payments, differences in selling, general and administrative expenses, differences in cash tax payments and differences in dividend payments, each of which is discussed below

The minimum contracted rentals on our Initial Portfolio in 2007, excluding additional rent that is determined based on usage of the 41 aircraft and cannot be determined with certainty, is $145.8 million. This amount assumes that (1) the three leases which adjust based on six-month LIBOR remain at their current rates, (2) there are no defaults or early termination on any of our leases and (3) there are no sales of aircraft from our Initial Portfolio.

The difference in our cash interest expense will result from interest payments we will be required to make on the notes issued in the securitization. The notes issued in the securitization will bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.24%. Interest expense for the securitization also includes amounts payable to the policy provider and the liquidity facility provider thereunder. In order to manage our exposure to fluctuating interest rates, we have entered into a five year interest swap agreement which we will receive monthly payments based on LIBOR and will make monthly fixed payments at 4.95% per annum on a notional amount equal to the aggregate principal amount of our securitization notes. This interest rate swap, together with the credit insurance on the notes, the spread and liquidity fees, is expected to result in a fixed rate cost of approximately 5.67% per annum for 2007, and as a result we estimate our cash interest expense on the securitization will be $46.0 million for 2007. This amount assumes no drawdowns on the liquidity facility. We also expect to receive interest income on our cash balances and to pay commitment fees and interest on borrowings under our committed credit facility related to acquisitions. On an ongoing basis we intend to actively manage our interest exposure through hedging contracts.

The difference in our cash selling, general and administrative expenses will result from the increased costs of operating as a stand-alone company, primarily due to the servicing fees payable to GECAS, which exceed the costs allocated to our predecessor for these services, the costs of providing or procuring corporate and administrative services to operate our business, insurance premiums and compensation. Management compensation will be determined by our board of directors and will be payable in cash or any combination of cash, stock options, restricted shares or other share-based combination.

The difference in our cash tax payments will result from our being a Bermuda exempted company that is managed and controlled in Ireland and subject to Irish corporation tax on our income instead of a part of a U.S. taxpaying entity. Ireland currently has a 12.5% tax rate payable on ‘‘trading income,’’ which we believe will be applicable to our Irish trading income. In addition, we expect to depreciate our aircraft under Irish law over eight years which is a more accelerated rate than our predecessor used to depreciate aircraft under U.S. tax law. Although our predecessor has paid cash tax allocations to GE, we do not anticipate that we will pay any material cash taxes in 2007.

The difference in our dividend payments will result from our policy to pay regular quarterly dividends to our shareholders, whereas our predecessor’s cash flows reflect no dividend payments. Our board of directors has adopted a policy to pay a regular quarterly cash dividend to our shareholders in an initial amount of $0.47 per share. We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Our objectives are to maintain and to increase distributable cash flow per share through acquisitions of additional aircraft and other aviation assets beyond our Initial Portfolio of 41 aircraft. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.

Maintenance

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

Our Initial Portfolio includes twenty-two leases pursuant to which we collect additional rent that is determined based on usage of the aircraft measured by hours flown or cycles operated and we are obligated to make contributions to the lessee for expenses incurred for certain planned major maintenance, including amounts typically determined based on additional rent paid by the lessee. Such major planned maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under such leases at any time that a lessee default is continuing.

Under the remaining nineteen leases in our Initial Portfolio, we are not obligated to make any maintenance contributions. However, most of these nineteen leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return. Most such payments are likely to be made by the lessee to us, although payments may be required to be made by us.

As a result of the timing of maintenance expenditures on the aircraft in our Initial Portfolio and our assumption of maintenance contribution obligations upon the purchase of those aircraft, we expect that in the two years following completion of our IPO , the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make will exceed the aggregate amount of additional rent payments and lease-end adjustment payments we will receive from lessees. We expect to fund any such net outflow through cash balances, borrowings under the liquidity facility maintained by Genesis Funding and cash flow from operations. We expect maintenance contributions and lease-end adjustment payments that we will be required to make with respect to aircraft in our Initial

Portfolio over their remaining lives will approximate the aggregate payments of additional rent and lease-end adjustment payments that we will receive over this time period.

Our Future Sources of Liquidity

We operate in a capital-intensive industry. Our predecessor financed the purchase of aircraft and pre-delivery payments for aircraft with cash received from GE. We expect to fund our capital needs from retained cash flow and debt and equity financing, including borrowings under our committed $1 billion credit facility.

Our short-term liquidity needs include working capital for operations associated with our aircraft and cash to pay dividends to our shareholders. We expect that cash on hand, cash flow provided by operations and the availability of borrowings under our liquidity facility will satisfy our short-term liquidity needs with respect to our Initial Portfolio and dividend payments through at least the next 12 months.

Our sole source of operating cash flows is currently from distributions made to us by our subsidiary Genesis Funding, through which we hold all of the aircraft in our Initial Portfolio. Distributions of cash to us by Genesis Funding are subject to compliance with covenants contained in the agreements governing the securitization described below.

Our liquidity needs also include the financing of acquisitions of additional aircraft and other aviation assets that we expect will drive our growth. We plan to finance acquisitions through additional securitizations, borrowings under our credit facility and additional debt and equity offerings. Our ability to execute our business strategy to acquire these additional assets therefore depends to a significant degree on our ability to access debt and equity capital markets. We expect to refinance the notes issued in our securitization on or prior to the end of the fifth year after the issuance thereof. In the event that the notes are not repaid on or prior to such date, any excess cash flow provided by the leases in our Initial Portfolio will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders.

Our access to debt and equity financing to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. We believe that funds will be available to support our growth strategy and that we will be able to pay dividends to our shareholders as contemplated by our dividend policy. However, deterioration in our performance or in the capital markets could limit our access to these sources of financing, increase our cost of capital, or both, which could negatively affect our ability to raise additional funds, grow our aircraft portfolio and pay dividends to our shareholders.

Capital Expenditures

In addition to acquisitions of additional aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of March 31, 2007, the average weighted age of the aircraft in our Initial Portfolio was 6.0 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Seasonality

Our aircraft are leased under long term contracts and are not subject to the effect of seasonal variation in demand.

Securitization

Concurrently with the completion of our IPO, our subsidiary Genesis Funding completed a securitization transaction that generated net proceeds of approximately $794.3 million after deducting initial purchasers’ discounts and fees. Genesis Funding is a special purpose exempted company that was organized under the laws of the Bermuda to purchase our Initial Portfolio. Although Genesis Funding is organized under the laws of the Bermuda, it is a resident in Ireland for Irish tax purposes and thus subject to Irish corporation tax on its income in the same way, and to the same extent, as if it were organized under the laws of Ireland. The authorized business of Genesis Funding is limited to acquiring, buying, leasing, maintaining, operating and selling aircraft and entering into hedge agreements and credit facilities related to such activities. We own 100% of the Class A Shares of Genesis Funding, through which we are the beneficiary of more than 99.99% of the equity interest in the property of Genesis Funding. A charitable trust established for the benefit of identified charities, which we refer to as the Charitable Trust, indirectly owns 100% of the Class B Shares of Genesis Funding entitling it to a nominal equity interest in the property of Genesis Funding. Holders of the Class A Shares are entitled to vote on all matters on which shareholders of Genesis Funding are entitled to vote. Holders of the Class B Shares are entitled to vote solely on matters relating to a winding-up, a dissolution, merger, consolidation, transfer of assets and certain limitations on the issuance, transfer and sale of ownership interests, and certain matters with respect to bankruptcy and corporate governance of Genesis Funding. Under the terms of the securitization, a single class of notes, or the notes, were initially issued by Genesis Funding. The notes are direct obligations of Genesis Funding and are not obligations of, or guaranteed by, GE, any of its affiliates or us. The proceeds from the sale of the notes, together with the proceeds from our IPO and the private placement of shares to GE, less certain expenses related to the securitization and our IPO and a cash balance we retained, was used by Genesis Funding to finance the acquisition of our Initial Portfolio under the asset purchase agreement. See Item 7.B ‘‘Related Party Transactions—Asset Purchase Agreement.’’

The notes have the benefit of a financial guaranty insurance policy issued by the policy provider identified below to support the payment of interest when due on the notes and the payment of the outstanding principal balance of the notes on the final maturity date of the notes and, under certain other circumstances, prior thereto.

The notes are rated Aaa and AAA by Moody’s Investors Service, Inc., or Moody’s, and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., respectively.

The notes were issued pursuant to the terms of a trust indenture, dated December 19, 2006, the date of the completion of our IPO, which we refer to as the indenture, among Genesis Funding, a cash manager, a trustee, an operating bank, a liquidity facility provider and a policy provider.

We acquired the title or beneficial interest in all the aircraft in our Initial Portfolio through Genesis Funding and its subsidiaries. As a result, our rights to these aircraft are structurally subordinated to the rights of the creditors of Genesis Funding. This means that the creditors of Genesis Funding will be paid from its assets before we would have any claims to those assets. The obligations of Genesis Funding in connection with the securitization are without recourse to us or our other subsidiaries. In addition, the terms of the indenture impose restrictions on the ability to lease or sell the aircraft in the Initial Portfolio and require Genesis Funding to apply its cash flow in accordance with the priorities established in the indenture as described below.

Management of Genesis Funding

Genesis Funding is governed by a board of directors comprised of three directors. One of these directors is Mr. McMahon, and the other two directors are independent of us and GE and its affiliates. In the event that an independent director steps down, the remaining directors will jointly nominate five candidates for approval by the security trustee, acting reasonably, to fill the vacant position. The replacement director will be selected by the holders of the Class A Shares from such approved candidates. In the event that both of the independent director positions are vacant at the same time, the holders of the Class A Shares will nominate seven candidates for approval by the security trustee, acting reasonably, to fill the vacant independent director position. Upon receipt of approval by the security trustee, the holders of the Class A Shares may then elect two such candidates as independent directors. We refer to the director who is not independent (initially Mr. McMahon) as the equity director. The board is responsible for the management of the property and affairs of Genesis Funding.

The consent of the equity director is required in order to, among other things, dispose of or acquire aircraft, incur additional indebtedness or cause a merger or consolidation of Genesis Funding or any of its subsidiaries with third parties, us or our other affiliates that are not Genesis Funding or any of its subsidiaries. We act as manager with respect to certain actions of Genesis Funding with respect to the securitization. In connection therewith, we or third party hired by us provide certain administrative, accounting and other services to Genesis Funding, preparing budgets for Genesis Funding’s approval and preparing and arranging for all regulatory and other filings on behalf of Genesis Funding. Certain administrative services to be performed by us may be delegated to an administrative agent under a separate administrative agreement.

Interest Rate

The notes bear interest at an adjustable interest rate equal to the then current one-month LIBOR plus 0.24%. Interest expense for the securitization also includes amounts payable to the policy provider and the liquidity facility provider thereunder. Genesis Funding has also entered into an interest rate swap agreement intended to hedge the interest rate exposure associated with issuing the floating-rate obligations of the notes, to the extent backed by fixed rate lease assets.

Maturity Date

The final maturity date of the notes is December 19, 2032.

Payment Terms

Principal payments during the fourth and fifth years following the closing date of the securitization and interest on the notes are due and payable on a monthly basis. During the first three years, there are no scheduled principal payments on the notes and for each month during the fourth and fifth years following the closing date of securitization, there are be scheduled principal payments in fixed amounts, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow generally will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively, after the fifth anniversary of the closing date of the securitization, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the service providers (including GECAS as servicer and us in our role as manager), the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.

For each month during the fourth and fifth years following the closing date of the securitization, subject to satisfying a debt service coverage ratio and other covenants, the minimum scheduled payments of principal will be $1 million per month.

In connection with the offering of the notes we determined an expected final payment date of December 19, 2011, which will be five years after the date of issuance of the notes and assumes the refinancing of the notes. We also determined a base case final payment date of September 19, 2018, which was arrived at based on assumptions with respect to possible revenue scenarios designed to illustrate some of the payment characteristics of the notes and were not intended to be projections, estimates, forecasts or forward-looking statements. The final maturity date of the notes is December 19, 2032.

In connection with the securitization, base value appraisals were obtained because average base values was used for certain determinations of compliance with the indenture governing the terms of the notes. The average base value is the lesser of the mean and median of the base values in respect of each aircraft in our Initial Portfolio rendered by each of the three initial appraisers of the base value of the aircraft. Base value is the theoretical value of an aircraft assuming a hypothetical open, unrestricted, stable market environment with a reasonable balance of supply and demand and with full consideration of such aircraft’s ‘‘highest and best use’’, presuming an arm’s length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for remarketing, adjusted to account for the maintenance status of such aircraft. The base value appraisals were prepared by Aircraft Information Services, Inc., Airclaims Limited, and BK Associates, Inc. as of June 30, 2006. The aggregate of the lesser of the mean and median of the base values of each aircraft in our Initial Portfolio as of June 30, 2006 was $1,398 million. This value was calculated solely for the purposes of the securitization and should not be relied upon as an indication of the value of our Initial Portfolio or of the stream of revenues under the leases of aircraft in our Initial Portfolio. The appraisals were prepared on a desk-top basis without physical inspection of the aircraft in our Initial Portfolio, but were adjusted for maintenance condition and take into account technical information with respect to each aircraft. Appraisals that are more current or based on other assumptions and methodologies may result in valuations that are materially different from the appraisals that Genesis Funding received. In addition, each of the appraisers assumed an open, unrestricted stable market environment with a balance of supply and demand, as well as other factors common for aircraft appraisals. The appraisals also were prepared without regard to rental revenue from existing leases relating to the aircraft in our Initial Portfolio. In practice, market conditions will vary from the appraisers’ assumptions, and there are typically imbalances of aircraft supply and demand that may be particularly pronounced for specific aircraft types. The market value and the book value of our aircraft will usually differ from the average base value of our aircraft.

Available Cash

Genesis Funding is required to maintain as of each monthly payment date cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, three months, following such payment date. In addition, during the three years after completion of our IPO, additional rent is deposited in a separate account to be used for major airframe overhauls, engine overhauls, engine life limited parts replacements, auxiliary power unit overhauls and landing gear overhauls. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and remarketing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers (including GECAS as servicer and us as manager) will be distributed in accordance with the priority of payments set forth in the indenture. Genesis Funding, however, is required to use the amount of excess securitization cash flows to repay principal under the notes instead of paying dividends upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio, certain events of bankruptcy or liquidation and any acceleration of the notes after the occurrence of other events of default.

Otherwise, we intend to use the excess securitization cash flow to pay dividends and to purchase additional aircraft and other aviation assets.

We expect to refinance the notes on or prior to the fifth anniversary of the completion of our IPO. In the event that the notes are not refinanced on or prior to that month, any excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders.

Redemption

We may, on any payment date, redeem the notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the notes may be of the whole or any part of the notes. A redemption after acceleration of the notes upon default may only be for the whole of the notes.

We may, on any payment date, redeem the notes in whole or from time to time in part, at the following redemption prices, expressed as percentages of principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if redeemed on the dates indicated below:

Redemption Date	Price
On or after December 19, 2006 but before December 19, 2007	103%
On or after December 19, 2007 but before December 19, 2008	102%
On or after December 19, 2008 but before December 19, 2009	101%
On or after December 19, 2009	100%

Collateral

The notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Genesis Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with GECAS, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of Genesis Funding so registered at any time prior to the second anniversary of the closing date of the securitization. Genesis Funding agreed not to encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. Genesis Funding also agreed not to incur any indebtedness, except as permitted under the indenture, other than the notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.

Default and Remedies

Genesis Funding will be in default under the transaction documents in the event that, among other things, interest on the notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, Genesis Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the notes after the occurrence of any event of default, all cash generated by Genesis Funding will be used to prepay the notes and will not be available to us to make distributions to our shareholders.

Certain Covenants

Genesis Funding is subject to certain operating covenants including relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below. GECAS has agreed to use commercially reasonable efforts to perform its services pursuant to the Initial Portfolio Servicing Agreement, subject to certain provisions of the indenture as they relate to the services provided by GECAS thereunder.

Aircraft Dispositions.    The ability of Genesis Funding to sell aircraft is limited under the securitization documentation. Genesis Funding may sell up to six aircraft without the consent of the policy provider and additional aircraft with the consent of the policy provider provided that such sales do not violate the concentration limits discussed below and the price is above 107% of the obligations of the notes allocable to such aircraft. Genesis Funding may also sell aircraft provided that (1) sales in any one year do not exceed 10% of the initial average base value of all our aircraft as adjusted for depreciation as provided in the indenture, (2) such sales do not violate the concentration limits, (3) Moody’s confirms its rating on the notes and (4) the policy provider consents.

Concentration Limits.    Genesis Funding may only enter into a future lease (other than a renewal, extension or restructuring of any lease) if, after entering into such future lease, Genesis Funding is in compliance with certain criteria in respect of limits based on, among other things, the proportion of our portfolio leased to our largest lessees, the regional concentration of our lessees and the sovereign ratings of the countries in which our lessees are located. We will be permitted to vary from these limits if Genesis Funding receives a confirmation from Moody’s that it will not lower, qualify or withdraw its ratings on the notes as a result of such lease and the policy provider consents to such lease. These limits may place limits on Genesis Funding’s ability (absent a third-party consent) to re-lease the aircraft in our Initial Portfolio to certain customers at certain times, even if to do so would provide the best risk-adjusted cash flow and would be within our risk policies then in effect.

Leases.    When re-leasing any aircraft, Genesis Funding must do so in accordance with certain core lease provisions set forth in the indenture. The core lease provisions include, but are not limited to, maintenance, return conditions in respect of the aircraft, lease termination events and prohibitions on the assignments of the leases. These core lease provisions may not be amended without the consent of the policy provider.

Additional Aircraft.    Genesis Funding is not permitted to acquire any aircraft other than the aircraft in the Initial Portfolio unless certain conditions are satisfied, including that the acquisition does not result in an event of default under the transaction documents and does not result in a default under the applicable concentration limits. We have the right to contribute additional aircraft from time to time to Genesis Funding. In the event that additional notes are issued to finance the acquisition of additional aircraft, Genesis Funding must obtain the prior written consent of the policy provider and liquidity facility provider and a confirmation from the rating agencies rating the notes that they will not lower, qualify or withdraw their ratings on the notes as a result of the acquisition. Additional aircraft may include, among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. Any additional notes issued rank pari passu in right of payment of principal and interest with Genesis Funding’s outstanding notes. The acquisition of additional aircraft also require the approval of the directors (including the equity director) of Genesis Funding.

Modification of Aircraft and Capital Expenditures.    Genesis Funding is generally not permitted to make capital expenditures in respect of any optional improvement or modification of an aircraft in the Initial Portfolio, including aircraft conversions from passenger to cargo aircraft, or for the purpose of purchasing or otherwise acquiring any engines or parts outside of the ordinary course of business, excluding any capital expenditures made in the ordinary course of business in connection with an existing or new lease or the sale of an aircraft, and excluding capital expenditures where: (1) conversions or modifications are funded by capital contributions from Genesis Lease, (2) modification payments are made the aggregate net cash cost of which do not exceed 5% of the aggregate initial average base value of the Initial Portfolio (other than modification payments funded, with capital contributions from Genesis Lease) or (3) modification payments are permitted under the servicing agreement without express prior written approval of Genesis Funding. The foregoing limitations on modification payments does not apply to lessor contributions, if any, to be made with respect to the installation of main deck cargo doors on the two Boeing 767-200PC cargo wide-body airframes, as described in Item 4.B ‘‘Business—Our Initial Aircraft Portfolio,’’ to the extent funded from capital contributions or available collections pursuant to the priority of payments in the indenture.

Other Covenants.    The indenture contains other covenants customary for a securitization, including covenants that restrict the investment and business activities of Genesis Funding, maintain the special purpose and bankruptcy remoteness characteristics of Genesis Funding, limit the amount and type of debt, guarantees or other indebtedness that can be assumed by Genesis Funding entities, restrict Genesis Funding’s ability to grant liens or other encumbrances, require the maintenance of certain airline hull, liability, war risk and repossession insurance and limit the ability of the members of Genesis Funding to merge, amalgamate, consolidate or transfer assets.

Liquidity Facility

Upon the completion of the securitization, Genesis Funding, the manager and PK AirFinance US, Inc., an affiliate of GE, entered into a revolving credit facility, which we refer to as the liquidity facility. On March 19, 2007, PK AirFinance US, Inc. assigned its role as liquidity facility provider to Calyon. The aggregate amounts available under the liquidity facility is $75 million. Advances of up to $60 million may be drawn to cover certain expenses of Genesis Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture. The remaining $15 million of the liquidity facility is available for the three years from the completion of our IPO to cover any shortfalls in the separate account set aside for overhauls and certain parts replacements. Upon each drawing under the liquidity facility, Genesis Funding is required to reimburse the provider of the liquidity facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture. In the event any amounts under the liquidity facility advanced for shortfalls for overhauls and replacements remains outstanding after such three-year period Genesis Funding will pay a principal amount equal to $625,000 per month to repay such advances. Upon the occurrence of certain events, including a downgrade of the provider of the liquidity facility below a certain ratings threshold, the liquidity facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the liquidity facility. Drawings under the initial liquidity facility bear interest at one-month LIBOR plus a spread of 120 basis points. Genesis Funding also is required to pay an upfront fee of $450,000 at closing and a commitment fee of 60 basis points on each payment date to the provider of the liquidity facility.

Credit Facility

Genesis Acquisition has obtained a commitment for a $1 billion senior secured credit facility. The co-lead managers for the credit facility are Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC. The facility has been syndicated and is expected to close in April 2007. The credit facility permits initial loans in an aggregate principal amount of up to $250 million, with an option for Genesis Acquisition to increase the aggregate principal amount of available loans by an additional amount of up to $750 million during the first 18 months following the closing date of the credit facility, for a total commitment amount of up to $1 billion. The credit facility will provide funding for 65.0-72.5% (depending on aircraft type) of the agreed value of the aircraft that Genesis Acquisition may acquire.

Revolving Facility, Conversion and Term.    The commitments under the credit facility are available until April 2010, at which time Genesis Acquisition will have the option to convert any outstanding amount under the credit facility to a term loan with a two-year maturity. If Genesis Acquisition does not exercise this option, then the outstanding amount under the credit facility at such time will be due on such date. All borrowings under the credit facility are subject to the satisfaction of customary conditions, including the delivery of aircraft appraisals, lien perfection, absence of a default, the absence of a material adverse change in the financial condition or business of Genesis Lease or Genesis Acquisition, and the accuracy of customary representations and warranties.

Commitment Fees.    The following commitment fees will be payable in connection with the commitment for the credit facility:

•	0.375% per year on the unused amount of the initial commitment of up to $250 million, payable quarterly by Genesis Acquisition in arrears from the closing date until October 2008; and

•	0.375% per year on the unused amount of $750 million (1) for a period of 12 months from the signing date, payable by GECAS in advance on the signing date, (2) thereafter for a period of 6 months, payable quarterly by Genesis Acquisition in arrears, in each case of (1) and (2) whether or not the option to increase the commitment amount to $1 billion is exercised, and (3) thereafter, if Genesis Acquisition exercises the option to increase the commitment amount to $1 billion, payable quarterly by Genesis Acquisition in arrears.

If Genesis Acquisition exercises its option to increase the commitment amount to $1 billion before the first anniversary of the signing date, then it will receive a credit equal to the amount of the commitment fee paid with respect to subclause (1) of the prior bullet, for the period of time from the date of such exercise to the first anniversary of the signing date, and Genesis Acquisition will refund such amount to GECAS.

Interest Rate.    Borrowings under the credit facility will bear interest at one- or three-month LIBOR plus an applicable margin. The applicable margin will be between 1.50% and 1.75%, depending on the Genesis Acquisition’s portfolio composition and the principal amount outstanding under the credit facility during the revolving period and 2.75% during the term period (if Genesis Acquisition exercises its option to convert the credit facility to a term loan).

Prepayment.    Genesis Acquisition has the right to prepay any amounts outstanding under the credit facility or to reduce the commitment thereunder. In addition, Genesis Acquisition will be required to make partial prepayments of borrowings under the credit facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the credit facility, or if the aggregate amount of the loans outstanding under the credit facility exceeds the borrowing base, (as defined in the credit facility), including as a result of a decrease in the value of an aircraft financed with borrowings thereunder as determined by mandatory periodic appraisals.

Collateral.    Borrowings under the credit facility will be secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and where possible (5) an international interest under the Cape Town Convention in each eligible airframe, engine and lease.

Covenants.    The credit facility contains customary covenants, including the following:

•	a requirement that Genesis Acquisition deliver periodic financial and other reports to the administrative agent;

•	limitations on the incurrence of additional indebtedness;

•	limitations on consolidation, acquisition, merger and transfer of assets;

•	a requirement that the aircraft in Genesis Acquisition’s portfolio comply with lessee and geographic concentration limits;

•	a requirement that the weighted average age of Genesis Acquisition’s aircraft portfolio not exceed 10 years until the option to increase the commitment amount to up to $1 billion is exercised, and 8 years thereafter; and

•	a requirement that from the earlier of (1) six months after the signing date and (2) Genesis Acquisition having borrowed at least $100 million under the credit facility, the ratio of earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the credit facility.

C.    Research and Development

Not applicable.

D.    Trend Information

We believe we are well-positioned to capitalize on a number of trends in the aircraft finance and leasing industry, including:

•	Large and growing commercial aircraft fleet to meet global demand. Globalization and economic growth throughout the developing world have led to increased demand for air travel. We expect that continued increases in the worldwide gross domestic product, economic development in emerging markets and competitive pricing resulting from the continued growth of low-cost carriers will drive further increases in air travel and aircraft demand. Boeing estimates that the current global fleet of operating commercial jet aircraft consists of 17,330 aircraft and has forecasted that by 2025 the fleet will reach 35,970 aircraft, of which 27,360 will be mainline passenger jets with 90 passenger seats or more. Airbus has estimated that the commercial jet aircraft fleet will increase to 25,375 aircraft by 2023, of which 21,759 will be mainline passenger jets. In dollar terms, the current global fleet has an estimated value of $350 billion and is estimated to grow to approximately $777 billion by 2025. Nevertheless, the aircraft industry is subject to demand shifts, and any downturn in discretionary business or consumer spending or increased costs could have a significant impact on air traffic and aircraft demand.

•	Continued growth in aircraft leasing with significant consolidation opportunities. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft instead of owning them outright. The proportion of the global fleet owned by operators has declined from 71% in 1990 to 54% in 2005, and the proportion of the global fleet under operating lease has increased from approximately 18% to 30% during this period. Lessors are major providers of liquidity for used aircraft and provide airlines with a valuable method of fleet management through the use of operating leases, financial leases and sale/leaseback transactions. The two largest lessors (GECAS and ILFC) own or manage approximately 35% of the total number of aircraft under lease, while the next largest competitor’s market share is less than 5%. As a result, significant consolidation opportunities exist for lessors with adequate capital resources and financial flexibility.

•	Improving lease rates. With the recent recovery of much of the global commercial aviation industry, aircraft values have stabilized and have begun to increase slowly for some aircraft types. For a number of aircraft types, particularly the Boeing 737 and the Airbus A320, which are highly favored by low-cost carriers, supply is limited, and there is some concern that manufacturers will be unable to satisfy demand in the near term. Demand for larger aircraft types, such as the 767-300ER and A330, is exceptionally strong and cannot be met by current aircraft availability. Reductions in supply for many aircraft types has led to an increase in lease rental rates and, in certain cases, aircraft values. However, the airline industry has been subject to cyclical demand patterns, and a reduction in lease rates could occur.

In addition, we expect that our future results of operation will vary from our predecessor’s historical results of operations as a result of a number of factors, including:

•	Incremental operating costs. Following the completion of the IPO, we became an independent operating company and are no longer integrated within GE’s operations or cost structure. Many of the services previously provided to our predecessor by GE are now provided to us by GECAS through our servicing agreements. We also outsource some services previously provided or procured by GE to other third-party providers. We expect that the cost of procuring these services, together with the need to hire additional personnel and the incurrence of additional legal, accounting, compliance and other costs associated with being a public company with listed equity, will result in higher operating costs than the costs allocated by GE to our predecessor reflected in its historical combined financial statements.

•	Aging of our aircraft. Our depreciation of capitalized planned major maintenance costs, which is included in depreciation of flight equipment and principally relates to contributions under leases on which we collect additional rent, will be higher than such amounts of our predecessor. This expected increase is due to the aging of the aircraft in our Initial Portfolio and the addition of 10 aircraft to the Initial Portfolio during 2005 and 2006.

•	Increased borrowing costs. Our predecessor’s borrowing costs were derived from borrowings made at the GE corporate level. We expect that our interest expense will be higher than the interest allocated by GE to our predecessor as a result of our independence from GE and higher borrowing costs.

•	Lower tax liabilities. We expect that our effective tax rate will be lower than our predecessor’s as a result of our tax residency in Ireland. We also expect that our cash tax payments will be lower as a result of our ability to depreciate aircraft under Irish tax law over eight years, which is a more accelerated rate than our predecessor used to depreciate aircraft under U.S. tax law. Current Irish tax law generally does not limit tax loss carryforwards.

E.    Off-Balance Sheet Arrangements

Not applicable.

F.    Contractual Obligations

Our long-term contractual obligations as of December 31, 2006, excluding amounts payable under our credit facility, consist of the following:

	2007	2008	2009	2010	2011	Thereafter	Total
	(USD in thousands)
Principal payments under securitization notes(1)	$—	$—	$1,000	$12,000	$11,000	$786,000	$810,000
Interest payments under securitization notes(2)	45,976	45,992	45,976	45,527	45,388	—	—
Fixed payments to AIBIFS under our corporate services agreements(3)	691	—	—	—	—	—
Fixed payments to GECAS under our servicing agreements(4)	1,800	1,800	1,800	1,800	1,800	19,350	28,415
Total	$48,467	$47,792	$48,776	$59,327	$58,188	$805,350	$838,415

(1)	There are no scheduled principal payments on the notes issued in the securitization during the first three years following the closing date of securitization. For the fourth and fifth years, there are scheduled monthly principal payments of $1.0 million, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow generally will not be available for the payment of dividends by Genesis Funding since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date.

(2)	The interest payable under our securitization notes will vary based on LIBOR. Interest payments reflect amounts we expect to pay after giving effect to the interest rate swap we have entered into during the period from 2007 to 2011. We have not entered into interest rate swaps with respect to the securitization notes for periods after December 19, 2011. Therefore, we cannot determine the amounts of our interest payments for the full 2011 period or for the periods beyond 2011.

(3)	Our corporate services agreement with AIBIFS provides that we will pay €0.6 million ($0.7 million) to AIBIFS under such agreement. The agreement has a one-year terms and permits written termination upon six months’ written notice.

(4)	Our servicing agreements with GECAS provide that we will pay to GECAS a base fee of $150,000 per month for servicing the aircraft in our Initial Portfolio, which increases by an additional monthly base fee of 0.01% of the maintenance-adjusted base value (at the time of acquisition) for additional aircraft outside of our Initial Portfolio serviced by GECAS. Under the servicing agreements, we are required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services. The amounts presented above only reflect the base fee of $150,000 per month for the 41 aircraft in our Initial Portfolio. See Item 7.B ‘‘Related Party Transactions—Servicing Agreements.’’

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is Roselawn House, University Business Complex, National Technology Park, Limerick, Ireland. Our telephone number at that address is +353-61-633-777.

Name	Age	Position
John McMahon	45	Chairman, Chief Executive Officer and President
Alan Jenkins	34	Chief Financial Officer
Cian Dooley	40	Chief Commercial Officer
Niall Greene	63	Director
Kenneth Holden	68	Director
David C. Hurley	66	Director
Andrew L. Wallace	63	Director

John McMahon has been our Chairman, Chief Executive Officer and President since our formation in July 2006. Mr. McMahon has 20 years of global experience in the aviation industry. Immediately prior to joining our company, Mr. McMahon was founder and managing director of an aviation investment consulting firm that was engaged by GECAS as a consultant to assist with our formation and our IPO. He began his aviation career in 1986 at Ireland’s national airline, Aer Lingus, where his experience included responsibility for fleet planning and route planning. In 1990, he joined GPA Group, then the world’s leading aircraft lessor, to develop and market investment products based on operating leases, with a particular focus on Japan. He transferred to GECAS upon its formation in 1993 when it assumed management responsibility for GPA’s aircraft lease portfolio. In 1995, Mr. McMahon joined the Daimler-Benz (now DaimlerChrysler) project team to establish its associated aircraft leasing company, debis AirFinance (now AerCap) in Amsterdam. He was instrumental in growing the company from a start-up into a major global player. In 2003, he moved from his position as Managing Director of debis AirFinance to become Deputy Director of Structured Asset Finance at Lloyds TSB Bank plc in London. He founded Aviation Investment Management Company in 2004, through which he acted as consultant on a number of large-scale aircraft leasing-related private equity projects. Mr. McMahon received a Bachelor of Engineering degree from the National University of Ireland and graduate diplomas in accounting and finance (Association of Chartered Certified Accountants), management (University of Dublin, Trinity College) and computer modeling & simulation (University of Dublin, Trinity College). He has also completed the Advanced Management Program at Harvard Business School.

Alan Jenkins has been our Chief Financial Officer since October 2006. Mr. Jenkins has a substantial background in the aircraft leasing and financial services sectors. Prior to joining us, from March 2001 through to September 2006, Mr. Jenkins worked with AWAS, a leading aircraft leasing company which was owned by Morgan Stanley until the sale of the business in March 2006 to Terra Firma Capital Partners. He was based in Sydney, Australia and held the position of Vice President, Commercial from mid-2002 until joining us in October 2006 and was responsible for the creation and development of the commercial operations of the company. The role involved structuring transactions, evaluating risks, negotiating restructurings and other amendments to contracts and advising the company on all lease and trading related decisions. Prior to AWAS, Mr. Jenkins held the position of audit manager with KPMG in Dublin, Ireland. He worked in KPMG’s financial services division for 3 years with responsibility for a number of aircraft leasing clients, including GPA Group (subsequently renamed AerFi Group) and the Airbus leasing operations in Dublin. Mr. Jenkins is a Fellow of The Association of Chartered Certified Accountants (ACCA) having qualified in 1995 from Accountancy and Business College Dublin.

Cian Dooley has been our Chief Commercial Officer since January 2007. Mr. Dooley has more than 17 years of experience in the aviation and financial services industries, most recently at Boeing Capital Corporation, which he joined in 2001. From 2003 until the end of 2006, he has been Managing

Director, Aircraft Financial Services based in Seattle, where he was responsible for capital markets and customer financing activities related to the Boeing 787 Dreamliner and the Boeing 747-8 Programs. Prior to this, Mr. Dooley worked for Boeing in Dublin, Ireland and was responsible for conducting financing transactions for Boeing’s European customer base. Before joining Boeing, Mr. Dooley spent five years at Rabobank, where he originated, structured and executed financing transactions. Prior thereto, Mr. Dooley worked at GE Commercial Aviation Services and debis AirFinance (now Aercap), where he held responsibility for negotiating many aircraft acquisition, financing and leasing transactions. Mr. Dooley received a BSc degree in experimental physics from University College Galway.

Niall Greene has been a member of our board of directors since October 2006. Mr. Greene is the Managing Director of Aviareto Limited, a company that holds the contract from the International Civil Aviation Organisation for the management of the International Registry of Mobile Assets. Mr. Greene has more than 40 years of experience working in the aviation industry, including with Aer Lingus, GPA Group and GECAS. At GPA Group and GECAS, he held various senior management positions in marketing, corporate communications and business development. Mr. Greene received a law degree from the University of Limerick.

Kenneth Holden has been a member of our board of directors since October 2006. Dr. Holden has more than 40 years’ experience in the aviation industry beginning with Aer Lingus in 1964, and including 15 years in aviation and tourism consultancy. Since the mid-1980s, Dr. Holden has been involved full-time in the aircraft leasing and finance business, first with GPAGroup, where he acted as Chief Strategist from 1990 until 1993, and subsequently with GECAS as Executive Vice President, Business Development and Strategy. Following his retirement from GECAS in 1998, Dr. Holden has continued to perform services for GECAS as a consultant. Dr. Holden received BSc and PhD degrees in Aeronautical Engineering from Queens University, Belfast. He is a Fellow of the Royal Aeronautical Society and served on the board of directors of GECAS from March 2005 until October 2006.

David C. Hurley has been a member of our board of directors since October 2006. Mr. Hurley is the Vice Chairman of PrivatAir of Geneva, Switzerland, a company with significant business aviation services in the United States and Europe. Prior to his appointment with PrivatAir in 2003, Mr. Hurley was the Chief Executive Officer of Flight Services Group, a company he founded in 1984, which he grew into one of the world’s largest providers of corporate aircraft management, executive charter and aircraft sales and acquisitions in the United States. Mr. Hurley currently also serves on the boards of directors of Genesee & Wyoming Inc., Hexcel, Inc., Ionatron Inc., ExelTech Aerospace, Inc., The Smithsonian Institution’s National Air and Space Museum, Corporate Angel Network and CAMP Systems.

Andrew L. Wallace has been a member of our board of directors since October 2006. Mr. Wallace had 40 years of experience at Deloitte & Touche LLP before retiring in June 2006. Mr. Wallace served as an audit partner at Deloitte for 27 years, primarily serving large multi-national public companies. His broad industry experience includes large public company clients in the manufacturing, retail/distribution, commodities and satellite services industries. He also served as a member of Deloitte’s Tri-State Management Committee. Mr. Wallace received a BS in Accounting from Kent State University.

B.    Compensation

Compensation of Directors and Officers

Each non-executive member of our board of directors receives an annual cash retainer of $60,000 payable in equal quarterly installments and pro rated for the initial quarter. Each director who is a chairman of a committee of the board of directors receives an additional $5,000 per year. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Officers who also serve as directors will not receive compensation for their services as directors.

Upon the pricing of our IPO, each director received a grant of 2,609 restricted shares, Mr. McMahon received a grant of 14,131 restricted shares and Mr. Jenkins received a grant of 7,609 restricted shares. Such restricted shares will vest in three equal installments on the first, second and third anniversaries following the completion of our IPO.

Upon the pricing of our IPO, we also granted to Mr. McMahon stock options to acquire such number of shares as would give Mr. McMahon on the date of grant stock options with an aggregate value of $425,000 with an exercise price equal to the price per share in the IPO, and we granted to Mr. Jenkins stock options to acquire shares with a fair market value of $100,000 with an exercise price equal to the price per share in the IPO. The stock options vest in equal annual installments over a period of three years from the date of grant.

During the year ended December 31, 2006, we paid to our directors and officers aggregate cash compensation of $0.04 million. We accrued $1.4 million in respect of cash compensation for our officers for the year ended December 31, 2006. We do not have a retirement plan for our officers or directors.

We have entered into directors’ service agreements with our directors, pursuant to which we have agreed to indemnify them against any liability brought against them by reason of their service as directors, except in cases where such liability arises from fraud, dishonesty, bad faith, gross negligence, willful default or willful misfeasance.

Equity Incentive Plan

We have adopted a share incentive plan for our employees and directors. The purpose of the plan is to promote our interests and the interests of our shareholders by (1) attracting and retaining exceptional officers, directors and other key employees; (2) motivating such individuals by means of performance-related incentives to achieve long-range performance goals; and (3) enabling such individuals to participate in our long-term growth and financial success.

The plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will select, in its sole discretion, the participants to whom awards shall be granted under the plan and will have full power and authority to establish the terms and conditions of any award, consistent with the provisions of the plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions).

Awards granted under the plan may be made in the form of (1) options, (2) share appreciation rights, including limited share appreciation rights and (3) other share-based awards. The maximum number of our common shares that may be issued for awards under the plan is 3,000,000, subject to adjustments. Unless otherwise determined by the committee, any of the shares issued in respect of any award granted under the plan will be in the form of ADSs. If, after the effective date of the plan, any share covered by an award granted under the plan, or to which such an award relates, is forfeited, or if an award has expired, terminated or been canceled for any reason whatsoever without consideration therefor, then the shares covered by such award shall again be, or shall become, shares with respect to which awards may be granted under the plan. Any shares delivered to us as part or full payment for the purchase price of an award granted under the plan or to satisfy our withholding obligation with respect to an award granted under the plan, shall again be available for awards under the Plan.

Awards may be made under the plan in assumption of, or in substitution for, outstanding awards previously granted by us or our affiliates or a company acquired by us or with which we combine. The number of shares underlying any such assumed or substitute awards shall be counted against the aggregate number of shares which are available for grant under awards made under the plan. No award may be granted under the plan after the tenth anniversary of the plan’s effective date, but awards granted under the plan prior to such date may extend beyond that date.

Awards granted under the plan shall be evidenced by award agreements (which need not be identical) that provide additional terms and conditions associated with such awards, as determined by the committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the plan and any such agreement, the provisions of the plan shall prevail.

Options granted under the plan are subject to such terms, including exercise price (which will not be less than the greater of the fair market value or the par value of the shares on the date of the option grant) and conditions and timing of exercise, as may be determined by the committee. Payment in respect of the exercise of an option granted under the plan may be made in cash or, if and to the extent permitted by the committee, (1) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying such other requirements as may be imposed by the committee, (2) partly in cash and, to the extent permitted by the committee, partly in such shares or (3) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver promptly to us an amount out of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased; provided, in each case, that such method results in the shares being issued as fully paid under Bermuda law.

The committee also may grant share appreciation rights (including limited share appreciation rights). Each share appreciation right shall entitle a participant upon exercise to an amount equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share over (B) the per share exercise price of the share appreciation right and (2) the number of shares covered by the share appreciation right. The exercise price of a share appreciation right shall be an amount determined by the committee, but in no event shall such amount be less than the greater of the fair market value or the par value of a share on the date such share appreciation right is granted. The share appreciation right shall be evidenced by an award agreement which shall specify the terms and conditions of such award, as determined by the committee in its sole discretion, including the number of shares covered by the share appreciation right, the period over which the share appreciation right may be exercised and such other terms and conditions not inconsistent with the plan. The committee shall determine whether a share appreciation right shall be settled in cash, shares or a combination of cash and shares. The committee may impose, in its discretion, such conditions upon the exercisability or transferability of share appreciation rights as it may deem fit.

Shares, restricted shares and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares (‘‘other share-based awards’’) granted under the plan shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Subject to the terms of the plan, the committee shall determine the number of shares to be awarded under (or otherwise related to) the other share-based awards, whether such awards are to be settled in cash, shares or a combination of cash and shares and all other terms and conditions of such other share-based awards.

Unless otherwise determined by the committee, an award shall not be transferable or assignable by the participant except in the event of his death (subject to the applicable laws of descent and distribution). An award exercisable after the death of a participant may be exercised by the legatees, personal representatives or distributees of the participant.

In the event of any change in our outstanding shares after the effective date of the plan by reason of any share dividend or split, reorganization, recapitalization, merger, amalgamation, consolidation, spin-off, combination or transaction or exchange of shares or other corporate exchange, or any distribution to our shareholders of shares other than regular cash dividends or any transaction similar to the foregoing, the committee in its sole discretion and without liability to any person shall make such substitution or adjustment, if any, as it deems to be equitable, as to (1) the number or kind of shares or other securities issued or reserved for issuance pursuant to the plan or pursuant to outstanding awards, (2) the exercise price of any option or share appreciation right and/or (3) any other affected terms of such awards.

In the event of our change in control after the effective date of the plan, the committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding awards, including without limitation: (1) continuation or assumption of such outstanding awards under the plan by us (if we are the surviving corporation) or by the surviving corporation or its parent; (2) substitution by the surviving corporation or its parent of awards with substantially the same terms for such outstanding awards; (3) accelerated exercisability or vesting of and/or lapse of restrictions under all then outstanding awards immediately prior to the occurrence of such event; (4) upon written notice, provide that any outstanding awards must be exercised, to the extent then exercisable, within 15 days immediately prior to the scheduled consummation of the event, or such other period as determined by the committee (in either case contingent upon the consummation of the event), at the end of which period such awards shall terminate to the extent not so exercised within the relevant period; and (5) cancellation of all or any portion of outstanding awards by cash payment of the excess, if any, of the fair market value of the shares subject to such outstanding awards or portion thereof being canceled over the purchase price, if any, with respect to such awards or portion thereof being canceled.

The board may amend, alter, suspend, discontinue, or terminate the plan or any portion thereof, or any award (or award agreement) thereunder, at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made (1) without our shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the plan and (2) without the consent of the participant, if such action would materially diminish any of the rights of any participant under any award theretofore granted to such participant under the plan; provided, however, the committee may amend the plan in such manner as it deems necessary to permit the granting of awards meeting the requirements of applicable laws.

C.    Board Practices

Board of Directors

Our board of directors currently consists of five members. Our bye-laws provide that the board of directors is to consist of a minimum of two and a maximum of nine directors as the board of directors may from time to time determine.

Committees of the Board

The standing committees of our board of directors consist of an audit committee, a compensation committee and a nominating and corporate governance committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities.

Audit Committee.    Our Audit Committee is concerned primarily with the (1) oversight of the financial reporting process on behalf of the board and (2) the accuracy and effectiveness of the audits of our financial statements by our independent auditors. Its duties include:

•	selecting independent auditors for approval by our shareholders;

•	reviewing the scope of the audit to be conducted by our independent auditors, as well as the results of their audit;

•	approving audit and non-audit services provided to us by the independent auditors;

•	reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

•	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;

•	reviewing and approving related-party transactions and preparing reports for the board of directors on such related-party transactions; and

•	conducting other reviews relating to compliance by our employees with our policies and applicable laws.

Each of the members of the Audit Committee is an ‘‘independent’’ director as defined under the applicable rules of the NYSE. Mr. Wallace, Mr. Greene and Mr. Hurley serve on the Audit Committee, and Mr. Wallace serves as chairperson.

Compensation Committee.    Our Compensation Committee has two primary responsibilities: (1) to monitor our management resources, structure, succession planning, development and selection process as well as the performance of key executives; and (2) to review and approve executive compensation and broad-based and incentive compensation plans. Each of the members of the Compensation Committee is an ‘‘independent’’ director as defined under the applicable rules of the NYSE. Mr. Hurley, Mr. Wallace and Mr. Greene serve on the Compensation Committee, and Mr. Hurley serves as chairperson.

Nominating and Corporate Governance Committee.    Our Nominating and Corporate Governance Committee’s responsibilities include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. This committee also annually reviews director compensation and benefits and makes recommendations to our board of directors concerning the structure and membership of the other board committees. Mr. Greene, Mr. Hurley and Mr. Holden serve on the Nominating and Corporate Governance Committee, and Mr. Greene serves as chairperson.

D.    Employees

We operate in a business that is capital-intensive, rather than labor-intensive. As at March 31, 2007, our only employees were our chief executive officer, our chief financial officer, our chief commercial officer and three other direct employees. Management and administrative personnel will expand, as necessary, to meet our future growth needs.

E.    Share Ownership

Each of our directors and officers owns less than one percent of our outstanding common shares.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of March 31, 2007.

	Shares Beneficially Owned
Name	Number	Percent
GE	3,967,500	11.0%

GE has the same voting rights as other shareholders.

As of March 31, 2007, 3,974,278 of our ADSs were held by 11 holders of record in the United States, not including ADSs held of record by Depository Trust Company, or DTC. As of March 31, 2007, DTC was the holder of record of 32,037,440 ADSs. To the best of our knowledge, 18,441,371 of these ADSs were beneficially owned by holders with U.S. addresses.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.    Related Party Transactions

We entered into various agreements with GECAS and other affiliates of GE that effect the transactions relating to our formation, our IPO, the securitization and the application of the proceeds from our IPO and the securitization, and our ongoing operations and business. Although the pricing and other terms of these agreements were reviewed by our management and our board of directors, they were determined by GE-affiliated entities in the overall context of our IPO and the related transactions. As a result, provisions of these agreements may be less favorable to us than they might have been had they been the result of arm’s-length transactions among unaffiliated third parties.

Asset Purchase Agreement

General

Genesis Funding acquired the aircraft in our Initial Portfolio pursuant to the asset purchase agreement described below. The purchase took place through Genesis Funding’s acquisition of beneficial interests in entities that own the aircraft in our Initial Portfolio or the acquisition by Genesis Funding’s subsidiaries of aircraft in our Initial Portfolio.

The total purchase price for the aircraft in our Initial Portfolio was equal to the aggregate net proceeds from the sale of 27,860,000 shares at a public offering price of $23.00 per share in our IPO, our private placement of 3,450,000 shares to affiliate of GE and our $810.0 million of aircraft lease-backed notes as part of a securitization transaction , less the portion of such proceeds that was used to fund our formation and offering-related expenses, up-front costs and expenses related to the securitization, and a cash balance of $20.0 million that we retained for general corporate purposes. The purchase price for the aircraft in the Initial Portfolio was $1,459.4 million, which was the sum of the net proceeds of the IPO, the private placement and the securitization.

Genesis Funding entered into the asset purchase agreement with GE Capital and with certain other affiliates of GE that owned the aircraft (or the equity interests therein) that comprise our Initial Portfolio. We refer to GE Capital and these GE affiliates as the sellers. Under the terms of the asset purchase agreement, Genesis Funding either acquired (directly or indirectly) the equity interests of certain aircraft-owning entities (including the beneficial owner of the Skymark aircraft) established by GE or Genesis Funding’s subsidiaries acquired ownership of the aircraft. Following transfer of the equity interests of each aircraft-owning entity under the asset purchase agreement, such entity becomes a wholly owned entity of Genesis Funding, and all the assets of such aircraft-owning entity, including the aircraft owned by such subsidiary, becomes a part of our consolidated assets and the consolidated assets of Genesis Funding

Purchase of the Aircraft

Since the completion of our IPO, (1) all rents under the leases for the 41 aircraft in our Initial Portfolio (including additional rents) relating to any period after the completion of our IPO have been for the benefit of Genesis Funding and (2) Genesis Funding became responsible for all amounts payable by the lessor in respect of maintenance payments, airworthiness directives and similar obligations or other lessor obligations relating to the period after the completion of our IPO, and the sellers have had no obligation to contribute to Genesis Funding’s maintenance contributions, airworthiness directive or similar obligations or other lessor obligations relating to any period after the completion of our IPO. Under the terms of the asset purchase agreement, Genesis Funding has paid the purchase price for the 41 aircraft in our Initial Portfolio on or after the closing date as notified by GE Capital, which payments may occur prior to the actual delivery date of the applicable aircraft or the ownership interest in the applicable aircraft-owning entity (although Genesis Funding receives all payments due under the leases relating to the period on or after the completion of our IPO from all 41 aircraft in our Initial Portfolio including those not yet delivered). The aggregate purchase price is held in a separate account that has been established under the indenture for the securitization until withdrawn for payment to the sellers as notified by GE Capital and any investment earnings on such amounts are for the benefit of the sellers.

The process of finalizing transfer documentation with lessees is well underway and we have commenced taking delivery of aircraft or the related ownership interest in the aircraft-owning entities. In any event, all aircraft or the related ownership interest in aircraft owning entities are to be delivered by July 17, 2007, within a period of 210 days following the completion of our IPO, which we refer to as the delivery period. The sellers have agreed to use reasonable commercial efforts to deliver the remaining aircraft as soon as reasonably practicable after the completion of our IPO.

On delivery of each aircraft, the respective seller represents that it is transferring ownership of the aircraft or the equity interest in an aircraft-owning entity free of all encumbrances (other than certain permitted encumbrances), and that all indebtedness (other than the securitization) of any such aircraft-owning entity has been discharged. Genesis Funding and the sellers are also required to satisfy certain closing conditions.

Substitute Aircraft

If the sellers are unable to deliver any aircraft within the delivery period because a condition precedent in the asset purchase agreement is not met or for any reason other than the destruction of, or substantial damage to, the aircraft, then the sellers must use reasonable commercial efforts to designate a substitute aircraft for the undelivered aircraft before the end of the delivery period. If an aircraft is destroyed or substantially damaged, the sellers may identify a substitute aircraft if they so choose.

A substitute aircraft, individually or in the aggregate with other substitute aircraft, must (1) be reasonably acceptable to Genesis Funding, (2) be subject to an operating lease contract containing certain core lease provisions, (3) have the same or greater aggregate appraised base value as the undelivered aircraft, (4) not result in a default relating to the concentration of types and locations of aircraft under the indenture governing the notes issued in the securitization, (5) be subject to an operating lease contract or contracts providing for a similar rent profile and term as the undelivered aircraft, (6) have a similar remaining useful life as the undelivered aircraft and (7) not be a cargo or a regional jet aircraft, unless it is being substituted for an aircraft of the same category. The delivery of any substitute aircraft also is subject to confirmation by each of the rating agencies rating the notes issued in the securitization that it will not lower, qualify or withdraw its rating on the notes. The consent of the policy provider will not be required for the delivery of a substitute aircraft if the rating agencies confirm that such substitution will not result in an adverse change to the policy provider’s capital charge associated with the notes or the ratings assigned to the notes by each rating agency (without regard to the policy).

On the delivery date of a substitute aircraft, adjustment payments may be made by Genesis Funding to the sellers or vice versa. These adjustment payments would reflect differences in rent collected and maintenance expense contributions paid with respect to these aircraft, interest and other costs and expenses of Genesis Funding. Genesis Funding will repay to the seller of an undelivered aircraft any cash security deposits it then holds for such undelivered aircraft, and the seller of a substitute aircraft will pay to Genesis Funding the amount of any cash security deposit it then holds for such substitute aircraft.

If an aircraft is destroyed or subject to unrepaired damage with a cost of repair in excess of 25% of its depreciated purchase price and the sellers do not designate a substitute aircraft in its place, then they need not deliver, and Genesis Funding need not accept delivery of, that aircraft. If delivery of an aircraft was made at a time when the aircraft was destroyed or substantially damaged (and Genesis Funding did not waive the corresponding condition precedent to delivery of that aircraft), then upon notification within six months of such delivery date, the sale will be deemed rescinded. In either case, the seller of that aircraft will retain any insurance and other proceeds of that loss and repay the purchase price of that aircraft to Genesis Funding, together with interest, at a rate per annum equal to the rate on the securitization, plus the policy provider’s fee, in respect of the allocated debt portion of the purchase price of such aircraft and interest thereon at a rate equal to 8.174% per annum in respect of the allocated equity portion of the purchase price of such aircraft, plus or minus an adjustment factor relating to receipt of additional rent and payment of any maintenance expense contributions, airworthiness directive cost sharing obligations and similar obligations for the relevant aircraft and certain hedge breakage costs or gains, minus the basic rent paid to Genesis Funding in respect of such aircraft, and Genesis Funding will refund the rent paid in respect of such aircraft and any unused security deposit.

If any initial aircraft or required substitute aircraft is not delivered within the delivery period for any reason, the sellers will pay to Genesis Funding, at the end of the delivery period, the refund amount described in the immediately preceding paragraph, and Genesis Funding will return any unused security deposit.

Certain Representations and Warranties

Pursuant to the asset purchase agreement, each seller represented and warranted, as of the completion of our IPO, with respect to an aircraft or the equity interest in an aircraft-owning subsidiary transferred by such seller that, to its knowledge, such aircraft has not been involved in any incident not disclosed to us before the completion of our IPO that caused damage with a cost of repair in excess of the amount required to be disclosed to the relevant lessor under the relevant lease. In addition, in case of a transfer of the equity interests of an aircraft-owning subsidiary, GE Capital and the relevant seller will indemnify Genesis Funding against any loss, liability or expense which we may incur in relation to the applicable aircraft to the extent it arises out of an event (excluding anything related to or connected with the design, manufacture, maintenance, repair, rebuilding, overhaul, refurbishment or similar activity with respect to any aircraft) that occurred in the period prior to the closing date (and we will indemnify GE Capital and the relevant seller for the period thereafter). The asset purchase agreement also contains other representations and warranties, including the following representations and warranties from the sellers:

•	the applicable seller has beneficial ownership of each aircraft free of liens other than certain permitted liens;

•	unless otherwise disclosed to the policy provider of the securitization and Genesis Funding, that the lessee of each aircraft is not more than 30 days delinquent in the payment of basic rent; and

•	unless otherwise disclosed to the policy provider of the securitization and Genesis Funding, the absence of claims against the lessor asserted by the lessee.

In addition, the purchase of each aircraft is subject to certain conditions precedent, including the delivery of a copy of a valid certificate of registration for such aircraft and the delivery of legal opinions.

Servicing Agreements

We entered into a master servicing agreement with GECAS concurrently with the completion of our IPO, which we refer to as the Master Servicing Agreement. Genesis Funding also entered into a servicing agreement with GECAS specifically relating to the aircraft in our Initial Portfolio, which we refer to as the Initial Portfolio Servicing Agreement, and we or one or more of our subsidiaries may from time to time enter into other servicing agreements specifically relating to aircraft acquired by our subsidiaries. These servicing agreements also contain terms and conditions substantially similar to the Master Servicing Agreement and the Initial Portfolio Servicing Agreement. We believe GECAS’s broad industry expertise as the manager of a portfolio of more than 1,400 owned aircraft plus more than 250 aircraft serviced for other owners, its relationships with more than 220 passenger and cargo airline customers around the world and involvement in the market for aircraft acquisitions and dispositions enhance our ability to manage our portfolio effectively, to complete the acquisition and leasing of additional aircraft and to remarket aircraft as they come off lease.

The principal services being provided by GECAS under the servicing agreements are:

•	lease marketing and remarketing, including lease negotiation;

•	collecting rental payments and other amounts due under leases, collecting additional rent and maintenance payments where applicable, lease compliance and enforcement and accepting delivery and redelivery of aircraft under lease;

•	aircraft dispositions;

•	monitoring the performance of maintenance obligations of lessees under the leases in a manner consistent with the practices employed from time to time by GECAS with respect to its own aircraft;

•	using commercially reasonable efforts to maintain compliance with certain of our obligations in our financing agreements;

•	limited assistance with any financing or refinancing of our indebtedness subject to agreement or additional fees for such service;

•	procuring legal and other professional services with respect to the lease, sale or financing of the aircraft, any amendment or modification of any lease, the enforcement of our rights under any lease, disputes that arise as to any aircraft or for any other purpose that GECAS reasonably determines is necessary in connection with the performance of its services;

•	periodic reporting of operational information relating to the aircraft, including providing certain reports to the policy provider; and

•	certain aviation insurance related services.

The servicing agreements provide that GECAS act in accordance with laws applicable to it, in certain cases with directions given by us or a manager, a cash manager or an administrative agent on behalf of us, with the specified standard of care described below and with the specified conflicts standard described below. GECAS does not have any fiduciary or other implied duties or obligations to us, our shareholders or any other person. GECAS and its respective subsidiaries cannot be held responsible for any liabilities of ours, including any payment of any dividends to our shareholders or payments due in respect of any financing.

Aircraft Agreed to be Serviced

Pursuant to the Initial Portfolio Servicing Agreement, GECAS services the aircraft included in our Initial Portfolio. Pursuant to the Master Servicing Agreement, GECAS will service all additional aircraft that we acquire, including aircraft acquired by our subsidiaries, except for aircraft that GECAS does not accept for servicing for one of the following reasons:

•	GECAS believes that the provision of any of the services or any actions, inactions or consequences related thereto or arising therefrom, or any conditions, events or circumstances existing at any time of determination, may directly or indirectly lead to or create:

•	a violation of any applicable law with respect to GECAS or its affiliates or of any GE policies;

•	an investigation by any governmental authority of or relating to GECAS or any of its affiliates;

•	a conflict of interest with respect to any person that is unacceptable to GECAS;

•	a requirement of resources being allocated to, or expenses being incurred in connection with, the servicing of one or more of such aircraft, individually or in the aggregate with respect to any group thereof, which will be materially different from those being allocated to, or incurred in connection with, other aircraft which are serviced by GECAS;

•	an aircraft we wish to acquire is more than 20 years old when we acquire it or is not manufactured by manufacturers based in North America, South America, Asia or Europe; or such aircraft is of a model or type not then currently in the GECAS and its affiliates owned fleet or is of a model or type of which GECAS has decided to phase out of its owned fleet;

•	an aircraft we wish to acquire is on lease to or otherwise involves a person with whom GECAS or any of its affiliates is involved in a legal proceeding or otherwise with which GECAS or any of its affiliates has a material dispute;

•	any default or event of default, or certain potential events of default, by us exists under the Master Servicing Agreement or any other servicing agreement we have entered into with GECAS, or any guarantees or any related or other agreements with GECAS or any of its affiliates, which has not been or will not reasonably be expected to be cured on or before the date that services in respect of any such additional aircraft are expected to commence; or

•	as we and GECAS so mutually agree (although neither party has any obligation to do so).

Operating Guidelines

Under the servicing agreements, GECAS is entitled to exercise such authority as is necessary to give it practical and working autonomy in performing its services. The servicing agreements provide that GECAS give us and our agents access to records related to the aircraft under specified circumstances to enable us to monitor the performance by GECAS, except for internal correspondence, approval materials, internal evaluations and similar documents or other records developed by GECAS and its affiliates for their own use. GECAS also does not commingle any funds of ours with its own funds.

The following transactions entered into by GECAS on our behalf require our prior written approval:

•	sales of our aircraft (other than sales made in accordance with the terms of any lease in existence on the date of acquisition of the relevant aircraft);

•	entering into or renewing leases or extending most leases if the resulting lease does not comply with any applicable operating covenants set forth under our financing agreements or if a new lease grants a purchase option in favor of the lessee;

•	terminating any lease or leases to any single lessee for aircraft then having an aggregate depreciated net book value in excess of $100 million unless such lease or leases are substituted or replaced by other substantially similar lease or leases;

•	unless provided for in our budget, entering into any contract for certain major modification or maintenance of aircraft costing in excess of specified amounts;

•	issuing any guarantee on our behalf, or otherwise pledging our credit, with certain exceptions related to trade payables, bonds and similar instruments obtained to repossess an aircraft, removing a lien or similar actions not involving payments or cash collateral deposits on our behalf in excess of $3 million and issuing guarantees related to our other obligations;

•	except in limited circumstances, entering into, amending or granting a waiver with respect to, any transaction between us and GE Capital or any of its affiliates not contemplated in the servicing agreement including for the acquisition, sale or lease of any aircraft assets from or to, or the obtaining of services by any such person (except for the acquisition, sale, exchange or lease of or services in respect of any engine, parts or components thereof, or aircraft spare parts or engine spare parts, components or ancillary equipment or devices furnished therewith);

•	incurring any actual or contingent liability unless (1) contemplated in our budget, (2) incurred in entering into a lease or sale or performing any obligation under a lease or sale contract or (3) incurred in the ordinary course of business and so long as such individual liability does not result in a net out-of-pocket cash expenditure of more than $3 million; and

•	entering into any order or commitment to acquire, or acquiring, aircraft or, so long as no individual net (after credit for exchanges, replacements or similar items) out-of-pocket cash purchase price exceeds $3 million, aircraft engines unless, in the case of aircraft engines, provided for in a lease or as provided for in our budget or if GECAS determines the acquisition of the engine is necessary or appropriate.

The servicing agreements require all transactions entered into by GECAS on behalf of us other than intracompany transactions among us and our subsidiaries to be at arm’s length and on market terms unless otherwise agreed or directed by us.

Budgets

The servicing agreements call for us to prepare each year a single lease operating budget for each of our aircraft and a single budget for the aircraft expenses related to all such aircraft.

Standard of Care

GECAS has agreed to perform the services required by the servicing agreements with reasonable care and diligence at all times.

Term and Termination

The Master Servicing Agreement expires in 2021. The Initial Portfolio Servicing Agreement expires on the later of (1) the maturity date of the notes issued in the securitization and (2) the date of repayment of all principal and other amounts due under the securitization (including any amounts owed to the policy provider).

We have the right to terminate any servicing agreement (except, in the case of the Initial Portfolio Servicing Agreement, which also requires the prior written consent of the policy provider) if, among other things,

•	GECAS ceases to be at least majority-owned directly or indirectly by GE Capital, or its ultimate parent, GE;

•	GECAS fails in any material respect to perform any material services under the servicing agreement which results in liability of GECAS due to its gross negligence or willful misconduct (including willful misconduct constituting fraud) in respect of its obligation to apply the standard of care or conflicts standard in respect of performance of the services in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS fails in any material respect to perform any material services under the servicing agreement in accordance with the standard of care or the conflicts standard in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS, GE Capital or GE becomes subject to bankruptcy or insolvency proceedings;

•	with respect to the master servicing agreement, we have insufficient funds for the payment of certain dividends while a significant portion of our available aircraft remain off-lease for a specified period;

•	with respect to the servicing agreement for our Initial Portfolio, we have insufficient funds for the payment of interest on the notes for a period of at least 60 days;

•	with respect to the servicing agreement for our Initial Portfolio, at least 15% of the number of aircraft assets remain off-lease but available for re-lease for a period of at least three months following specified events set forth in the trust indenture; or

•	with respect to the servicing agreement for our Initial Portfolio, without limiting GECAS’s rights under the security trust agreement, GECAS takes any steps for the purpose of processing the appointment of an administrative receiver or the making of any administrative order or for instituting a bankruptcy, reorganization, arrangement, insolvency, winding up, liquidation, composition or any similar proceeding under the laws of any jurisdiction with respect to any person in the Genesis Funding, and any of its subsidiaries, or any of the aircraft assets.

In addition, in the case of the servicing agreement for our Initial Portfolio, the policy provider also has the right to terminate such servicing agreement under the circumstances described above.

GECAS is entitled to terminate a servicing agreement if, among other things, we default in our payment and other obligations thereunder, any material representation or warranty made by us or our subsidiaries is false or misleading in a manner material to GECAS, we or our subsidiaries become subject to bankruptcy or other insolvency proceedings, we or any of our applicable subsidiaries no longer hold any aircraft, or any guarantee of obligations under the servicing agreement in favor of GECAS ceases to be in effect.

Under the Initial Portfolio Servicing Agreement, we represented and warranted to GECAS that, in the event that any competitor of GECAS controls or becomes the beneficial owner, directly or indirectly, of more than 50% of any class of our securities or obtains director appointment rights, we will automatically be replaced as manager of our Initial Portfolio under the management agreement.

Under the Master Servicing Agreement, GECAS is entitled to terminate the agreement, subject to certain notice periods described below, if any competitor to GECAS controls or becomes the beneficial owner, directly or indirectly, of more than 10% of any class of our securities or obtains director appointment rights and we are unable to restructure the Master Servicing Agreement (or are otherwise unwilling to restructure the Master Servicing Agreement) and the services provided thereunder in a manner acceptable to GECAS. Under our servicing agreements, a competitor is defined by reference to certain named aircraft leasing companies and their successors and more generally as any other company that has consolidated annual aircraft leasing or aircraft or engine manufacturing revenues of in excess of $200 million.

To mitigate the risk of these potential terminations by GECAS, we have included certain provisions in our bye-laws applicable to the acquisition by a competitor of GECAS of a beneficial interest in 10% or more of our voting securities. Our bye-laws provide that if a competitor of GECAS acquires beneficial ownership of 10% or more of our shares, then we have the option, but not the obligation, within 90 days of the acquisition of such threshold beneficial ownership, to require that shareholder to tender for all of our remaining ADSs, or to sell such number of shares to us or to third parties at fair market value as would reduce its beneficial ownership to less than 10%. In addition, our bye-laws provide that the vote of each share held by a competitor of GECAS who beneficially holds 10% or more, but less than 50%, of our shares will be reduced to one-fifth of a vote per share on all matters upon which our shareholders may vote.

GECAS may also resign under any servicing agreement with respect to all aircraft serviced thereunder or any affected aircraft, as the case may be, if it reasonably determines that directions given, or services required, would, if carried out, be unlawful under applicable law, be in violation of any GE corporate policy regarding business practices or legal, ethical or social matters, be likely to lead to an investigation by any governmental authority of GECAS or its affiliates, expose GECAS to liabilities for which, in GECAS’s good faith opinion, adequate bond or indemnity has not been provided or place GECAS in a conflict of interest with respect to which, in GECAS’s good faith opinion, GECAS could not continue to perform its obligations under the servicing agreement with respect to all serviced aircraft or any affected aircraft, as the case may be. Whether or not it resigns, GECAS is not required to take any action of the foregoing kind. GECAS may also resign in certain circumstances if it becomes subject to taxes for which we do not indemnify GECAS.

Under the Master Servicing Agreement, GECAS’s resignation or removal as servicer, and any termination of the Master Servicing Agreement as provided above, will be effective immediately after a five-day cure period in the case of a termination because we have failed to pay amounts owing to GECAS when due, immediately in the case of an acquisition by a competitor of GECAS of beneficial ownership of 50% or more of our shares, and otherwise 120 days (or in the event a tender for our shares is made by a competitor of GECAS as described above, such longer period ending on the earlier of 180 days after notice of resignation or the date the tender is consummated) after the notice of any resignation or removal, or termination.

The Initial Portfolio Servicing Agreement provides that GECAS may not resign or be removed as servicer, and such servicing agreement may not be terminated as provided above, unless a replacement servicer has been appointed and Genesis Funding has obtained a confirmation from the rating agencies rating its notes that they will not lower, qualify or withdraw any rating as a result, as well as the consent of the policy provider. If a replacement servicer has not been appointed within 90 days after notice of any termination, resignation or removal, the servicer may petition any court of competent jurisdiction to appoint a replacement servicer, provided that GECAS may terminate this servicing agreement immediately after a five-day cure period if Genesis Funding fails to pay GECAS any amount due to GECAS.

Neither Genesis Lease or Genesis Funding, as the case may be, nor the servicer may assign its rights and obligations under any servicing agreement without the other party’s prior consent. The servicer may, however, delegate some, but not all, of its duties to its affiliates.

Competitors

Pursuant to the Master Servicing Agreement, we will not sell Genesis Funding or any of its subsidiaries, or any of our other subsidiaries being serviced by GECAS to a competitor of GECAS pursuant to an arrangement that requires GECAS to continue to provide services following a sale of such subsidiary, and we will not permit competitively sensitive information obtained from GECAS to be provided to any such competitor even if such competitor is a shareholder or has the right to elect a member of our board of directors. Furthermore, if a competitor of GECAS acquires control of more than 10% of our voting securities or obtains director appointment rights, we will no longer be able to appoint our representatives as directors on the board of directors or similarb group of any securitization or similar subsidiary sponsored by us, including Genesis Funding, and instead such directors will be appointed by the existing directors of such securitization or similar subsidiary and a representative of a competitor of GECAS may not be appointed. We may also be required to screen off certain of our directors and employees from competitively sensitive information provided by GECAS.

Servicing Fees

The Initial Portfolio Servicing Agreement provides that we pay to GECAS a base fee of $150,000 per month, which increases by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each aircraft acquired into Genesis Funding that is not an aircraft in our Initial Portfolio. The Master Servicing Agreement provides that we will pay to GECAS an additional monthly base fee of 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each additional aircraft we acquire outside of Genesis Funding. Each servicing agreement provides that we will also pay to GECAS a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any aircraft serviced under such agreement plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any aircraft serviced under such agreement. GECAS is also entitled to additional servicing fees consisting of a sales fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds in respect of dispositions of aircraft assets. In addition, we will pay a fee to GECAS in connection with GECAS’s involvement with lessee consents and/or novations that may be required for any aircraft that we acquire or refinance. Such fees will be $6,000 per applicable aircraft. Fees for additional services will be as mutually agreed.

Conflicts of Interest

In addition to servicing our aircraft, GECAS currently manages and remarkets for lease or sale other aircraft and will continue to market for sale or lease other aircraft for third parties (including other aircraft owned by GE Capital and its affiliates). In the course of conducting such activities, GECAS will from time to time have conflicts of interest in performing its obligations on our behalf. See Item 3.D ‘‘Risk Factors—Risks Related to Our Relationships with GECAS, Its Affiliates and Other Service Providers—GECAS and its affiliates will have conflicts of interest with us, and their limited contractual or other duties may not restrict them from favoring their own business interests to our detriment.’’ If a conflict of interest arises as to one of our aircraft and other aircraft managed by GECAS, GECAS must perform the services in good faith, and, to the extent that either two or more of our particular aircraft or one of our aircraft and other aircraft managed by GECAS have substantially similar objectively identifiable characteristics that are relevant for purposes of the particular services to be performed, GECAS has agreed not to discriminate among our aircraft or between any of our aircraft and any other managed aircraft on an unreasonable basis.

If GECAS in good faith determines that circumstances as to a particular aircraft or lease require an arm’s-length negotiation between GECAS or any of its affiliates and us and GECAS believes it would not be appropriate for it to act on behalf of us, GECAS has agreed to notify us promptly and to withdraw from acting as the servicer with respect to the matter and we have agreed to appoint an independent representative (which may be us or any of our affiliates or subsidiaries, but not a competitor to GECAS) to act on our behalf. GECAS is entitled to act on its own or its affiliates’ behalf in those negotiations. In most cases we will continue to be liable for the fees of GECAS and if we elect to engage an independent representative other than ourselves we will be liable for such independent representative’s fees as well.

Indemnification

We assume liability for, and have agreed to indemnify GECAS on an after-tax basis against, any losses that arise as a result of or in connection with the aircraft or GECAS’s performance of its obligations under the servicing agreement or from errors in judgment or omissions by GECAS under the servicing agreement, except for any loss that is finally adjudicated to have been caused directly by GECAS from gross negligence or willful misconduct (including willful misconduct constituting fraud) in respect of its obligation to apply its standard of care or conflicts standard described above in the performance of its services. We have likewise agreed that GECAS and its affiliates have no liability to us or any other person for any losses in any way arising out of the services except as provided in the foregoing sentence (also referred to as GECAS’s ‘‘standard of liability’’). We have also generally agreed to indemnify GECAS and its affiliates as to losses arising out of our IPO and the disclosure in our IPO prospectus, except certain disclosures provided by GECAS.

Business Opportunities Agreement

As part of our growth strategy, we have entered into a business opportunities agreement with GECAS. We expect that this agreement will lead to additional opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered directly from GECAS.

Pursuant to the business opportunities agreement, we will pay GECAS a fee of 1% of the gross acquisition cost of any aircraft that we acquire from a third-party source pursuant to an opportunity first presented to us by GECAS. A fee will not be payable for opportunities first developed by us. The arrangement of any such opportunity will be subject to such confidentiality and other restrictions as may be applicable. GECAS may elect to take any fee payable to it in our shares valued at the then-current fair market value.

Pursuant to the business opportunities agreement, GECAS also will notify us of any offers that it makes to sell commercial jet aircraft to the aircraft finance industry generally, which is defined to include offers to three or more potential purchasers. GECAS will permit us to have access to information concerning the applicable aircraft on substantially the same terms and conditions as GECAS makes such information available to the aircraft finance industry generally. A fee will not be payable in connection with acquisitions directly from GECAS.

Pursuant to the business opportunities agreement, GECAS also agreed that in each of 2007 and 2008, it will refer to us opportunities to purchase aircraft from third parties or offer to us the opportunity to bid on aircraft by GECAS that have an aggregate appraised value of at least $300 million.

We believe the business opportunities agreement complements our own sourcing efforts. The agreement will terminate upon the termination of the Master Servicing Agreement. See Item 7.B ‘‘Related Party Transactions—Servicing Agreements.’’

The business opportunities agreement creates no obligation for us to bid on, or make an offer to purchase, any aircraft or to negotiate with GECAS or with any third parties, even if the terms of any aircraft transaction offered or arranged by GECAS are the most attractive terms then available to us. Similarly, except as provided above, GECAS is free to decide whether to make offers to sell aircraft to the aircraft finance industry generally, whether to sell us any aircraft that we offer to purchase and whether to provide us with access to any opportunities to purchase aircraft from other sources. We are obligated to purchase an aircraft from GECAS only if we have executed and delivered a definitive written agreement providing for such a purchase, and the terms of that obligation will be limited to the terms and conditions of such written agreement. Neither we nor GECAS have any duties or implied obligations, whether fiduciary or otherwise, to the other under the agreement.

Transitional Support Agreement

Upon the completion of our IPO, we entered into a transitional support agreement with GECAS.

The transitional support agreement provides for arrangements between us and GECAS with respect to the mutual sharing of information (relating to periods before the completion of our IPO in the case of GECAS providing information to us) in order to comply with reporting, disclosure, filing or other requirements, including with respect to audited financial statements, and for use in any other judicial, regulatory, administrative, tax or other proceeding. For six months after the completion of our IPO, GECAS also will provide us with access to its finance and operational employees who worked on our IPO, the securitization and the other transactions described in this Annual Report.

We have agreed that neither we nor GECAS, without the consent of the other, will offer employment to or employ any person who is, or has been within the prior two years, an employee of the other party.

Expense Agreement

Upon completion of our IPO we entered into an agreement with GECAS which set forth the understanding between us and GECAS regarding the payment of expenses related to our formation, our IPO, the securitization and our credit facility. We and GECAS agreed that (1) we will reimburse GECAS for certain expenditures GECAS made prior to the completion of our IPO (which expenditures were for expenses deducted in the calculation of the purchase price for the aircraft in our Initial Portfolio), (2) all other expenditures GECAS has made in connection with these matters prior to the completion of our IPO would not be reimbursed by us, (3) we pay expenses payable upon completion of our IPO from the proceeds of our IPO, the securitization and the private placement (which expenses, net of expenses reimbursed by the underwriters, were deducted in the calculation of the purchase price for the aircraft in our Initial Portfolio) and (4) GECAS will pay certain expenses incurred after the completion of our IPO and related to our IPO and the securitization, such as expenses related to the delivery of aircraft in our Initial Portfolio and novations of the leases thereof, as well as certain expenses related to our committed credit facility and the completion of the documentation therefor, including $5.9 million of underwriting and commitment fees (subject to a rebate of a portion thereof). We agreed to be responsible for certain other expenses related to our committed credit facility and for all other costs and expenses that arise following completion of our IPO.

Liquidity Facility

Upon completion of the securitization, we and Genesis Funding entered into a credit agreement with PK AirFinance US, Inc., an affiliate of GE, pursuant to which such GE affiliate provided a credit facility to Genesis Funding. On March 19, 2007, PK AirFinance US, Inc. assigned its role as liquidity facility provider to Calyon, which is not a related party.

Private Placement Agreement

Pursuant to a private placement agreement, an affiliate of GE purchased from us, in a private placement concurrent with our IPO, 3,450,000 ADSs at a price per share equal to the IPO price in our IPO. Upon the underwriters’ exercise of their option to purchase additional ADSs to cover over-allotments, the affiliate of GE purchased from us, as part of the private placement, 517,500 additional ADSs such that, following such exercise and purchase, it continued to hold 11% of the issued and outstanding ADSs. In addition to the 180-day lock-up applicable to all of the shares held by such affiliate of GE to which it has agreed to be subject with the representatives of the underwriters, the affiliate has agreed with us not to offer, sell, contract to sell, transfer, pledge, dispose of or hedge directly or indirectly 2,000,000 of our common shares or ADSs or any securities convertible into or exchangeable for such number of our common shares or ADSs for a period of two years from the date of this Annual Report, other than dispositions to an affiliate of GE provided that such affiliate agrees to the same transfer restrictions on any common shares or ADSs that it receives.

Registration Rights Agreement

We have entered into a registration rights agreement with the affiliate of GE purchasing our shares in the private placement described above pursuant to which we have agreed that, upon the request of the affiliate of GE at any time beginning 180 days after the date of this Annual Report, we will file one or more registration statements to register the shares purchased by the affiliate of GE in the private placement under the Securities Act of 1933 for resale at any time and from time to time by such GE affiliate. In the registration rights agreement we have agreed to pay expenses in connection with such registration and resale (excluding underwriters’ discounts and commissions) and have indemnified the GE affiliate for material misstatements or omissions in the registration statement.

Item 8.    Financial Information

A.    Combined and Consolidated Financial Statements and Other Financial Information

Please see Item 18 below for additional information required to be disclosed under this Item.

Legal Proceedings

As a recently formed company, we have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect that claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Dividend Policy

Overview

Our board of directors has adopted a policy to pay a regular quarterly cash dividend to our shareholders in an initial amount of $0.47 per share. We will pay a larger first dividend for the period from the completion of our IPO through March 31, 2007.

Our dividend policy is based on the cash flow profile of our business. We generate significant cash flow from leases with a diversified group of commercial aviation customers. The distributable cash flow on which we focus is derived principally from our minimum contracted lease rentals, reduced by our net cash interest expenses, cash selling, general and administrative expenses and cash taxes.

We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments and for other purposes, as determined by our management and board of directors. Our dividend policy reflects our judgment that by reinvesting cash flow in our business, we will be able to provide value to our shareholders by enhancing our long-term dividend paying capacity. Our objectives are to maintain and to increase distributable cash flow per share through acquisitions of additional aircraft and other aviation assets beyond our Initial Portfolio of 41 aircraft. We cannot assure you that we will be successful in achieving these objectives.

The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.

Possible Changes in Quarterly Dividends

Our goal is to increase our distributable cash flow per share through accretive acquisitions of additional aircraft. If we are successful, our board of directors will consider an increase in our quarterly dividends. Our plan, however, is not to increase dividends unless the board concludes we are retaining adequate funds in our business to assure that we maintain our asset base and our long-term dividend paying ability. Assuming we continue to make regular quarterly dividends of $0.47 per share, we may not retain sufficient amounts to ensure that we are maintaining our asset base. As a result, it is likely that we will not increase our dividends until we have made accretive acquisitions.

There are a number of factors that could affect our ability to pay dividends. For example, if we are not able to refinance the notes issued in the securitization before the principal thereof begins to amortize, our ability to pay dividends will be adversely affected if we have not developed sufficient additional sources of cash flow by then to replace the cash flows that will be applied to such principal payments. Commencing after the end of the fifth year after the issuance of the notes in the securitization, we will be required to apply all available cash flow from our Initial Portfolio to repay the principal amount thereof on a monthly basis, and commencing after the end of the third year after such issuance, we will be required to repay $1,000,000 of the principal of the notes on a monthly basis. Other factors that may cause you not to receive dividends in the expected amounts or at all, include, but are not limited to, the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our inability to make acquisitions of additional aircraft that are accretive to cash flow;

•	application of funds to make and finance acquisitions of aircraft and other aviation assets;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	unexpected or increased fees and expenses payable under our agreements with GECAS and its affiliates and other service providers;

•	poor performance by GECAS and its affiliates and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to modify or revoke its policy to distribute a portion of our cash flow available for distribution;

•	restrictions imposed by our financing arrangements, including under the notes issued in the securitization, our credit facility and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	changes in Irish tax law, the Irish Treaty or our ability to claim the benefits of such treaty;

•	cash reserves established by our board of directors;

•	restrictions under Bermuda law on the amount of dividends that we may pay; and

•	the other factors discussed under ‘‘Risk Factors.’’

Our growth strategy contemplates that we will fund the acquisition of additional aircraft and other aviation assets beyond our Initial Portfolio through a combination of retained cash flow and debt and equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions solely with cash from operations, which would reduce or even eliminate the amount of cash available for dividends.

We are a PFIC, and our dividends will not be eligible for either the dividends-received deduction for corporate U.S. holders or treatment as ‘‘qualified dividend income’’ (which is taxable at the rates generally applicable to long-term capital gains) for U.S. holders taxed as individuals. U.S. holders that make a QEF election will not be subject to U.S. federal income tax on dividends and will instead be taxed currently on their pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, and generally capital gain from the sale, exchange or other disposition of shares held more than one year will be long-term capital gain eligible for a maximum 15% rate of taxation for non-corporate holders. U.S. holders who make a QEF election may be required to include amounts in income for U.S. federal income tax purposes in excess of amounts distributed by us. See Item 10.E ‘‘Taxation Considerations—U.S. Federal Income Tax Considerations.’’

As a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.

B.    Subsequent Changes

Not applicable.

Item 9.    The Offer and Listing

Our ADSs, each representing one common share, are traded on the NYSE under the symbol ‘‘GLS.’’

The following table sets forth the high and low prices for the ADSs representing our common shares, par value of $0.001 per share, on the NYSE since the date of listing.

	High	Low
December 14, 2006 to December 31, 2006	$23.75	$23.00

Item 10.    Additional Information

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Pursuant to the instructions to Form 20-F, the information called for by this Item 10.B is contained in our Registration Statement on Form F-1, as filed with the SEC on November 27, 2006, as subsequently amended, under the heading ‘‘Description of Share Capital,’’ and is hereby incorporated by reference.

C.    Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

a)	Registration Rights Agreement, dated as of December 19, 2006, between GE Capital Equity Investment, Inc. and Genesis Lease Limited. See Item 7.B ‘‘Related Party Transactions —Registration Rights Agreement.’’

b)	Asset Purchase Agreement, dated as of December 19, 2006, between General Electric Capital Corporation and Genesis Funding Limited. See Item 7.B ‘‘Related Party Transactions—Asset Purchase Agreement.’’

c)	Master Servicing Agreement, dated as of December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited. See Item 7.B ‘‘Related Party Transactions—Master Servicing Agreement.’’

d)	Servicing Agreement, dated as of December 19, 2006, among GE Commercial Aviation Services Limited, Financial Guaranty Insurance Company and Genesis Funding Limited. See Item 7.B ‘‘Related Party Transactions—Servicing Agreement.’’

e)	Business Opportunities Agreement, dated as of December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited. See Item 7.B ‘‘Related Party Transactions—Business Opportunities Agreement.’’

f)	Transitional Support Agreement, dated as of December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited. See Item 7.B ‘‘Related Party Transactions—Transitional Support Agreement.’’

g)	Corporate Services Agreements each dated as of December 19, 2006, between AIB International Financial Services Limited and Genesis Lease Limited. See Item 4.B ‘‘Business Overview—Corporate Service Provider.’’

h)	Indenture, dated as of December 19, 2006, among Deutsche Bank Trust Company Americas, PK AirFinance US Inc., Financial Guaranty Insurance Company and Genesis Funding Limited. See Item 5.B ‘‘Liquidity and Capital Resources—Securitization.’’

i)	Security Trust Agreement, dated as of December 19, 2006, between Deutsche Bank Trust Company Americas and Genesis Funding Limited. See Item 5.B ‘‘Liquidity and Capital Resources—Securitization.’’

j)	Liquidity Facility Agreement, dated as of December 19, 2006, among Deutsche Bank Trust Company Americas, PK AirFinance US Inc. and Genesis Funding Limited. See Item 5.B ‘‘Liquidity and Capital Resources—Securitization.’’

k)	Commitment Letter to Genesis Lease Limited from Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC, dated November 27, 2006. See Item 5.B ‘‘Liquidity and Capital Resources—Credit Facility.’’

D.    Exchange Controls

We are not aware of any governmental laws, decrees or regulations in Bermuda that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitation of non-resident or foreign owners to hold or vote our securities imposed by the laws of Bermuda of our memorandum of association or bye-laws.

E.    Taxation

The following discussion is a summary of certain of the tax implications of an investment in our shares. You should consult your tax advisor prior to investing regarding all Irish, U.S. federal, U.S. state, U.S. local, Bermuda and other country income and other tax consequences of an investment in our shares, with specific reference to your own particular tax situation and recent changes in applicable law.

Irish Tax Considerations

The following discussion reflects the material Irish tax consequences applicable to both Irish and Non-Irish Holders (as defined below) of the acquisition, ownership and disposition of our shares. This discussion is based on Irish tax law, statutes, treaties, regulations, rulings and decisions all as of the date of this Annual Report. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, to what impact, if any, such changes will have on the summary contained in this Annual Report. Proposed amendments may not be enacted as proposed, and legislative or judicial changes, as well as changes in administrative practice, may modify or change statements expressed herein.

This summary is of a general nature only. It does not constitute legal or tax advice nor does it discuss all aspects of Irish taxation that may be relevant to any particular holder of our shares. The Irish tax treatment of a holder of our shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of our shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of our shares. You should consult your tax advisor prior to investing regarding all Irish, U.S. federal, U.S. state, U.S. local, Bermuda and other country income and other tax consequences of an investment in our shares, with specific reference to your own particular tax situation and recent changes in applicable law.

For the purposes of this summary of Irish tax considerations:

•	An ‘‘Irish Holder’’ is a holder of our shares that (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant ADR; (2) in the case of individual holders, is resident or ordinarily resident in Ireland under Irish taxation laws; and (3) in the case of a holder that is a company, is resident in Ireland under Irish taxation laws and is not also a resident of any other country under any double taxation agreement entered into by Ireland.

•	A ‘‘Non-Irish Holder’’ is a Holder of our shares that is not an Irish Holder and has never been an Irish Holder.

•	A ‘‘US Holder’’ is a holder of our shares that: (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant ADR; (2) is a resident of the United States for the purposes of the Ireland/United States Double Taxation Convention; (3) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (4) in the case of a corporate holder, is not resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (5) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

•	‘‘Relevant Territory’’ is defined as a country with which Ireland has a double tax treaty, (which includes the United States), or a member state of the European Union other than Ireland.

Irish Dividend Withholding Tax

Dividends that we pay on our shares generally are subject to a 20% dividend withholding tax, or DWT. DWT may not apply where an exemption is permitted by legislation or treaty and where we have received all necessary documentation prior to the payment of the dividend.

Irish Holders.    Individual Irish Holders are subject to DWT on any dividend payments that we make. DWT is currently applied at a rate of 20%. Corporate Irish Holders will generally be entitled to claim an exemption from DWT by delivering a declaration to us in the form prescribed by the Irish Revenue Commissioners.

Non-Irish Holders.    Shareholders who are individuals resident in a Relevant Territory and who are not resident or ordinarily resident in Ireland may receive dividends free from DWT where the shareholder has provided us with the relevant declaration and residency certificate required by Irish legislation. Corporate shareholders that are not resident in Ireland and

•	who are ultimately controlled by persons resident in a Relevant Territory and who are not ultimately controlled by persons not resident in a Relevant Territory; or

•	who are resident in a Relevant Territory and not controlled by Irish residents; or

•	whose principal class of shares or the principal class of shares of its 75% or greater parents are substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or

•	which are wholly owned by two or more companies, each of whose principal class of shares are substantially and regularly traded on a recognized stock exchange in a Relevant Territory may receive dividends free from DWT where they provide us with the relevant declaration, auditor’s certificate and Irish Revenue Commissioner’s certificate required by Irish law.

U.S. Holders.    Qualifying American depositary banks that receive dividends from Irish companies and transmit those dividends to U.S. Holders of ADSs are permitted to transmit those dividends on a gross basis (without any withholding) in the following circumstances:

•	where the depositary bank’s ADS register shows that the direct beneficial owner has a U.S. address on the register; or

•	if there is a further intermediary between the depositary bank and the beneficial shareholder, where the depositary bank received confirmation from the intermediary that the beneficial shareholder’s address in the intermediary’s records is in the United States.

Consequently, we expect that U.S. Holders of ADSs will receive dividends that we pay free of DWT.

U.S. Holders that do not comply with the documentation requirements or otherwise do not receive the dividend gross of Irish withholding taxes may be entitled to claim a refund of the 20% withholding tax from the Irish Revenue Commissioners.

Income Tax

Irish Holders.    Individual Irish Holders are subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Individual Irish Holders may, depending on their circumstances, also be subject to the Irish health levy of 2% or 2.5% and pay related social insurance contributions of up to 3% in respect of dividend income.

Corporate Irish Holders generally will not be subject to Irish tax in respect of dividends received.

Non-Irish Holders.    Under the Irish Taxes Consolidation Act, 1997, non-Irish Holders will not have an Irish income tax liability on dividends from us if the shareholder is neither resident nor ordinarily resident in Ireland and is:

•	an individual resident in a Relevant Territory; or

•	a corporation that is ultimately controlled by persons resident in a Relevant Territory; or

•	a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) are substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or

•	a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in a Relevant Territory; or

•	otherwise entitled to an exemption from DWT.

If a Non-Irish Holder is not so exempted, such shareholder will be liable for Irish income tax (currently 20%) on dividends received from us, but will be entitled to a credit for DWT withheld.

Taxation of Capital Gains

Irish Holders.    Irish Holders that acquire shares will generally be considered, for Irish tax purposes, to have acquired their shares at a base cost equal to the amount paid for shares. On subsequent dispositions, shares acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a ‘‘first in first out’’ basis before shares acquired at a later time. Irish Holders that dispose of their shares will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the base cost of the common shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 20%. Irish Holders that have unutilized capital losses from other sources in the current, or any previous, tax year generally can apply such losses to reduce gains realized on the disposal of our shares.

An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish Holders are required, under Ireland’s self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year. When disposal proceeds are received in a currency other than euro they must be translated into euro amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than the euro must be translated at the date of acquisition to euro amounts. Irish Holders that realize a loss on the disposition of our shares generally will be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in a year. Allowable losses which remain unrelieved in a year generally may be carried forward indefinitely for CGT purposes and applied against capital gains in future years. Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes with the acquiring spouse acquiring the same pro rata base cost and acquisition date as that of the transferring spouse.

Non-Irish Holders.    A non-Irish Holder is not subject to Irish capital gains tax on the disposal of our shares provided that our shares are quoted on a recognized stock exchange at the time of disposition or do not derive their value from land, buildings, minerals or exploration rights in Ireland.

Irish Capital Acquisitions Tax

A gift or inheritance of our shares will be within the charge to capital acquisitions tax (CAT) where the donor or the beneficiary in relation to the gift/inheritance is resident or ordinarily resident in Ireland at the date of the gift/inheritance. Special rules with regard to residence apply where an individual is not domiciled in Ireland. CAT is charged at a rate of 20% on the taxable value of the gift or inheritance above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits, received within the group threshold since December 5, 1991, which are within the charge to capital acquisitions tax and the relationship between the former holder and the beneficiary. Gifts and inheritances between spouses are not subject to capital acquisitions tax. Gifts of up to €3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. The beneficiary is primarily liable to pay CAT. Persons who are secondarily liable include the donor, in the case of a gift, or the personal representatives, in the case of an inheritance.

The Estate Tax Convention between Ireland and the United States generally provides for Irish CAT paid on inheritances in Ireland to be credited, in whole or in part, against tax payable in the United States, in the case where an inheritance of shares is subject to both Irish CAT and US federal estate tax. The Estate Tax Convention does not apply to Irish CAT paid on gifts.

Irish Stamp Duty—Common Shares

No Irish stamp duty is imposed on the issuance of the common shares. Transfers of the common shares would not ordinarily be subject to Irish stamp duty, unless the transfer was related to Irish property. Transfers of ADSs are exempt from Irish stamp duty when the ADSs are dealt in on the New York Stock Exchange, NASDAQ National Market or any recognized stock exchange in the United States or Canada and the transfer does not relate to Irish property.

U.S. Federal Income Tax Considerations

The following is a general discussion of the U.S. federal income taxation of us and of certain U.S. federal income tax consequences of acquiring, holding or disposing of the shares by U.S. Holders (as defined below) and information reporting and backup withholding rules applicable to both U.S. and Non-U.S. Holders (as defined below). It is based upon the U.S. Internal Revenue Code, the U.S. Treasury regulations (‘‘Treasury Regulations’’) promulgated thereunder, published rulings, court decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not purport to address all of the U.S. federal income tax consequences applicable to us or to all categories of investors, some of whom may be subject to special rules including, without limitation, dealers in securities or currencies, financial institutions or ‘‘financial services entities,’’ life insurance companies, holders of shares held as part of a ‘‘straddle,’’ ‘‘hedge,’’ ‘‘constructive sale’’ or ‘‘conversion transaction’’ with other investments, U.S. persons whose ‘‘functional currency’’ is not the U.S. dollar, persons who have elected ‘‘mark-to-market’’ accounting, persons who have not acquired their shares upon their original issuance, or in exchange for consideration other than cash, persons who hold their share through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, or persons for whom a share is not a capital asset, and persons holding, directly indirectly or constructively, 5% or more of our shares or underlying shares. The tax consequences of an investment in our shares will depend not only on the nature of our operations and the then-applicable U.S. federal tax principles, but also on certain factual determinations that cannot be made at this time, and upon a particular investor’s individual circumstances. No advance rulings have been or will be sought from the Internal Revenue Service (the ‘‘IRS’’) regarding any matter discussed herein.

For purposes of this discussion, a ‘‘U.S. Holder’’ is (1) a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust which (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A ‘‘Non-U.S. Holder’’ is a beneficial owner of our shares that is not a U.S. Holder and who, in addition, is not (1) a partnership or other fiscally transparent entity; (2) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions; or (3) subject to rules applicable to certain expatriates or former long-term residents of the United States. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase the shares. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States. For U.S. tax purposes holders of our ADSs are treated as if they hold the underlying common shares represented by the ADSs.

Taxation of U.S. Holders of Shares

U.S. holders of shares are subject to U.S. tax under either the passive foreign investment companies (‘‘PFIC’’) rules or the controlled foreign corporation (‘‘CFC’’) rules.

Tax Consequences of Passive Foreign Investment Company (PFIC) Status.    We will be deemed a PFIC if 75% or more of our gross income, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income. Alternatively, we will be deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income may include, among other things, amounts derived by reason of the temporary investment of funds raised in offerings of our securities and rent paid pursuant to the existing leases of the aircraft in our Initial Portfolio. We are a PFIC for 2006 and for the foreseeable future. Because we are a PFIC our distributions will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. Holders. Thus dividends will be taxed at the normal rate applicable to ordinary income.

Because we are a PFIC, U.S. Holders of our shares are subject to different taxation rules with respect to an investment in our shares depending on whether they elect to treat us as a qualified electing fund, or a QEF, with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (and if we comply with certain reporting requirements, which we intend to do), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate voluntary election to defer payment of taxes, which deferral is subject to an interest charge. If a QEF election is made, U.S. Holders will not be taxed again on our distributions attributable to QEF inclusions. Distributions in excess of QEF inclusions will be applied against and will reduce the U.S. Holder’s basis in our shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of a capital asset.

Because we are a PFIC, if a U.S. Holder does not make a QEF election, then the following special rules will apply:

•	Excess distributions by us to a U.S. Holder would be taxed in a special way. ‘‘Excess distributions’’ are amounts received by a U.S. Holder with respect to our shares in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder’s holding period for shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our shares. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of shares will also be treated as an excess distribution and will be subject to tax as described above.

•	The tax basis in shares that were acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower than fair market value.

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return or, if not required to file an income tax return, by filing such form with the IRS. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. Holder must file a completed IRS Form 8621 every year. We intend to provide U.S. Holders with all necessary information to enable them to make QEF elections as described above. If any subsidiary is not subject to an election to be treated as a disregarded entity or partnership for U.S. tax purposes then a QEF election would have to be made for each such subsidiary. We intend to make an election to treat each of our subsidiaries as a disregarded entity for U.S. tax purposes.

U.S. Holders may, instead of making a QEF election, elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference, as of the close of the taxable year, between the fair market value of the shares and the U.S. Holder’s adjusted tax basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. A mark-to-market election is only available if our shares meet trading volume requirements on a qualifying exchange and will only be effective if we make an election to treat each of our subsidiaries that would be PFICs as disregarded entities or partnerships for U.S. tax purposes. We intend to make such elections for all of our subsidiaries.

U.S. Holders who hold shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election.

You should consult your tax advisor about the PFIC rules, including the advisability of making a QEF election or mark-to-market election.

Tax Consequences of CFC Status.    It is possible that we will be a controlled foreign corporation, a ‘‘CFC’’ for U.S. federal income tax purposes. We will be a CFC for any year in which U.S. Holders that each owns (directly, indirectly or by attribution) at least 10% of our voting shares (each a ‘‘10% U.S. Holder’’), together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of our shares. The classification as a CFC has many complex results, one of which is that if you are a 10% U.S. Holder on the last day of our taxable year, you will be required to recognize as ordinary income your pro rata share of our income (including both ordinary earnings and capital gains) for the taxable year, whether or not you receive any distributions on your shares during that taxable year. In addition, special foreign tax credit rules would apply. Your adjusted tax basis in your shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would result in a corresponding reduction in your adjusted tax basis in your shares and would not be taxed again when you receive such distribution. Subject to a special limitation in the case of individual 10% U.S. Holders that have held their shares for more than one year, if you are a 10% U.S. Holder, any gain from disposition of your shares will be treated as dividend income to the extent of accumulated earnings attributable to such shares during the time you held such shares.

For any year in which we are both a PFIC and a CFC, if you are a 10% U.S. Holder, you would be subject to the CFC rules and not the PFIC rules with respect to your investment in shares.

You should consult your tax advisor about the application of the CFC rules to your particular situation.

Taxation of the Disposition of Shares.    A U.S. Holder that has made a QEF election for the first year of its holding period will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the shares, which is usually the cost of such shares (as adjusted to take into account any QEF or subpart F inclusion and any distribution) and the amount realized on a sale or other taxable disposition of the shares. If, as anticipated, the shares are publicly traded, a disposition of shares will be considered to occur on the ‘‘trade date,’’ regardless of the holder’s method of accounting. If a QEF election has been made, capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders. The deductibility of a capital loss recognized on the sale, exchange or other disposition of shares is subject to limitations. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of shares generally will be treated as United States source income or loss for United States foreign tax credit purposes.

Information Reporting and Backup Withholding for U.S. Holders

Dividend payments made within the United States with respect to the shares, and proceeds from the sale, exchange or redemption of shares, may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s tax liability, and a U.S. Holder may obtain a refund of any excess amount withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.

Information Reporting and Backup Withholding for Non-U.S. Holders

Information reporting to the United States and backup withholding to the IRS generally would not be required for dividends paid on our shares or proceeds received upon the sale, exchange or redemption of our shares to Non-U.S. Holders who hold or sell our shares through the non-U.S. office of a non-U.S. related broker or financial institution. Information reporting and backup withholding may apply if shares are held by a Non-U.S. Holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to establish an exemption from information reporting and backup withholding by certifying such holder’s status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

The IRS may make information reported to you and the IRS available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, if any, provided the required information is timely furnished by you to the IRS. You should consult your own tax advisors regarding the filing of a U.S. tax return for claiming a refund of any such backup withholding. Non-U.S. Holders should consult their tax advisors regarding the application of these rules.

Taxation of Genesis Lease Limited and Our Subsidiaries

For U.S. federal income tax purposes, we are treated as a non-U.S. corporation and each other member of our group is treated as either a disregarded entity, a grantor trust or a partnership, in each case, a pass-through entity for U.S. tax purposes. Accordingly, it is anticipated that any U.S. federal income tax payable by reason of the activities of the members of our group will be payable by us. Unless otherwise exempted by an applicable income tax treaty, a non-U.S. corporation that is directly or through agents engaged in a trade or business in the U.S. is generally subject to U.S. federal income taxation, at the graduated tax rates applicable to U.S. corporations, on the portion of such non-U.S. corporation’s income that is ‘‘effectively connected’’ with such trade or business. In addition, such a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its ‘‘effectively connected earnings and profits’’ constituting ‘‘dividend equivalent amounts’’ at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty. In addition non-U.S. corporations that earn certain U.S. source income not connected with a U.S. trade or business can be subject to a 30% withholding tax on such gross income unless they are entitled to a reduction or elimination of such tax by an applicable treaty. Furthermore, even if a non-U.S. corporation is not engaged in business in the United States, certain U.S. source ‘‘gross transportation income’’ (which includes rental income from aircraft that fly to and from the United States) is subject to a 4% gross transportation tax in the United States unless a statutory or treaty exemption applies.

We expect that we and our Irish tax resident subsidiaries will be entitled to claim the benefits of the Irish Treaty. Accordingly, even if we earn income that otherwise would be treated as subject to tax in the United States, such income is expected to be exempt from U.S. tax under the Irish Treaty to the extent that it is (1) rental income attributable to aircraft used in international traffic; (2) gain from the sale of aircraft used in international traffic; or (3) U.S. source business profits (which includes rental income from, and gains attributable to, aircraft operated in U.S. domestic service) not connected with a U.S. permanent establishment. For this purpose, ‘‘international traffic’’ means transportation except where flights are solely between places within the United States. We also expect that we will not be treated as having a U.S. permanent establishment. Thus we do not believe that we will be subject to taxation in the United States on any of our aircraft rental income or gains from the sale of aircraft.

No assurances can be given, however, that we will continue to qualify each year for the benefits of the Irish Treaty or that we will not in the future be treated as maintaining a permanent establishment in the U.S. In order for us and our subsidiaries to be eligible for the benefits of the Irish Treaty for a particular fiscal year, we must each satisfy the requirements of Article 23 (Limitation on Benefits) of the Irish Treaty for that fiscal year. We will be eligible for the benefits of the Irish Treaty if the principal class of our shares are substantially and regularly traded on one or more recognized stock exchanges. Our shares will be substantially and regularly traded on one or more recognized stock exchanges in a fiscal year if: (1) trades in such shares are effected on such stock exchanges in more than de minimis quantities during every quarter; and (2) the aggregate number of shares traded on such stock exchanges during the previous fiscal year is at least 6% of the average number of shares outstanding during that taxable year. In particular, if our shares cease to be treated as regularly traded, then we may no longer be eligible for the benefits of the Irish Treaty. Our subsidiaries that are Irish tax-resident will be eligible for benefits under the Irish Treaty if we hold, directly or indirectly, 50% or more of the vote and value of the subsidiary and we meet the regularly traded test described above.

If we or any subsidiary were not entitled to the benefits of the Irish Treaty, any income that we or that subsidiary earns that is treated as effectively connected with a trade or business in the United States, either directly or through agents, would be subject to tax in the United States at a rate of 35%. In addition, we or that subsidiary would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%, considered distributed from the U.S. business.

In addition, if we did not qualify for Irish Treaty benefits, certain U.S. source rental income not connected with a U.S. trade or business could be subject to withholding tax of 30% and certain U.S. source gross transportation income could be subject to a 4% gross transportation tax. However even if we were not entitled to the benefits of the Irish Treaty, we would be exempt from the 4% gross transportation tax if we qualify for an exemption under section 883 of the Code. Section 883 provides an exemption from U.S. federal income taxation for income derived from aircraft used in international traffic by certain foreign corporations. To qualify for this exemption in respect of rental income derived from international traffic, the lessor of the aircraft must be organized in a country that grants a comparable exemption to U.S. lessors (Ireland and Bermuda each does), and the direct and indirect shareholders of the lessor must satisfy certain residency requirements. We and our majority-owned subsidiaries can satisfy these residency requirements in any year our shares are primarily and regularly traded on a recognized exchange for more than half the days of such year. Our shares will be considered to be primarily and regularly traded on a recognized exchange in any year if: (1) the number of trades in our shares effected on such recognized stock exchanges exceed the number of our shares (or direct interests in our shares) that are traded during the year on all securities markets; (2) trades in our shares are effected on such stock exchanges in more than de minimis quantities on at least 60 days during every calendar quarter in the year; and (3) the aggregate number of our shares traded on such stock exchanges during the previous year is at least 10% of the average number of our shares outstanding in that class during that year. In particular, if our shares cease to be treated as regularly traded, then we may no longer be eligible for the section 883 exemption.

Bermuda Tax Considerations

We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at Roselawn House, University Business Complex, National Technology Park, Limerick, Ireland. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system may also be obtained from the SEC’s website at www.sec.gov or from the SEC public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee.

I.    Subsidiary Information

Not Applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the notes issued in the securitization and borrowings under our liquidity facility and our credit facility. Thirty-eight out of 41 of our lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining three leases adjusting bi-annually based on six-month LIBOR Our indebtedness require payments based on a variable interest rate index such as LIBOR. However, we have entered into an interest rate swap for a five year period to fix the cost associated with the notes issued in the securitization. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our three variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

A hypothetical 100-basis point increase in our variable interest rates would increase the minimum contracted rentals on our Initial Portfolio in 2007 by $1.0 million and would have no impact on our net interest expense on the notes issued in the securitization because we have entered into a five-year interest swap agreement to fix the cost associated with the debt. This assumes no drawdowns on our liquidity facility or our credit facility.

Foreign Currency Exchange Risk

We currently receive all of our revenue in U.S. dollars, and we pay substantially all of our expenses in U.S. dollars. However, we incur some of our expenses in other currencies, primarily the euro, and we may enter into leases under which we receive revenue in other currencies, primarily the euro. During the past several years, the U.S. dollar has depreciated against the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. We have not engaged in any foreign currency hedging transactions. However, we may consider engaging in these transactions in the future. Because we currently receive all of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In connection with our IPO and our acquisition of our Initial Portfolio, we assumed independent responsibility for our disclosure controls and internal controls over financial reporting. Prior to the IPO, GECAS and other affiliates of GE provided our predecessor with disclosure controls and internal controls over financial reporting. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies. Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, we are in the process of conducting further evaluation of our internal controls over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. In this regard, we have engaged an advisor to assist us in evaluating, designing, implementing and testing internal controls over financial reporting intended to comply with the requirements of Section 404. As we are still in the evaluation process, we may identify material weaknesses or significant deficiencies in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

Our Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 16A.    Audit Committee Financial Expert

The Board has determined that Andrew L. Wallace, the Chairman of our Audit Committee of the Board of Directors, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.    Code of Ethics

We have adopted our Corporate Governance Guidelines and Principles, a Code of Business Conduct and Ethics and a Supplemental Code of Ethics for the CEO and Senior Officers. These documents are available under ‘‘Corporate Governance’’ in the Investor Relations section of our website (www.genesislease.com).

Item 16C.    Principal Accountant Fees and Services

Our principal accountants for the year ended December 31, 2006 were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the year ended December 31, 2006 and fees billed for other services rendered by KPMG.

	December 31 2006
	(USD in thousands)%
Audit fees(1)	$681	31.9%
Tax fees(2)	1,302	61.0%
Audit-related fees(3)	150	7.1%
Total	$2,133	100%

(1)	Audit fees include (1) annual audit fees for Genesis Lease Limited and its subsidiaries and (2) fees related to due diligence associated with the initial public offering and securitization completed on December 19, 2006.

(2)	Tax fees include (1) annual tax fees for Genesis Lease Limited and its subsidiaries. and (2) fees related to due diligence associated with the initial public offering and securitization completed on December 19, 2006.

(3)	Audit related fees relate to lease due diligence associated with the initial public offering and securitization completed on December 19, 2006.

The Audit Committee pre-approves all audit and non-audit services provided to Genesis Lease Limited by its auditors.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

Financial statements of Genesis Lease Limited
Report of Independent Registered Public Accounting Firm	F-2
Combined and Consolidated Balance Sheets at December 31, 2005 and 2006	F-3
Combined and Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006	F-4
Combined and Consolidated Statements of Shareholders’ Equity and Accumulated Other Comprehensive Income for the years ended December 31, 2004, 2005 and 2006	F-5
Combined and Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-6
Notes to the Combined and Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Directors

Genesis Lease Limited:

We have audited the accompanying combined and consolidated balance sheets of Genesis Lease Limited and subsidiaries (‘‘the Company’’) as of December 31, 2005 and 2006 and the related combined and consolidated statements of income, shareholders’ equity and accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006. These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Chartered Accountants
Dublin, Ireland

April 2, 2007

GENESIS LEASE LIMITED
COMBINED AND CONSOLIDATED BALANCE SHEETS

	Years Ended December 31
	2005	2006
	(USD in thousands)
ASSETS
Cash and cash equivalents (Note 4)	$—	$26,855
Restricted cash (Note 4)	—	15,471
Accounts receivable (Note 5)	2,907	1,366
Other assets (Note 6)	3,226	22,315
Flight equipment under operating leases, net (Note 7)	1,076,864	1,219,738
Deferred income taxes (Note 9)	—	30,313
Total Assets	$1,082,997	$1,316,058
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable (Note 12)	$2,405	$2,787
Other liabilities (Note 11)	20,629	26,596
Deferred income taxes (Note 9)	77,972	—
Long-term debt (Note 13)	—	810,000
Total Liabilities	101,006	839,383
Commitments and contingencies (Note 21)	—	—
GE Net Investment and shareholders’ equity:
Par value $0.001 U.S. dollars per share; 500,000,000 shares authorized, 31,342,176 shares issued and outstanding at December 31, 2006 (Note 18)	—	31
Additional paid-in capital	—	474,202
Accumulated other comprehensive income (Note 19)	—	3,375
Accumulated deficit	—	(933)
GE net investment (Note 10)	981,991	—
Total GE Net Investment and shareholders’ equity	981,991	476,675
Total liabilities and shareholders’ equity	$1,082,997	$1,316,058

The accompanying notes are an integral part of these combined and consolidated financial statements.

GENESIS LEASE LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31
	2004	2005	2006
	(USD in thousands, except share and per share data)
Revenues
Rental of flight equipment	$99,414	$117,861	$153,187
Expenses:
Depreciation	35,005	42,462	51,398
Interest (Note 17)	28,680	34,995	46,026
Maintenance expense	1,019	1,989	2,327
Selling, general and administrative (Note 16)	2,400	3,144	7,312
Total operating expenses	67,104	82,590	107,063
Income Before Taxes	32,310	35,271	46,124
Provision for income taxes (Note 9)	14,892	13,900	17,367
Net Income	$17,418	$21,371	$28,757

The Company calculated its earnings per share in accordance with SFAS No. 128, Earnings per share. Basic net earnings per share is computed based on the weighted average number of shares outstanding during the year. Diluted net earnings per share reflects the dilution potential that could occur if securities or other contracts to issue shares were exercised resulting in the issuance of stock that then shared in the net income of the Company.

The Company has presented pro forma basic and diluted net earnings per share amounts for the year ended December 31, 2006 as if the IPO and the exercise of the over-allotment option had occurred on January 1, 2006. The share used in the Company’s pro-forma earnings per share are as follows:

The following table presents the earnings per share calculated on both an actual full year and a pro forma basis:

Net earnings per share:
Basic	$2,576.11
Diluted	$2,572.07
Pro forma net earnings per share:
Basic	$0.80
Diluted	$0.80

The accompanying notes are an integral part of these combined and consolidated financial statements.

GENESIS LEASE LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND
ACCUMULATED OTHER COMPREHENSIVE INCOME

	Issued Common Shares		Additional Paid-in Capital	GE Net Investment	Accumulated Deficit	Accumulated Other Comprehensive Income	Comprehensive Earnings
	Shares	Amount						Total
	(USD in thousands, except share data)
Balance at January 1, 2004	—	$—	$—	$731,752	$—	$—	$—	$731,752
Contributions for purchase of flight equipment and pre-delivery payments	—	—	—	178,756	—	—	—	178,756
Contributions for cost allocations	—	—	—	19,071	—	—	—	19,071
Distributions	—	—	—	(102,194)	—	—	—	(102,194)
Net income	—	—	—	17,418	—	—	17,418	17,418
Comprehensive income							17,418
Balance at December 31, 2004	—	—	—	844,803	—	—		844,803
Contributions for purchase of flight equipment and pre-delivery payments	—	—	—	186,713	—	—	—	186,713
Contributions for cost allocations	—	—	—	54,192	—	—	—	54,192
Distributions	—	—	—	(125,088)	—	—	—	(125,088)
Net income	—	—	—	21,371	—	—	21,371	21,371
Comprehensive income							21,371
Balance at December 31, 2005	—	—	—	981,991	—	—		981,991
Contributions for purchase of flight equipment and pre-delivery payments	—	—	—	194,272	—	—		194,272
Contributions for cost allocations	—	—	—	50,079	—	—		50,079
Net Earnings/(Loss)	—	—	—	29,690	(933)	—	28,757	28,757
Distributions				(150,484)				(150,484)
Repayment of GE Net Investment on December 19, 2006	—	—	—	(1,105,548)	—	—	(29,690)	(1,105,548)
Special distribution to GE on December 19, 2006	—	—	(335,990)	—	—	—	—	(335,990)
Income tax effect of the transaction with GE on December 19, 2006	—	—	124,556	—	—	—	—	124,556
Proceeds of initial public offering, net	31,342,176	31	684,937	—	—	—	—	684,968
Employee stock awards	—	—	699	—	—	—	—	699
Other comprehensive income	—	—	—	—	—	3,375	3,375	3,375
Comprehensive income							$2,442
Balance at December 31, 2006	31,342,176	$31	$474,202	—	$(933)	$3,375		$476,675

The accompanying notes are an integral part of these combined and consolidated financial statements.

GENESIS LEASE LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2004	2005	2006
	(USD in thousands)
Cash provided by operations:
Net income	$17,418	$21,371	$28,757
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,581	43,227	52,062
Deferred income taxes	26,902	(2,154)	15,789
Non-cash operating expenses	2,400	2,806	699
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(1,279)	1,255	1,541
Increase in restricted cash	—	—	(15,471)
Increase in other current assets	—	—	(140)
Increase in other non current assets	(1,919)	(3,849)	(68)
Increase in accounts payable	732	502	382
Increase in other liabilities	5,690	10,544	5,967
Net cash provided by operating activities	85,525	73,702	89,518
Cash flows from investing activities:
Purchases of flight equipment for operating leases	(113,950)	(164,424)	(194,272)
Pre-delivery payments	(64,806)	(22,289)	—
Net cash used in investing activities	(178,756)	(186,713)	(194,272)
Cash flows from financing activities:
Proceeds from GE for flight equipment	113,950	164,424	194,272
Proceeds from GE for pre-delivery payments	64,806	22,289	—
Change in GE Net Investment	(85,525)	(73,702)	(100,405)
Repayment of GE Net Investment on December 19, 2006	—	—	(1,105,548)
Special distribution to GE on December 19, 2006	—	—	(335,990)
Proceeds from initial public offering	—	—	720,419
Payments for costs arising on issuance of common shares	—	—	(35,451)
Proceeds from debt issuance	—	—	810,000
Payments for deferred financing costs and discounts	—	—	(15,688)
Net cash provided by financing activities	93,231	113,011	131,609
Net change in cash and cash equivalents	—	—	26,855
Cash and cash equivalents at beginning of period	—	—	—
Cash and cash equivalents at end of period	$—	$—	$26,855
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amount capitalized	$28,680	$34,995	$44,490
Income taxes paid to/(received from) GE	$(12,010)	$16,053	$1,578

The accompanying notes are an integral part of these combined and consolidated financial statements.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

1.    Description of business

Genesis Lease Limited (the ‘‘Company’’, and together with its consolidated subsidiaries, Genesis Funding Limited, Genesis Acquisition Limited, Genesis China Leasing 1 Limited, Genesis China Leasing 2 Limited and Genesis Ireland Aircraft Trading 1 Limited, ‘‘Genesis’’), was incorporated in Bermuda on July 17, 2006 for the purpose of acquiring 41 commercial jet aircraft (the ‘‘Initial Portfolio’’) and related operations from affiliates of General Electric Company (‘‘GE’’) and conducting an initial public offering (‘‘IPO’’) of the Company’s common shares. Genesis is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.

On December 19, 2006, (1) the Company completed its IPO and issued 27,860,000 shares at a public offering price of $23.00 per share (2) the Company issued 3,450,000 shares to an affiliate of GE, in a private placement, for a price of $23.00 per share, (3) the Company, through its subsidiary, Genesis Funding Limited (‘‘Genesis Funding’’) issued $810.0 million of aircraft lease-backed Class G-1 notes (the ‘‘Notes’’) as part of a securitization transaction (the ‘‘Securitization’’) and (4) Genesis used the net proceeds of the IPO, the private placement and the securitization to finance the transfer of a portfolio of 41 aircraft from affiliates of GE.

The purchase price for the Initial Portfolio was $1,459.4 million, which was the sum of the net proceeds of the IPO, the private placement and the securitization, less the portion of such proceeds that was used to fund Genesis’s formation and offering-related expenses, up-front costs and expenses related to the securitization, and a cash balance of $20.0 million that Genesis retained for general corporate purposes.

On January 16, 2007, the Company sold 4,179,000 additional shares at a public offering price of $23.00 per share after the underwriters of the IPO exercised their over-allotment option in full, as well as 517,500 additional shares at a price of $23.00 per share in a private placement to GE.

The number of aircraft transferred to Genesis as at December 31, 2006 and the number of aircraft included in the Predecessor’s (as defined in Note 2 below) financial statements as at December 31, 2003, 2004, 2005 and 2006 is as follows:

December 31,	Number of Aircraft
2003	25
2004	31
2005	37
2006	41

2.    Basis of Presentation

These combined and consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

The combined financial statements reflect the combination of the aircraft included in Genesis’s Initial Portfolio and the related leases as owned and operated by affiliates of GE (‘‘the Predecessor’’) to December 18, 2006. The combined financial statements have been prepared on a ‘‘carve out’’ basis derived from GE’s consolidated financial statements. Because a direct ownership relationship did not exist among the various GE aircraft owning entities prior to the IPO, GE’s interest in the Predecessor, including intercompany debt, was shown as GE Net Investment in the Balance Sheet and the Statement of Shareholders’ Equity in the combined financial statements. The combined financial statements do not reflect the financial condition, results of operations or cash flows that Genesis would have achieved during the periods presented.

The consolidated financial statements include all majority owned subsidiaries assets and liabilities of Genesis and amounts subsequent to the IPO. On December 19, 2006, Genesis completed the IPO,

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

the private placement of shares to GE and the securitization and recognized the par value and the additional paid-in value in connection with the issuance and sale of the shares.

The acquisition of the Initial Portfolio is accounted for as a transaction between entities under common control. The transfer of the aircraft from affiliates of GE to Genesis in substance constitutes an issuance of subsidiary stock, and as such, the transfer is accounted for at historical cost similar to a transaction between entities under common control. Results for each aircraft in the Initial Portfolio have been included in the combined financial statements from the dates that such aircraft came under GE’s ownership and control. ‘‘Push down’’ accounting is not required because no single investor or collaborative group of investors held more than 95% of the Company’s outstanding shares upon completion of the IPO. The excess of the amount paid to GE to transfer the portfolio of 41 aircraft over the net book value has been treated as a reduction in equity (i.e. a special distribution).

The combined and consolidated financial statements have been prepared to reflect the combination of the aircraft and their financial position, results of operations and cash flows pursuant to the terms of the Asset Purchase Agreement (the ‘‘APA’’), entered into between Genesis Funding and certain other affiliates of GE that owned the aircraft (or the equity interests therein) at the date of closing on December 19, 2006 (the ‘‘Closing Date’’).

Under the terms of the APA, Genesis acquired the title or beneficial interest in the Initial Portfolio of 41 aircraft. Genesis paid $1,459.4 million as consideration for the 41 aircraft (or the beneficial interest in those aircraft) on the Closing date. Ten of the aircraft in the Initial Portfolio were delivered by December 31, 2006. At December 19, 2006, as Genesis has acquired substantial economic and beneficial interest in the aircraft subject to delivery by GE, all 41 aircraft are included on the Company’s consolidated balance sheet at December 31, 2006 and have been depreciated from the date of closing at December 19, 2006.

GE and its affiliates are obligated to deliver the remaining aircraft to Genesis on various dates to be agreed (the ‘‘Delivery Date’’) but not later than July 17, 2007, i.e. 210 days after the Closing Date. If GE is unable to deliver any aircraft before the end of this period for any reason other than the destruction of, or substantial damage to, the aircraft, then GE must use reasonable efforts to designate a substitute aircraft for the undelivered aircraft before July 17, 2007, the end of such 210-day period. If an aircraft is destroyed or substantially damaged, GE may identify a substitute aircraft, subject to certain conditions in the APA. A substitute aircraft, individually or in the aggregate with other substitute aircraft, must be reasonably acceptable to us and must meet certain conditions. In determining whether to grant our consent we will consider various factors including appraised value, lease terms, type, location and remaining useful life of the aircraft. If a substitute aircraft is not delivered by July 17, 2007, GE will refund a portion of the consideration of the Initial Portfolio.

In the period from the Closing Date to each Delivery Date, Genesis has the right to receive the rental income (base rent and additional rent) from all of the 41 aircraft in the Initial Portfolio, and GE has the right to receive full credit for the investment earnings on the proceeds of the sale of the Initial Portfolio to Genesis. Genesis is also liable for the maintenance and other payments due under the operating lease, as lessor and beneficial owner, of each aircraft in the Initial Portfolio. The effect of the APA is that as at the Delivery Date of each aircraft, both Genesis and GE will be in the same position as they would have been had such aircraft been delivered on the Closing Date.

The purchase of each aircraft (or the beneficial interest therein) was deemed to occur at the Closing Date rather than at the Delivery Date, reflecting the substantial economic interest in the aircraft acquired by Genesis on the Closing Date and the commercial substance of the APA. The combined and consolidated financial statements reflect Genesis’s continuing interest in the aircraft following the IPO and the aircraft continue to be depreciated following the Closing Date.

Historically, certain services have been provided or procured by GE with respect to the aircraft in the Initial Portfolio. These services include the following:

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

•	marketing, technical and operating management services relating to the aircraft;

•	risk management approvals and services relating to the aircraft;

•	insurance for general corporate, property, casualty and hull coverage;

•	information technology services;human resources, including employee benefit processing and payroll administration;

•	financial advisory services such as tax consulting, capital markets services and financial and accounting support services;

•	legal services;

•	occupancy costs such as rent and utilities; and

•	other corporate services.

The combined financial statements for all periods prior to the completion of the IPO include allocations of costs for these services based on the cost to GE of providing or procuring such services. The method used to allocate these costs to the aircraft was a multi-step process, whereby the costs were first allocated to GECAS (as one of GE’s divisions) based on the relative book values of net assets, and then further allocated to the Predecessor based on the total number of aircraft owned by the Predecessor at a particular time.. Costs included in the financial statements for such services provided to the Predecessor are included in ‘‘Selling, general and administrative expenses.’’

In addition, although GE did not allocate any indebtedness to the Predecessor’s aircraft or to the Predecessor, GE did allocate interest cost to each of its divisions, including GECAS. GE made the interest allocations based upon its net investment in a particular business, the debt-to-equity ratio for that business and the business’s borrowing costs. The combined financial statements include an allocation of interest expense using the same methodology as described above. Costs included in the financial statements for such interest charges are included in interest expense.

3.    Significant Accounting Policies

These combined and consolidated financial statements have been prepared in accordance with U.S. GAAP which requires the application of accounting policies based on assumptions, estimates, judgments and opinions. The Predecessor applied, and Genesis has applied and will continue to apply, these policies based on the best information available at the time and on assumptions believed to be reasonable under the circumstances.

The following is a discussion of the significant accounting policies and the methods of their application.

(a)    Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany profits, transactions and account balances have been eliminated. The results of subsidiary undertakings acquired in the period are included in the consolidated statement of operations from the date of acquisition.

(b)    Use of estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. For Genesis, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, accounts receivable, deferred tax assets and accruals and reserves. Management utilize professional appraisers and valuation specialists, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(c)    Revenue—Rental of Flight Equipment

Genesis leases flight equipment (also referred to as ‘‘aircraft’’) under operating leases and records rental income on a straight-line basis over the term of the lease. Rentals received but unearned under the lease agreements are recorded in ‘‘Rentals received in advance’’ on the Balance Sheet until earned. In certain cases, leases provide for additional rentals based on usage, which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and is non-refundable. Other leases provide for a lease-end adjustment payment by Genesis or the lessee at the end of the lease based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental of flight equipment. Lease-end adjustment payments made are capitalized in ‘‘Flight equipment under operating leases, net’’ when they relate to planned major maintenance activities or expensed when they relate to light maintenance activities.

Past-due rentals are recognized on the basis of management’s assessment of collectibility. No revenues are recognized, and no receivable is recorded, from a lessee when collectibility is not reasonably assured. Estimating whether collectibility is reasonably assured requires some level of subjectivity and judgment. When collectibility of rental payments is not certain, revenue is recognized when cash payments are received. Collectibility is evaluated based on factors such as the lessee’s credit rating, payment performance, financial condition and requests for modifications of lease terms and conditions as well as security received from the lessee in the form of guarantees and/or letters of credit.

(d)    Accounts Receivable

Accounts receivable represent unpaid, current lease obligations of lessees under existing lease contracts. Genesis provides an allowance for doubtful accounts when necessary based upon a review of outstanding receivables and security held by Genesis, historical collection information, credit rating of the customer, probability of default, and existing economic conditions. There were no allowances for doubtful accounts at December 31, 2005 and 2006.

(e)    Flight Equipment under Operating Leases, net

Flight equipment under operating leases is recorded at cost less accumulated depreciation and amortization. Costs related to lessee specific modifications are capitalized as part of ‘‘Flight equipment under operating leases, net’’ and amortized over either the term of the lease or the depreciable life of the aircraft depending upon the nature of the improvement. Pre-delivery payments made in advance of purchase of flight equipment are included in ‘‘Other assets’’ and are reclassified to ‘‘Flight equipment under operating leases, net’’ when the asset is delivered. Interest related to pre-delivery deposits on aircraft purchase contracts is capitalized as part of the aircraft cost.

For planned major maintenance activities, Genesis capitalizes the actual maintenance costs by applying the deferral method in accordance with the Financial Accounting Standards Board (‘‘FASB’’) Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. Genesis capitalizes the actual cost of major overhauls, which are depreciated over the period until the next overhaul is required.

Depreciation is computed on a straight-line basis to the aircraft’s estimated residual value over a period of up to 20 years from the date of acquisition of the aircraft. Residual values are determined based on estimated market values at the end of the depreciation period received from independent appraisers.

Estimated residual values are determined based on independent appraisals of the aircraft’s estimated market value at the end of the depreciation period. Exceptions may be made to this policy on a case-by-case basis when, in management’s judgment, based on various factors, the residual value calculated pursuant to this policy does not appear to reflect current expectations of the residual value

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

of a particular aircraft. Such factors include, but are not limited to, the extent of cash flows generated from future lease arrangements as a result of changes in global and regional economic and political conditions resulting in lower demand for our aircraft, the effect of government regulations including noise or emission standards, which may make certain aircraft less desirable in the marketplace, incidents of lease restructuring, which result in lower lease rates for troubled lessees, and other factors, many of which are outside of management’s control.

Flight equipment under operating leases is tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Fair value is determined based on current market values received from independent appraisers. No impairment losses were recognized for the years ended December 31, 2004, 2005, or 2006.

Flight equipment under operating lease includes aircraft in which Genesis holds legal title and beneficial interest and one aircraft on lease to an airline in Japan in which Genesis, in accordance with local laws, holds beneficial interest but not legal title.

Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to facilitate the lease to the airline and to meet Japanese registration requirements, the Predecessor, with the cooperation of the airline and in accordance with the terms of a sales agreement, sold title to this aircraft to a Japanese entity that is owned and managed by a Japanese corporation. However, beneficial ownership of the aircraft is effectively held by an entity in which the beneficial interest is held by Genesis. Concurrently with such sale, the Predecessor and the Japanese entity entered into a conditional sale agreement whereby the Predecessor repurchased the aircraft from the entity. The Predecessor has paid the entire repurchase price under the conditional sale agreement except one remaining installment in the amount of one dollar. Under the conditional sales agreement, the Predecessor effectively holds the beneficial ownership interest of the aircraft, including all of the risks and rewards of ownership.

Because the Predecessor has not relinquished control over the aircraft upon transfer of the aircraft’s title to the Japanese entity, as evidenced by the one dollar purchase option in the conditional sale agreement which is exercisable at any time, and has retained all of the risks and rewards of ownership of the aircraft, the Predecessor has not recognized this transaction as a sale for accounting purposes and continues to recognize the aircraft as ‘‘Flight equipment under operating lease’’ in the financial statements.

(f)    Initial Direct Costs

Amounts paid by Genesis to lessees, or other third parties, specifically identifiable, in connection with lease transactions are capitalized and amortized against revenue on the Statement of Income over the initial non-cancelable term of the related lease. The initial direct costs are capitalized and included in the caption ‘‘Other Assets’’ in the Balance Sheets (see Note 7).

(g)    Maintenance Expense

Genesis records a charge for light maintenance expense when incurred in ‘‘Maintenance expense’’ on the Statement of Income. These light maintenance costs relate primarily to those incurred in the re-leasing of aircraft and during the transition between leases. For planned major maintenance activities, Genesis capitalizes and depreciates the actual costs by applying the deferral method. These amounts capitalized are included in ‘‘Flight Equipment under operating leases, net’’ and are depreciated over the period until the next overhaul is required.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(h)    Security Deposits on Flight Equipment

Security deposits on flight equipment are made by the lessee on the execution of the lease and are non-refundable during the term of the lease. The amounts are held as a security for the timely and faithful performance by the lessee of its obligations during the lease. The deposit may be applied against amounts owing from the lessee for rent or returned to the lessee on the termination of the lease.

(i)    Contingencies & Commitments

Claims, suits and complaints arise in the ordinary course of the Genesis’s business. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Under the Company’s lease agreements the lessee is generally responsible for normal maintenance and repairs, airframe and engine overhauls, consents and approvals, and compliance with return conditions of aircraft on lease. In certain cases, Genesis may be obligated to make contributions to the lessee for expenses related to planned maintenance including the amount of additional rent paid by the lessee under the lease based on current estimates of usage and future maintenance costs of the aircraft.

Obligations for contingencies are recognized where such items are probable and amounts are reasonably estimatable.

(j)    Foreign currencies and translation of subsidiaries

Genesis’s functional currency is the United States dollars. Transactions in currencies other than United States dollars are recorded at the rate in effect at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income.

(k)    Disclosure about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

Cash, cash equivalents, other receivables, prepayments and other current assets, accounts receivable, accounts payable, payments received on account, accrued liabilities, have carrying amounts that approximate fair value due to the short term maturities of these instruments. The carrying value of the Genesis’s other liabilities, recalculated at current interest rates, approximates their carrying value. The estimated fair value of debt instruments approximates their carrying amounts, as these debt instruments have variable interest rates.

(l)    Cash and cash equivalents and restricted cash

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and is stated at cost, which approximates market value.

Restricted cash represents security deposits and additional rentals received from lessees pursuant to the terms of various lease agreements and amounts to fund certain expenses within the securitization transaction. Under the indenture, which governs the securitization, Genesis is required to hold these amounts in separate accounts.

(m)    Income taxes

Genesis applies SFAS No. 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for income taxes. SFAS 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax asset and liabilities are recognized for the future tax

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income from all sources, including the reversal of temporary differences and forecasted operating earnings. No valuation allowance has been provided as it is more likely than not that the deferred tax assets will be realized. Income taxes have been provided for all items included in the Statements of Income regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

(n)    Net earnings per share

Earnings per share is presented in accordance with SFAS 128, Earnings Per Share (‘‘SFAS No. 128’’) which requires the presentation of ‘‘basic’’ earnings per share and ‘‘diluted’’ earnings per share. Basic net earnings per share has been computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the period including restricted share awards.

Diluted net earnings per share is computed by adjusting the weighted average number of shares outstanding during the period for all potentially dilutive shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential shares. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of shares of stock outstanding during the period including restricted share awards and the weighted average number of potential shares of stock such as stock options, using the treasury stock method.

(o)    Share-based compensation

Compensation costs relating to share-based payments are recognized based on the fair value of the equity instruments issued in accordance with SFAS 123(R), Share-Based Payment. Fair value of the equity instruments are determined based on a valuation using an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in developing the valuation include the expected term of the equity award taking into account both the contractual term of the award, the effects of employees’ expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award.

(p)    Derivative financial instruments.

Genesis has entered into a derivative instrument to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for the initial portfolio of aircraft. We account for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (SFAS No. 133). In accordance with SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the counterparty of the derivative contracts. When hedge accounting treatment is achieved under SFAS No. 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income or in income, depending on the designation of the derivative as a cash flow hedge or a fair value hedge, respectively. The ineffective portion of the derivative contract is calculated and recorded in income at each quarter end.

(q)    Debt Issuance costs

Debt issuance costs are capitalized and are amortized over the life of the associated indebtedness.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

4.    Cash & Cash Equivalents and Restricted Cash

	December 31, 2005	December 31, 2006
	(USD in thousands)	(USD in thousands)
Cash	$—	$26,855
Restricted cash:
Current	—	582
Due greater than 12 months	—	14,889
Total	$—	$15,471

Restricted cash represents security deposits and additional rentals received from lessees pursuant to the terms of various lease agreements and amounts to fund certain expenses within the securitization transaction. Under the indenture that governs the securitization, Genesis is required to hold these amounts in separate accounts.

5.    Accounts receivable

	December 31, 2005	December 31, 2006
	(USD in thousands)	(USD in thousands)
Accounts receivable (current)	$2,109	$1,366
Accounts receivable (due greater than 12 months)	798	—
Total	$2,907	$1,366

As of December 31, 2005 and based on contractual terms, $0.8 million in accounts receivable was due greater than 12 months.

6.    Other assets

Other assets primarily comprises (1) pre-delivery payments made in advance of purchase of flight equipment, (2) related capitalized interest, net of amortization, (3) deferred financing costs, net of amortization, (4) fair value of derivative, (5) capitalized initial direct costs, net of amortization, and (6) other costs. An analysis of the movement for each of the two years ended December 31, 2005 and 2006, is shown below:

	Pre-delivery payments	Capitalized interest	Deferred financing costs	Fair value of derivative	Initial direct costs	Other costs	Total
	(USD in thousands)
January 1, 2005	$97,001	$2,026	$—	$—	$2,388	$—	$101,415
Additions	22,289	2,245	—	—	1,603	—	26,137
Transfers to flight equipment	(119,290)	(4,271)	—	—	—	—	(123,561)
Amortization	—	—	—	—	(765)	—	(765)
December 31, 2005	—	—	—	—	3,226	—	3,226
Additions	—	—	15,688	3,857	68	140	19,753
Amortization	—	—	(22)	—	(642)	—	(664)
December 31, 2006	$—	$—	$15,666	$3,857	$2,652	$140	$22,315

Debt issuance costs of $15.7 million associated with the issuance of the related Notes have been capitalized and are amortized over the life of the Notes.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

7.    Flight Equipment under Operating Leases, net

Flight equipment under operating leases,net consisted of the following as of December 31, 2005 and 2006:

	December 31, 2005	December 31, 2006
	(USD in thousands)	(USD in thousands)
Flight Equipment under Operating leases:
Flight Equipment under Operating leases:	$1,226,342	$1,420,614
Less:
Accumulated Depreciation	(149,478)	(200,876)
Flight Equipment under operating leases, net	$1,076,864	$1,219,738

Flight equipment under operating lease includes one aircraft (with a net book value of $37.2 million as of December 31, 2006) on lease to a lessee based in Japan. Under Japanese law, title to each aircraft registered in Japan must be held by a Japanese entity. In order to permit the registration of this aircraft in Japan, legal title to the aircraft is held by a third-party Japanese corporation owned and managed by one of the major trading companies in Japan. However, beneficial ownership of the aircraft is effectively held by an entity in which the beneficial interest is held by Genesis. Nevertheless, there is some risk that Genesis may have difficulty in obtaining title to this aircraft upon a bankruptcy proceeding involving the Japanese title holding company or its ultimate parent or in obtaining a confirming bill of sale upon payment of the final installment of the purchase price if the Japanese title holding company were to default on its obligation to provide such bill of sale.

As of December 31, 2006, the net book value of the ten aircraft in the Initial Portfolio that had been delivered to the Company was $255.6 million. The net book value of aircraft that had not yet been delivered to the Company on December 31, 2006 was $964.1 million.

8.    Rental of Flight Equipment

Minimum future rental income on non-cancelable operating leases as of December 31, 2006 are shown below:

December 31, 2006
(USD in thousands)
Year Ended December 31
2006	—
2007	$145,788
2008	139,329
2009	129,446
2010	122,542
2011	93,577
Thereafter	200,786
$831,468

The minimum future rental income shown above excludes ‘‘cancelable period’’ for ten leases and does not include any estimated additional rentals receivable under certain leases. Additional rentals are based on hourly usage or cycles operated, depending on the lease agreement. Rental income is applied in the first instance to service interest and principal repayments on the Notes and are not a restricted source of funds to the Company, as further described in Note 14.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

9.    Income Taxes (including deferred taxes)

The combined financial statements, prepared on a carve out basis and, prior to the IPO on December 19, 2006, reflect income taxes as if the Predecessor had been a separate taxable entity, resident in the United States.

The consolidated financial statements for the period from December 19, 2006 through December 31, 2006 reflect the fact that the Company is a separate taxable entity, resident for tax purposes in Ireland.

The provision / (benefit) for income taxes is comprised of the following:

	Combined December 31, 2004	Combined December 31, 2005	Combined and Consolidated December 31, 2006
	(USD in thousands)
Current tax expense / (benefit) – USA	$(12,010)	$16,054	$1,578
Deferred tax expense / (benefit) from temporary differences – USA	26,902	(2,154)	15,922
Deferred tax expense / (benefit) from temporary differences – Ireland	—	—	(133)
Total tax expense / (benefit)	$14,892	$13,900	$17,367

Current tax expense / (benefit) includes amounts related to U.S. federal income taxes of $(11.0) million , $14.7 million and $1.5 million in 2004, 2005 and 2006 respectively.

Deferred income tax expense / (benefit) related to U.S. federal income taxes was $25.1 million, $(2.1) million and $15.0 million in 2004, 2005 and 2006 respectively.

The net deferred tax liability / (asset) consists of the following deferred tax liabilities / (assets):

	Accelerated depreciation on flight equipment	Capitalized interest	Taxable Operating Losses	Unrealized Gain on derivative		Total
	(USD in thousands)
Balance at January 1, 2004	$52,852	$372	$—	$—		$53,224
Deferred tax expense / (benefit) from temporary differences	26,520	382	—	—		26,902
Balance at December 31, 2004	79,372	754	—	—		80,126
Deferred tax expense / (benefit) from temporary differences	(2,154)	—	—	—		(2,154)
Balance at December 31, 2005	77,218	754	—	—		77,972
Deferred tax expense / (benefit) from temporary differences for the period to December 18, 2006	15,922	—	—	—		15,922
Balance at December 18, 2006	93,140	754	—	—		93,894
Income tax effect of the transaction with GE on December 19, 2006	(123,802)	(754)	—	—		(124,556)
Deferred tax expense / (benefit) from temporary differences for the period from December 19, 2006 to December 31, 2006	555	—	(688)	482	*	349
Closing Deferred Tax Liability / (asset) on December 31, 2006	$(30,107)	$—	$(688)	$482		$(30,313)

*	Relates to the tax expense on unrealized gain on derivatives, which is recorded in Accumulated Other Comprehensive Income.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The acquisition of the Initial Portfolio is accounted for as a transaction between entities under common control. The transfer of the aircraft from affiliates of GE in substance constitutes an issuance of subsidiary stock. In accordance with the provisions of EITF 94-10, ‘‘Accounting by a Company for the Income Tax Effects of Transactions among or with its shareholders under Financial Accounting Standards Board (‘‘FASB’’) 109’’, the Company has reflected the changes in the tax basis of assets and liabilities and the resulting changes to deferred tax balances arising from the IPO and related transactions in equity.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable and tax planning strategies in making this assessment. In order to fully realise the deferred tax asset, the Company will need to generate future taxable income of approximately $240.0 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

A reconciliation of the Irish corporation tax rate to the actual income tax rate for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 is outlined in the following table. The consolidated financial statements for the period from December 19, 2006 to December 31, 2006 reflects the Company’s residency for tax purposes in Ireland.

	Combined December 31, 2004	Combined December 31, 2005	Combined and Consolidated December 31, 2006
Irish Corporation tax rate	12.50%	12.50%	12.50%
Increase (decrease) in rate resulting from:
State income tax, net of Federal benefit	2.30%	2.20%	2.08%
Foreign sales corporation	8.80%	2.20%	—
Effect of US Federal income tax rate	22.50%	22.50%	23.07%
Actual effective income tax rate – US	46.10%	39.40%	37.65%

In 2004 and 2005, the Predecessor implemented a reorganization plan of its aircraft leasing operation pursuant to which it transferred to Ireland most of its aircraft on lease to non-U.S. lessees. The Predecessor had seven aircraft in a foreign sales corporation (‘‘FSC’’) . The taxable income earned on these aircraft while owned by a FSC was eligible for a reduced tax rate. As part of the re-organization plan, six of these aircraft were transferred to GE’s Irish subsidiaries (‘‘Ireland’’) in 2004 and the seventh was transferred to Ireland in 2005. The transfer of aircraft held in the FSC did not result in any current taxes payable; however, the deferred tax balance related to that aircraft was increased to reflect the higher tax rate applicable to aircraft that no longer qualified for FSC benefits as a result of the transfer to Ireland. The net additional tax expense related to the transfer from the FSC increased the effective tax rate for 2004 by 13.5% and 2005 by 2.2% and is included in the impact from the FSC above. For financial statement purposes, the transfer of aircraft not owned by a FSC is treated as a taxable transfer from the United States. The reorganization plan, resulted in a current tax payment of $19,259 and a reduction in deferred taxes of $18,833 in 2005.

10.    GE Net Investment

The Predecessor used a centralized approach to cash management and to finance its operations. Cash deposits from the Predecessor operations were transferred to GE on a daily basis and were

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

pooled with GE. GE does not specifically distinguish payments to or from the Predecessor’s operations as capital contributed/distributed or receivables/payables with GE, but rather considers all such amounts, including retained earnings of the Predecessor, as invested equity which was included in ‘‘GE net investment’’ in the combined financial statements for year ended December 31, 2004 and 2005 and for the period January 1, 2006 to December 18, 2006.

As a result, none of GE’s cash, cash equivalents or debt at the corporate level had been allocated to the combined financial statements. However, GE historically allocated interest cost to the division using an assumed debt versus equity ratio for that division applied against the net investment in that division (‘‘net investment’’ is defined by GE as total assets less non-debt liabilities less deferred tax liabilities) and their borrowing cost. The interest expense was further allocated to the Predecessor in a similar manner and was included in ‘‘GE net investment’’.

On December 19, 2006, (1) the Company completed its IPO and issued 27,860,000 shares at a public offering price of $23.00 per share (2) the Company issued 3,450,000 shares to an affiliate of GE, in a private placement, for a price of $23.00 per share, (3) the Company, through its subsidiary, Genesis Funding, issued $810.0 million of aircraft lease-backed notes as part of a securitization transaction, and (4) Genesis used the net proceeds of the IPO, the private placement and the securitization to finance the acquisition of a portfolio of 41 aircraft from affiliates of GE.

The purchase price for the Initial Portfolio was $1,459.4 million, which was the sum of the net proceeds of the IPO, the private placement and the Notes, less the portion of such proceeds that was used to fund Genesis’s formation and offering-related expenses, up-front costs and expenses related to the securitization, and a cash balance of $20.0 million that Genesis retained for general corporate purposes. On December 19, 2006, Genesis received $17.9 million from GE in respect of certain aircraft related liabilities assumed by Genesis. As a result, the net cash flows for the Initial Portfolio paid to GE was $1,441.5 million. The payment of the $1,441.5 million to GE reflects (1) the repayment of the GE net investment as of December 18, 2006 of $1,105.5 million and (2) the excess of the amount over the carryover cost of the net assets acquired of $336.0 million which has been treated as a reduction in equity (i.e. a special distribution).

An analysis of the activity in this account for the periods presented is provided below:

	December 31, 2005	December 31, 2006
	(USD in thousands)	(USD in thousands)
GE net investment, beginning of year	$844,803	$981,991
Contributions from GE for purchase of flight equipment and pre-delivery payments	186,713	194,272
Contributions for cost allocations from GE	54,192	50,079
Net Income	21,371	29,690
Distributions	(125,088)	(150,484)
Repayment of GE Net Investment on December 19, 2006	—	(1,105,548)
GE net investment, end of year	$981,991	$—

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation from the Purchase Price of the Initial Portfolio to the net cash paid to GE on December 19, 2006:	(USD in thousands)
Purchase Price of Initial Portfolio	$1,459,410
Amounts received from GE on December 19, 2006 in respect of certain aircraft related liabilities assumed by Genesis	(17,872)
Net cash flow paid to GE on December 19, 2006	$1,441,538

Reconciliation from the net book value of the assets and liabilities acquired and as represented by the GE net investment, to the net cash paid to GE on December 19, 2006	(USD in thousands)
Flight Equipment under Operating lease	$1,221,830
Rentals in advance	(9,372)
Accrued interest	(1,407)
Deferred tax liability	(93,894)
Initial direct costs	3,199
Security deposits	(14,808)
GE net investment on December 19, 2006	1,105,548
Special distribution to GE on December 19, 2006	335,990
Net Cash paid to GE on December 19, 2006	$1,441,538

11.    Other Liabilities

	December 31, 2005	December 31, 2006
	(USD in thousands)	(USD in thousands)
Accrued interest (current)	$750	$1,430
Rentals received in advance (current)	8,798	8,810
Interest payable on long term debt, net (current)	—	1,547
Security deposits (due greater than 12 months)	11,081	14,809
Total	$20,629	$26,596

12.    Accounts payable

	December 31, 2005	December 31, 2006
	(USD in thousands)	(USD in thousands)
Maintenance expenses	$2,405	$—
Operational and other expenses	—	2,787
Total	$2,405	$2,787

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

13.    Long-Term Debt

Concurrently with the completion of our IPO, Genesis Funding issued $810.0 million of a single class of aircraft lease-backed Class G-1 Notes as part of the securitization transaction. The Notes are direct obligations of Genesis Funding and are not obligations of Genesis Lease Limited, or guaranteed by GE or any of its affiliates. The proceeds from the sale of the Notes, together with the proceeds from the IPO and the private placement of shares to GE, less certain expenses related to the securitization and the IPO and a cash balance that the Genesis retained, were used to finance the acquisition of the Initial Portfolio under the APA. The Notes have a legal maturity date of December 19, 2032.

The Notes issued in the securitization will bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.24%. Interest expense for the securitization also includes amounts payable to the policy provider and the liquidity facility provider thereunder. In order to manage our exposure to fluctuating interest rates, Genesis, through its subsidiary Genesis Funding, has entered into a five year interest swap agreement in which it will receive monthly payments based on LIBOR and will make monthly fixed payments at 4.95% per annum on a notional amount equal to the aggregate principal amount of the Notes. This interest rate swap, together with the credit insurance on the notes, the spread and the liquidity fees results in a fixed rate cost of approximately 5.67% per annum.

The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Genesis Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with GECAS, the initial liquidity facility provider, hedge counterparties and the policy provider. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of Genesis Funding so registered at any time prior to the second anniversary of the closing date of the securitization. Genesis Funding has agreed not to encumber the aircraft in the Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement.

Covenants

The indenture contains other covenants customary for a securitization, including covenants that restrict the investment and business activities of Genesis Funding, maintain the special purpose and bankruptcy remoteness characteristics of Genesis Funding, limit the amount and type of debt, guarantees or other indebtedness that can be assumed by Genesis Funding entities, restrict Genesis Funding’s ability to grant liens or other encumbrances, require the maintenance of certain airline hull, liability, war risk and repossession insurance and limit the ability of the members of Genesis Funding to merge, amalgamate, consolidate or transfer assets.

There are no scheduled principal payments on the Notes during the first three years following the closing date of securitization. For the fourth and fifth years, there are scheduled monthly principal payments of $1.0 million, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow generally will not be available for the payment of dividends by Genesis Funding since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date.

Genesis Funding expects to refinance the Notes on or prior to the fifth anniversary of the completion of our IPO. In the event that the Notes are not refinanced on or prior to that month, any excess securitization cash flow will be used to repay the principal amount of the Notes and will not be available to the Company to pay dividends to our shareholders.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Aggregate maturities of principal payments under the Notes during the next five years and thereafter are as follows:

Debt Maturing
(USD in thousands)
2007	—
2008	—
2009	1,000
2010	12,000
2011	11,000
Thereafter	786,000
Total	810,000

Liquidity Facility

Upon the completion of the securitization, the Company, Genesis Funding and PK AirFinance US, Inc., an affiliate of GE, entered into a liquidity facility. The aggregate amounts available under the liquidity facility is $75 million. Advances of up to $60 million may be drawn to cover certain expenses of Genesis Funding, including maintenance expenses, interest rate swap payments and interest on the Notes issued under the indenture for the securitization. The remaining $15 million of the liquidity facility is available for the three years from the completion of the IPO to cover any shortfalls in the separate account set aside for overhauls and certain parts replacements. Drawings under the liquidity facility bear interest at one-month LIBOR plus a spread of 120 basis points. Genesis Funding also paid an upfront fee of $450,000 at closing and a commitment fee of 60 basis points on each payment date to the provider of the liquidity facility. No amounts have been drawn down to date under this facility.

On March 19, 2007, PK AirFinance US, Inc. assigned its role as liquidity facility provider to Calyon, which is not a related party.

Credit Facility

In order to fund the growth of the company, our subsidiary, Genesis Acquisition has obtained an up to $1 billion senior secured credit facility. The credit facility permits initial loans in an aggregate principal amount of up to $250 million, with an option for Genesis Acquisition to increase the aggregate principal amount of available loans by an additional amount of up to $750 million during the first 18 months following the closing date of the credit facility, for a total commitment amount of up to $1 billion. The credit facility will provide funding for 65.0-72.5% (depending on aircraft type) of the agreed value of the aircraft that Genesis Acquisition may acquire. No amounts have been drawn down to date under this facility.

Borrowings under the credit facility will be secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and where possible (5) an international interest under the Cape Town Convention in each eligible airframe, engine and lease.

Covenants under the credit facility include: limitations on the incurrence of additional indebtedness; limitations on consolidation, acquisition, merger and transfer of assets; a requirement that the aircraft in Genesis Acquisition’s portfolio comply with lessee and geographic concentration limits; a requirement that the weighted average age of Genesis Acquisition’s aircraft portfolio not to

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

exceed 10 years until the option to increase the commitment amount to up to $1 billion is exercised, and 8 years thereafter; and a requirement that from the earlier of (1) six months after the signing date and (2) Genesis Acquisition having borrowed at least $100 million under the credit facility, the ratio of earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the credit facility

14.    Share-Based Compensation

The combined and consolidated financial statements reflect the adoption by the Predecessor of SFAS 123(R) on January 1, 2006. Prior to the IPO, the Company did not grant any share-based compensation awards; accordingly, there was no impact of the adoption on January 1, 2006. Upon the pricing of the Company’s IPO on December 13, 2006, the Company issued share-based compensation for the first time. These awards have been accounted for pursuant to SFAS 123(R).

Restricted Shares

On December 13, 2006, the Company granted to its employees and its non-employee directors a total of 32,176 restricted shares. The fair value attributable to those shares of $0.7 million has been expensed during the year ended December 31, 2006.

SFAS 123(R) defines employees to include ‘‘non-employee directors’’ of the parent entity’s board of directors, i.e., those elected by the shareholders of the Company. The cost of an award granted to non-employees are measured on the vesting date.

Restricted shares granted to employees and non-employee directors has a 3-year graded restriction on transferability but are non-forfeitable in any and all circumstances including the termination of employment or board membership. Accordingly, as there is no future service condition associated with these restricted share awards, the Company has recorded an expense based on the fair value of the awards at the grant date.

Share Options

On December 13, 2006, the Company granted to its employees options to purchase a total of 276,784 shares. The exercise price of these options is $23.00.

The Company has determined that the fair value of stock options issued is valued using the Black-Scholes valuation model. The weighted average fair value of stock options granted during the year ended December 31, 2006, calculated using the Black-Scholes option pricing model was $1.56 or 6.8% of the strike price of $23.00 using the following assumptions: expected dividend yield 7.86%, risk free interest rate 4.49%, expected volatility 18.72% and expected life 6 years.

Options will vest in equal annual instalments over a period of three years from the date of grant. The aggregate fair value of the options granted during the year ended December 31, 2006 was $431,782, which will be amortized on a straight line basis over the three-year period from the date of grant.

Equity Plan

The Company has adopted a share incentive plan for our employees and directors. The plan is administered by the compensation committee of our board of directors. Awards granted under the plan may be made in the form of (1) options, (2) share appreciation rights, including limited share appreciation rights and (3) other share-based awards. The maximum number of the Company’s common shares that may be issued for awards under the plan is 3,000,000, subject to adjustments. Unless otherwise determined by the committee, any of the shares issued in respect of any award

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

granted under the plan will be in the form of American Despoitary Shares (‘‘ADS’’). Awards granted under the plan shall be evidenced by award agreements (which need not be identical) that provide additional terms and conditions associated with such awards, as determined by the committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the plan and any such agreement, the provisions of the plan shall prevail.

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2006:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Exercise Price
$23.00	276,784	10	$23.00	—	—

15.    Net income per share

The Company calculated its earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic net earnings per share is calculated by annualizing the weighted average number of shares of 31,310,000 together with the 32,176 restricted share awards to the Company’s employees and non-employee directors for the 13-day period from December 19, 2006 to December 31, 2006.

Diluted net earnings per share is calculated by annualizing the weighted average number of shares of 31,310,000 together with (1) the 32,176 restricted share awards to the Company’s employees and non-employee directors, (2) options granted to employees of 276,784 and (3) the exercise in full of the underwriters’ over-allotment option to purchase 4,696,500 shares, for the 13 day period from December 19, 2006 to December 31, 2006.

The reconciliation of the number of shares used in the computation of basic and diluted net earnings per share is as follows:

December 31, 2006
Weighted average number of shares outstanding for basic net earnings per share	1,116,296
Effect of dilutive share options outstanding	1,754
Weighted average number of shares outstanding for diluted net earnings per share	1,118,050

The Company has presented pro forma basic and diluted earnings per share amounts for the year ended December 31, 2006 as if the IPO and the exercise of the over-allotment option had occurred on January 1, 2006.

Pro forma basic net earnings per share for year ended December 31, 2006 is computed by taking the weighted average number of shares of 31,310,000 together with the exercise of the full over-allotment shares of 4,696,500 shares and the 32,176 restricted share awards to the Company’s employees and non-employee directors.

Diluted net earnings per share is computed by taking the weighted average number of shares of 36,038,676 together with dilutive effect of the 276,784 options granted to employees.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of the number of shares used in the computation of basic and diluted net income per common share is as follows:

December 31, 2006
Weighted average number of shares outstanding for basic net earnings per share	36,038,676
Effect of dilutive share options outstanding	2,740
Weighted average number of shares outstanding for diluted net earnings per share	36,041,416

16.    Selling, general and administrative expenses

The following table summarizes selling general and administrative expenses for the years ended December 31, 2004, 2005 and 2006.

	Combined December 31, 2004	Combined December 31, 2005	Combined and Consolidated December 31, 2006
	(USD in thousands)
GE allocated costs	$2,400	$3,144	$3,917
Salaries and benefits	—	—	1,380
Professional fees	—	—	882
Share based compensation	—	—	699
Other	—	—	434
Total	$2,400	$3,144	$7,312

17.    Interest Expense

The following table summarizes interest expense for the years ended December 31, 2004, 2005 and 2006.

	Combined December 31, 2004	Combined December 31, 2005	Combined and Consolidated December 31, 2006
	(USD in thousands)
GE allocated costs	$28,680	$34,995	$44,490
Interest payable on long term debt, net	—	—	1,536
Total	$28,680	$34,995	$46,026

18.    Share Capital

December 31, 2006
(USD in thousands)
Authorized share capital
500,000,000 common shares at par value of $0.001	$500
Issued share capital
31,342,176 common shares at par value of $0.001	$31

The Company’s authorized share capital consists of US$500,000 divided into 500,000,000 common shares, par value US $0.001 each. Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by the Company’s bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote shares.

In the event of a liquidation, dissolution or winding up, holders of the Company’s common shares are entitled to share equally and ratably in the Company’s assets, if any, remaining after the payment of all debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Pursuant to Bermuda law, the Company is restricted from declaring or paying a dividend if there are reasonable grounds for believing that (1) the Company is, or would after the payment be, unable to pay its liabilities as they become due, or (2) the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities, its issued share capital (the aggregate par value of its issued and outstanding common shares) and its share premium account (the aggregate amount paid for its common shares in excess of their par value).

Under Bermuda law, the voting rights of the Company’s shareholders are regulated by its bye-laws and, in certain circumstances, the Companies Act 1981 of Bermuda (the ‘‘Companies Act’’). Under the Company’s bye-laws, at any general meeting, two or more persons present in person at the start of the meeting and representing in person or by proxy shareholders holding shares carrying more than 50% of the votes of all shares entitled to vote on the resolution shall constitute a quorum for the transaction of business. Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast except for the election of directors which requires only a plurality of the votes cast.

Any individual who is a shareholder of the Company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. The Company’s bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under the bye-laws, each holder of common shares is entitled to one vote per common share held.

All of the Company’s common shares are issued in the form of American Depositary Shares, each representing one common share.

19.    Accumulated Other Comprehensive Income

Comprehensive income includes changes in the fair value of derivatives net of tax of $3.4 million at December 31, 2006. Comprehensive income was as follows:

December 31, 2006
(USD in thousands)
Change in fair value of derivatives	$3,857
Deferred tax liability on fair value of derivative	(482)
$3,375

Genesis expects $2.8 million of the fair value of the derivative to be realized in 2007 and $1.0 million thereafter.

20.    Significant Concentrations

Genesis leases aircraft to airlines and others throughout the world and accordingly the lease receivables are due from entities located throughout the world. Genesis manages its exposure to credit

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

risks through obtaining from lessees either deposits, letters of credit or guarantees. Genesis continually evaluates the financial statement position of lessees and, based on that evaluation, the amounts outstanding and the availability of security, makes appropriate provisions for doubtful accounts. Genesis had one customer in 2004 which accounted for 10% or more of rental of flight equipment revenue (lease revenues of approximately $10 million or 10% in 2004). No single customer accounted for more than 10% of total revenues in 2005 or 2006.

21.    Commitments and Contingencies

Claims, suits and complaints arise in the ordinary course of Genesis’s business. Currently, Genesis does not believe any claims or contingent liabilities would be material to our final position or results of operations, or require disclosure.

Genesis has entered into two Servicing Agreements with GECAS for a fifteen-year term, pursuant to which GECAS provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Genesis is obligated to pay $1.8 million to GECAS under the Servicing Agreements for the year ending December 31, 2007.

Genesis has retained AIB International Financial Services Limited, or AIBIFS, as a corporate services provider to assist us in establishing books of account and in preparing our quarterly and annual consolidated financial statements. Genesis is obligated to pay approximately €0.6 million to AIBIFS in year ended December 31, 2007 under the corporate services agreement. The agreement has a one-year term and permits written termination upon six months’ written notice.

Indemnifications

Genesis has agreed to indemnify GECAS and its affiliates for broad categories of losses arising out of the performance of services for our aircraft and leases, unless they are finally adjudicated to have been caused directly by GECAS’s gross negligence or willful misconduct (including willful misconduct that constitutes fraud) in respect of GECAS’s obligation to apply its standard of care or conflicts standard in the performance of its services. Genesis has likewise agreed that GECAS and its affiliates have no liability to Genesis or any other person for any losses in any way arising out of the services except as provided in the foregoing sentence (also referred to as GECAS’s ‘‘standard of liability’’).

Genesis has also agreed to indemnify GECAS and its affiliates for losses arising out of the disclosures in its Annual Report on Form 20-F (except certain disclosures provided to Genesis by GECAS and losses arising out of Genesis’s compliance with its obligations to any holders of any securities issued by Genesis or with any governmental regulations).

Genesis has also generally agreed to indemnify GECAS and its affiliates as to losses arising out of the IPO and the disclosure in the IPO prospectus, except certain disclosures provided by GECAS.

Genesis has indemnified AIBIFS for losses arising out of the performances of their services for Genesis and related matters, except where such loss arises directly as a result of a material breach of AIBIFS’s duties or from fraud, gross negligence or willful misconduct on the part of AIBIFS, its employees or agents.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

22.    Geographic Information

Revenues include rentals of flight equipment to non-U.S. domiciled airlines of approximately $55 million, $68 million, and $88 million for the years ended December 31, 2004, 2005 and 2006. The following table presents the dollar amount and percentage of total rental revenues attributable to the indicated geographic areas based on each airline’s principal place of business for the years indicated:

	Combined December 31, 2004		Combined December 31, 2005		Combined and Consolidated December 31, 2006
	(USD in thousands)%		(USD in thousands)%		(USD in thousands)%
Europe	$44,018	44%	$48,876	41%	$55,563	36%
Asia/Pacific	6,323	6%	13,625	12%	48,508	32%
United States and Canada	34,524	35%	33,925	29%	28,217	18%
Central, South America and Mexico	803	1%	8,338	7%	7,446	5%
Africa and the Middle East	13,746	14%	13,097	11%	13,453	9%
	$99,414	100%	$117,861	100%	$153,187	100%

The following table presents revenue attributable to individual countries that represent at least 10% of total revenue based on each airline’s principal place of business for the years indicated:

	Combined December 31, 2004		Combined December 31, 2005		Combined and Consolidated December 31, 2006
	(USD in thousands)%		(USD in thousands)%		(USD in thousands)%
China	—	—	—	—	$25,087	17%
United States	$31,402	32%	$30,320	26%	$24,863	16%
Spain	$11,550	12%	$15,030	13%	$21,523	14%
Czech Republic	$9,700	10%	—	—	—	—
Turkey	$9,691	10%	—	—	—	—

23.    Related Party Transactions

Private Placement Agreement

Pursuant to a private placement agreement between the Company and an affiliate of GE, on December 19, 2006, the Company issued 3,450,000 shares to an affiliate of GE, in a private placement, for a price of $23.00 per share. On January 16, 2007, in connection with the underwriters’ exercise of their over-allotment option, the Company issued 517,500 additional shares at a price of $23.00 per share in a private placement to GE.

Asset Purchase Agreement

Genesis Funding acquired the aircraft in the Initial Portfolio pursuant to the APA. The purchase took place through Genesis Funding’s acquisition of beneficial interests in entities that own the aircraft in the Initial Portfolio or the acquisition by Genesis Funding’s subsidiaries of aircraft in the Initial Portfolio. The purchase price for the aircraft in our Initial Portfolio was $1,459.4 million.

Servicing Agreements

Genesis entered into two Servicing Agreements with GECAS, pursuant to which GECAS provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Genesis has agreed to pay GECAS a base servicing fee, additional servicing fees based on rental amounts due and paid under leases and sales fees for assisting in aircraft dispositions.

As of December 31, 2006, Genesis had an accrual for $159,000 relating to the servicing of the Initial Portfolio for the 13 days from December 19, 2006 through December 31, 2006.

Expense Agreement

Upon completion of the IPO, the Company entered into an agreement with GECAS which set forth the understanding between us and GECAS regarding the payment of expenses related to the Company’s formation, the IPO, the securitization and a senior revolving credit facility. The Company and GECAS agreed that (1) the Company will reimburse GECAS for certain expenditures GECAS made prior to the completion of the IPO (which expenditures were for expenses deducted in the calculation of the purchase price for the aircraft in the Initial Portfolio), (2) all other expenditures GECAS has made in connection with these matters prior to the completion of the IPO would not be reimbursed by the Company, (3) the Company will pay expenses payable upon completion of the IPO from the proceeds of the IPO, the securitization and the private placement (which expenses, net of expenses reimbursed by the underwriters, were deducted in the calculation of the purchase price for the aircraft in the Initial Portfolio) and (4) GECAS will pay certain expenses incurred after the completion of the IPO and related to the IPO and the securitization, such as expenses related to the delivery of aircraft in the Initial Portfolio and novations of the leases thereof, as well as certain expenses related to the Company’s committed credit facility and the completion of the documentation therefore, including $5.9 million of underwriting and commitment fees (subject to a rebate of a portion thereof). The Company agreed to be responsible for certain other expenses related to the committed credit facility and for all other costs and expenses that arise following completion of the IPO.

As at December 31, 2006 Genesis had an accrual for $139,000 relating to payables to GECAS with respect to certain invoices on the closing of the IPO.

Business Opportunities Agreement

The company entered into a business opportunities agreement with GECAS. Pursuant to the agreement, the Company agreed to pay GECAS a fee of 1% of the gross acquisition cost of any aircraft that the Company acquires from a third-party source pursuant to an opportunity first presented to it by GECAS. A fee will not be payable for opportunities first developed by the Company. The arrangement of any such opportunity will be subject to such confidentiality and other restrictions as may be applicable. GECAS may elect to take any fee payable to it in our shares valued at the then-current fair market value. GECAS also will notify the Company of any offers that it makes to sell commercial jet aircraft to the aircraft finance industry generally, which is defined to include offers to three or more potential purchasers. GECAS will permit the Company to have access to information concerning the applicable aircraft on substantially the same terms and conditions as GECAS makes such information available to the aircraft finance industry generally. A fee will not be payable in connection with acquisitions directly from GECAS. GECAS also agreed that in each of 2007 and 2008, it will refer opportunities to purchase aircraft from third parties or offer to the Company the opportunity to bid on aircraft by GECAS that have an aggregate appraised value of at least $300 million.

Liquidity Facility

Please refer to Note 14 above.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

24.    New Accounting Pronouncements

In December 2006, the Financial Accounting Standards Board issued FASB Staff Position EITF 00-19-2 (‘‘FSP EITF 00-19-2’’). This FSP addresses an issuer’s accounting for registration payment arrangements and specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. This FSP was effective on December 21, 2006 for new arrangements. For registration payment arrangements entered into prior to the issuance of this FSP, this guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement addresses how to calculate fair value measurements required or permitted under other accounting pronouncements. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. SFAS No. 157 is effective for Genesis beginning April 1, 2008. Management does not believe that adoption of SFAS No. 157 will have a material impact on Genesis’s financial position or results of operations.

In April 2006, the FASB issued FSP FIN 46(R)-6, Determining the Variability to Be Considered in Applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities. This FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R). FIN 46(R) addresses the issue of consolidation based on economic risks and rewards rather than on ownership interests. Those risks and rewards are the economic returns that fall short of, or exceed, the expected economic return. Such shortfalls and excesses are the variability from the expected return. The variability that is considered in applying FIN 46(R) affects the determination of (a) whether an entity is a variable interest entity (‘‘VIE’’), (b) which interests are ‘‘variable interests’’ in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP FIN 46 (R) must be applied prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46 (R) when a ‘‘reconsideration event’’ has occurred, in the first reproting period beginning after June 15, 2006. Genesis will evaluate the impact of this FSP at the time any such ‘‘re-consideration event’’ occurs and for any new entities created.

In July 2006, the FASB released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 is applicable to all uncertain positions for taxes accounted for under FASB Statement 109, Accounting for Income Taxes (FAS 109). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities full knowledge of the positions and all relevant facts, but without considering time values. The new accounting model for uncertain tax positions is effective for annual periods beginning on or after December 15, 2006. Genesis is in the process of determining the impact of the adoption of FIN 48 on its financial statements.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

25.    Subsequent Events

On January 16, 2007, the Company sold 4,179,000 additional shares at a public offering price of $23.00 per share after the underwriters of the IPO exercised their over-allotment option in full, as well as 517,500 additional shares at a price of $23.00 per share in a private placement to GE.

As of March 31, 2007, thirty-eight of the aircraft in the Initial Portfolio have been delivered to Genesis. Under the APA, GE and its affiliates are obligated to deliver the remaining three aircraft on or before July 17, 2007 (210 days of the completion of the IPO).

Item 19.    Exhibits

Each of the following exhibits is incorporated into this Annual Report by reference to our registration statement on Form S-1 (No. 333-138967), relating to our initial public offering:

1.1	Memorandum of Association.
1.2	Bye-laws.
2.1	Common Share Certificate.
2.2	Deposit Agreement, between Deutsche Bank Trust Company Americas and Genesis Lease Limited.
2.3	Form of American Depositary Receipt (included in Exhibit 2.2).
4.1	Private Placement Agreement, dated November 26, 2006, between GE Capital Equity Investment, Inc. and Genesis Lease Limited.
4.2	Registration Rights Agreement, dated December 19, 2006, between GE Capital Equity Investment, Inc. and Genesis Lease Limited.
4.3	Asset Purchase Agreement, dated December 19, 2006, between General Electric Capital Corporation and Genesis Funding Limited.
4.4	Master Servicing Agreement, dated December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited.
4.5	Servicing Agreement, dated December 19, 2006, among GE Commercial Aviation Services Limited, Financial Guaranty Insurance Company and Genesis Funding Limited.
4.6	Business Opportunities Agreement, dated December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited.
4.7	Transitional Support Agreement, dated December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited.
4.8	Corporate Services Agreement, dated December 19, 2006, between AIB International Financial Services Limited and Genesis Lease Limited.
4.9	Corporate Services Agreement, dated December 19, 2006, between AIB International Financial Services Limited and Genesis Lease Limited.
4.10	Expense Agreement, dated December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited.
4.11	Indenture, dated December 19, 2006, among Deutsche Bank Trust Company Americas, PK AirFinance US Inc., Financial Guaranty Insurance Company and Genesis Funding Limited.
4.12	Security Trust Agreement, dated December 19, 2006, between Deutsche Bank Trust Company Americas and Genesis Funding Limited.
4.13	Management Agreement, dated December 19, 2006, among Genesis Funding Limited, Deutsche Bank Trust Company Americas, Financial Guaranty Insurance Company, Phoenix American Financial Services, Inc. and Genesis Lease Limited.
4.14	Cash Management Agreement, dated December 19, 2006, between Deutsche Bank Trust Company Americas and Genesis Funding Limited.
4.15	Liquidity Facility Agreement, dated December 19, 2006, among Deutsche Bank Trust Company Americas, PK AirFinance US Inc. and Genesis Funding Limited.

Ex-1

4.16	Policy Provider Indemnification Agreement, dated December 19, 2006, among Deutsche Bank Trust Company Americas, Financial Guaranty Insurance Company and Genesis Funding Limited.
4.17	Schedule to the ISDA 2002 Master Agreement, dated December 19, 2006, between Citibank, N.A. and Genesis Funding Limited.
4.18	Commitment Letter, dated November 27, 2006, to Genesis Lease Limited from Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC.
4.19	Genesis Lease Limited Equity Incentive Plan.
4.20	Form of Director Service Agreement, between Genesis Lease Limited and each director thereof.
4.21	Form of Share Option Award.
4.22	Form of Restricted Share Award for Directors.
4.23	Form of Restricted Share Award for Executive Officers.

Each of the following exhibits is filed herewith:

8.1	List of Subsidiaries of Genesis Lease Limited.
12.1	Certification of John McMahon pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Alan Jenkins pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of John McMahon pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Alan Jenkins pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

Ex-2

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENESIS LEASE LIMITED
By: /s/ John McMahon John McMahon President and Chief Executive Officer

Dated: April 2, 2007