Form 20-F
period 2007-12-31
Genesis Lease LTD
filed 2008-03-10
CIK 1369824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number    1-33200

GENESIS LEASE LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

4230 Atlantic Avenue
Westpark
Shannon
Co. Clare, Ireland

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

36,069,069 Common Shares, par value of $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes           No

If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

This Annual Report contains forward-looking statements that involve risks and uncertainties. These statements include forward-looking statements both with respect to us specifically and the aircraft leasing industry generally. Statements that include the words ‘‘expect,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘believe,’’ ‘‘project,’’ ‘‘anticipate,’’ ‘‘will,’’ and similar statements of a future or forward-looking nature identify forward-looking statements. The forward-looking statements contained in this Annual Report are based on management’s current expectations and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to, those described under Item 3.D. ‘‘Risk Factors’’ and elsewhere in this Annual Report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

We acquired our initial portfolio of 41 commercial jet aircraft (the ‘‘initial portfolio’’) from affiliates of General Electric Company (‘‘GE’’) on December 19, 2006, with the net proceeds of our initial public offering (‘‘IPO’’), a private placement of shares to GE (the ‘‘private placement’’) and the issuance of aircraft lease-backed notes in a securitization transaction (the ‘‘securitization’’). Since our IPO, we have increased our portfolio from 41 to 53 aircraft through acquisitions from affiliates of GE and from independent airlines in purchase-leaseback transactions.

Unless the context requires otherwise, when used in this Annual Report, (1) the term ‘‘Company’’ refers only to Genesis Lease Limited, (2) the terms ‘‘Genesis,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer to Genesis Lease Limited and its subsidiaries, including Genesis Funding Limited (‘‘Genesis Funding’’) and Genesis Acquisition Limited (‘‘Genesis Acquisition’’), (3) ‘‘GECAS’’ refers to GE Commercial Aviation Services Limited, together with its subsidiaries, (4) our ‘‘predecessor’’ refers to the combination of the 41 aircraft included in our initial portfolio from the date that each aircraft was acquired by an affiliate of GE, as such aircraft were owned by affiliates of GE until the completion of our IPO on December 19, 2006, (5) all references to our shares refer to our common shares held in the form of American Depositary Shares, (‘‘ADSs’’), (6) all percentages and weighted averages of the aircraft in our portfolio have been calculated using the lower of mean or median half life appraised base values as of June 30, 2007, except for four new aircraft that were delivered to us between July and September 2007, whose appraised base values have been calculated as of the date of manufacture, and (7) percentages may not total due to rounding.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

The following selected unaudited financial data is derived from our combined and consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’), and should be read in conjunction with, and is qualified by reference to, Item 5. ‘‘Operating and Financial Review and Prospects and our combined and consolidated financial statements and related notes thereto included in Item 18. Financial Statements’’ in this Annual Report.

	Combined	Combined	Combined	Combined and Consolidated	Consolidated
	Years Ended December 31,
	2003	2004	2005	2006	2007
	(USD in thousands, except share and per share data)
Revenues
Rental of Flight Equipment	$80,118	$99,414	$117,861	$153,187	$181,333
Other income	—	—	—	—	6,771
Total revenue	80,118	99,414	117,861	153,187	188,104
Expenses:
Depreciation	29,321	35,005	42,462	51,398	62,259
Interest	25,700	28,680	34,995	46,026	55,236
Maintenance expense	48	1,019	1,989	2,327	1,073
Selling, general and administrative	1,283	2,400	3,144	7,312	20,991
Other expenses	—	—	—	—	3,337
Total operating expenses	56,352	67,104	82,590	107,063	142,896
Income Before Taxes	23,766	32,310	35,271	46,124	45,208
Provision for income taxes	7,328	14,892	13,900	17,367	6,053
Net Income	$16,438	$17,418	$21,371	$28,757	$39,155

We calculate our earnings per share in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) 128, Earnings per share. Basic net earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted net earnings per share reflects the dilution potential that could occur if securities or other contracts to issue common shares were exercised resulting in the issuance of common shares that then shared in our net income.

The shares used in the computation of our basic and diluted net earnings per shares are as follows:

	2006	2007
Weighted average number of shares outstanding:
Basic	1,116,296	35,859,164
Diluted	1,118,050	35,867,105

We have presented pro forma basic and diluted net earnings per share amounts for the year ended December 31, 2006 for the number of shares that we issued in our IPO and in the subsequent exercise of the over-allotment option as if the IPO and the exercise of the over-allotment option had occurred on January 1, 2006.

The shares used in our pro forma earnings per share are as follows:

2006
Pro forma weighted average number of shares outstanding:
Basic	36,038,676
Diluted	36,041,416

The following tables present the earnings per share calculated on both an actual full year and a pro forma basis, as set out in the following table as follows:

	2006	2007
Net earnings per share:
Basic	$25.76	$1.09
Diluted	$25.72	$1.09
	2006
Pro forma net earnings per share:
Basic	$0.80
Diluted	$0.80

	As of December 31,
	2003	2004	2005	2006	2007
	(USD in thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$—	$26,855	$30,101
Restricted cash	—	—	—	15,471	32,982
Total assets	790,544	936,918	1,082,997	1,316,058	1,675,169
Long-term debt	—	—	—	810,000	1,050,961
Total liabilities	58,791	92,115	101,006	839,383	1,132,830
GE net investment	731,753	844,803	981,991	—	—
Total shareholders’ equity	—	—	—	476,675	542,339
Total liabilities and GE net investment/shareholders’ equity	790,544	936,918	1,082,997	1,316,058	1,675,169

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

Risks Related to Our Financial Information

The historical financial information included in this Annual Report for periods prior to December 19, 2006, the completion of our IPO, does not reflect the financial condition, results of operations or cash flows we would have achieved during the periods presented as a stand-alone company, and therefore may not be a reliable indicator of our future financial performance or ability to pay dividends.

We completed our IPO and commenced independent operations on December 19, 2006. As a result, we have a limited independent operating history, and our prospects and ability to pay dividends must be considered in light of the risks, expenses and difficulties frequently encountered when any new business is formed. The historical financial information included in this Annual Report for periods prior to December 19, 2006, the completion of our IPO, does not reflect the financial condition, results of operations or cash flows that we would have achieved as a stand-alone company during the periods presented or that we will achieve in the future. This is primarily a result of the following factors:

•	The historical combined financial information included in this Annual Report for periods prior to our IPO does not reflect our ongoing cost structure, management, financing costs or business operations. Instead, this combined financial information represents the combination of results attributable to some of the aircraft included in our initial portfolio of 41 aircraft as owned, managed, financed and operated by GECAS and its affiliates. Following our acquisition of the initial portfolio, the cost of financing and operating these aircraft has changed due to:

•	the fact that the historical financial information for periods prior to the completion of our IPO reflects allocations of corporate expenses from affiliates of GE and GECAS to our initial portfolio. These allocations are different from the comparable expenses we incur as a stand-alone public company due to a number of factors, including the likelihood that we are not able to realize economies-of-scale and negotiating leverage achieved by GE and GECAS;

•	the need for additional personnel and service providers to perform services previously provided by GECAS and other affiliates of GE; and

•	legal, accounting, compliance and other costs associated with being a public company with listed equity, including compliance with the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE; and

•	the fact that the historical combined financial information prior to our IPO reflects only the number of aircraft included in our initial portfolio owned by affiliates of GE for the periods or as of the dates specified therein, rather than all of the aircraft currently included in our portfolio.

•	Our predecessor’s working capital requirements were satisfied as part of GE’s corporate-wide cash management policies. Although we have access to a credit facility for the acquisition of additional aircraft, we may not be able to obtain financing on terms as favorable as our predecessor obtained from or through GE and our cost of debt will likely be higher.

•	The depreciation of capitalized major maintenance costs and our maintenance expenses are higher than reflected in the historical financial information due to the aging of our aircraft.

•	Our effective tax rate is lower than our predecessor’s as a result of our tax residency in Ireland. Our cash tax payments are also lower as a result of our ability to depreciate aircraft under Irish tax law over eight years, which is a more accelerated rate than our predecessor used to depreciate aircraft under U.S. tax law.

Our subsidiaries in many cases have owned their aircraft prior to our acquisition of them and may have unknown contingent liabilities that we may be required to fund.

There is a risk that our subsidiaries, many of which have owned their aircraft in our portfolio prior to our acquisition of such subsidiaries, could have material contingent liabilities that are unknown to us and that were incurred by third parties from operating and leasing the aircraft in our portfolio or for other reasons.

Affiliates of GE, from which we acquired certain aircraft in our portfolio, have made representations and warranties relating to:

•	the existence of a valid and final transfer of the beneficial interests of entities that hold the aircraft or entities that hold the beneficial interests of any such entities and that were sold to us by affiliates of GE;

•	the title of our aircraft-owning subsidiaries to the applicable aircraft; and

•	the lack of additional liabilities of our aircraft-owning subsidiaries or liens on the aircraft other than disclosed to us or otherwise permitted.

These representations and warranties are subject to time limits. If a liability arises and we are called on to pay it but are not able to recover any amount from the sellers for such liability, our liquidity could decrease significantly and we may be unable to pay dividends to our shareholders.

Risks Related to Our Dividend Policy

We may not be able to pay or maintain dividends on our shares. The failure to do so would adversely affect the trading price of our shares.

There are a number of factors that could affect our ability to pay dividends, including, but not limited to, the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our inability to refinance the notes that we have issued in the securitization before December 2011, when we will be required to apply all available cash flow from our initial portfolio to repay the principal amount thereof on a monthly basis;

•	our inability to make acquisitions of additional aircraft that are accretive to cash flow;

•	our inability to renew, extend or repay our senior credit facility before April 2010 and to comply with the covenants in our senior credit facility, which could prevent Genesis Acquisition from making any distributions to us;

•	application of funds to make and finance acquisitions of aircraft and other aviation assets;

•	our inability to make acquisitions of additional aircraft that are accretive to cash flow;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	unexpected or increased fees and expenses payable under our agreements with GECAS and its affiliates and other service providers;

•	poor performance by GECAS and its affiliates and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to modify or revoke its policy to distribute a portion of our cash flow available for distribution;

•	restrictions imposed by our financing arrangements, including under the notes issued in the securitization, our credit facility and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	changes in Irish tax law, the tax treaty between the United States and Ireland (the ‘‘Irish Treaty’’) or our ability to qualify for the benefits of such treaty;

•	cash reserves established by our board of directors;

•	restrictions under Bermuda law on the amount of dividends that we may pay; and

•	the other risks discussed under this Item 3.D. ‘‘Risk Factors.’’

The failure to maintain or pay dividends may adversely affect the trading price of our shares. See Item 8. ‘‘Financial Information.’’

We are a holding and a financing company and rely on our subsidiaries to provide us with funds necessary to meet our financial obligations and pay dividends.

We are a holding and a financing company and our principal asset is the equity interests we hold in our subsidiaries that hold our aircraft. As a result, we depend on dividends and other payments from these subsidiaries and from any other subsidiaries through which we may conduct operations in the future, to generate the funds necessary to meet our financial obligations and to pay dividends on our shares. The subsidiaries that hold our aircraft are legally distinct from us and are significantly restricted from paying dividends or otherwise making funds available to us pursuant to agreements governing our indebtedness. Any other subsidiaries through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted from paying dividends or otherwise making funds available to us under certain conditions. Our subsidiaries will generally be required to service their debt obligations before making distributions to us, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs.

Commencing December 2011, Genesis Funding will be required to apply all of its available cash flow to repay the principal of the securitization notes. If Genesis Funding’s debt service coverage ratio (as defined in the indenture for the securitization notes) is less than 1.80 to 1.00 on any two consecutive monthly payment dates occurring between November 2009 and November 2011, Genesis Funding will be required to apply all of its available cash flow to repay the principal of the securitization notes. If Genesis Funding has not refinanced the notes prior to being required to apply all available cash flow to repay the principal amount of the notes, then the cash flow from the aircraft in our initial portfolio of 41 aircraft will not be available to us to pay dividends or to finance acquisitions of additional aircraft.

The commitments under our credit facility are available until April 2010, at which time Genesis Acquisition will have the option to convert any outstanding amount under the credit facility to a term loan with a two-year maturity. If Genesis Acquisition does not exercise this option, then the outstanding amount under the credit facility at such time will be due on such date. In addition, if Genesis Acquisition’s ratio of earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’) to interest expense for any trailing period of three consecutive months fails to exceed 1.1, then Genesis Acquisition will be required to apply all of its available cash flow to repay any outstanding principal under the credit facility.

We own aircraft through subsidiaries, and our rights to our aircraft are structurally subordinated to the rights of the creditors of those subsidiaries.

Our rights to the aircraft owned by our subsidiaries are structurally subordinated to the rights of the creditors of these subsidiaries. This means that the creditors of our subsidiaries will be paid from their assets, including all of our aircraft and other aviation assets, before we would have any claims to those assets.

Other Risks Related to Our Business

Under our current business model, we will need additional capital to finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all, which may limit our ability to grow and compete in the aviation market.

Our liquidity needs include the financing of acquisition of additional aircraft and other aviation assets that we expect will drive our growth. We plan to finance acquisitions through borrowings under our credit facility and additional equity and debt offerings, which may include securitizations of our aircraft and other leases.

Our ability to execute our business strategy to acquire these additional assets depends to a significant degree on our ability to access debt and equity capital markets. Our access to these markets will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital, the cost of capital in debt and equity markets and the relative attractiveness of alternative investments. Recent turmoil in the financial markets caused by losses related to sub-prime lending has caused banks and financial institutions to decrease the amount of capital available for lending. If we are unable to raise funds through debt and equity capital markets on terms that are acceptable to us, then we may be unable to implement our growth strategy of making acquisitions of additional aircraft and other aviation assets that are accretive to cash flow. Further, if additional capital is raised through the issuance of additional equity securities, the ownership interest of our existing common shareholders would be diluted.

Unforeseen difficulties and costs associated with the acquisition, financing and/or management of our aircraft portfolio and other aviation assets could reduce or prevent our future growth and profitability.

Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. There is currently high market demand for certain aircraft, and we may encounter difficulties in acquiring aircraft on favorable terms or at all, including increased competition for assets, which could reduce our acquisition opportunities or cause us to pay higher prices. A significant increase in market interest rates would make it more difficult for us to make accretive acquisitions that would increase our distributable cash flows. Any acquisition of aircraft or other aviation assets may not be profitable to us after the acquisition and may not generate sufficient cash flow to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and cash flows, including risks that we may:

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

Unlike new aircraft, existing aircraft typically do not carry warranties as to their conditions (although certain manufacturer warranties may still be effective and assignable when the aircraft is purchased). Although we may inspect an existing aircraft and its documented maintenance, usage, lease and other records prior to acquisition, such an inspection normally would not provide us with as much knowledge of an aircraft’s condition as we would have if it had been built for us. In addition, we may not have the opportunity to inspect each aircraft that we acquire. Repairs and maintenance costs for existing aircraft are difficult to predict and generally increase as aircraft age and may have been adversely affected by prior use. These costs could decrease our cash flow and reduce our liquidity and our ability to pay regular dividends to our shareholders.

The death, incapacity or departure of senior management could harm our business and financial results.

Our future success depends to a significant extent upon our chief executive officer, John McMahon, our chief financial officer, Alan Jenkins, and our chief commercial officer, Cian Dooley. Mr. McMahon has substantial experience in the aviation industry, and his continued employment is crucial to the development of our business strategy and to the growth and development of our business. Mr. Jenkins and Mr. Dooley also have significant experience in the aviation industry on which we depend. If Mr. McMahon, Mr. Jenkins or Mr. Dooley were to die, become incapacitated for a short or long period, or leave our company, we may not be able to replace each of them, respectively, as the case may be, with another chief executive officer, chief financial officer or chief commercial officer with equivalent talent and experience, and our business, prospects, financial condition, results of operations and cash flows may suffer. Because we have a limited staff, the impact of any of Mr. McMahon’s, Mr. Jenkins’s or Mr. Dooley’s departure could be severe to our business.

We are subject to financial and other reporting and corporate governance requirements that may be difficult for us to satisfy.

Upon the completion of our IPO, we became obligated to file with the SEC periodic reports that are specified in Section 13 of the Securities Exchange Act of 1934, and we are required to ensure that we have the ability to prepare financial statements that are compliant with all SEC reporting requirements on a timely basis. Upon completion of our IPO, we also became subject to requirements of the NYSE and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder applicable to foreign private issuers, which impose significant compliance obligations upon us. Pursuant to such obligations we are required to, among other things:

•	prepare periodic reports, including financial statements, in compliance with our obligations under U.S. federal securities laws and NYSE rules;

•	maintain effective internal controls over financial reporting and disclosure controls and procedures;

•	establish an investor relations function; and

•	establish internal compliance policies, such as those relating to insider trading.

If we fail to implement the requirements with respect to our internal accounting and audit functions, then our financial statements could contain material misstatements or omissions, we could have material weaknesses in our internal controls over financial reporting and our financial statements may not be published in a timely fashion, any of which could cause investors to lose confidence in our financial reporting and have an adverse effect on the trading price of our shares.

Risks Related to Our Indebtedness

We may not be able to refinance the notes issued by Genesis Funding or renew, extend or repay our senior credit facility on favorable terms or at all, which may require us to seek more costly or dilutive financing for our investments or to liquidate assets.

We currently intend to refinance the notes issued by Genesis Funding in the securitization through a further securitization or other long-term financing prior to December 2011, five years after the completion of our IPO after which we will be required to apply all of the available cash flow from our initial portfolio to repay the principal thereon. The commitments under our credit facility are available until April 2010, at which time the outstanding amount under the credit facility will be due for repayment, unless we exercise the option to convert any outstanding amount under the credit facility to a term loan with a two-year maturity. We bear the risk that we will not be able to refinance our existing indebtedness on favorable terms or at all. The inability to refinance our securitization indebtedness or our credit facility may require us to seek more costly or dilutive financing for our aircraft or to liquidate assets. If we are not able to refinance indebtedness to repay the principal thereon and, as a result, excess cash available for dividends is reduced or eliminated, then our ability to continue paying dividends to our shareholders will be adversely affected if we have not developed sufficient additional sources of cash flow to replace the cash flows that will be applied to such principal amortization.

We are subject to risks related to our indebtedness that may limit our operational flexibility and our ability to pay dividends on our shares.

Our credit facility and the terms of the notes issued in the securitization subject us to certain risks and operational restrictions, including:

•	our aircraft leases and several of our aircraft serve as collateral for our credit facility or the notes issued in the securitization, the terms of which restrict our ability to sell aircraft and require us to use proceeds from sales of aircraft, in part, to repay amounts outstanding under those notes;

•	we are required to dedicate a significant portion of our cash flow from operations to debt service payments, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs;

•	restrictions on our subsidiaries’ ability to distribute excess cash flow to us under certain circumstances;

•	lessee, geographical and other concentration limits on flexibility in leasing our aircraft;

•	requirements to obtain policy provider consents and rating agency confirmations for certain actions; and

•	restrictions on our ability to incur additional debt, create liens on assets, sell assets, make freighter conversions and make certain investments or capital expenditures.

The restrictions described above may impair our ability to operate and to compete effectively with our competitors. Similar restrictions may be contained in the terms of future financings that we may enter into to finance our growth, including our credit facility.

The notes issued in the securitization and our credit facility are subject to interest rate risk, which could impair our ability to pay dividends to you.

The notes that Genesis Funding issued in the securitization and Genesis Acquisition’s credit facility have floating interest rates, which subjects us to the risk of an increase in interest rates and to the risk that our cash flows may be insufficient to make scheduled interest payments on the notes and the credit facility if interest rates were to increase. In addition, some of our leases have lease rentals that are tied to six-month LIBOR. To limit the risks of interest rate fluctuations, we have entered into interest rate swaps or other interest rate hedging arrangements. If any counterparty to the interest rate hedging arrangements were to default on its obligations, then a mismatch in the floating rate interest obligations and fixed rate lease payments may arise. This could impair both Genesis Funding’s and Genesis Acquisition’s ability to make distributions to us, which could, in turn, adversely affect our ability to meet our financial obligations and pay dividends to our shareholders.

Risks Related to Our Relationships with GECAS, Its Affiliates and Other Service Providers

We depend on GECAS to service our portfolio and additional aircraft that we acquire in the future.

We were formed in 2006 and had thirteen permanent employees as of December 31, 2007, as well as seven consultants who work with us on a contract basis. Our business strategy involves outsourcing our servicing and remarketing of aircraft to GECAS. Our initial business operations consisted of owning and leasing a portfolio of aircraft acquired from affiliates of GE. These aircraft assets were previously owned, managed and leased by GE and its affiliates as part of their larger aircraft leasing enterprise. We do not have the same infrastructure as GECAS to support these aircraft assets, and we continue to rely on GECAS for the servicing of our aircraft. Pursuant to our servicing agreements, GECAS provides us with a variety of services, including collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases, enforcing rights against lessees, remarketing aircraft for re-lease or sale and other aircraft-related services. GECAS has a high level of autonomy in its servicing of our aircraft, and our operational success, revenues, aircraft and lease related costs and ability to execute our growth strategy depend significantly on GECAS’s satisfactory performance of these services. GECAS’s failure to perform these services satisfactorily would significantly impair our ability to maximize our lease or sale income, monitor our lessees’ compliance with their lease obligations and/or comply with our contractual obligations under our leases. Our rights to terminate the servicing agreements are limited. In particular, we have no right to terminate GECAS as servicer simply because it is performing unsatisfactorily. See ‘‘— Even if we are dissatisfied with GECAS’s performance, there are only limited circumstances under which we will be able to terminate the servicing agreements and we may not terminate the servicing agreement for our initial portfolio without the prior written consent of the policy provider.’’

GECAS is not obligated to service all aircraft that we acquire in the future. The servicing agreements provide that GECAS may decline to accept newly acquired aircraft for servicing for a number of specified reasons. See Item 10.C. ‘‘Additional Information — Material Contracts — Servicing Agreements.’’ For example, GECAS may decline to service an aircraft if a bank lender that finances such aircraft imposes conditions on the servicing of such aircraft to which GECAS does not agree. If GECAS declines to service any aircraft we acquire in the future, we will need to find a replacement servicer for such aircraft. The quality of any replacement services may not be as high or provided on terms as favorable as the terms currently offered by GECAS.

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

GECAS’s obligation to provide us with opportunities to purchase additional aircraft or other aviation assets under our business opportunities agreement is limited, and GECAS may compete with us for such acquisitions.

We have entered into a business opportunities agreement with GECAS which is designed to lead to additional opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered to us directly by GECAS. However, GECAS generally is free to decide whether to make offers to sell aircraft to the aircraft finance industry generally, whether to sell us any aircraft that we offer to purchase and whether to provide us with access to any opportunities to purchase aircraft from other sources. Although we intend to source aircraft purchases on our own, our resources are significantly less than those of GECAS. Competition from GECAS or the ability of other parties to negotiate more favorable terms with GECAS or other sources of opportunities presented to us may adversely affect our business and growth prospects.

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

Under the terms of our servicing agreements with GECAS, we are not entitled to be informed of all conflicts of interest involving GECAS and are limited in our right to replace GECAS because of conflicts of interest. Any replacement servicer may not provide the same quality of service or may not afford us terms as favorable as the terms currently offered by GECAS. Moreover, in certain situations we may incur duplicative servicing fees for services we obtain when there is a conflict of interest. If GECAS, as the servicer, makes a decision that is adverse to our interests, our business, financial condition, results of operations and cash flows could suffer. See ‘‘— Even if we are dissatisfied with GECAS, there are only limited circumstances under which we will be able to terminate the servicing agreements and we may not terminate the servicing agreement for our initial portfolio without the prior written consent of the policy provider.’’

Conflicts may also arise when GECAS decides to whom it will offer the opportunity to acquire an aircraft. Although GECAS has agreed under the business opportunities agreement to notify us of any offers that it makes to sell commercial jet aircraft to the aircraft finance industry generally, GECAS is not required to sell us any aircraft that we offer to purchase or to provide us with opportunities that become available to GECAS from other sources. Accordingly, GECAS may decide to purchase aircraft for itself or favor other managed entities that are interested in purchasing aircraft that become available from other sources. See ‘‘— GECAS’s obligation to provide us with opportunities to purchase additional aircraft or other aviation assets under our business opportunities agreement is limited, and GECAS is not prevented from competing with us for such acquisitions.’’

We may compete with GECAS for acquisitions and dispositions of aircraft as well as the re-leasing of our aircraft that are not serviced by GECAS.

We may compete with GECAS in the market for aircraft acquisitions and dispositions and in re-leasing any of our aircraft that GECAS does not service. Currently, GECAS manages a fleet of approximately 1,450 aircraft owned by its affiliates and nearly 300 aircraft owned by other entities and thus has considerably greater scale than we have. GECAS also has extensive information about our business and operations as a result of the continued servicing of our aircraft, including access to sensitive competitive information such as lease and aircraft pricing, whereas we do not have access to similar information with respect to GECAS. In addition, GECAS has significantly greater financial resources than we have. As a result, we are likely to be at a competitive disadvantage to GECAS as we seek to acquire or dispose of aircraft or to re-lease any of our aircraft that GECAS does not service.

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

Under our servicing agreements with GECAS, in many cases we may not have the right to recover damages from GECAS for unsatisfactory performance. In addition, although GECAS is subject to standards of care and conflicts as provided in the servicing agreements, GECAS is not contractually responsible for:

•	the transfer of aircraft, leases or other assets to our company;

•	determining the adequacy of the terms of any aircraft lease, including rent payments or security deposits;

•	determining the reliability or creditworthiness of any lessee; or

•	our compliance with the terms of our agreements with other parties, including the indenture for the securitization and our credit facility.

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

•	GECAS ceases to be at least majority-owned directly or indirectly by General Electric Capital Corporation, or GE Capital, or its ultimate parent, GE;

•	GECAS fails in any material respect to perform any material services under the servicing agreements which results in liability of GECAS due to its gross negligence or willful misconduct (including willful misconduct constituting fraud) in respect of its obligation to apply the standard of care or conflicts standard in respect of performance of the services in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS fails in any material respect to perform any material services under the servicing agreements in accordance with the standard of care or the conflicts standard in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS, GE Capital or GE becomes subject to bankruptcy or insolvency proceedings;

•	with respect to the master servicing agreement, we have insufficient funds for the payment of certain dividends while a significant portion of our available aircraft remain off-lease for a specified period;

•	with respect to the servicing agreement for our initial portfolio, we have insufficient funds for the payment of interest on the notes for a period of at least 60 days;

•	with respect to the servicing agreement for our initial portfolio, at least 15% of the number of aircraft assets remain off-lease but available for re-lease for a period of at least three months following specified events set forth in the trust indenture; or

•	with respect to the servicing agreement for our initial portfolio, without limiting GECAS’s rights under the security trust agreement, GECAS takes any steps for the purpose of processing the appointment of an administrative receiver or the making of any administrative order or for instituting a bankruptcy, reorganization, arrangement, insolvency, winding up, liquidation, composition or any similar proceeding under the laws of any jurisdiction with respect to any person in the Genesis Funding, and any of its subsidiaries, or any of the aircraft assets.

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

GECAS may resign under any servicing agreement with respect to all aircraft serviced thereunder or any affected aircraft, as the case may be, if it reasonably determines that directions given, or services required, would, if carried out, be unlawful under applicable law, be in violation of any GE corporate policy regarding business practices or legal, ethical or social matters, be likely to lead to an investigation by any governmental authority of GECAS or its affiliates, expose GECAS to liabilities for which, in GECAS’s good faith opinion, adequate bond or indemnity has not been provided or place GECAS in a conflict of interest with respect to which, in GECAS’s good faith opinion, GECAS could not continue to perform its obligations under the servicing agreements with respect to all serviced aircraft or any affected aircraft, as the case may be (but with respect to the foregoing circumstances, GECAS may resign only with respect to the affected aircraft). Whether or not it resigns, GECAS is not required to take any action of the foregoing kind. GECAS may also resign if it becomes subject to taxes for which we do not indemnify GECAS. GECAS’s decision to resign under any servicing agreement would significantly impair our ability to re-lease or sell our aircraft and service our leases.

We rely extensively on third-party service providers for certain administrative, accounting and other services.

We outsource significant administrative, accounting and other tasks to third-party service providers. These tasks include:

•	assisting with the management of our subsidiaries

•	the administration of the securitization;

•	providing financial information in connection with the maintenance of our accounting ledgers;

•	assisting in the preparation of quarterly and annual financial statements;

•	coordinating cash management and certain other treasury functions;

•	assisting in the preparation of reports to investors and to the SEC;

•	arranging for the preparation of and filing of all required tax returns;

•	administering payrolls; and

•	assisting with investor relations.

We may outsource other services that we may identify in the future. We also rely extensively on GECAS to service our aircraft.

Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services. Any service provider’s failure to perform its obligations would harm our ability to perform the functions listed above.

The terms of certain agreements with GECAS and other affiliates of GE were negotiated without independent assessment on our behalf, and these terms may be less advantageous to us than if they had been the subject of arm’s-length negotiations.

In connection with our IPO, we entered into various agreements with GECAS and other affiliates of GE that effected the transactions relating to our formation, the securitization, the acquisition of our initial portfolio and our ongoing operations and business. Although the pricing and other terms of these agreements were reviewed by our management and our board of directors, they were determined by GE-affiliated entities in the overall context of our IPO and the related transactions. As a result, provisions of these agreements may be less favorable to us than they might have been had they been the result of arm’s-length transactions among unaffiliated third parties.

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

The aviation leasing and sales industry has experienced periods of aircraft oversupply and undersupply. The oversupply of a specific type of aircraft or other aviation asset in the market is likely to depress lease rates for, and the value of, that type of asset. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:

•	passenger air travel and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	operating costs, availability of jet fuel and general economic conditions affecting our lessees’ operations;

•	governmental regulation, including new airworthiness directives and environmental regulations;

•	interest rates;

•	airline restructurings and bankruptcies;

•	cancellations of orders for aircraft;

•	delays in delivery by manufacturers:

•	availability of credit;

•	manufacturer production levels and technological innovation;

•	retirement and obsolescence of aircraft models;

•	manufacturers merging or exiting the industry or ceasing to produce aircraft or engine types;

•	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;

•	reintroduction into service of aircraft or engines previously in storage; and

•	airport and air traffic control infrastructure constraints.

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

In addition to factors linked to the aviation industry generally, other factors that may affect the value and achievable lease rates of our aircraft and other aviation assets include:

•	the particular maintenance and operating history of the airframes and engines;

•	the number of operators using that type of aircraft or engine;

•	whether an aircraft or other aviation asset is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

•	the age of our aircraft and other aviation assets;

•	airworthiness directives and service bulletins;

•	aircraft noise and emission standards;

•	any tax, customs, regulatory and other legal requirements that must be satisfied when an aircraft is purchased, sold or re-leased;

•	compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type; and

•	decreases in the creditworthiness of our lessees.

Any decrease in the values of and achievable lease rates for commercial aircraft or other aviation assets that may result from the above factors or other unanticipated factors may have a material adverse effect on our financial results and growth prospects and our ability to meet our debt obligations and to pay dividends.

Some of the aircraft in our portfolio have been damaged and subsequently repaired.

Some of the aircraft in our portfolio have been damaged. Even though these aircraft have been repaired, we may not be able to resell or re-lease such aircraft on terms as favorable as those for an aircraft that has not been damaged.

The advent of superior aircraft technology could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects and our ability to compete in the marketplace.

As manufacturers introduce technological innovations and new types of aircraft, including the Boeing 787 Dreamliner and the Airbus A350 XWB (currently scheduled to enter service in 2009 and 2013, respectively) and potential replacement types for the Boeing 737 and Airbus A320 families of aircraft, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees. In addition, although all of the aircraft in our portfolio are Stage 3 noise-compliant, the imposition of more stringent noise or emissions regulations may make certain of our aircraft less desirable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge.

Our operational costs will increase as our aircraft age, which will adversely affect the amounts available to pay dividends.

As of December 31, 2007, the weighted average age of the 53 aircraft in our portfolio was 6.0 years. In general, the cost of redelivering an aircraft under a lease, including maintenance and modification expenditures, increases with the age of the aircraft. The costs of converting an aging passenger aircraft to a cargo aircraft are also substantial. The incurrence of these greater expenses as our fleet ages could adversely affect our ability to pay dividends.

The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.

Of the aircraft in our portfolio, approximately 36% are Airbus A320-200 aircraft, approximately 33% are Boeing 737-800 aircraft and approximately 31% are various other aircraft. If any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio. In addition, the abandonment or rejection of the lease of any of the types of aircraft listed above by one or more carriers in reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code or comparable statutes in non-U.S. jurisdictions may diminish the value of such aircraft and will subject us to re-leasing risks.

We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.

The leasing and remarketing of commercial jet aircraft is highly competitive. As the exclusive servicer of our aircraft, GECAS competes in leasing, re-leasing and selling our aircraft with other aircraft leasing companies, including International Lease Finance Corporation (ILFC), AerCap, Aircastle, Aviation Capital Group, AWAS, Babcock & Brown Aircraft Management, Babcock & Brown Air Limited, Boeing Capital, CIT Aerospace, Macquarie Aircraft Leasing, RBS Aviation Capital and BOC Aviation (formerly Singapore Aircraft Leasing Enterprise), among others. We also may encounter competition from other entities that selectively compete with us, including:

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

Competition in the purchase and sale of used aircraft is based principally on the availability of used aircraft, price, the terms of the lease to which an aircraft is subject and the creditworthiness of the lessee. When we decide to dispose of an aircraft, GECAS, as our servicer, will arrange the disposition pursuant to the terms of the servicing agreements for that used aircraft. In doing so, GECAS will compete with the aircraft leasing companies listed above, as well as with the other types of entities described above and other investors. GECAS is not required to assist us in the purchase of used aircraft, and therefore we also will compete with GECAS when seeking to acquire used aircraft.

Some of our competitors, such as Aercap, Aircastle, and Babcock & Brown Air Limited are newly public companies with acquisitive growth strategies similar to ours, and their entrance into the market for leasing and marketing of commercial jet aircraft may further intensify competition for acquisitions.

If demand for leased aircraft does not increase, we may not be able to expand our business.

Over the past 20 years, the world’s airlines have leased a growing proportion of their aircraft. According to market data, the proportion of the global fleet under operating lease has increased from 17% in 1990 to more than 30% in recent years. Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. If, however, the aggregate demand for leased aircraft does not expand, then we may be unable to implement our growth strategy through aircraft acquisitions. Failure to expand our aircraft portfolio would impair our ability to sustain our revenues or support our expected dividend payments.

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

In addition, aircraft in our portfolio and any other aircraft and other aviation assets that we acquire in the future are expected to be under operating leases that are subject to periodic review for impairment for accounting purposes. We believe the carrying value of the aircraft in our portfolio is currently recoverable through the cash flows expected to result from their use and eventual disposition. However, if these expected cash flows are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, other market conditions and residual values, then we may be required to recognize material impairment charges that would reduce our net earnings or increase our net losses. Under U.S. GAAP, once an impairment results in a reduction to the carrying value of an asset, the carrying value of such asset cannot thereafter be increased.

Aircraft liens could impair our ability to repossess, re-lease or resell the aircraft.

In the normal course of business, liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, landing charges, crew wages, repairers’ charges, salvage or other obligations are likely, depending on the laws of the jurisdictions where aircraft operate, to attach to the aircraft (or, if applicable, to the engines separately). The liens may secure substantial sums that may, in certain jurisdictions or for limited types of liens (particularly fleet liens), exceed the value of any particular aircraft to which the liens have attached. Until they are discharged, the liens described above could impair our ability to repossess, re-lease or resell our aircraft.

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

We cannot assure you that all lessees will comply with the registration requirements in the jurisdictions where they operate.

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

It may be difficult or impossible to obtain title to one of the aircraft in our portfolio upon a bankruptcy or default by its owner and manager.

One of the aircraft in our portfolio (with a net book value of $35.7 million as of December 31, 2007) is on lease to a lessee based in Japan. Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to permit the registration of this aircraft in Japan, legal title to the aircraft is held by a third-party Japanese corporation owned and managed by one of the major trading companies in Japan. However, beneficial ownership of the aircraft is effectively held by an entity in which the beneficial interest is held by us. Title to this aircraft will be transferred under the terms of a conditional sales agreement to such entity upon payment by such entity to the third-party Japanese owner of remaining installment in the amount of one U.S. dollar on the date the lease of the aircraft expires or any earlier date elected by such entity provided that (1) there is no continuing default by such entity and certain representations and warranties of such entity remain true and accurate and (2) the third-party Japanese owner is indemnified by the lessee for costs and taxes that arise as a result of the title transfer. Because Genesis Funding has not relinquished control over the aircraft upon transfer of the aircraft’s title to the Japanese entity, as evidenced by the one dollar purchase option in the conditional sale agreement which is exercisable at any time, and has retained all of the risks and rewards of ownership of the aircraft, Genesis Funding has not recognized this transaction as a sale for accounting purposes and continues to recognize the aircraft as ‘‘Flight equipment under operating lease’’ in the financial statements.

While these liabilities are the responsibility of the lessee, if they are not paid, the entity holding the beneficial interest may effectively have to pay such amounts in order for title to be transferred. Under the conditional sale agreement, Genesis Funding effectively holds the beneficial ownership interest of the aircraft, including all of the risks and rewards of ownership and has full control over the leasing of the aircraft to the lessee, but full liability to the Japanese title owner with respect to the aircraft if the lessee does not perform its indemnity or other obligations. The obligation of the third-party Japanese owner to transfer title to such entity is secured by a mortgage over the leased aircraft and a share pledge over the entire share capital of the third-party Japanese owner, each in favor of such entity. Although the conditional sale agreement provides for title to transfer automatically, a bill of sale may be required to legally effect such transfer of title. There may be tax related considerations or issues relating to the validity of the method of title transfer depending on the location of the aircraft (and the related engines) at the time of transfer that may need to be considered at the time of transfer and which may affect the decision as to when to transfer title. It is also possible that the Japanese title owner or its manager parent company could breach its obligation to provide a bill of sale to document properly the title transfer to Genesis Funding, which could also result in possible impairment of our ability to obtain such evidence of title to the aircraft in a timely fashion or at all.

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

We cannot assure you that, in the event that a lessee defaults under a lease, any security deposit paid or letter of credit provided by the lessee will be sufficient to cover the lessee’s outstanding or unpaid lease obligations and required maintenance expenses, or be sufficient to discharge liens that may have attached to our aircraft.

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

Emerging markets are countries which have developing economies that are vulnerable to business and political disturbances, such as significant economic instability, interest and exchange rate fluctuations, civil unrest, government instability and the nationalization or expropriation of private assets. The occurrence of any of these events in markets served by our lessees domiciled in emerging markets and the resulting instability may adversely affect our ownership interest in aircraft or the ability of lessees which operate in these markets to meet their lease obligations and these lessees may be more likely to default than lessees that operate in developed economies.

We may be required to purchase repossession insurance if GECAS re-leases any of our aircraft to lessees located in certain jurisdictions.

Under the servicing agreements, GECAS has broad discretion to re-lease aircraft to lessees around the world, subject to the concentration limits and other restrictions in the indenture. Under the indenture for the notes issued in the securitization, if an aircraft is leased to a lessee in certain specified jurisdictions (including, among others, Belarus, Bhutan, Kazakhstan and Mongolia) we may be required to purchase insurance to ensure our ability to repossess the aircraft. If GECAS re-leases any of our aircraft to lessees in these jurisdictions, our expenses may increase due to the need to purchase repossession insurance.

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

Our lessees’ failure to fund their maintenance requirements on our aircraft could significantly harm our revenues, cash flows and ability to pay dividends.

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

Aircraft leases often require specific licenses, consents or approvals. These include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft. Subsequent changes in applicable law or administrative practice may increase or otherwise modify these requirements. In addition, a governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft may not be forthcoming. Any of these events could adversely affect our ability to re-lease or sell aircraft, which would negatively affect our business, financial condition and results of operations.

Some of our leases provide the lessees with early termination rights.

Seventeen of the leases in our portfolio provide the lessees with early termination rights. We also could enter into leases in the future that provide lessees with early termination rights. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations and ability to pay dividends could be adversely affected. See Item 4.D. ‘‘Property, Plants and Equipment — Our Leases — Early Termination Rights.’’

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

European concentration.    Lease rental revenues from lessees based in Europe accounted for 33% of total rental revenues for the year ended December 31, 2007. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the development of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs.

Asian concentration.    Lease rental revenues from lessees based in Asia (including China and India) accounted for 37% of total rental revenues for the year ended December 31, 2007. There are significant obstacles to the development of Chinese and Indian airline industries, including continuing government control and regulation over the industry. In addition, India faces poor aviation infrastructure and continuing losses from operations due to overcapacity. If these difficulties persist or expand, the Chinese and Indian airline industries likely would experience a significant decrease in growth or restrictions on future growth.

North American concentration.    Lease rental revenues from lessees based in North America accounted for 16% of total rental revenues for the year ended December 31, 2007. During the past 15 years a number of North American passenger airlines filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. High labor costs, high fuel costs, the strength of labor unions in collective bargaining negotiations, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines.

The geographic classifications and revenue information for the lessees discussed above are based on the financial statements as of and for the year ended December 31, 2007 which are included at Item 18 in this Annual Report.

Risks Related to the Aviation Industry

The passenger aviation industry is inherently cyclical and a significant downturn in the industry would adversely impact our lessees’ ability to make payments to us, which would adversely affect our financial results and growth prospects.

The passenger aviation industry is inherently cyclical. The years 2001 through 2004 were characterized by falling demand and rising costs. This industry downturn was exacerbated by the terrorist attacks on September 11, 2001, prolonged military action in Iraq and Afghanistan, rising fuel prices, SARS and avian influenza. As a result, the global airline industry experienced significant financial losses. Many airlines, including some of our lessees, announced or implemented reductions in capacity, service and workforce. Additionally, many airlines sought protection under bankruptcy laws. The airline bankruptcies and the reduction in demand led to the grounding of significant numbers of aircraft and engines and the negotiation of reductions in lease rental rates, which depressed aircraft and engine market values.

While the down cycle has ended and many of the world’s airlines are experiencing improved financial performance, there are recent indications that there may be a recession developing in the United States economy which could trigger a slowdown or recession in other economies. Although the potential impact of these events on the aviation industry is unclear, an industry downturn is likely to occur again in the future, and the impact could be similar to the impact of downturns. Such a downturn would likely place already financially weakened lessees under further duress, once again exerting downward pressure on lease rates. As in the previous downturn, the grounding of undesirable older aircraft would also play a role in depressing aircraft and engine market values.

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

The financial condition of the commercial airline industry is of particular importance to us because we lease most of our aircraft to commercial airline customers. Our ability to achieve our primary business objectives of growing our lease portfolio and increasing distributable cash flow per share will depend on the financial condition and growth of the commercial airline industry. The risks affecting our airline customers are generally out of our control, but because they have a significant impact on our customers they affect us as well. The risk factors that follow describe risks that affect the commercial airline industry generally and therefore have an impact on our business, financial condition and results of operations. These risks are generally not within our control. Our ability to succeed depends on the financial strength of our customers and their ability to manage these risks. To the extent that our customers are adversely affected by these risk factors, we may experience:

•	downward pressure on demand for the aircraft in our fleet and reduced market lease rates and lease margins;

•	a higher incidence of lessee defaults, lease restructurings, repossessions and airline bankruptcies and restructurings, resulting in lower lease margins due to maintenance, legal and other costs associated with the repossession, as well as lost revenue for the time the aircraft are off lease and possibly lower lease rates from the new lessees;

•	an inability to lease aircraft on commercially acceptable terms, resulting in lower lease margins due to aircraft not earning revenue and resulting in storage, insurance and maintenance costs; and

•	a loss if our aircraft is damaged or destroyed by an event specifically excluded from an insurance policy, such as dirty bombs, bio-hazardous materials and electromagnetic pulsing.

Airline reorganizations could impair our lessees’ ability to comply with their lease payment obligations to us.

In recent years, several U.S. airlines have sought to reorganize under Chapter 11, and numerous other airlines filed for similar protection under their local laws. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. This fare discounting has led to lower yields for all airlines, including certain of our lessees. Bankruptcies may lead to the grounding of significant numbers of aircraft, rejections of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values.

Additional reorganizations or liquidations by airlines under applicable bankruptcy or reorganization laws or rejection or abandonment of aircraft by airlines in bankruptcy proceedings may depress aircraft values and aircraft lease rates. Additional grounded aircraft and lower market values would adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates.

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

Fuel prices have remained at historically high levels. The continuing high cost of fuel will likely have a material adverse impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their customers by increasing fares. If they pass on the higher costs, it may adversely affect demand for air travel, which would reduce revenues to our customers. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices remain at historically high levels or increase further, they are likely to cause our lessees to incur higher costs or experience reduced revenues. Consequently, these conditions may:

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

The effects of various environmental regulations may negatively affect the airline industry. This may cause lessees to default on their lease payment obligations to us.

Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant aircraft is registered and operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization, or ICAO, have adopted a new, more stringent set of standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006. Currently, U.S. regulations would not require any phase-out of aircraft that qualify with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the new standards. These regulations could limit the economic life of the aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. These limits generally apply only to engines manufactured after 1999. Many of the aircraft engines owned by us were manufactured after 1999. Because aircraft engines are replaced from time to time in the usual course, it is likely that the number of such engines may increase over time. Concerns over global warming could result in more stringent limitations on the operation of aircraft powered by older, non-compliant engines.

European countries generally have relatively strict environmental regulations that can restrict operational flexibility and decrease aircraft productivity. The European Parliament has confirmed that aviation is to be included in the European Union’s Emissions Trading Scheme starting from 2012. This inclusion could possibly distort the European air transport market leading to higher ticket prices and ultimately a reduction in the number of airline passengers. As an answer to these concerns, European airlines have established the Committee for Environmentally Friendly Aviation to promote the positive environmental performance of airlines. The United Kingdom has doubled its air passenger duties, effective February 1, 2007, in recognition of the environmental costs of air travel. Similar measures may be implemented in other jurisdictions as a result of environmental concerns.

Compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause the lessees to incur higher costs and to generate lower net revenues, resulting in an adverse impact on their financial conditions. Consequently, such compliance may affect the lessees’ ability to make rental and other lease payments and reduce the value received for the aircraft upon any disposition, which could have an adverse effect on our ability to pay the interest on and principal of the securitization notes in full or on a timely basis.

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

The effects of war or armed hostilities may negatively affect the airline industry. This may cause lessees to default on their lease payment obligations to us.

War or armed hostilities in the Middle East, North Korea, or elsewhere, or the fear of such events, could reasonably be expected to further exacerbate many of the problems experienced by the aviation industry as a result of the terrorist attacks on September 11, 2001. The situation in Iraq continues to be uncertain and tension over Iran’s nuclear program continues, and either or both may lead to further instability in the region. Potential problems include increased security restrictions on air travel in the United States and elsewhere, increased airline costs for, and restricted availability of, aircraft insurance and fuel, enhanced security measures, a decline in passenger demand for air travel, increased difficulties in acquiring war risk and other insurance at reasonable costs, and additional lessee restructurings.

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

The supply of aircraft, which we purchase and lease, is dominated by two airframe manufacturers, Boeing and Airbus, and a limited number of engine manufacturers. We therefore depend on these manufacturers’ success in remaining financially stable and producing aircraft and related components which meet airlines’ demands and providing customer support. Further, competition between the manufacturers for market share is escalating and may cause instances of deep discounting for certain aircraft types and may have a negative impact on our competitive pricing when we sell or lease aircraft. Should the manufacturers fail to respond appropriately to changes in the market environment or fail to fulfill their contractual obligations, we may experience:

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

Risks Related to the Ownership of Our Shares

Market interest rates may have an effect on the trading value of our shares.

One of the factors that investors may consider in deciding whether to buy or sell our shares is our dividend rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher dividend yield on our shares or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market value of our shares. For instance, if interest rates rise, it is likely that the market price of our shares will decrease as market rates on interest-bearing securities, such as bonds, increase.

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

We are a Bermuda company that is managed and controlled in Ireland. It may be difficult for investors to enforce judgments against us or against our directors and executive officers.

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

Shareholders of our company may have greater difficulties in protecting their interests than shareholders of U.S. corporations.

The Companies Act 1981 of Bermuda, as amended, which we refer to as the ‘‘Companies Act,’’ applies to our company and differs in material respects from laws generally applicable to U.S.  corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in greater difficulties in protecting the interests of shareholders of our company than of shareholders of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights shareholders may have to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

Risks Related to Taxation

We are a passive foreign investment company, or PFIC. Unless U.S. holders of our shares make certain elections under U.S. federal income tax rules, they are subject to certain adverse U.S. federal income tax rules.

Because we are a PFIC, U.S. holders of our shares are subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, a U.S. holder who disposes or is deemed to dispose of our shares at a gain, or who receives or is deemed to receive certain distributions with respect to our shares, generally will be required to treat such gain or distributions as ordinary income and pay an interest charge on the tax imposed. Certain elections may be used to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares (‘‘QEF elections’’ and ‘‘mark-to-market’’ elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income in excess of amounts distributed to you. In addition, because we are a PFIC, our distributions will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. taxpayers. The PFIC rules are extremely complex, and prospective U.S. investors are urged to consult their own tax advisers regarding the potential consequences to them of our being classified as a PFIC. See Item 10.E. ‘‘Taxation Considerations — U.S. Federal Income Tax Considerations — Taxation of U.S. Holders of Shares.’’

We may fail to qualify for tax treaty benefits and U.S. statutory tax exemptions which would reduce our net income and cash flow by the amount of the applicable tax.

Special U.S. tax rules apply to U.S. source transportation income. U.S. source gross rental income that is not connected with a U.S. trade or business may be subject to 30% withholding tax. Alternatively, certain U.S. source rental income could be subject to a 4% tax on gross transportation income. U.S. source transportation income connected with a U.S. trade or business would be taxed on a net basis. In order for us to be exempt from U.S. federal income taxation on all categories of U.S. source rental income, we and our Irish tax resident subsidiaries must qualify for benefits of the Irish Treaty. Qualification for Irish Treaty benefits depends on many factors, including that at least 50% of the vote and value of each of our Irish tax resident subsidiaries continues to be held by us and that our principal class of shares be substantially and regularly traded on one or more recognized stock exchanges. We may not satisfy all the requirements of the Irish Treaty and thereby may not qualify each year for the benefits of the Irish Treaty. Failure to so qualify could result in the income attributable to aircraft used for flights to, from or within the United States being subject to U.S. federal income taxation. The imposition of such taxes would adversely affect our business and would reduce cash available for distribution to our shareholders. See Item 10.E. ‘‘Taxation Considerations — U.S. Federal Income Tax Considerations — Taxation of Genesis Lease Limited and

Our Subsidiaries’’. In addition, we cannot assure you that the Irish Treaty would not be re-negotiated in the future and the current tax treaty benefits may no longer be available.

We may become subject to income or other taxes in the jurisdictions in which our aircraft operate, where our lessees are located or where we perform certain services which would adversely affect our business and reduce cash available for distributions to shareholders.

We and our Irish tax resident subsidiaries are subject to the income tax laws of Ireland. In addition, we may be, or become, subject to income or other taxes in other jurisdictions by reason of our activities and operations or those of our service providers, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. The imposition of such taxes would adversely affect our business and would reduce earnings available for distribution to our shareholders.

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

The tax rate applicable to us and our Irish tax resident subsidiaries would be higher than we expect if we or they were considered not to be carrying on a trade in Ireland for the purposes of Irish law.

Because we are managed and controlled in Ireland, we and our Irish resident subsidiaries are subject to Irish corporation tax on our net trading income at the rate of 12.5%. Under Irish tax law, non-trading income is taxed at the rate of 25% and capital gains are taxed at the rate of 20%. Each of us intend to carry on sufficient activity in Ireland, directly and indirectly, through a servicer, so as to be treated as carrying on a trade in Ireland for the purposes of Irish tax law. In calculating our net trading income we deduct tax depreciation on the aircraft. Whether we and our Irish tax-resident subsidiaries are carrying on a trade for the purposes of Irish tax are questions of fact and we cannot assure you that we or they will qualify, and we will depend on the Irish Revenue authorities accepting that we are engaged in an active business in Ireland.

One of the grounds for our Irish tax resident subsidiaries being treated as engaged in an active business in Ireland is that GECAS, as servicer for the initial portfolio, is an Irish company, and GECAS performs a major part of its obligations under the servicing agreement for the initial portfolio in Ireland. However, the servicing agreement does not require that GECAS perform any of its obligations in Ireland, and GECAS could relocate its operations in the future and not perform any such obligations in Ireland. If that happens, the Irish Revenue Authorities may reexamine the eligibility of our Irish tax resident subsidiaries for the 12.5% tax rate, and, if they were found to be not engaged in an active business in Ireland, all of their net income from leasing would be subject to the higher Irish corporate tax rate of 25%. As a result, our Irish tax resident subsidiaries would be liable earlier and in greater amounts for tax on such income.

If we or any of our Irish tax resident subsidiaries were considered not to be carrying on a trade in Ireland, we or they may be subject to additional Irish tax liabilities. The application of a higher tax rate (25% instead of 12.5%) on taxable income could reduce the cash flow available for distribution to our shareholders. In addition, we cannot assure you that the 12.5% tax rate applicable to trading income, the 20% tax rate applicable to capital gains or the 25% tax rate applicable to non-trading income will not be changed in the future.

Item 4.    Information on the Company

A.    History and Development of the Company

We are Genesis Lease Limited, a Bermuda exempted company incorporated on July 17, 2006 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Although we are organized under the laws of Bermuda, we are resident in Ireland for Irish tax purposes and thus are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. Our principal executive offices are located at 4230 Atlantic Avenue, Westpark, Shannon, Co. Clare, Ireland. Our telephone number at that address is +353 61 233 300.

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

Since our IPO, we have increased our portfolio from 41 to 53 aircraft through the following acquisitions:

•	On April 20, 2007, we agreed to acquire two aircraft from Deccan Aviation Limited, or Air Deccan, of India, one of which was delivered in July 2007 and the other in September 2007;

•	On June 12, 2007, we agreed to acquire two aircraft from InterGlobe Aviation Limited, or IndiGo of India, one of which was delivered in July 2007 and the other in September 2007; and

•	On September 26, 2007, we agreed to acquire eight additional aircraft from affiliates of GE, seven of which were delivered in September 2007 and the other in November 2007.

B.    Business Overview

Our Company

We are an aviation company that acquires and leases commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. We leverage the worldwide platform of GECAS to service our portfolio of leases, allowing our management to focus on executing our growth strategy. Our strategy is to grow our portfolio through accretive acquisitions of aircraft from both third parties, such as airlines and financial investors, including affiliates of GE, while paying regular quarterly dividends to our shareholders.

The aircraft in our portfolio are modern, operationally efficient passenger and cargo jet aircraft that have long expected remaining useful lives. As of December 31, 2007, the weighted average age of our aircraft was 6.0 years, and the weighted average remaining lease term on our aircraft was 5.3 years. All of our aircraft are subject to net operating leases under which the lessee is responsible for most operational and insurance costs, and 46 of the 53 leases in our portfolio are subject to fixed rental rates. Others have floating rate rentals based on six-month LIBOR. The terms of our leases provide us with a stable source of revenues and cash flows.

We believe we can continue to capitalize on the overall size and growth of the global aircraft market by acquiring and leasing additional aircraft. According to Airline Monitor, between 1990 and 2006, global passenger traffic, measured in revenue passenger miles, increased by 126%, or 5.2% per year. ACAS, a leading aviation information database, estimated that, as of June 2007, the current world commercial jet fleet consisted of more than 20,500 aircraft, and Boeing forecasts that the world fleet will reach 36,420 aircraft by 2026. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft instead of owning them outright, and, according to market data, the proportion of the global fleet under operating lease has increased from 17% in 1990 to approximately 30% in recent years and may reach 40% over the next ten years. We believe these industry trends provide a large and growing available pool of aircraft and other aviation assets to acquire and lease in the future.

Our long-term agreements with GECAS enable our management team to focus primarily on pursuing acquisitions of additional aircraft and other aviation assets. Pursuant to such arrangements, GECAS provides us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing rights against lessees.

GECAS, the U.S. and Irish commercial aircraft financing and leasing businesses of GE, has a fleet of approximately 1,450 owned aircraft it leases to more than 230 airlines in some 70 countries, and it manages nearly 300 aircraft for others. GECAS offers a wide range of aircraft types and financing options, including operating leases and secured debt financing, and also offers productivity solutions including spare engine leasing and spare parts financing and management. GECAS, a unit of GE Infrastructure, has offices in 28 cities around the world. We believe GECAS’s broad regional presence and industry expertise as the owner and servicer of one of the world’s largest portfolios of commercial aircraft, enhance our ability to manage our portfolio effectively, to acquire and lease additional aircraft and to remarket our aircraft when leases expire.

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

As part of our growth strategy, we have entered into a business opportunities agreement with GECAS which we expect will lead to opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered directly by GECAS. For a description of this agreement, see Item 10.C. ‘‘Additional Information — Material Contracts — Business Opportunities Agreement.’’

Competition

The leasing and remarketing of commercial jet aircraft is highly competitive. As the exclusive servicer of our aircraft, GECAS competes in leasing, re-leasing and selling our aircraft with other aircraft leasing companies, including ILFC, AerCap, Aircastle, Aviation Capital Group, AWAS, Babcock & Brown Aircraft Management, Babcock & Brown Air Limited, Boeing Capital, CIT Aerospace, Macquarie Aircraft Leasing, RBS Aviation Capital, and BOC Aviation (formerly Singapore Aircraft Leasing Enterprise), among others. We also may encounter competition from other entities that selectively compete with us, including:

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

Competition in the purchase and sale of used aircraft is based principally on the availability of used aircraft, price, the terms of the lease to which an aircraft is subject and the creditworthiness of the lessee. When we decide to dispose of an aircraft, GECAS, as our servicer, will arrange the disposition pursuant to the terms of the servicing agreement for that aircraft. In doing so, GECAS will compete with the aircraft leasing companies listed above, as well as with the other types of entities described above and other investors. GECAS is not required to assist us in the purchase of used aircraft, and therefore, in addition to competing with the entities identified above, we may compete with GECAS when seeking to acquire used aircraft.

Some of our competitors, such as Aercap, Aircastle and Babcock & Brown Air Limited are newly public companies with acquisitive growth strategies similar to ours, and their entrance into the market for leasing and marketing of commercial jet aircraft may intensify competition for acquisitions.

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

The comprehensive liability insurance listed on certificates of insurance include provisions for bodily injury, property damage, passenger liability, cargo liability and such other provisions reasonably necessary in commercial passenger and cargo airline operations. As a result of the terrorist attacks on September 11, 2001, the insurance market unilaterally terminated war risk liability coverage for a short period of time. When it became available again, the insurance market imposed a sub limit on each operator’s policy for third-party war risk liability, which is currently between $50 million and $150 million on the customary war-risk liability endorsement available in the London market. U.S., Canadian and certain other non-European Community-based airlines have government war-risk insurance programs available in which they currently participate. Although we currently require each lessee to purchase third party war risk liability in amounts greater than such sublimits, or obtain an indemnity from their government, the market or applicable governments may discontinue to make such excess coverage available for premiums that are acceptable to carriers. As a result, it is possible that we may be required to permit lessees to operate with considerably less third-party war risk liability coverage than currently carried, which could have a material adverse effect on the financial condition of our lessees and on us in the event of an uncovered claim. In late 2005, the international aviation insurance market unilaterally introduced exclusions for physical damage to aircraft hulls caused by dirty bombs, bio-hazardous materials, electromagnetic pulsing and similar causes of loss. It is possible that exclusions for the same types of perils may be introduced into liability policies in the future.

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

Each lessee generally is responsible for complying with airworthiness directives with respect to its aircraft and is required to maintain the aircraft’s airworthiness. To the extent that a lessee fails to comply with airworthiness directives required to maintain its certificate of airworthiness or other manufacturer requirements in respect of an aircraft, we may have to bear the cost of such compliance. Under many leases, we have agreed to share with our lessees the cost of obligations under airworthiness directives (or similar requirements).In addition, if an aircraft is not subject to a lease, we may be forced to bear (or, to induce a prospective lessee to take the aircraft on lease, may have to agree to pay) the cost of compliance with airworthiness directives.

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

Corporate Services Provider

We have entered into corporate services agreements with AIB International Financial Services Limited (AIBIFS), pursuant to which AIBIFS performs certain accounting, administrative and other corporate services for us, including:

•	assisting in establishing our books of account and recording transactions;

•	assisting in preparing monthly management accounts;

•	assisting in preparing quarterly and annual consolidated financial statements;

•	providing assistance to our independent registered accounting firm;

•	assisting in preparing earnings releases and reports required by the U.S. Securities Exchange Act of 1934 and the rules thereunder;

•	directing tax advisers to prepare tax returns;

•	assisting in opening and monitoring bank accounts;

•	assisting in arranging board meetings;

•	administering payroll; and

•	assisting in preparing reports on compliance with covenants in debt agreements.

AIBIFS is an experienced provider of outsourced treasury, financial and administrative services to corporations, banks and other financial institutions in Ireland.

We pay AIBIFS approximately €0.6 million per annum for these services. We have indemnified AIBIFS for losses arising out of the performances of their services for us and related matters, except where such loss arises directly as a result of a material breach of AIBIFS’s duties or from fraud, gross negligence or willful misconduct on the part of AIBIFS, its employees or agents.

C.    Organizational Structure

Genesis Funding is organized under the laws of Bermuda and is tax resident in Ireland. We own 100% of Genesis Funding’s Class A common stock. A charitable trust holds shares of Class B common stock of Genesis Funding having limited voting rights and representing less than 0.001% of the economic interest in Genesis Funding.

Genesis Acquisition is organized under the laws of Bermuda and is tax resident in Ireland. We own 100% of Genesis Acquisition’s Class A common stock. A charitable trust holds shares of Class B common stock of Genesis Acquisition having limited voting rights and representing less than 0.001% of the economic interest in Genesis Acquisition.

D.    Property, Plants and Equipment

Our Aircraft Portfolio

Our portfolio consists of 53 aircraft on lease to 34 airlines located in 17 countries. Most of the leases in our portfolio are subject to fixed rental rates and, as of December 31, 2007, the weighted average remaining lease term on those aircraft was 5.3 years. Our portfolio includes 46 narrow-body aircraft (Boeing 737-400, 500, 700 and 800, Airbus A319-100 and A320-200), four cargo aircraft (Boeing 747-400SF and 767-200PC), two regional jets (ERJ170-100) and one wide-body passenger aircraft (Airbus A330-200). These aircraft are typically compliant with noise (Stage 3) and other environmental standards, relatively fuel efficient and technologically advanced.

In this annual report, all percentages and weighted averages of the aircraft in our portfolio have been calculated using the lower of mean or median half-life appraised base values as of June 30, 2007 except for four new aircraft that were delivered to us between July and September 2007, whose appraised base values have been calculated as of the date of manufacture. We obtained more recent appraisals for our aircraft in January 2008. The average of those appraised base values of the aircraft in our portfolio (assuming that each aircraft is in half-life condition) is $1.61 billion. The following table presents the aircraft in our portfolio:

Our Portfolio

Lessee	Equipment Type	Airframe Type	Engine Type(1)	Build Date	Percent
ABX Air	767-200PC	Cargo(2)	CF6-80A	November 1984	0.7%
ABX Air	767-200PC	Cargo(3)	CF6-80A	February 1985	0.7%
Air Baltic	737-500	Narrow-body	CFM56-3C1	October 1991	0.5%
Air Berlin	737-700	Narrow-body	CFM56-7B26	November 2001	1.7%
Air Berlin	737-700	Narrow-body	CFM56-7B26	October 2001	1.7%
Air Canada	A319-100	Narrow-body	CFM56-5B6/P	March 2003	1.7%
Air China Cargo	747-400SF	Cargo(4)	PW 4056-3	January 1991	3.3%
Air China Cargo	747-400SF	Cargo(5)	PW 4056-3	August 1991	3.3%
Air Deccan	A320-200	Narrow-body	V2527-A5	July 2007	2.5%
Air Deccan	A320-200	Narrow-body	V2527-A5	September 2007	2.5%
Air Europa	737-800	Narrow-body	CFM56-7B26	November 2005	2.4%
Aloha	737-700	Narrow-body	CFM56-7B26	November 1999	1.5%
Aloha	737-700	Narrow-body	CFM56-7B26	September 1999	1.4%
American	737-800	Narrow-body	CFM56-7B27	September 2001	2.0%
American	737-800	Narrow-body	CFM56-7B27	September 2001	1.9%

Lessee	Equipment Type	Airframe Type	Engine Type(1)	Build Date	Percent
China Southern	737-800	Narrow-body	CFM56-7B26	November 2005	2.4%
China Southern	737-800	Narrow-body	CFM56-7B26	September 2005	2.4%
El Al	737-800	Narrow-body	CFM56-7B26	February 1999	1.6%
EVA Airways	A330-200	Wide-body	CF6-80E1A3	February 2005	5.1%
Futura	737-800	Narrow-body	CFM56-7B26	May 2000	1.8%
Futura	737-800	Narrow-body	CFM56-7B27	June 2000	1.8%
Garuda	737-400	Narrow-body	CFM56-3C1	July 1998	0.9%
Germanwings	A319-100	Narrow-body	CFM56-5B6/P	November 1999	1.4%
Germanwings	A319-100	Narrow-body	CFM56-5B6/P	December 1999	1.4%
GOL	737-800	Narrow-body	CFM56-7B27	August 2006	2.6%
GOL	737-800	Narrow-body	CFM56-7B27	August 2006	2.6%
Iberworld	A320-200	Narrow-body	CFM56-5B4/P	March 2002	1.9%
IndiGo	A320-200	Narrow-body	V2527-A5	July 2007	2.5%
IndiGo	A320-200	Narrow-body	V2527-A5	September 2007	2.5%
KTHY	737-800	Narrow-body	CFM56-7B26	May 2001	1.9%
Lion Air	737-400	Narrow-body	CFM56-3C1	January 1991	0.7%
LOT	ERJ170-100	Regional Jet	CF34-8E5	April 2004	1.1%
LOT	ERJ170-100	Regional Jet	CF34-8E5	February 2004	1.1%
LTU	A320-200	Narrow-body	CFM56-5B4/P	February 2001	1.7%
LTU	A320-200	Narrow-body	CFM56-5B4/P	May 2001	1.7%
MyTravel	A320-200	Narrow-body	CFM56-5B4/P	January 2003	2.0%
MyTravel	A320-200	Narrow-body	CFM56-5B4/P	February 2003	2.0%
MyTravel	A320-200	Narrow-body	CFM56-5B4/P	February 2003	2.0%
Pegasus	737-800	Narrow-body	CFM56-7B26	April 2001	1.9%
PAL	A320-200	Narrow-body	CFM56-5B4/P	December 1998	1.4%
Sichuan Airlines	A320-200	Narrow-body	V2527E-A5	May 2001	1.7%
Skymark	737-800	Narrow-body	CFM56-7B26	December 2005	2.4%
Sun Express	737-800	Narrow-body	CFM56-7B26	March 2001	1.9%
TAM	A320-200	Narrow-body	V2527-A5	September 2001	1.7%
Travel Service	737-800	Narrow-body	CFM56-7B26	April 2000	1.8%
Travel Service	737-800	Narrow-body	CFM56-7B26	June 2001	1.9%
United	A320-200	Narrow-body	V2527-A5	October 2001	1.7%
United	A320-200	Narrow-body	V2527-A5	September 2001	1.7%
United	A320-200	Narrow-body	V2527-A5	September 2001	1.7%
UEAir	A319-100	Narrow-body	CFM56-5B6/P	January 1999	1.3%
UEAir	A319-100	Narrow-body	CFM56-5B6/P	January 1999	1.3%
USA 3000	A320-200	Narrow-body	CFM56-5B4/P	August 2002	1.9%
Vueling	A320-200	Narrow-body	CFM56-5B4/P	February 2005	2.3%
					100%

(1)	Engine manufacturer key:

CFM	CFM International
CF34/CF6	General Electric
V	International Aero Engines
PW	Pratt & Whitney
(2)	Converted to cargo in December 2000. However, the aircraft does not have a main deck cargo door installed as the current lessee’s operations as a package carrier do not require such door.
(3)	Converted to cargo in March 2001. However, the aircraft does not have a main deck cargo door installed as the current lessee’s operations as a package carrier do not require such door.

(4)	Converted to cargo in June 2006.
(5)	Converted to cargo in September 2006.

Our portfolio consists of high-utility commercial jet aircraft that were manufactured between 1984 and 2007. As of December 31, 2007, the weighted average age of these aircraft was 6.0 years (5.0 years excluding cargo aircraft). We believe the high utility and young age of these aircraft ensure a long remaining useful life and increase our ability to redeploy aircraft at attractive lease rates. The following table presents the composition of our portfolio based on age, as of December 31, 2007:

Aircraft Age	Number	Percent of Total Appraised Value
Passenger
0 to 5 years	18	42.4%
5 to 10 years	29	48.4%
10 to 15 years	—	—
15+ years	2	1.2%
Cargo(1)	4	8.0%
Total	53	100%

(1)	The cargo aircraft were converted from passenger configuration in December 2000, March 2001, June 2006 and September 2006.

The following table presents the years in which the aircraft in our portfolio were manufactured:

(1)	The four cargo aircraft in our portfolio were manufactured in 1984, 1985 and 1991 (2 aircraft).

Our portfolio contains ten different types of airframes, including a variety of narrow-body, wide-body, and cargo airframe configurations. Boeing aircraft account for 49.7% of the portfolio, Airbus aircraft account for 48.0% of the portfolio and Embraer regional jets account for the remaining 2.3% of the portfolio.

Of the ten different aircraft types contained in our portfolio, six are passenger narrow-body, one is passenger wide-body, one is regional passenger jet, and two are cargo wide-body. Although the Boeing 767-200PC is classified as a cargo wide-body frame, aircraft of this type do not have main deck cargo doors installed because they were converted for use by the current lessee as package carriers. The initial leases of these aircraft provide that if the lessee installs main deck cargo doors on these aircraft, the lessor will contribute an amount equivalent to $1.5 million (as of December 31, 2007) per aircraft, which reflects a portion of the rent designated and deferred for this purpose. Although the lessee may not install such doors, GE has transferred to us the amounts of rent so designated as of the closing of our IPO, and we are obligated to make the applicable required payments (including in respect of the applicable portion of the rent) to the lessee if it installs such a cargo door on either of these aircraft. Approximately 84.6% of the aircraft in our portfolio are members of the narrow-body

Airbus A319, Airbus A320 and Boeing 737 families, all of which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are used on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier to lease and market than wide-body jets or other specialized types of aircraft. The table below presents the composition of our portfolio based on airframe type:

Airframe Type	Number	Percent of Total Appraised Value
Passenger narrow-body
A320-200	18	35.7%
737-800	16	33.4%
A319-100	5	7.2%
737-700	4	6.2%
737-400	2	1.6%
737-500	1	0.5%
Total narrow-body	46	84.6%
Passenger wide-body
A330-200	1	5.1%
Total wide-body	1	5.1%
Regional passenger
ERJ-170-100	2	2.3%
Total regional jet	2	2.3%
Cargo wide-body
747-400SF	2	6.6%
767-200PC(1)	2	1.4%
Total cargo	4	8.0%
Total	53	100%

(1)	These aircraft do not have main deck cargo doors installed as the current lessee’s operations as a package carrier do not require such doors.

The lessees of the aircraft in our portfolio are dispersed across 18 countries. Approximately 38.1% of our portfolio is leased to European carriers, 36.4% to Asian carriers, and 17.0% to North American carriers. Aircraft based in China, the United States, Spain and India comprise 15.8%, 15.2%, 10.2% and 10.1% of our portfolio, respectively. The table below presents the composition of our portfolio based on the geographic location of our lessees:

Geographic Profile	Number	Percent of Total Appraised Value
Europe	22	38.1%
Asia/Pacific	16	36.4%
United States and Canada	11	17.0%
Central and South America and Mexico	3	6.9%
Africa/Middle East	1	1.6%
Total	53	100%

Our Leases

Lease Terms

All of the aircraft in our portfolio are subject to operating leases. Our lease maturities range from 2008 to 2019. As of December 31, 2007, the weighted average remaining lease term of our portfolio was 5.3 years. The following table presents the scheduled lease maturity of the aircraft in our portfolio:

(1)	The maturity schedule assumes that neither the lessee nor lessor exercises any extension or early terminations options.
(2)	New long-term lease agreements are in place with new customers for the two leases expiring in 2008 and for one of the leases expiring in 2009.

Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have purchase options, termination rights or extension rights. Most lease rentals are payable monthly in advance, but some lease rentals are payable quarterly, in arrears or on an individually negotiated schedule. Of our leases, 46 have fixed rental rates and seven have floating rental rates based on six-month LIBOR. Thirty-one of our leases also currently require the lessees to pay additional rent amounts, monthly or annually in arrears, based on usage. All leases are on a ‘‘net’’ basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance premiums.

Most of our leases generally provide that the lessee’s payment obligations are absolute and unconditional under any and all circumstances. Lessees are generally required to make payment without deduction on account of any amounts that we may owe the lessee or any claims that the lessee may have against us. Most of our leases also require lessees to gross up lease payments where they are subject to withholdings and other taxes, including withholdings that arise out of transfers of the aircraft to or by us or due to our corporate structure. In addition, changes in law may result in the imposition of withholding and other taxes and charges that are not reimbursable by the lessee under the lease or that cannot be reimbursed under applicable law. Furthermore, lessees may fail to reimburse us even when obligated under the lease to do so. Our leases also require lessees to indemnify us for certain other tax liabilities relating to the leases and the aircraft, including, in most cases, value added tax and stamp duties.

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

Purchase Options.    Five of the leases in our portfolio provide the lessee with an option to purchase the aircraft during or at the end of the lease term. Purchase options vary with the individual leases and include fixed price options to purchase the aircraft at a set period prior to the expiration of the lease and/or a continuous option to purchase the aircraft upon the occurrence of certain tax indemnity events.

Extension Options.    Eleven of our leases give the lessee an option to extend the term of the lease. In addition, one of the leases provides us with an extension option, but the lessee is entitled to buy out our extension option.

Early Termination Rights.    Twelve of our leases provide the lessees with early termination rights. Early termination rights generally require the lessee to provide sufficient notice of termination to enable us to remarket or otherwise dispose of the aircraft before lease expiration. Early termination may trigger substantial financial penalties payable by the lessee which we believe will reduce the potential that the lessees will terminate early.

Certain leases with shorter notice periods permit early termination for obsolescence on 90 days’ notice, but unless we elect otherwise, the affected aircraft will be sold and the lessee is obligated to pay an amount by which the net sales proceeds are less than the then-applicable agreed value.

Certain leases do not have a specified notice period but can be terminated early only upon the lessee’s inability to obtain and maintain necessary governmental approvals and only upon payment of termination compensation equal to the lesser of two years’ rent or the rent remaining payable under the lease.

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

Security Deposits and Letters of Credit.    Forty-five of our leases provide for cash security deposits and/or letters of credit which may be drawn down in the event that a lessee defaults under any of these leases. These security deposits and/or letters of credit may mitigate losses we may incur while attempting to re-lease the aircraft. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

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

Our portfolio includes 31 leases pursuant to which we collect additional rent that is determined based on usage of the aircraft measured by hours flown or cycles operated and we are obligated to make contributions to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on additional rent paid by the lessee. Such major planned maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls. We are not obligated to make maintenance contributions under such leases at any time that a lessee default is continuing.

Under the remaining 22 leases in our portfolio we are not obligated to make any maintenance contributions. However, most of these 22 leases provide for a lease-end adjustment payment by the lessee or us at the end of the lease based on the usage of the aircraft during the lease and its condition upon return.

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

General.    Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or ‘‘wet lease’’ arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. One of the aircraft is currently subject to a wet lease. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. We are aware that nine of the aircraft are currently subject to subleases. Our leases also generally permit the lessees to subject the equipment or components to removal or replacement and, in certain cases, to pooling arrangements (temporary borrowing of equipment), without the lessor’s consent but subject to conditions and criteria set forth in the applicable lease. Under our leases, the lessee may deliver possession of the aircraft, engines and other equipment or components to the relevant manufacturer for testing or similar purposes, or to a third party for service, maintenance, repair or other work required or permitted under the lease.

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

Aircraft Repossessions.    If a restructuring is not possible, we may seek to terminate the lease and gain possession of the aircraft for remarketing. Although the majority of repossessions are accomplished through negotiation, if we cannot obtain the lessee’s cooperation we would have to take legal action in the appropriate jurisdiction. This legal process could delay the ultimate return of the aircraft. In addition, in connection with the repossession of an aircraft, we may be required to pay outstanding mechanics, airport, navigation and other liens on the repossessed aircraft. These charges could relate to other aircraft that we do not own but were operated by the lessee. In contested repossessions, we likely would incur substantial additional costs for maintenance, refurbishment and remarketing of the aircraft.

Lease Management and Remarketing

We outsource our lease management and aircraft remarketing activities to GECAS, enabling our senior management to focus primarily on sourcing and executing aircraft acquisitions. Pursuant to our servicing agreements with GECAS, GECAS provides us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease or sale, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. See Item 10.C. ‘‘Additional Information — Material Contracts — Servicing Agreements.’’

GECAS, the U.S. and Irish commercial aircraft financing and leasing businesses of GE, has a fleet of approximately 1,450 owned aircraft it leases to more than 230 airlines in some 70 countries, and it manages nearly 300 aircraft for others. GECAS offers a wide range of aircraft types and financing options, including operating leases and secured debt financing, and also offers productivity solutions including spare engine leasing and spare parts financing and management. GECAS, a unit of GE Infrastructure, has offices in 28 cities around the world. We believe GECAS’s broad regional presence and industry expertise as the owner and servicer of one of the world’s largest portfolios of commercial aircraft, enhance our ability to manage our portfolio effectively, to acquire and lease additional aircraft and to remarket our aircraft when leases expire.

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

Properties

We lease office space in Shannon, Co. Clare, Ireland. We expect to incur approximately $200,000 in lease expense during 2008.

Item 4A.    Unresolved Staff Comments

Not applicable.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined and consolidated financial statements and related notes included elsewhere in this Annual Report. The combined and consolidated financial statements for each of the three years ended December 31, 2007 have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See ‘‘Preliminary Note’’ and Item 3.D.‘‘Risk Factors.’’

A.    Results of Operations

History

We are Genesis Lease Limited, a Bermuda exempted company incorporated on July 17, 2006 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Although we are organized under the laws of Bermuda, we are resident in Ireland for Irish tax purposes and thus are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. Our principal executive offices are located at 4230 Atlantic Avenue, Westpark, Shannon, Co. Clare, Ireland. Our telephone number at that address is +353 61 233 300.

We were formed at the direction of GECAS to acquire our initial portfolio of aircraft from affiliates of GE and to develop an independent aircraft leasing business.

Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. We leverage the worldwide platform of GECAS to service our portfolio of leases, allowing our management to focus on executing our growth strategy. Our strategy is to grow our portfolio through accretive acquisitions of aircraft from third parties, such airlines and financial investors, as well as affiliates of GE, while paying regular quarterly dividends to our shareholders.

We acquired our initial portfolio of 41 aircraft pursuant to the asset purchase agreement, dated as of December 19, 2006 (the ‘‘Closing Date’’), between Genesis Funding, GE Capital and certain affiliates of GE that owned the aircraft (or the equity interests therein) on the Closing Date. Under the terms of the asset purchase agreement, we acquired our initial portfolio of 41 aircraft. We paid $1,459.4 million as consideration for the 41 aircraft (or the beneficial interest in those aircraft) on the Closing Date.

Pursuant to the asset purchase agreement, GE and its affiliates were obligated to deliver the aircraft in our initial portfolio within 210 days of the completion of our IPO. In the period from the Closing Date to the date that each aircraft was delivered (the ‘‘Delivery Date’’), the aircraft in the initial portfolio were delivered to us (each, a ‘‘Delivery Date’’), we received the rental income (base rent and additional rent) from all of the 41 aircraft in our initial portfolio, and GE received full credit for the investment earnings on the proceeds of the sale of the initial portfolio to us. We were also liable for the maintenance and other payments due under the operating lease, as lessor and beneficial owner, of each aircraft in our initial portfolio. The effect of the asset purchase agreement was that as at the Delivery Date of each aircraft, both we and GE would be in the same position as we would have been had such aircraft been delivered on the Closing Date. All the aircraft in our initial portfolio were delivered by June 30, 2007.

The purchase of each aircraft (or the beneficial interest therein) was deemed to occur at the Closing Date rather than at the Delivery Date, reflecting the substantial economic interest in the aircraft that we acquired on the Closing Date and the commercial substance of the asset purchase agreement. The combined and consolidated financial statements reflect our continuing interest in the aircraft following our IPO and the aircraft continue to be depreciated following the Closing Date.

Since our IPO we have increased our portfolio from 41 to 53 aircraft through the following acquisitions:

•	On April 20, 2007, we agreed to acquire two aircraft from Deccan Aviation Limited, or Air Deccan, of India, one of which was delivered in July 2007 and the other in September 2007;

•	On June 12, 2007, we agreed to acquire two aircraft from InterGlobe Aviation Limited, or IndiGo, of India, one of which was delivered in July 2007 and the other in September 2007; and

•	On September 26, 2007, we agreed to acquire eight additional aircraft from affiliates of GE, seven of which were delivered in September 2007 and the other in November 2007.

As of December 31, 2007, the weighted average age of the aircraft in our portfolio was 6.0 years, and the weighted average remaining lease term of our portfolio was 5.3 years. All of the aircraft are subject to net operating leases under which the lessee is responsible for most operational, maintenance and insurance costs. The terms of our leases provide us with a stable source of revenues and cash flows.

The table below presents the number of aircraft included in Genesis’s financial statements as at December 31, 2006 and 2007 and the number of aircraft included in the Predecessor’s financial statements as at December 31, 2004 and 2005.

December 31,	Number of Aircraft
2004	31
2005	37
2006	41
2007	53

The combined and consolidated financial statements have been prepared to reflect the combination of the aircraft and their financial position, results of operations and cash flows pursuant to the terms of the asset purchase agreement, entered into between Genesis Funding, GE Capital and certain affiliates of GE that owned the aircraft (or the equity interests therein) at the Closing Date.

The acquisition of our initial portfolio was accounted for as a transaction between entities under common control. The transfer of the aircraft from affiliates of GE to us in substance constituted an issuance of subsidiary stock, and as such, the transfer was accounted for at historical cost similar to a transaction between entities under common control. Results for each aircraft in the initial portfolio have been included in the combined financial statements from the dates that such aircraft came under GE’s ownership and control. ‘‘Push down’’ accounting was not required because no single investor or collaborative group of investors held more than 95% of our outstanding shares upon completion of our IPO. The excess of the amount paid to GE to transfer the initial portfolio of 41 aircraft over the net book value has been treated as a reduction in equity (i.e. a special distribution).

Our combined financial statements for periods prior to the completion of our IPO on December 19, 2006, reflect the combination of the aircraft included in our initial portfolio and the related leases as owned and operated by affiliates of GE until December 18, 2006. The combined financial statements have been prepared on a ‘‘carve out’’ basis derived from GE’s consolidated financial statements. All intercompany transactions have been eliminated in the combined financial statements included herein. Because a direct ownership relationship did not exist among the various GE aircraft-owning entities prior to our IPO, GE’s interest in the predecessor, including intercompany debt, was shown in the combined balance sheet and the statement of shareholders’ equity in the combined financial statements. The combined financial statements do not reflect the financial condition, results of operations or cash flows that we would have achieved during the periods presented. GE has not indemnified us for any material misstatements or omissions in the combined financial statements included within this Annual Report.

Prior to our IPO, certain services had been provided or procured by GE with respect to the aircraft in the initial portfolio. These services include the following:

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

The combined financial statements for all periods prior to the completion of our IPO include allocations of costs for these services based on the cost to GE of providing or procuring such services. The method used to allocate these costs to our aircraft was a multi-step process, whereby the costs were first allocated to GECAS as one of GE’s divisions based on the relative book values of net assets, and then further allocated to our predecessor based on the total number of aircraft owned by our predecessor at a particular time. Costs included in the financial statements for such services provided to our predecessor are included in ‘‘Selling, general and administrative expenses.’’

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

Our consolidated financial statements for periods since the completion of our IPO on December 19, 2006 include all of our majority-owned subsidiaries, assets and liabilities.

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

Revenue — Rental of Flight Equipment

We lease flight equipment (also referred to as ‘‘aircraft’’) under operating leases and record rental income on a straight-line basis over the term of the lease. Rentals received but unearned under the lease agreements are recorded in ‘‘Rentals received in advance’’ on the Balance Sheet and included in other liabilities until earned. In certain cases, leases provide for additional rentals based on usage which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and is non-refundable. Other leases provide for a lease-end adjustment payment by us or the lessee at the end of the lease based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental of flight equipment. Lease-end adjustment payments made are capitalized in ‘‘Flight equipment under operating leases, net’’ when they relate to planned major maintenance activities or expensed when they relate to light maintenance activities.

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

For planned major maintenance activities, we capitalize the actual maintenance costs by applying the deferral method in accordance with the Financial Accounting Standards Board (‘‘FASB’’) Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. We capitalize the actual cost of major overhauls, which is depreciated on a straight-line basis over the period until the next overhaul is required.

Depreciation is computed on a straight-line basis to the aircraft’s estimated residual value over a period of up to 20 years from the date of acquisition of the aircraft. Residual values are determined based on estimated market values at the end of the depreciation period received from independent appraisers.

In accounting for flight equipment under operating lease, management makes estimates on the estimated residual values. Estimated residual values are determined based on independent appraisals of the aircraft’s estimated market value at the end of the depreciation period. Exceptions may be made to this policy on a case-by-case basis when, in management’s judgment, based on various factors, the residual value calculated pursuant to this policy does not appear to reflect current expectations of the residual value of a particular aircraft. Such factors include, but are not limited to, the extent of cash flows generated from future lease arrangements as a result of changes in global and regional economic and political conditions resulting in lower demand for our aircraft, the effect of government regulations including noise or emission standards, which may make certain aircraft less desirable in the marketplace, incidents of lease restructuring, which result in lower lease rates for troubled lessees, and other factors, many of which are outside of our control.

Flight equipment under operating leases is tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value of an asset, the carrying value of such asset cannot thereafter be increased. Fair value is determined based on current market values received from independent appraisers. No impairment losses were recognized for the years ended December 31, 2005, 2006 or 2007.

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

Business Combinations and Goodwill

The acquisition of an aircraft under a business combination is accounted for using the purchase method in accordance with SFAS 141, Business Combinations. We apply the purchase price of aircraft acquired to the fair value of assets acquired and liabilities assumed by major balance sheet caption, including identifiable intangible assets and liabilities, as of the acquisition date. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS 142, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

During the year ended December 31, 2007, we did not record any goodwill on acquisition of flight equipment accounted for as business combinations, as the purchase price paid reflected the fair value of the tangible and intangible assets acquired and liabilities assumed.

In accounting for flight equipment acquired under a business combination, management makes estimates of the fair value of the attached leases separate from the fair value of the underlying aircraft. Determining the fair value of attached leases requires us to make assumptions regarding the current fair value of leases attaching to specific aircraft. Management estimates a range of fair values of similar aircraft in order to determine if the attached lease is within a fair value range. If a lease is above market terms, the present value of the estimated amount above the fair value range is calculated over the remaining contractual lease term of the lease. Any resulting lease premium assets are amortized on a straight line basis as a reduction of rental income over the remaining useful life of the lease. If a lease is below market terms, the present value of the estimated amount below the fair value range is calculated over the remaining contractual lease term of the lease. Related assets and liabilities representing such values are reported in Other assets and Other liabilities, respectively. Any resulting lease discounts are amortized as an addition to rental income over the remaining useful life of the lease. We consider lease renewals on a lease by lease basis.

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

Income taxes

We apply SFAS 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for income taxes. Deferred income tax asset and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income from all sources, including the reversal of temporary differences and forecasted operating earnings. No valuation allowance has been provided as it is more likely than not that the deferred tax assets will be realized. Income taxes have been provided for all items included in the Statements of Income regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109’’ (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. We are subject to the provisions of FIN 48 as of January 1, 2007, and have analyzed filing positions in all of the jurisdictions where we are required to file tax returns, as well as all open tax years in these jurisdictions. Beginning with the adoption of FIN 48 as of January 1 2007, we recognize the effect of income tax positions only if those positions are more likely than not of being ‘‘sustained’’. FIN 48 requires that we measure the benefit using a ‘‘cumulative probability’’ analysis, and requires the measurement to be based on management’s best judgment about the amount the taxpayer would accept to settle the issue. Recognized income tax positions are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Changes in recognition or measurement are reflected in a period in which the change occurs. Prior to the adoption of FIN 48, we recognized the effect of income tax positions only if such positions were probable of being sustained.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, we will need to generate future taxable income of approximately $230.0 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

We have identified Ireland to be our only ‘‘major’’ tax jurisdiction, as defined. We and our subsidiaries will file our first tax filings in 2008. Under Irish tax law, tax returns remain open for 5 years after the tax period and therefore no tax periods are closed yet. We have reviewed all of our tax positions taken to date and believe that the positions taken and deductions therein would be sustained on audit and do not anticipate any adjustments that could result in a material adverse effect on our financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, we did not record a cumulative effect adjustment related to the adoption of FIN 48.

Our policy for recording interest and penalties associated with audits by the Irish Revenue Commissioners is to record such items as a component of income before taxes. For the year ended December 31, 2007, we recorded no amounts in respect of interest and penalties associated with such audits.

Share-based based compensation

Compensation costs relating to share-based payments are recognized based on the fair value of the equity instruments issued in accordance with SFAS 123(R), Share-Based Payment. Fair value of the equity instruments are determined based on a valuation using an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in developing the valuation include the expected term of the equity award taking into account both the contractual term of the award, the effects of employees’ expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award. Key assumptions used in developing valuations are discussed with independent third party valuation experts.

Derivative financial instruments

We have entered into derivative instruments to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for our portfolio of aircraft. We account for derivative instruments in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. In accordance with SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the credit rating and risk attaching to the counterparty of the derivative contracts. When cashflow hedge accounting treatment is achieved under SFAS 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income, and the ineffective portion is recognized immediately in income. Changes in fair value related to the effective portion of the derivatives are reclassified out of accumulated other comprehensive income into income for any ineffective portion of the derivative contract which is calculated at each quarter end. Amounts reflected in accumulated other comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Results of Operations

The following table reflects the combined and consolidated Statement of Income for the years ended December 31, 2005, 2006 and 2007. The year ended December 31, 2007 is presented on a consolidated basis, while the 2005 and 2006 comparative periods are presented on a combined and combined and consolidated basis respectively to allow for a twelve-month comparison to prior full fiscal years. The combined results do not purport to reflect the results that would have been obtained had the IPO occurred at the beginning of 2006.

	Combined	Combined and Consolidated	Consolidated
	Years Ended December 31,
	2005	2006	2007
	(USD in thousands, except share and per share data)
Revenues
Rental of Flight Equipment	$117,861	$153,187	$181,333
Other income	—	—	6,771
Total revenue	117,861	153,187	188,104
Expenses:
Depreciation	42,462	51,398	62,259
Interest	34,995	46,026	55,236
Maintenance expense	1,989	2,327	1,073
Selling, general and administrative	3,144	7,312	20,991
Other expenses	—	—	3,337
Total operating expenses	82,590	107,063	142,896
Income Before Taxes	35,271	46,124	45,208
Provision for income taxes	13,900	17,367	6,053
Net Income	$21,371	$28,757	$39,155

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The number of aircraft in our fleet increased from 41 as of December 31, 2006 to 53 as of December 31, 2007.

Rental revenues were $181.3 million for the year ended December 31, 2007, which increased 18.4% from $153.2 million for the year end December 31, 2006. This increase was primarily due to (1) the purchase of four aircraft in 2006 that generated an additional $13.3 million of revenue during the year ended December 31, 2007, and (2) the purchase of 12 aircraft in 2007 that generated additional revenue of $14.8 million during the year ended December 31, 2007.

Other income was $6.8 million for the year ended December 31, 2007 compared to nil for the year ended December 31, 2006. The increase was due to interest income generated on cash investments.

Depreciation of flight equipment was $62.3 million for the year ended December 31, 2007 which increased by 21.1% from $51.4 million for the year ended December 31, 2006. This increase was due primarily to (1) additional depreciation of $4.6 million on the four aircraft acquired during the year ended December 31, 2006, (2) additional depreciation of $4.6 million on the 12 aircraft during the year ended December 31, 2007, and (3) additional depreciation related to capitalized maintenance for the year ended December 31, 2007.

Interest expense was $55.2 million for the year ended December 31, 2007, which increased by 20.0% from $46.0 million for the year ended December 31, 2006. The predecessor’s combined financial statements for the year ended December 31, 2006 include an allocation from GE of interest expense of $44.5 million. On December 19, 2006, we issued $810 million of aircraft lease-backed notes as part of a securitization transaction. The interest expense of $55.2 million for the year ended December 31, 2007 includes the amortization of financing costs of $3.9 million and reflects the costs associated with our borrowings under the securitization notes and our senior secured credit facility.

Maintenance expense was $1.1 million for the year ended December 31, 2007, which decreased by 53.9% from $2.3 million recorded for the year ended December 31, 2006. The decrease was related to the reduced expense associated with transitioning aircraft for delivery to new lessees.

Selling, general and administrative expenses were $21.0 million for the year ended December 31, 2007, which increased by 187.1% from $7.3 million for the year ended December 31, 2006. The predecessor’s condensed combined financial statements for the year ended December 31, 2006 include an expense allocation from GE of expense of $3.9 million. This increase of $13.7 million was due to the additional costs of establishing and operating as an independent standalone company, including increased employee and facilities expenses as well as public company expenses, as well as costs associated with servicing the additional aircraft that we acquired during 2006 and 2007.

Other expenses increased by $3.3 million for the year ended December 31, 2007 compared to nil in the year ended December 31, 2006. These costs relate to a transaction where the likelihood of proceeding with this transaction within the foreseeable future is considered remote.

Provision for income taxes was $6.1 million for the year ended December 31, 2007, which decreased by 65.1% from $17.4 million recorded for the year ended December 31, 2006. The predecessor’s condensed combined financial statements for the year ended December 31, 2006 reflect income taxes as if the predecessor had been a separate taxable entity resident in the United States with an effective tax rate of 37.1%. The provision for income taxes of $6.1 million reported by Genesis for the year ended December 31, 2007 reflects the fact that Genesis is a separate taxable entity, resident in Ireland.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The number of aircraft in our fleet increased from 37 as of December 31, 2005 to 41 as of December 31, 2006.

Rental revenues were $153.2 million for the year ended December 31, 2006, which increased 30.0% from $117.9 million for the year end December 31, 2005. This increase was due to (1) the purchase of four additional aircraft in 2006 that generated $8.2 million of revenues during the year ended December 31, 2006, (2) an additional $15.8 million of incremental revenues on six aircraft acquired during the year ended December 31, 2005 for which results were only partially included in the year ended December 31, 2005, (3) an $8.0 million increase in additional rent primarily reflecting the increase in the number of aircraft during the years ended December 31, 2005 and December 31, 2006, and (4) a $3.3 million increase on aircraft re-leased, extended, or whose lease rentals adjust bi-annually based on six-month LIBOR.

Depreciation of flight equipment was $51.4 million for the year ended December 31, 2006, which increased by 21.1% from $42.5 million for the year ended December 31, 2005. This increase was due to (1) an additional $3.0 million from four aircraft purchased during the year ended December 31, 2006, and (2) additional depreciation of $5.9 million on six aircraft acquired during the year ended December 31, 2005 for which results were only partially included in the year ended December 31, 2005.

Interest expense was $46.1 million for the year ended December 31, 2006, including $44.5 million reported by our predecessor to December 18, 2006 and $1.6 million reported by us for the 13-day period from December 19, 2006 to December 31, 2006. The predecessor combined financial statements to December 18, 2006 include an allocation of interest expense based on the methodology described under Item 5.A and Item 18 of this Annual Report. On December 19, 2006, we issued $810.0 million of aircraft lease-backed notes as part of a securitization transaction and the interest expense of $1.6 million for the 13-day period reflects the cost associated with these borrowings. The increase of $11.1 million, or 31%, from $35.0 million for the year ended December 31, 2005 primarily reflects additional interest cost allocated to our predecessor from GE for the funding of additional investment in aircraft of $194.3 million.

Maintenance expense was $2.3 million for the year ended December 31, 2006, which increased by 16.9% from $1.9 million recorded for the year ended December 31, 2005 due primarily to the re-lease of four aircraft to new lessees during the year ended December 31, 2006.

Selling, general and administrative expenses were $7.3 million for the year ended December 31, 2006. This includes an amount of $3.9 million reported by our predecessor to December 18, 2006 and an amount of $3.4 million reported by us for the 13-day period from December 19, 2006 to December 31, 2006. Our predecessor’s combined financial statements to December 18, 2006 include an allocation of expense based on the methodology described under Item 5.A and Item 18 of this Annual Report. Selling, general and administrative expense increased by $4.2 million, or 132.6%, from $3.1 million for the year ended December 31, 2005. This increase was due to (1) an increase in operational expenses as a result of the increase in the number of aircraft during the year ended December 31, 2005, (2) the additional expense that we incurred in relation to the commencement of our operations, including a non-cash charge of $0.7 million relating to share-based compensation granted upon the pricing of the IPO, and (3) costs associated with servicing the additional aircraft that we acquired during 2005 and 2006.

Provision for income taxes was $17.4 million for the year ended December 31, 2006. This includes a tax provision of $17.5 million reported by our predecessor to December 18, 2006 and a benefit of $0.1 million reported by us for the 13-day period from December 19, 2006 to December 31, 2006. The predecessor’s combined financial statements reflect income taxes as if the predecessor had been a separate taxable entity resident in the United States. The predecessor’s effective and actual tax rate from January 1, 2006 to December 18, 2006 was 37.1% compared to 39.4% for the year ended December 31, 2005. The predecessor’s tax rate was higher in 2005 due primarily to the fact that during 2005 one aircraft that had been subject to rules applicable to foreign sales corporations was transferred out of the foreign sales corporation to an Irish company that did not qualify under the foreign sales corporation rules. This transfer resulted in a one-time requirement to increase the deferred tax liability related to the transferred aircraft to the non-foreign sales corporation rate. In addition, the income from the lease of such aircraft became subject to the higher tax rate after the transfer.

The benefit of $0.1 million reported by Genesis for the period from December 19, 2006 to December 31, 2006 reflects the fact that Genesis is a separate taxable entity, resident in Ireland.

B.    Liquidity and Capital Resources

Our Cash Flows

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Cash flows generated from operations were $118.7 million for the year ended December 31, 2007 compared with $89.5 million for the year ended December 31, 2006. The increase in operating cash flows in 2007 compared with 2006 was primarily the result of (1) $14.2 million of increased cash flows from leasing activities, (2) $1.6 million of lower cash taxes paid than in 2006, and (3) a decrease of $13.4 million in restricted cash.

Cash flows from investing activities relate primarily to the acquisition of aircraft and the designation of certain cash balances as restricted cash. Cash used in investing activities in 2007 was $405.6 million compared with cash used in investing activities of $194.2 million in 2006.

Cash flows from financing activities were $290.2 million for the year ended December 31, 2007 compared with $131.6 million for the year ended December 31, 2006. Cash flows from financing activities in 2007 primarily relate to (1) aggregate net proceeds of $102.9 million from the sale of shares pursuant to the underwriters’ exercise of the over-allotment option in the IPO, (2) the proceeds raised from borrowings of $241.0 million under our credit facility to fund the acquisition of additional aircraft and (3) offset by dividends paid of $53.0 million.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Cash flows generated from operations were $89.5 million in 2006 compared with $73.7 million in 2005. The increase in operating cash flows in 2006 compared with 2005 was primarily the result of

(1) $16.9 million of increased cash flows from leasing activities, and (2) $14.4 million of lower cash taxes paid than in 2005, partially offset by (1) the designation of $15.5 million as restricted cash as a result of the securitization transaction and the requirement to hold certain amounts in separate accounts.

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

Our Future Sources of Liquidity

We operate in a capital-intensive industry. Our predecessor financed the purchase of aircraft and pre-delivery payments for aircraft with cash received from GE. We expect to fund our capital needs from retained cash flow and debt and equity financing, including borrowings under our $1 billion credit facility.

Our short-term liquidity needs include working capital for operations associated with our aircraft and cash to pay dividends to our shareholders. We expect that cash on hand, cash flow provided by operations and the availability of borrowings under our liquidity facility will satisfy our short-term liquidity needs with respect to our portfolio and dividend payments through at least the next 12 months.

Our sole source of operating cash flows is currently from distributions and interest payments made to us by our subsidiaries, through which we hold all of the aircraft in our portfolio. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing the securitization and our senior secured credit facility described below.

Our liquidity needs also include the financing of the acquisition of additional aircraft and other aviation assets that we expect will drive our growth. We plan to finance acquisitions through borrowings under our credit facility and additional equity and debt offerings, which may include securitizations of our aircraft and leases.

Our ability to execute our business strategy to acquire these additional assets therefore depends to a significant degree on our ability to access debt and equity capital markets. Our access to these markets will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and relative attractiveness of alternative investments. If we are unable to raise funds through debt and equity capital markets on terms that are acceptable to us, then we may be unable to implement our growth strategy of making acquisitions of additional aircraft that are accretive to cash flow.

Capital Expenditures

On April 20, 2007, we signed an agreement to purchase two new Airbus A320 aircraft from Air Deccan of India. One of these aircraft was delivered in July 2007, and the other was delivered in September 2007. Both aircraft have been leased back on long-term leases to Air Deccan.

On June 12, 2007, we signed an agreement to purchase two new Airbus A320 aircraft from IndiGo Airlines of India. One of these aircraft was delivered in July 2007, and the other was delivered in September 2007. Both aircraft have been leased back on long-term leases to IndiGo Airlines.

On September 26, 2007, we signed an asset purchase agreement to acquire a portfolio of eight modern, narrow-body commercial aircraft from affiliates of GE, which are on lease to six airlines in three countries (the ‘‘Acquisition’’). Seven of the aircraft were delivered in September 2007, and the other was delivered in November 2007.

All of these aircraft were delivered to Genesis before December 31, 2007.

The Acquisition has been treated as a purchase in conformity with Statement Financial Accounting Standard SFAS 141, Business Combinations. In connection with the Acquisition, the assets and liabilities relating to the delivered aircraft were stated at fair value upon their respective acquisition dates.

The Acquisition consists of the following aircraft:

Lessee	Aircraft Type	Country
Air Berlin (2 aircraft)	B737-700	Germany
Aloha Airlines	B737-700	United States
Germanwings (2 aircraft)	A319-100	Germany
LTU	A320-200	Germany
MyTravel	A320-200	United Kingdom
United Airlines	A320-200	United States

In addition to acquisitions of additional aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of December 31, 2007, the average weighted age of the aircraft in our portfolio was 6.0 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

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

Our portfolio includes 31 leases pursuant to which we collect additional rent that is determined based on usage of the aircraft measured by hours flown or cycles operated and we are obligated to make contributions to the lessee for expenses incurred for certain planned major maintenance, including amounts typically determined based on additional rent paid by the lessee. Such major planned maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under such leases at any time that a lessee default is continuing. Due to the timing of the required contributions on these 31 aircraft, we expect that maintenance contributions in 2008 will be substantially higher than in 2007, although we are unable to estimate the exact amounts of those contributions with certainty.

Under the remaining 22 leases in our portfolio, we are not obligated to make any maintenance contributions. However, most of these 22 leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return. Most such payments are likely to be made by the lessee to us, although payments may be required to be made by us.

Seasonality

Our aircraft are leased under long term contracts and are not subject to the effect of seasonal variation in demand.

Securitization

Concurrently with the completion of our IPO, our subsidiary Genesis Funding completed a securitization transaction that generated net proceeds of approximately $794.3 million after deducting initial purchasers’ discounts and fees. Genesis Funding is a special purpose exempted company that was organized under the laws of the Bermuda to purchase our initial portfolio. Although Genesis Funding is organized under the laws of the Bermuda, it is a resident in Ireland for Irish tax purposes and thus subject to Irish corporation tax on its income in the same way, and to the same extent, as if it were organized under the laws of Ireland. The authorized business of Genesis Funding is limited to acquiring, buying, leasing, maintaining, operating and selling aircraft and entering into hedge agreements and credit facilities related to such activities. We own 100% of the Class A Shares of Genesis Funding, through which we are the beneficiary of more than 99.99% of the equity interest in the property of Genesis Funding. A charitable trust established for the benefit of identified charities, which we refer to as the Charitable Trust, indirectly owns 100% of the Class B Shares of Genesis Funding entitling it to a nominal equity interest in the property of Genesis Funding. Holders of the Class A Shares are entitled to vote on all matters on which shareholders of Genesis Funding are entitled to vote. Holders of the Class B Shares are entitled to vote solely on matters relating to a winding-up, a dissolution, merger, consolidation, transfer of assets and certain limitations on the issuance, transfer and sale of ownership interests, and certain matters with respect to bankruptcy and corporate governance of Genesis Funding. Under the terms of the securitization, a single class of notes, or the notes, were initially issued by Genesis Funding. The notes are direct obligations of Genesis Funding and are not obligations of, or guaranteed by, GE, any of its affiliates or us. The proceeds from the sale of the notes, together with the proceeds from our IPO and the private placement of shares to GE, less certain expenses related to the securitization and our IPO and a cash balance we retained, were used by Genesis Funding to finance the acquisition of our initial portfolio under the asset purchase agreement. See Item 10.C. ‘‘Additional Information — Material Contracts — Asset Purchase Agreement.’’

The notes have the benefit of a financial guaranty insurance policy issued by Financial Guaranty Insurance Company, or FGIC, which has issued a financial guaranty insurance policy to support the payment of interest when due on the notes and the payment of the outstanding principal balance of the notes on the final maturity date of the notes and, under certain other circumstances, prior thereto.

The notes initially were rated Aaa and AAA by Moody’s Investors Service, Inc., or Moody’s, and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or S&P, respectively. This rating was based on FGIC’s rating, which was downgraded since the issuance of the notes. As a result of FGIC’s downgrade, the notes are currently rated A3 and A by Moody’s and S&P, respectively.

The notes were issued pursuant to the terms of a trust indenture, dated December 19, 2006, the date of the completion of our IPO, which we refer to as the indenture, among Genesis Funding, a cash manager, a trustee, an operating bank, a liquidity facility provider and the policy provider.

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

Management of Genesis Funding

Genesis Funding is governed by a board of directors comprised of three directors. One of these directors is Mr. McMahon, and the other two directors are independent of us and GE and its affiliates. In the event that an independent director steps down, the remaining directors will jointly nominate five candidates for approval by the security trustee, acting reasonably, to fill the vacant position. The replacement director will be selected by the holders of the Class A Shares from such approved candidates. In the event that both of the independent director positions are vacant at the same time, the holders of the Class A Shares will nominate seven candidates for approval by the security trustee, acting reasonably, to fill the vacant independent director positions. Upon receipt of approval by the security trustee, the holders of the Class A Shares may then elect two such candidates as independent directors. We refer to the director who is not independent (initially Mr. McMahon) as the equity director. The board is responsible for the management of the property and affairs of Genesis Funding. The consent of the equity director is required in order to, among other things, dispose of or acquire aircraft, incur additional indebtedness or cause a merger or consolidation of Genesis Funding or any of its subsidiaries with third parties, us or our other affiliates that are not Genesis Funding or any of its subsidiaries. We act as manager with respect to Genesis Funding in connection with the securitization. In connection therewith, we or a third party hired by us provide certain administrative, accounting and other services to Genesis Funding, prepare budgets for Genesis Funding’s approval and prepare and arrange for all regulatory and other filings on behalf of Genesis Funding. Certain administrative services to be performed by us may be delegated to an administrative agent under a separate administrative agreement.

Interest Rate

The notes bear interest at one-month LIBOR plus 0.24%. Interest expense for the securitization also includes amounts payable to the policy provider and the liquidity facility provider thereunder. Genesis Funding has also entered into an interest rate swap agreement intended to hedge the interest rate exposure associated with issuing the floating-rate obligations of the notes.

Maturity Date

The final maturity date of the notes is December 19, 2032.

Payment Terms

Principal payments during 2010 and 2011, the fourth and fifth years following the closing date of the securitization, and interest on the notes are due and payable on a monthly basis. During the first three years, there are no scheduled principal payments on the notes and for each month during the fourth and fifth years following the closing date of securitization, there are scheduled principal payments in fixed amounts, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, if the notes are not refinanced, cash flow generally will not be available for distribution to us for the payment of dividends because principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively, after the fifth anniversary of the closing date of the securitization, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the service providers (including GECAS as servicer and us in our role as manager), the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.

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

We expect to refinance the notes on or prior to December 2011, the fifth anniversary of the completion of our IPO. In the event that the notes are not refinanced on or prior to that month, any excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders.

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

Certain Covenants

Genesis Funding is subject to certain operating covenants including relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the initial portfolio including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below. GECAS has agreed to use commercially reasonable efforts to perform its services pursuant to the servicing agreement for our initial portfolio, subject to certain provisions of the indenture as they relate to the services provided by GECAS thereunder.

Aircraft Dispositions.    The ability of Genesis Funding to sell aircraft is limited under the securitization documentation. Genesis Funding may sell up to six aircraft without the consent of the policy provider and additional aircraft with the consent of the policy provider provided that such sales do not violate the concentration limits discussed below and the price is above 107% of the obligations of the notes allocable to such aircraft. Genesis Funding may also sell aircraft provided that (1) sales in any one year do not exceed 10% of the initial average base value of all our aircraft as adjusted for depreciation as provided in the indenture, (2) such sales do not violate the concentration limits or Moody’s confirms its rating on the notes, and (3) the policy provider consents.

Concentration Limits.    Genesis Funding may only enter into a future lease (other than a renewal, extension or restructuring of any lease) if, after entering into such future lease, Genesis Funding is in compliance with certain criteria in respect of limits based on, among other things, the proportion of our portfolio leased to our largest lessees, the regional concentration of our lessees and the sovereign ratings of the countries in which our lessees are located. We will be permitted to vary from these limits if Genesis Funding receives a confirmation from Moody’s that it will not lower, qualify or withdraw its ratings on the notes as a result of such lease and the policy provider consents to such lease. These limits may place limits on Genesis Funding’s ability (absent a third-party consent) to re-lease the aircraft in our portfolio to certain customers at certain times, even if to do so would provide the best risk-adjusted cash flow and would be within our risk policies then in effect.

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

Additional Aircraft.    Genesis Funding is not permitted to acquire any aircraft other than the aircraft in the initial portfolio unless certain conditions are satisfied, including that the acquisition does not result in an event of default under the transaction documents and does not result in a default under the applicable concentration limits. We have the right to contribute additional aircraft from time to time to Genesis Funding. In the event that additional notes are issued to finance the acquisition of additional aircraft, Genesis Funding must obtain the prior written consent of the policy provider and liquidity facility provider and a confirmation from the rating agencies rating the notes that they will not lower, qualify or withdraw their ratings on the notes as a result of the acquisition. Additional aircraft may include, among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. Any additional notes issued rank pari passu in right of payment of principal and interest with Genesis Funding’s outstanding notes. The acquisition of additional aircraft also requires the approval of the directors (including the equity director) of Genesis Funding.

Modification of Aircraft and Capital Expenditures.    Genesis Funding is generally not permitted to make capital expenditures in respect of any optional improvement or modification of an aircraft in the initial portfolio, including aircraft conversions from passenger to cargo aircraft, or for the purpose of purchasing or otherwise acquiring any engines or parts outside of the ordinary course of business, excluding any capital expenditures made in the ordinary course of business in connection with an existing or new lease or the sale of an aircraft, and excluding capital expenditures where: (1) conversions or modifications are funded by capital contributions from Genesis Lease, (2) modification payments are made the aggregate net cash cost of which do not exceed 5% of the aggregate initial average base value of the initial portfolio (other than modification payments funded, with capital contributions from Genesis Lease) or (3) modification payments are permitted under the servicing agreements without express prior written approval of Genesis Funding. The foregoing limitations on modification payments does not apply to lessor contributions, if any, to be made with respect to the installation of main deck cargo doors on the two Boeing 767-200PC cargo wide-body airframes, as described in Item 4.D. ‘‘Property, Plants and Equipment — Our Aircraft Portfolio,’’ to the extent funded from capital contributions or available collections pursuant to the priority of payments in the indenture.

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

Liquidity Facility

Genesis Funding and Calyon are parties to a revolving credit facility, which we refer to as the liquidity facility. The aggregate amounts available under the liquidity facility is $75 million, $60 million of which may be drawn to cover certain expenses of Genesis Funding, including maintenance expenses, swap payments and interest on the notes issued under the indenture and the remaining $15 million of which is available for three years from the completion of our IPO to cover any shortfalls in the separate account set aside for overhauls and certain parts replacements. Genesis Funding is required to reimburse the provider of the liquidity facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture. In the event any amounts under the liquidity facility advanced for shortfalls for overhauls and replacements remains outstanding after such three-year period Genesis Funding will pay a principal amount equal to $625,000 per month to repay such advances. Upon the occurrence of certain events, including a downgrade of the provider of the liquidity facility below a certain ratings threshold, the liquidity facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the liquidity facility. Drawings under the initial liquidity facility bear interest at one-month LIBOR plus a spread of 120 basis points. Genesis Funding also is required to pay an annual commitment fee of 60 basis points on each payment date to the provider of the liquidity facility.

Credit Facility

On April 5, 2007, Genesis Acquisition entered into a $1 billion senior secured credit facility with a syndicate of lenders. The credit facility permits initial loans in an aggregate principal amount of up to $250 million, with an option for Genesis Acquisition to increase the aggregate principal amount of available loans by an additional amount of up to $750 million prior to October 4, 2008, for a total commitment amount of up to $1 billion. The credit facility will provide funding for 65.0-72.5% (depending on aircraft type) of the agreed value of the aircraft that Genesis Acquisition may acquire. As at December 31, 2007, $759 million remains available under this facility.

Commitment Fees.    The following fees relate to the credit facility:

•	1.25% upfront fee on the initial commitment of $250 million, payable by GECAS on the closing of the facility;

•	0.375% per year on the unused amount of the initial commitment of up to $250 million, payable quarterly by Genesis Acquisition in arrears;

•	1.25% fee on the unused amount of $750 million, payable upon exercise of our option to increase the commitment amount to $1 billion; and

•	0.375% per year on the unused amount of $750 million (1) for a period of 12 months from the signing date, paid by GECAS in advance on the signing date, (2) thereafter for a period of 6 months, payable quarterly by Genesis Acquisition in arrears, in each case of (1) and (2) whether or not the option to increase the commitment amount to $1 billion is exercised, and (3) thereafter, if Genesis Acquisition exercises the option to increase the commitment amount to $1 billion, payable quarterly by Genesis Acquisition in arrears.

In connection with the closing of the credit facility, GECAS refunded fees and related expenses of $7.2 million initially borne by Genesis Acquisition. We recorded this amount as deferred financing costs with an offsetting credit to Additional paid-in capital. An amount of $3.2 million was amortized for the year ended December 31, 2007.

Interest Rate.    Borrowings under the credit facility bear interest at one- or three-month LIBOR plus an applicable margin. The applicable margin is between 1.50% and 1.75%, depending on the Genesis Acquisition’s portfolio composition and the principal amount outstanding under the credit facility during the revolving period and 2.75% during the term period (if Genesis Acquisition exercises its option to convert the credit facility to a term loan). Genesis Acquisition has also entered into an interest rate swap agreement intended to hedge the interest rate exposure associated with issuing the floating-rate obligations of the notes.

Maturity Date; Payment Terms.    The commitments under the credit facility are available until April 2010, at which time Genesis Acquisition will have the option to convert any outstanding amount under the credit facility to a term loan with a two-year maturity. If Genesis Acquisition does not exercise this option, then the outstanding amount under the credit facility at such time will be due on such date.

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

Collateral.    Pursuant to a security trust agreement, dated as of April 5, 2007, among Genesis Acquisition, certain affiliates of Genesis Acquisition, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank, borrowings under the credit facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and (5) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease.

Covenants.    The credit facility contains customary covenants, including the following:

•	a requirement that Genesis Acquisition deliver periodic financial and other reports to the administrative agent;

•	limitations on the incurrence of additional indebtedness;

•	limitations on consolidation, acquisition, merger and transfer of assets;

•	a requirement that the aircraft in Genesis Acquisition’s portfolio comply with lessee and geographic concentration limits;

•	a requirement that the weighted average age of Genesis Acquisition’s aircraft portfolio not exceed ten years until the option to increase the commitment amount to up to $1 billion is exercised, and eight years thereafter; and

•	a requirement that the ratio of earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the credit facility.

C.    Research and Development

Not applicable.

D.    Trend Information

Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. The following trends in the aircraft finance and leasing industries will have an impact on our ability to implement this growth strategy:

•	Large and growing commercial aircraft fleet to meet global demand. Globalization and economic growth throughout the developing world have led to increased demand for air travel. We expect that economic development in emerging markets, competitive pricing resulting from the continued growth of low-cost carriers and relaxation of regulatory constraints will drive further increases in air travel and aircraft demand. Boeing has forecasted that by 2026 the fleet will reach 36,420 aircraft, of which 28,260 will be mainline passenger jets with 90 passenger seats or more. Airbus has estimated that the commercial jet aircraft fleet will increase to 33,479 aircraft by 2025, of which 27,307 will be mainline passenger jets of more than 100 seats. In dollar terms, the current global fleet has an estimated value of more than $350 billion and is estimated to grow by at least $40 billion per year for the next 20 years. Nevertheless, the aircraft industry is subject to demand shifts, and any downturn in discretionary business or consumer spending or increased costs could have a significant impact on air traffic and, consequently, on aircraft demand.

•	Access to capital markets. Our liquidity needs include the financing of acquisition of additional aircraft and other aviation assets to drive our growth. We plan to finance acquisitions through borrowings under our credit facility and other sources and also through additional equity and debt offerings, which may include securitizations of our aircraft and other leases. Our ability to execute our business strategy to acquire these additional assets depends to a significant degree on our ability to access debt and equity capital markets. Our access to these markets will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and relative attractiveness of alternative investments. If we are unable to raise funds through debt and equity capital markets on terms that are acceptable to us, then we may be unable to implement our growth strategy of making acquisitions of additional aircraft that are accretive to cash flow.

•	Continued growth in aircraft leasing with significant consolidation opportunities. Over the past 20 years, the world’s airlines have leased a growing proportion of their aircraft. According to market data, the proportion of the global fleet under operating lease has increased from 17% in 1990 to approximately 30% in recent years. Lessors are major providers of liquidity for used aircraft and provide airlines with a valuable method of fleet management through the use of operating leases, financial leases and sale/leaseback transactions. The two largest lessors, GECAS and ILFC, own or manage approximately a combined 41% of the leased aircraft lessor portfolio, while seven second-tier lessors each controls between 3% and 5% of the lessor market. As a result, significant consolidation opportunities exist for lessors with adequate capital resources and financial flexibility.

•	Improving lease rates. With the recovery of the global commercial aviation industry from its post September 11, 2001 lows, generally aircraft values have increased over recent years. For a number of aircraft types, particularly the Boeing 737 and the Airbus A320, which are highly favored by low cost carriers (LCCs), supply is limited. Demand for certain larger aircraft types, such as the 767-300ER and A330 remains strong and cannot be met by current aircraft availability. These larger aircraft may generate very high returns in coming years, but face greater risk of low lease rates during the next market trough. However, the airline industry has been subject to cyclical demand patterns, and a reduction in lease rates and asset values could occur.

Our results of operation vary from our predecessor’s historical results of operations as a result of a number of factors, including:

•	Incremental operating costs. Following the completion of the IPO, we became an independent operating company and are no longer integrated within GE’s operations or cost structure. Many of the services previously provided to our predecessor by GE are now provided to us by GECAS through our servicing agreements. We also outsource some services previously provided or procured by GE to other third-party providers. The cost of procuring these services, together with the need to hire additional personnel and the incurrence of additional legal, accounting, compliance and other costs associated with being a public company with listed equity, resulted in higher operating costs than the costs allocated by GE to our predecessor reflected in its historical combined financial statements.

•	Aging of our aircraft. Our depreciation of capitalized planned major maintenance costs, which is included in depreciation of flight equipment and principally relates to contributions under leases on which we collect additional rent, will be higher than such amounts of our predecessor. This expected increase is due to the aging of the aircraft in our initial portfolio and the growth of the portfolio during 2006 and 2007.

•	Increased borrowing costs. Our predecessor’s borrowing costs were derived from borrowings made at the GE corporate level. Our interest expense is higher than the interest allocated by GE to our predecessor as a result of our independence from GE and higher borrowing costs.

•	Lower tax rate. Our effective tax rate is lower than our predecessor’s as a result of our tax residency in Ireland. Our cash tax payments are also lower as a result of our ability to depreciate aircraft under Irish tax law over eight years, which is a more accelerated rate than our predecessor used to depreciate aircraft under U.S. tax law. Current Irish tax law generally does not limit tax loss carryforwards.

E.    Off-Balance Sheet Arrangements

Not applicable.

F.    Contractual Obligations

Our long-term contractual obligations as of December 31, 2007 consist of the following:

	Year Ended
	2008	2009	2010	2011	2012	Thereafter	Total
	(USD in thousands)
Principal payments under securitization notes(1)	$—	$1,000	$12,000	$14,615	$70,206	$712,179	$810,000
Interest payments under securitization notes(2)	45,992	45,976	45,527	45,388	—	—	182,883
Principal payments under credit facility(3)	—	—	240,961	—	—	—	240,961
Interest payments under credit facility(4)	13,476	13,476	3,556	—	—	—	30,508
Commitment fees payable under credit facility(5)	1,410	—	—	—	—	—	1,410
Fixed payments to AIBIFS under our corporate services agreement(6)	887	—	—	—	—	—	887
Fixed payments to GECAS under our servicing agreements(7)	2,257	2,257	2,257	2,257	2,257	20,313	31,598
Total	$64,022	$62,709	$304,301	$62,260	$72,463	$732,492	$1,298,247

(1)	The indenture that governs the notes issued in the securitization provides that beginning December 19, 2011 (the fifth anniversary of the securitization), all base lease cash flows received on the initial portfolio of 41 aircraft are applied to repay the outstanding principal balance of those notes, after payment of certain expenses and other payments pursuant to the priorities set forth in the indenture. Accordingly, because there are no specific repayment requirements, the principal maturities shown in this table for periods after December 19, 2011 reflect an estimate of the cash flows that would be required for payments on the notes based upon estimates of (i) base lease cash flows and (ii) expenses and other payments specified in the indenture. The maturities of the debt as presented in this table do not assume any eligible extensions or potential refinancings as mentioned below.
(2)	The interest payable under our securitization notes will vary based on LIBOR. Interest payments reflect amounts we expect to pay after giving effect to the interest rate swap we have entered into during the period from 2007 to 2011. We have not entered into interest rate swaps with respect to the securitization notes for periods after December 19, 2011. In addition, as described in (1) above principal payments are not fixed in amount after December 19, 2011. Therefore, we cannot determine the amounts of our interest payments for periods after December 19, 2011.
(3)	The commitments under the credit facility are available until April 2010, at which time the outstanding amount under the credit facility will be due for repayment, unless we exercise the option to convert any outstanding amount under the credit facility to a term loan with a two-year maturity. We have the right to prepay in full or in part, any amounts outstanding under the credit facility April 2010. In addition, we will be required to make partial prepayments of borrowings under the credit facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the credit facility, or if the aggregate amount of the loans outstanding under the credit facility exceeds the borrowing base (as defined in the credit facility), including as a result of a decrease in the value of an aircraft financed with borrowings thereunder as determined by mandatory periodic appraisals. The amount shown in the table assumes no further borrowings under the credit facility and that the entire amount outstanding as of December 31, 2007 will be repaid at maturity in April 2010.
(4)	Interest payments on the $241.0 million drawn under the credit facility as of December 31, 2007 will vary based on LIBOR. However, Genesis Acquisition has entered into an interest rate swap contract with an initial notional amount totaling $211.6 million. As a result, interest payments reflect the fixed interest amounts we expect to pay on $211.6 million of the $241.0 million of borrowings outstanding as of December 31, 2007.
(5)	Genesis Acquisition is required to pay commitment fees of 0.375% per year on the unused amount of the $250 million tranche of the credit facility and on the unused amount of the $750 million tranche for a period of 6 months from April 5, 2008, whether or not the option to increase the commitment amount to $1 billion is exercised.
(6)	Our corporate services agreement with AIBIFS provides that we will pay €0.6 million ($0.9 million) to AIBIFS under such agreement. The agreement permits written termination upon six months’ written notice.
(7)	Pursuant to our servicing agreements, GECAS provides us with most services related to leasing our fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Our servicing agreements with GECAS provide that we will pay to GECAS a base fee of $150,000 per month for servicing the aircraft in our initial portfolio, which increases by an additional monthly base fee of 0.01% of the maintenance-adjusted base value (at the time of acquisition) for additional aircraft outside of our initial portfolio serviced by GECAS. Under the servicing agreements, we are required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services. The amounts presented in this table assume no acquisitions or dispositions of aircraft during any of these periods.

G.    Safe Harbor

See ‘‘Preliminary Note’’ in the introduction to this Annual Report.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is 4230 Atlantic Avenue, Westpark, Shannon, Co Clare, Ireland. Our telephone number at that address is +353 61 233 300.

Name	Age	Position
John McMahon	46	Chairman, Chief Executive Officer and President
Alan Jenkins	35	Chief Financial Officer
Cian Dooley	41	Chief Commercial Officer
Paul T. Dacier	51	Director
Michael Gradon	48	Director
Niall Greene	64	Director
Kenneth Holden	69	Director
David C. Hurley	67	Director
Declan McSweeney	54	Director
Andrew L. Wallace	64	Director

John McMahon has been our Chairman, Chief Executive Officer and President since our formation in July 2006. Mr. McMahon has 21 years of global experience in the aviation industry. Immediately prior to joining our company, Mr. McMahon was founder and managing director of an aviation investment consulting firm that was engaged by GECAS as a consultant to assist with our formation and our IPO. He began his aviation career in 1986 at Ireland’s national airline, Aer Lingus, where his experience included responsibility for fleet planning and route planning. In 1990, he joined GPA Group, then the world’s leading aircraft lessor, to develop and market investment products based on operating leases, with a particular focus on Japan. He transferred to GECAS upon its formation in 1993 when it assumed management responsibility for GPA’s aircraft lease portfolio. In 1995, Mr. McMahon joined the Daimler-Benz (now Daimler) project team to establish its associated aircraft leasing company, debis AirFinance (now AerCap) in Amsterdam. He was instrumental in growing the company from a start-up into a major global player. In 2003, he moved from his position as Managing Director of debis AirFinance to become Deputy Director of Structured Asset Finance at Lloyds TSB Bank plc in London. He founded Aviation Investment Management Company in 2004, through which he acted as consultant on a number of large-scale aircraft leasing-related private equity projects. Mr. McMahon received a Bachelor of Engineering degree from the National University of Ireland and graduate diplomas in accounting and finance (Association of Chartered Certified Accountants), management (University of Dublin, Trinity College) and computer modeling & simulation (University of Dublin, Trinity College). He has also completed the Advanced Management Program at Harvard Business School.

Alan Jenkins has been our Chief Financial Officer since October 2006. Mr. Jenkins has a substantial background in the aircraft leasing and financial services sectors. Prior to joining us, from March 2001 through to September 2006, Mr. Jenkins worked with AWAS, a leading aircraft leasing company which was owned by Morgan Stanley until the sale of the business in March 2006 to Terra Firma Capital Partners. He was based in Sydney, Australia and held the position of Vice President, Commercial from mid-2002 until joining us in October 2006 and was responsible for the creation and development of the commercial operations of the company. The role involved structuring transactions, evaluating risks, negotiating restructurings and other amendments to contracts and advising the company on all lease and trading related decisions. Prior to AWAS, Mr. Jenkins held the position of audit manager with KPMG in Dublin, Ireland. He worked in KPMG’s financial services division for three years with responsibility for a number of aircraft leasing clients, including GPA Group (subsequently renamed AerFi Group) and the Airbus leasing operations in Dublin. Mr. Jenkins is a Fellow of The Association of Chartered Certified Accountants (ACCA) having qualified in 1995 from Accountancy and Business College Dublin.

Cian Dooley has been our Chief Commercial Officer since January 2007. Mr. Dooley has more than 18 years of experience in the aviation and financial services industries, most recently at Boeing Capital Corporation, which he joined in 2001. From 2003 until the end of 2006, he was Managing Director, Aircraft Financial Services based in Seattle, where he was responsible for capital markets and customer financing activities related to the Boeing 787 Dreamliner and the Boeing 747-8 Programs. Prior to this, Mr. Dooley worked for Boeing in Dublin, Ireland and was responsible for conducting financing transactions for Boeing’s European customer base. Before joining Boeing, Mr. Dooley spent five years at Rabobank, where he originated, structured and executed financing transactions. Prior thereto, Mr. Dooley worked at GE Commercial Aviation Services and debis AirFinance (now Aercap), where he held responsibility for negotiating many aircraft acquisition, financing and leasing transactions. Mr. Dooley received a BSc degree in experimental physics from University College Galway.

Paul T. Dacier has been a member of our board of directors since November 2007. Mr. Dacier is Executive Vice President and General Counsel of EMC Corporation, an information infrastructure technology and solutions company. Mr. Dacier joined EMC as Corporate Counsel in 1990 and was promoted to General Counsel in 1992, Vice President in 1993, Senior Vice President in 2000 and Executive Vice President in 2006. Prior to joining EMC, he was an attorney with Apollo Computer, Inc., a computer work station company, from 1984 to 1990. Mr. Dacier served as a commissioner of the Massachusetts Judicial Nominating Commission from 2003 to 2006. He also is a past Chair and remains on the Board of Directors of the New England Legal Foundation, a business appellate advocacy group. Mr. Dacier received a B.A. in History and a J.D. from Marquette University. He is admitted to practice law in the Commonwealth of Massachusetts and the State of Wisconsin.

Michael Gradon has been a member of our board of directors since November 2007. Mr. Gradon was an executive and attorney with The Peninsular and Oriental Steam Navigation Company (P&O) for more than 20 years. He retired from P&O in June 2006 following its takeover by Dubai Ports World. He was P&O’s Executive Director for Commercial and Legal Affairs from 2001 until June 2006 and a main board director of P&O from 1998 until 2006. Other roles at P&O included being Chairman of P&O’s real estate business, Chairman of La Manga Club, a leading European leisure resort, and Chief Executive of the London Gateway infrastructure project. Prior to joining P&O in 1986, Mr. Gradon was a solicitor with Slaughter & May in London. Mr. Gradon is currently senior independent director of Modern Water plc, an independent director of Grosvenor Limited and a member of the Committee of the All England Lawn Tennis Club, which operates the business and events of the Wimbledon Tennis Championships. He received an MA degree in Law from Cambridge University.

Niall Greene has been a member of our board of directors since October 2006. Mr. Greene is the Managing Director of Aviareto Limited, a company that holds the contract from the International Civil Aviation Organisation for the management of the International Registry of Mobile Assets. Mr. Greene has more than 41 years of experience working in the aviation industry, including with Aer Lingus, GPA Group and GECAS. At GPA Group and GECAS, he held various senior management positions in marketing, corporate communications and business development. Mr. Greene received a law degree from the University of Limerick.

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

Declan McSweeney has been a member of our board of directors since November 2007. Mr. McSweeney has approximately 30 years of experience in banking, including 27 years with Allied Irish Banks plc, where he was Chief Financial Officer from 1997 to 2005. Prior to joining Allied Irish Banks, Mr. McSweeney worked with KPMG in the United States and Ireland from 1973 to 1978. He is currently the Chief Financial Officer of Home Credit Group and a member of the Board of Directors of Home Credit B.V., a provider of consumer finance products in Central Europe, Eastern Europe and Asia. Mr. McSweeney is a Chartered Accountant by profession and is a graduate in Commerce from University College, Dublin.

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

B.    Compensation

Compensation of Directors and Officers

Each non-executive member of our board of directors receives an annual cash retainer of $60,000 payable in equal quarterly installments and pro rated for the initial quarter. Each director who is a chairman of a committee of the board of directors receives an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Officers who also serve as directors do not receive compensation for their services as directors.

During the year ended December 31, 2007, we paid to our directors and officers aggregate cash compensation of $3.0 million. In addition, our officers were granted an aggregate of 17,129 restricted shares and options to purchase an aggregate of 11,931 shares with exercise prices between $23.00 and $26.34. The fair value attributable to the restricted shares was $0.4 million and to the options was $0.01 million. For further information regarding our restricted shares and options, see Note 15, ‘‘Share-Based Compensation,’’ in the notes to the financial statements.

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

Awards granted under the plan may be made in the form of (1) options, (2) share appreciation rights, including limited share appreciation rights and (3) other share-based awards. The maximum number of our common shares that may be issued for awards under the plan is 3,000,000, subject to adjustments. Unless otherwise determined by the committee, any of the shares issued in respect of any award granted under the plan will be in the form of ADSs. If, after the effective date of the plan, any share covered by an award granted under the plan, or to which such an award relates, is forfeited, or if an award has expired, terminated or been canceled for any reason whatsoever without consideration therefore, then the shares covered by such award shall again be, or shall become, shares with respect to which awards may be granted under the plan. Any shares delivered to us as part or full payment for the purchase price of an award granted under the plan or to satisfy our withholding obligation with respect to an award granted under the plan, shall again be available for awards under the Plan.

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

C.    Board Practices

Board of Directors

Our board of directors currently consists of eight members. Our bye-laws provide that the board of directors is to consist of a minimum of two and a maximum of nine directors as the board of directors may from time to time determine.

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

Each of the members of the Audit Committee is an ‘‘independent’’ director as defined under the applicable rules of the NYSE. Mr. Wallace, Mr. Greene and Mr. Hurley have served on the Audit Committee since October 2006, and Mr. Mc Sweeney has served since November 2007. Mr. Wallace serves as chairperson.

Compensation Committee.    Our Compensation Committee has two primary responsibilities: (1) to monitor our management resources, structure, succession planning, development and selection process as well as the performance of key executives; and (2) to review and approve executive compensation and broad-based and incentive compensation plans. Each of the members of the Compensation Committee is an ‘‘independent’’ director as defined under the applicable rules of the NYSE. Mr. Hurley, Mr. Wallace and Mr. Greene have served on the Compensation Committee since October 2006, and Mr. Gradon has served since November 2007. Mr. Hurley serves as chairperson.

Nominating and Corporate Governance Committee.    Our Nominating and Corporate Governance Committee’s responsibilities include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. This committee also annually reviews director compensation and benefits and makes recommendations to our board of directors concerning the structure and membership of the other board committees. Mr. Greene, Mr. Hurley and Mr. Holden currently have served on the Nominating and Corporate Governance Committee since October 2006, and Mr. Dacier has served since November 2007. Mr. Greene serves as chairperson.

D.    Employees

We operate in a business that is capital-intensive, rather than labor-intensive. As of December 31, 2007, our only employees were our chief executive officer, our chief financial officer, our chief commercial officer and ten other direct employees, as well as seven consultants who work with us on a contract basis. Management and administrative personnel will expand, as necessary, to meet our future growth needs.

E.    Share Ownership

Each of our directors and officers owns less than one percent of our outstanding common shares.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as of February 29, 2008:

	Shares Beneficially Owned
Name	Number	Percent
GE	3,967,500	11%
Capital World Investors(1)	2,715,000	7.5%

(1)	Information obtained solely by reference to the Schedule 13G filed with the SEC on February 11, 2008 by Capital World Investors (‘‘CWS’’), a division of Capital Research and Management Company (‘‘CRMC’’). CWS reported that it is deemed to be the beneficial owner of 2,715,000 of our ADSs as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. CWS further reported that one or more of its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ADSs. CWS further reported that it holds more than 5% of our outstanding ADSs as of December 31, 2007 on behalf of SMALLCAP World Fund, Inc.

As of December 31, 2007, 4,047,329 of our ADSs were held by 29 holders of record in the United States, not including ADSs held of record by Depository Trust and Clearance Corporation, or DTC. As of December 31, December 2007, DTC was the holder of record of 32,021,740 ADSs. To the best of our knowledge, 30,444,040 of these ADSs were beneficially owned by holders with U.S. addresses.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.    Related Party Transactions

In connection with the underwriters’ exercise of their option to purchase additional shares to cover over-allotments, on January 16, 2007, an affiliate of GE purchased an additional 517,500 shares such that, following the exercise and purchase, it continues to hold approximately 11% of the issued and outstanding shares of Genesis.

Genesis Acquisition Asset Purchase Agreement

On September 26, 2007, Genesis Acquisition entered into an asset purchase agreement with GE and its affiliates which related to the purchase of eight aircraft. All eight aircraft were delivered before December 31, 2007. The total purchase price for the aircraft, not including any adjustments after the completion date but net of any payments from GECAS to compensate for any acquisition related liabilities in the asset purchase agreement, was $221.1 million. The asset purchase agreement contains the representations and warranties that are generally provided in agreements of this kind, and is similar to the representations and warranties as described in the asset purchase agreement described in Item 10.C. ‘‘Additional Information — Material Contracts — Asset Purchase Agreement.’’

Servicing Agreement

On April 5, 2007, Genesis Acquisition entered into a servicing agreement with GECAS relating to the eight aircraft that Genesis Acquisition acquired in 2007. For a description of this agreement, see 10.C ‘‘Additional Information — Material Contracts — Servicing Agreements.’’

Expense Agreement

In connection with the closing of the credit facility on April 5, 2007, GECAS paid fees and related expenses of $7.2 million on behalf of Genesis Acquisition. We recorded this amount as deferred financing costs with an offsetting credit to Additional paid-in capital. An amount of $3.2 million was amortized for the year ended December 31, 2007.

Accounts Payable

In connection with the acquisition of one aircraft as part of the initial portfolio acquired from GECAS on December 19, 2006, Genesis Funding has recorded a receivable of $2.3 million related to Japanese consumption tax and, on receipt, will pay this amount to GECAS. As a result, accounts payable as at December 31, 2007 include a payable to GECAS of $2.3 million.

C.    Interest of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A.    Combined and Consolidated Financial Statements and Other Financial Information

Please see Item 18 below for additional information required to be disclosed under this Item 8.

Legal Proceedings

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

Dividend Policy

Overview

Our board of directors has adopted a policy to pay a regular quarterly cash dividend to our shareholders in an initial amount of $0.47 per share. Our dividend policy is based on the cash flow profile of our business. We generate significant cash flow from leases with a diversified group of commercial aviation customers. The distributable cash flow on which we focus is derived principally from our minimum contracted base lease rentals, reduced by our net cash interest expense, cash selling, general and administrative, maintenance and other expenses and cash taxes.

We intend to continue to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments and for other purposes, as determined by our management and board of directors. Our dividend policy reflects our judgment that by reinvesting cash flow in our business, we will be able to provide value to our shareholders by enhancing our long-term dividend paying capacity. Our objectives are to maintain and to increase distributable cash flow per share through acquisitions of additional aircraft and other aviation assets beyond our portfolio of 53 aircraft. We cannot assure you that we will be successful in achieving these objectives.

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

There are a number of factors that could affect our ability to pay dividends. Factors that may cause you not to receive dividends in the expected amounts or at all, include, but are not limited to, the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our inability to refinance the notes that we have issued in the securitization before the end of the fifth year following the issuance of such notes, when we will be required to apply all available cash flow from our initial portfolio to repay the principal amount thereof on a monthly basis;

•	our inability to renew, extend or repay our senior credit facility before April 2010 and to make acquisitions of additional aircraft that are accretive to cash flow;

•	our inability to comply with the covenants in our senior credit facility, which could prevent Genesis Acquisition from making any distributions to us;

•	application of funds to make and finance acquisitions of aircraft and other aviation assets;

•	our inability to make acquisitions of additional aircraft that are accretive to cash flow;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	unexpected or increased fees and expenses payable under our agreements with GECAS and its affiliates and other service providers;

•	poor performance by GECAS and its affiliates and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to modify or revoke its policy to distribute a portion of our cash flow available for distribution;

•	restrictions imposed by our financing arrangements, including under the notes issued in the securitization, our credit facility and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	changes in Irish tax law, the Irish Treaty or our ability to qualify for the benefits of such treaty;

•	cash reserves established by our board of directors;

•	restrictions under Bermuda law on the amount of dividends that we may pay; and

•	the other factors discussed under ‘‘Risk Factors.’’

Our growth strategy contemplates that we will fund the acquisition of additional aircraft and other aviation assets beyond our portfolio through a combination of retained cash flow and debt and equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions solely with cash from operations, which would reduce or even eliminate the amount of cash available for dividends.

We are a PFIC under U.S. federal income tax rules, and our dividends will not be eligible for either the dividends-received deduction for corporate U.S. holders or treatment as ‘‘qualified dividend income’’ (which is taxable at the rates generally applicable to long-term capital gains) for U.S. holders taxed as individuals. U.S. holders that make a QEF election will not be subject to U.S. federal income tax on dividends and will instead be taxed currently on their pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as capital gain and, generally, capital gain from the sale, exchange or other disposition of shares held more than one year will be long-term capital gain eligible for a maximum 15% rate of taxation for non-corporate holders that make a QEF election. U.S. holders that make a QEF election may be required to include amounts in income for U.S. federal income tax purposes in excess of amounts distributed by us. See Item 10.E. ‘‘Taxation Considerations – U.S. Federal Income Tax Considerations.’’

As a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.

B.    Significant Changes

Not applicable.

Item 9.    The Offer and Listing

Our ADSs, each representing one common share, are listed for trading on the NYSE under the symbol ‘‘GLS.’’

The following table sets forth the annual high and low sale prices of our ADSs on the NYSE for the periods indicated since our ADSs began trading on the NYSE.

	High	Low
Year Ended December 31, 2006	$23.75	$23.00
Year Ended December 31, 2007	$28.61	$17.00

The following table sets forth the quarterly high and low sale prices of our ADSs on the NYSE for the periods indicated since our ADSs began trading on the NYSE.

	High	Low
Year Ended December 31, 2006
Fourth Quarter (from December 14, 2006)	$23.75	$23.00
Year Ended December 31, 2007
First Quarter	$26.80	$22.65
Second Quarter	$28.61	$25.61
Third Quarter	$28.25	$17.92
Fourth Quarter	$25.38	$17.00

The following table sets forth the monthly high and low sale prices of our ADSs on the NYSE for the most recent six months.

	High	Low
Month ended September 30, 2007	$25.29	$21.80
Month ended October 31, 2007	$25.38	$21.75
Month ended November 30, 2007	$18.15	$17.00
Month ended December 31, 2007	$18.94	$17.00
Month ended January 31, 2008	$20.10	$15.33
Month ended February 29, 2008	$21.29	$18.28

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

C.    Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report.

Asset Purchase Agreement

Genesis Funding acquired the aircraft in our initial portfolio pursuant to the asset purchase agreement, dated as of December 19, 2006, between Genesis Funding and GE and its affiliates. The purchase took place through Genesis Funding’s acquisition of beneficial interests in entities that own the aircraft in our initial portfolio or the acquisition by Genesis Funding’s subsidiaries of aircraft in our initial portfolio. All aircraft in our initial portfolio have been delivered.

The total purchase price for the aircraft in our initial portfolio was equal to the aggregate net proceeds from the sale of 27,860,000 shares at a public offering price of $23.00 per share in our IPO, our private placement of 3,450,000 shares to affiliates of GE and our $810.0 million offering of aircraft lease-backed notes as part of a securitization transaction, less the portion of such proceeds that was used to fund our formation and offering-related expenses, up-front costs and expenses related to the securitization, and a cash balance of $20.0 million that we retained for general corporate purposes. The purchase price for the aircraft in the initial portfolio was $1,459.4 million, which was the sum of the net proceeds of the IPO, the private placement and the securitization.

Genesis Funding entered into the asset purchase agreement with GE Capital and with certain other affiliates of GE that owned the aircraft (or the equity interests therein) that comprise our initial portfolio. Under the terms of the asset purchase agreement, Genesis Funding either acquired (directly or indirectly) the equity interests of certain aircraft-owning entities established by GE or Genesis Funding’s subsidiaries acquired ownership of the aircraft. Following transfer of the equity interests of each aircraft-owning entity under the asset purchase agreement, such entity became a wholly owned entity of Genesis Funding, and all the assets of such aircraft-owning entity, including the aircraft owned by such subsidiary, became a part of our consolidated assets and the consolidated assets of Genesis Funding.

Genesis Acquisition Asset Purchase Agreement

Please see Item 7.B. ‘‘Related Party Transactions — Asset Purchase Agreement’’ for description of the Asset Purchase Agreement, dated as of September 26, 2007, between GE and its affiliates and Genesis Acquisition.

Servicing Agreements

We entered into a master servicing agreement with GECAS on December 19, 2006, which we refer to as the Master Servicing Agreement. Genesis Funding also entered into a servicing agreement with GECAS on December 19, 2006 specifically relating to the aircraft in our initial portfolio, which we refer to as the Initial Portfolio Servicing Agreement, and Genesis Acquisition entered into a servicing agreement with GECAS on April 5, 2007, specifically relating to the aircraft that Genesis Acquisition acquired in 2007, which we refer to as the GAL Servicing Agreement. In addition, we or one or more of our subsidiaries may from time to time enter into other servicing agreements specifically relating to aircraft acquired by our subsidiaries. We believe GECAS’s broad industry expertise as the manager of a fleet of approximately 1,450 owned aircraft plus nearly 300 aircraft serviced for other owners, its relationships with more than 230 passenger and cargo airline customers around the world and involvement in the market for aircraft acquisitions and dispositions enhance our ability to manage our portfolio effectively, to complete the acquisition and leasing of additional aircraft and to remarket aircraft as they come off lease.

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

Aircraft Agreed to be Serviced

GECAS currently services all of our aircraft. Pursuant to the Master Servicing Agreement, GECAS will service all additional aircraft that we acquire, including aircraft acquired by our subsidiaries, except for aircraft that GECAS does not accept for servicing for one of the following reasons:

•	GECAS believes that the provision of any of the services or any actions, inactions or consequences related thereto or arising therefrom, or any conditions, events or circumstances existing at any time of determination, may directly or indirectly lead to or create:

•	a violation of any applicable law with respect to GECAS or its affiliates or of any GE policies;

•	an investigation by any governmental authority of or relating to GECAS or any of its affiliates;

•	a conflict of interest with respect to any person that is unacceptable to GECAS;

•	a requirement of resources being allocated to, or expenses being incurred in connection with, the servicing of one or more of such aircraft, individually or in the aggregate with respect to any group thereof, which will be materially different from those being allocated to, or incurred in connection with, other aircraft which are serviced by GECAS;

•	an aircraft we wish to acquire is more than 20 years old when we acquire it or is not manufactured by manufacturers based in North America, South America, Asia or Europe; or such aircraft is of a model or type not then currently in the fleet owned by GECAS and its affiliates or is of a model or type of which GECAS has decided to phase out of its owned fleet;

•	an aircraft we wish to acquire is on lease to or otherwise involves a person with whom GECAS or any of its affiliates is involved in a legal proceeding or otherwise with which GECAS or any of its affiliates has a material dispute;

•	any default or event of default, or certain potential events of default, by us exists under the Master Servicing Agreement or any other servicing agreement we have entered into with GECAS, or any guarantees or any related or other agreements with GECAS or any of its affiliates, which has not been or will not reasonably be expected to be cured on or before the date that services in respect of any such additional aircraft are expected to commence; or

•	as we and GECAS so mutually agree (although neither party has any obligation to do so).

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

Term and Termination

The Master Servicing Agreement and the GAL Servicing Agreement expire in 2021. The Initial Portfolio Servicing Agreement expires on the later of (1) the maturity date of the notes issued in the securitization and (2) the date of repayment of all principal and other amounts due under the securitization (including any amounts owed to the policy provider).

We have the right to terminate any servicing agreement (except, in the case of the Initial Portfolio Servicing Agreement, which also requires the prior written consent of the policy provider) if, among other things,

•	GECAS ceases to be at least majority-owned directly or indirectly by GE Capital, or its ultimate parent, GE;

•	GECAS fails in any material respect to perform any material services under the servicing agreement which results in liability of GECAS due to its gross negligence or willful misconduct (including willful misconduct constituting fraud) in respect of its obligation to apply the standard of care or conflicts standard in respect of performance of the services in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS fails in any material respect to perform any material services under the servicing agreement in accordance with the standard of care or the conflicts standard in a manner that is materially adverse to us and our applicable subsidiaries taken as a whole;

•	GECAS, GE Capital or GE becomes subject to bankruptcy or insolvency proceedings;

•	with respect to the Master Servicing Agreement and the GAL Servicing Agreement, we have insufficient funds for the payment of certain dividends while a significant portion of our available aircraft remain off-lease for a specified period;

•	with respect to the Initial Portfolio Servicing Agreement, we have insufficient funds for the payment of interest on the notes for a period of at least 60 days;

•	with respect to the Initial Portfolio Servicing Agreement, at least 15% of the number of aircraft assets remain off-lease but available for re-lease for a period of at least three months following specified events set forth in the indenture; or

•	with respect to the Initial Portfolio Servicing Agreement, without limiting GECAS’s rights under the security trust agreement, GECAS takes any steps for the purpose of processing the appointment of an administrative receiver or the making of any administrative order or for instituting a bankruptcy, reorganization, arrangement, insolvency, winding up, liquidation, composition or any similar proceeding under the laws of any jurisdiction with respect to any person in the Genesis Funding, and any of its subsidiaries, or any of the aircraft assets.

In addition, in the case of the Initial Portfolio Servicing Agreement, the policy provider also has the right to terminate such servicing agreement under the circumstances described above.

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

Under the Master Servicing Agreement and the GAL Servicing Agreement, GECAS is entitled to terminate the agreement, subject to certain notice periods described below, if any competitor to GECAS controls or becomes the beneficial owner, directly or indirectly, of more than 10% of any class of our securities or obtains director appointment rights and we are unable to restructure the Master Servicing Agreement or the GAL Servicing Agreement (or are otherwise unwilling to restructure the Master Servicing Agreement or the GAL Servicing Agreement) and the services provided thereunder in a manner acceptable to GECAS. Under our servicing agreements, a competitor is defined by reference to certain named aircraft leasing companies and their successors and more generally as any other company that has consolidated annual aircraft leasing or aircraft or engine manufacturing revenues of in excess of $200 million.

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

None of Genesis Lease, Genesis Funding or Genesis Acquisition, as the case may be, nor the servicer may assign its rights and obligations under any servicing agreement without the other party’s prior consent. The servicer may, however, delegate some, but not all, of its duties to its affiliates.

Competitors

Pursuant to the Master Servicing Agreement, we will not sell Genesis Funding or any of its subsidiaries, or any of our other subsidiaries being serviced by GECAS to a competitor of GECAS pursuant to an arrangement that requires GECAS to continue to provide services following a sale of such subsidiary, and we will not permit competitively sensitive information obtained from GECAS to be provided to any such competitor even if such competitor is a shareholder or has the right to elect a member of our board of directors. Furthermore, if a competitor of GECAS acquires control of more than 10% of our voting securities or obtains director appointment rights, we will no longer be able to appoint our representatives as directors on the board of directors or similar group of any securitization or similar subsidiary sponsored by us, including Genesis Funding, and instead such directors will be appointed by the existing directors of such securitization or similar subsidiary and a representative of a competitor of GECAS may not be appointed. We may also be required to screen off certain of our directors and employees from competitively sensitive information provided by GECAS.

Servicing Fees

The Initial Portfolio Servicing Agreement provides that we pay to GECAS a base fee of $150,000 per month, which increases by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each aircraft acquired into Genesis Funding that is not an aircraft in our initial portfolio. Each of the Master Servicing Agreement and the GAL Servicing Agreement provides that Genesis or Genesis Acquisition, as applicable, will pay to GECAS a monthly base fee of 0.01% of the purchase price of each aircraft acquired by Genesis or Genesis Acquisition. Each servicing agreement also provides that we will pay to GECAS a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any aircraft serviced under such agreement plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any aircraft serviced under such agreement. GECAS is also entitled to additional servicing fees consisting of a sales fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds in respect of dispositions of aircraft assets. In addition, we will pay a fee to GECAS in connection with GECAS’s involvement with lessee consents and/or novations that may be required for any aircraft that we acquire or refinance. Such fees will be $6,000 per applicable aircraft. Fees for additional services will be as mutually agreed.

Conflicts of Interest

In addition to servicing our aircraft, GECAS currently manages and remarkets for lease or sale other aircraft and will continue to market for sale or lease other aircraft for third parties (including other aircraft owned by GE Capital and its affiliates). In the course of conducting such activities, GECAS will from time to time have conflicts of interest in performing its obligations on our behalf. See Item 3.D. ‘‘Risk Factors — Risks Related to Our Relationships with GECAS, Its Affiliates and Other Service Providers — GECAS and its affiliates will have conflicts of interest with us, and their limited contractual or other duties may not restrict them from favoring their own business interests to our detriment.’’ If a conflict of interest arises as to one of our aircraft and other aircraft managed by GECAS, GECAS must perform the services in good faith, and, to the extent that either two or more of our particular aircraft or one of our aircraft and other aircraft managed by GECAS have substantially similar objectively identifiable characteristics that are relevant for purposes of the particular services to be performed, GECAS has agreed not to discriminate among our aircraft or between any of our aircraft and any other managed aircraft on an unreasonable basis.

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

Business Opportunities Agreement

As part of our growth strategy, we have entered into a 15-year business opportunities agreement with GECAS on December 19, 2006. We expect that this agreement will lead to additional opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered directly from GECAS.

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

We believe the business opportunities agreement complements our own sourcing efforts. The agreement will terminate upon the termination of the Master Servicing Agreement. See ‘‘Servicing Agreements.’’

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

Transitional Support Agreement

On December 19, 2006 we entered into a transitional support agreement with GECAS.

The transitional support agreement provides for arrangements between us and GECAS with respect to the mutual sharing of information (relating to periods before the completion of our IPO in the case of GECAS providing information to us) in order to comply with reporting, disclosure, filing or other requirements, including with respect to audited financial statements, and for use in any other judicial, regulatory, administrative, tax or other proceeding. For six months after the completion of our IPO, GECAS provided us with access to its finance and operational employees who worked on our IPO, the securitization and the other transactions described in this Annual Report.

We have agreed that neither we nor GECAS, without the consent of the other, will offer employment to or employ any person who is, or has been within the prior two years, an employee of the other party.

Corporate Services Agreement

Please see Item 4.B. ‘‘Business Overview — Corporate Service Provider’’ for description of the Corporate Services Agreements, each dated as of December 19, 2006, between AIBIFS and Genesis.

Indenture

Please see Item 5.B. ‘‘Liquidity and Capital Resources — Securitization’’ for description of the Indenture, dated as of December 19, 2006, among Deutsche Bank Trust Company Americas, PK AirFinance US Inc., Financial Guaranty Insurance Company and Genesis Funding.

Security Trust Agreement

Please see Item 5.B. ‘‘Liquidity and Capital Resources — Securitization’’ for description of the Security Trust Agreement, dated as of December 19, 2006, between Deutsche Bank Trust Company Americas and Genesis Funding.

Liquidity Facility

Please see Item 5.B. ‘‘Liquidity and Capital Resources — Securitization’’ for description of the Liquidity Facility, dated as of December 19, 2006 (as subsequently amended), among Deutsche Bank Trust Company Americas, Calyon and Genesis Funding.

Credit Agreement

Please see Item 5.B. ‘‘Liquidity and Capital Resources — Credit Agreement’’ for description of the Credit Agreement, dated as of April 5, 2007, among Genesis Acquisition, as borrower, Genesis, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank.

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

Non-Irish Holders and U.S. Holders.    Under the Irish Taxes Consolidation Act, 1997, non-Irish Holders and U.S. Holders will not have an Irish income tax liability on dividends from us if the shareholder is neither resident nor ordinarily resident in Ireland and is:

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

If a Non-Irish Holder or U.S. Holder is not so exempted, such shareholder will be liable for Irish income tax (currently 20%) on dividends received from us, but will be entitled to a credit for DWT withheld.

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

Non-Irish Holders and U.S. Holders.    A non-Irish Holder or U.S. Holder is not subject to Irish capital gains tax on the disposal of our shares provided that our shares are quoted on a recognized stock exchange at the time of disposition or do not derive their value from land, buildings, minerals or exploration rights in Ireland.

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

Irish Stamp Duty

No Irish stamp duty is imposed on the issuance of the common shares. Transfers of the common shares would not ordinarily be subject to Irish stamp duty, unless the transfer was related to Irish property. Transfers of ADSs are exempt from Irish stamp duty when the ADSs are dealt in on the NYSE, NASDAQ National Market or any recognized stock exchange in the United States or Canada and the transfer does not relate to Irish property.

U.S. Federal Income Tax Considerations

The following is a general discussion of the U.S. federal income tax rules to which we are subject; of certain U.S. federal income tax consequences of acquiring, holding or disposing of our shares by U.S. Holders (as defined below); and of information reporting and backup withholding rules applicable to both U.S. and Non-U.S. Holders (as defined below). It is based upon the U.S. Internal Revenue Code, the U.S. Treasury regulations (‘‘Treasury Regulations’’) promulgated thereunder, published rulings, court decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not purport to address all of the U.S. federal income tax consequences applicable to us or to all categories of investors, some of whom may be subject to special rules including, without limitation, dealers in securities or currencies, financial institutions or ‘‘financial services entities,’’ life insurance companies, holders of shares held as part of a ‘‘straddle,’’ ‘‘hedge,’’ ‘‘constructive sale’’ or ‘‘conversion transaction’’ with other investments, U.S. persons whose ‘‘functional currency’’ is not the U.S. dollar, persons who have elected ‘‘mark-to-market’’ accounting, persons who hold their share through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, or persons for whom a share is not a capital asset, and persons holding, directly, indirectly or constructively, 10% or more of our shares or underlying shares. The tax consequences of an investment in our shares will depend not only on the nature of our operations and the then-applicable U.S. federal tax principles, but also on certain factual determinations that cannot be made at this time, and upon a particular investor’s individual circumstances. No advance rulings have been or will be sought from the Internal Revenue Service (the ‘‘IRS’’) regarding any matter discussed herein.

For purposes of this discussion, a ‘‘U.S. Holder’’ is (1) a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust which (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons all of whose substantial decisions have the authority to control or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A ‘‘Non-U.S. Holder’’ is a beneficial owner of our shares that is not a U.S. Holder and who, in addition, is not (1) a partnership or other fiscally transparent entity; (2) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions; or (3) subject to rules applicable to certain expatriates or former long-term residents of the United States. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase the shares. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States. For U.S. tax purposes holders of our ADSs are treated as if they hold the underlying common shares represented by the ADSs.

Taxation of U.S. Holders of Shares

U.S. holders of shares are subject to U.S. tax under either the passive foreign investment companies (‘‘PFIC’’) rules or the controlled foreign corporation (‘‘CFC’’) rules.

Tax Consequences of Passive Foreign Investment Company (PFIC) Status.    We will be deemed a PFIC if 75% or more of our gross income, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income. Alternatively, we will be deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income may include, among other things, amounts derived by reason of the temporary investment of funds raised in offerings of our securities and rent paid pursuant to the existing leases of our aircraft. We were a PFIC for 2007 and expect to remain a PFIC for the foreseeable future. U.S. holders that make a QEF election will not be subject to U.S. federal income tax on dividends and will instead be taxed currently on their pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, and generally capital gain from the sale, exchange or other disposition of shares held more than one year will be long-term capital gain eligible for a maximum 15% rate of taxation for non-corporate holders that make a QEF election. Because we are a non-U.S. corporation, our dividends will not qualify for the dividends received deduction generally available to corporate U.S. Holders.

Because we are a PFIC, U.S. Holders of our shares will be subject to different taxation rules with respect to an investment in our shares if they elect to treat us as a qualified electing fund (a ‘‘QEF’’) with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (and if we comply with certain reporting requirements, which we intend to continue to do), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge and to certain other conditions. A QEF election may cause a U.S. Holder to recognize taxable income in excess of, or in the absence of, any distributions. If a QEF election is made, U.S. Holders will not be taxed again on our distributions attributable to QEF inclusions. Distributions in excess of QEF inclusions will be applied against and will reduce the U.S. Holder’s basis in our shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of a capital asset.

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

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, upon which we expect to continue to report our ordinary earnings and net capital gain on a per share basis to a timely filed United States federal income tax return or, if not required to file an income tax return, by filing such form with the IRS. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. Holder must file a completed IRS Form 8621 every year. We have provided and continue to intend to provide U.S. Holders with all necessary information to enable them to make QEF elections as described above. If any subsidiary is not subject to an election to be treated as a disregarded entity or partnership for U.S. tax purposes then a QEF election would have to be made for each such subsidiary. We intend to maintain such elections for all of our subsidiaries.

U.S. Holders may, instead of making a QEF election, elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference, as of the close of the taxable year, between the fair market value of the shares and the U.S. Holder’s adjusted tax basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. A mark-to-market election is only available if our shares meet trading volume requirements on a qualifying exchange and will only be effective if we make an election to treat each of our subsidiaries that would be PFICs as disregarded entities or partnerships for U.S. tax purposes. We intend to maintain such elections for all of our subsidiaries.

U.S. Holders who hold shares during a period when we are a PFIC will continue to be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election.

You should consult your tax advisor about the PFIC rules, including the advisability of making a QEF election or mark-to-market election.

Tax Consequences of CFC Status.    It is possible that we will be a controlled foreign corporation, (a ‘‘CFC’’) for U.S. federal income tax purposes. We will be a CFC for any year in which U.S. Holders that each owns (directly, indirectly or by attribution) at least 10% of our voting shares (each a ‘‘10% U.S. Holder’’), together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of our shares. Classification as a CFC has many complex results, one of which is that if you are a 10% U.S. Holder on the last day of our taxable year, you will be required to recognize as ordinary income a ‘‘subpart F inclusion’’ consisting of your pro rata share of certain items of our income for the taxable year, whether or not you receive any distributions on your shares during that taxable year. In addition, special foreign tax credit rules would apply. Your adjusted tax basis in your shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would result in a corresponding reduction in your adjusted tax basis in your shares and would not be taxed again when you receive such distribution. Subject to a special limitation in the case of individual 10%

U.S. Holders that have held their shares for more than one year, if you are a 10% U.S. Holder, any gain from disposition of your shares will be treated as dividend income to the extent of accumulated earnings attributable to such shares during the time you held such shares.

For any year in which we are both a PFIC and a CFC, if you are a 10% U.S. Holder, you would be subject to the CFC rules and not the PFIC rules with respect to your investment in shares.

You should consult your tax advisor about the application of the CFC rules to your particular situation.

Taxation of the Disposition of Shares.    A U.S. Holder that has made a QEF election for the first year of its holding period will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the shares, which is usually the cost of such shares (as adjusted to take into account any QEF or subpart F inclusion and any related distribution) and the amount realized on a sale or other taxable disposition of the shares. If, as anticipated, the shares are publicly traded (as they are now), a disposition of shares will be considered to occur on the ‘‘trade date,’’ regardless of the holder’s method of accounting. If a QEF election has been made, capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is generally eligible for a maximum 15% rate of taxation for non-corporate holders. The deductibility of a capital loss recognized on the sale, exchange or other disposition of shares is subject to limitations. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of shares generally will be treated as United States source income or loss for United States foreign tax credit purposes.

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

Taxation of Genesis Lease Limited and Our Subsidiaries

For U.S. federal income tax purposes, we are treated as a non-U.S. corporation and each other member of our group is treated as a disregarded entity, a grantor trust or a partnership, for U.S. tax purposes. Accordingly, it is anticipated that any U.S. federal income tax payable by reason of the activities of the members of our group will be payable by us. Unless otherwise exempted by an applicable income tax treaty, a non-U.S. corporation that is directly or through agents engaged in a trade or business in the U.S. is generally subject to U.S. federal income taxation, at the graduated tax rates applicable to U.S. corporations, on the portion of such non-U.S. corporation’s income that is ‘‘effectively connected’’ with such trade or business. In addition, such a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portions of its ‘‘effectively connected earnings and profits’’ constituting ‘‘dividend equivalent amounts’’ at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty. In addition non-U.S. corporations that earn certain U.S. source income not connected with a U.S. trade or business can be subject to a 30% withholding tax on such gross income unless they are entitled to a reduction or elimination of such tax by an applicable treaty. Furthermore, even if a non-U.S. corporation is not engaged in business in the United States, certain U.S. source ‘‘gross transportation income’’ (which includes rental income from aircraft that fly to and from the United States) is subject to a 4% tax on gross transportation income in the United States unless a statutory or treaty exemption applies.

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

No assurances can be given, however, that we will continue to qualify each year for the benefits of the Irish Treaty or that we will not in the future be treated as maintaining a permanent establishment in the U.S. In order for us and our subsidiaries to be eligible for the benefits of the Irish Treaty for a particular fiscal year, we must each satisfy the requirements of Article 23 (Limitation on Benefits) of the Irish Treaty for that fiscal year. We will be eligible for the benefits of the Irish Treaty if the principal class of our shares are substantially and regularly traded on one or more recognized stock exchanges. Our shares will be substantially and regularly traded on one or more recognized stock exchanges in a fiscal year if: (1) trades in such shares are effected on such stock exchanges in more than de minimis quantities during every quarter; and (2) the aggregate number of shares traded on such stock exchanges during the previous fiscal year is at least 6% of the average number of shares outstanding during that taxable year. In particular, if our shares cease to be treated as regularly traded, then we may no longer be eligible for the benefits of the Irish Treaty. Our subsidiaries that are Irish tax-resident will be eligible for benefits under the Irish Treaty if we hold, directly or indirectly, 50% or more of the vote and value of the subsidiary and we meet the substantially and regularly traded test described above.

If we or any subsidiary were not entitled to the benefits of the Irish Treaty, any income that we or that subsidiary earns that is treated as effectively connected with a trade or business in the United States, either directly or through agents, would be subject to tax in the United States at a rate of 35%. In addition, we or that subsidiary could be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%, considered distributed from the U.S. business. However, rental income from the lease of aircraft used in international traffic will only be effectively connected with a trade or business in the United States if the income is considered attributable to a fixed place of business in the United States.

In addition, if we did not qualify for Irish Treaty benefits, certain U.S. source rental income not connected with a U.S. trade or business could be subject to withholding tax of 30% and certain U.S. source gross transportation income could be subject to a 4% tax on gross transportation income. However even if we were not entitled to the benefits of the Irish Treaty, we would be exempt from the U.S. tax on certain income if we qualify for an exemption under section 883 of the Code.

Section 883 provides an exemption from U.S. federal income taxation for income derived from aircraft used in international traffic by certain foreign corporations. To qualify for this exemption in respect of rental income derived from international traffic, the lessor of the aircraft must be organized in a country that grants a comparable exemption to U.S. lessors (Ireland and Bermuda each does), and the direct and indirect shareholders of the lessor must satisfy certain residency requirements. We and our majority-owned subsidiaries can satisfy these residency requirements in any year our shares are primarily and regularly traded on a recognized exchange for more than half the days of such year. Our shares will be considered to be primarily and regularly traded on a recognized exchange in any year if: (1) the number of trades in our shares effected on such recognized stock exchanges (which include the New York Stock Exchange, on which our shares are now traded) exceed the number of our shares (or direct interests in our shares) that are traded during the year on all securities markets; (2) trades in our shares are effected on such stock exchanges in more than de minimis quantities on at least 60 days during every calendar quarter in the year; and (3) the aggregate number of our shares traded on such stock exchanges during the previous year is at least 10% of the average number of our shares outstanding in that class during that year. In particular, if our shares cease to be treated as regularly traded, then we may no longer be eligible for the section 883 exemption.

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

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 4230 Atlantic Avenue, Westpark, Shannon, Co. Clare, Ireland. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system may also be obtained from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee. Our internet address is www.genesislease.com. However, the information on our website is not a part of this annual report.

I.	Subsidiary Information

Not applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the notes issued in the securitization and borrowings under our liquidity facility and our credit facility. Forty-six out of 53 of our lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining seven leases adjusting bi-annually based on six-month LIBOR. Our indebtedness requires payments based on a variable interest rate index such as LIBOR. However, we have entered into an interest rate swap to fix the cost associated with the notes issued in the securitization. In addition, on October 22, 2007, we entered into an interest rate swap to hedge the interest rate exposure arising as a result of the fixed rate leases attached to the aircraft acquired during the year ended December 31, 2007.

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

A hypothetical 100-basis point increase/decrease in our variable interest rates would increase/ decrease the minimum contracted rentals on our portfolio for the year ending December 31, 2008 by $2.0 million. A hypothetical 100-basis point increase/decrease in our variable interest rate on our borrowings would result in an interest expense increase/decrease of $0.3 million for the year ending December 31, 2008. There is no impact on our net interest expense on the notes issued in the securitization as we have entered into an interest rate swap agreement to fix the cost associated with the debt. In addition, we entered into an interest rate swap on October 22, 2007 to hedge the interest rate exposure arising as a result of the fixed rate leases attached to the aircraft acquired during the year ended December 31, 2007.

Foreign Currency Exchange Risk

We currently receive all of our revenue in U.S. dollars, and we pay substantially all of our expenses in U.S. dollars. However, we incur some of our expenses in other currencies, primarily the euro, and we may enter into leases under which we receive revenue in other currencies, primarily the euro. During the past several years, the U.S. dollar has depreciated against the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. We have not engaged in any foreign currency hedging transactions. However, we may consider engaging in these transactions in the future. As we currently receive all of our revenue in U.S. dollars and pay the majority of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

(a)	Disclosure Controls and Procedures

As of December 31, 2007, an evaluation was conducted under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management of Genesis Lease Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of our Chief Executive Officer and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our independent auditor, KPMG, a registered public accounting firm, has issued an attestation report on our management’s assessment of our internal control over financial reporting. This attestation report appears below.

(c)	Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Genesis Lease Limited

We have audited Genesis Lease Limited’s (the ‘‘Company’’) internal control over financial reporting as of December 31, 2007, based on criteria established in ‘‘Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’’ (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting appearing in item 15(b) herein. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in ‘‘Internal Control — Integrated Framework issued by COSO.’’

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related combined and consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 10, 2008 expressed an unqualified opinion on those combined and consolidated financial statements.

/s/ KPMG
Dublin, Ireland
March 10, 2008

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

Our principal accountants for the year ended December 31, 2007 were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the year ended December 31, 2007 and fees billed for other services rendered by KPMG.

	December 31, 2006		December 31, 2007
	(USD in thousands)%		(USD in thousands)%
Audit fees(1)	$681	31.90%	$876	40.83%
Audit-related fees(2)	150	7.10%	529	24.65%
Tax fees(3)	1,302	61.00%	741	34.52%
Total	$2,133	100.0%	$2,146	100.0%

(1)	Audit fees relate to annual audit fees for Genesis Lease Limited and its subsidiaries.
(2)	Audit-related fees include general audit related accounting advice and fees charged in respect of a potential transaction that was not consummated during the year ended December 31, 2007.
(3)	Tax fees relate to annual tax fees for Genesis Lease Limited and its subsidiaries.

The Audit Committee pre-approves all audit and non-audit services provided to Genesis Lease Limited by its auditors.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

See pages beginning on page F-1 following Item 19.

Item 19.    Exhibits

Each of the following exhibits is incorporated into this Annual Report by reference:

1.1	Memorandum of Association. (filed as Exhibit 3.1 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
1.2	Bye-laws. (filed as Exhibit 3.2 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
2.1	Form of Common Share Certificate. (filed as Exhibit 4.1 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
2.2	Deposit Agreement, between Deutsche Bank Trust Company Americas and Genesis Lease Limited. (filed as Exhibit 4.2 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
4.1	Private Placement Agreement, dated November 26, 2006, between GE Capital Equity Investment, Inc. and Genesis Lease Limited. (filed as Exhibit 10.1 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.2	Registration Rights Agreement, dated December 19, 2006, between GE Capital Equity Investment, Inc. and Genesis Lease Limited. (filed as Exhibit 10.2 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.3	Asset Purchase Agreement, dated December 19, 2006, between General Electric Capital Corporation and Genesis Funding Limited. (filed as Exhibit 10.3 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.4	Master Servicing Agreement, dated December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited. (filed as Exhibit 10.4 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.5	Servicing Agreement, dated December 19, 2006, among GE Commercial Aviation Services Limited, Financial Guaranty Insurance Company and Genesis Funding Limited. (filed as Exhibit 10.5 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.6	Business Opportunities Agreement, dated December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited. (filed as Exhibit 10.6 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.7	Transitional Support Agreement, dated December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited. (filed as Exhibit 10.7 to Amendment No. 1 to our Registration Statement on Form F-1/A filed on December 7, 2006) (SEC File No. 333-138967)

4.8	Corporate Services Agreement, dated December 19, 2006, between AIB International Financial Services Limited and Genesis Lease Limited. (filed as Exhibit 10.8 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.9	Corporate Services Agreement, dated December 19, 2006, between AIB International Financial Services Limited and Genesis Lease Limited. (filed as Exhibit 10.9 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC FileNo. 333-138967)
4.10	Expense Agreement, dated December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited. (filed as Exhibit 10.10 to our Amendment No. 1 to our Registration Statement on Form F-1/A filed on December 7, 2006) (SEC File No. 333-138967)
4.11	Indenture, dated December 19, 2006, among Deutsche Bank Trust Company Americas, PK AirFinance US Inc., Financial Guaranty Insurance Company and Genesis Funding Limited. (filed as Exhibit 10.11 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.12	Security Trust Agreement, dated December 19, 2006, between Deutsche Bank Trust Company Americas and Genesis Funding Limited. (filed as Exhibit 10.12 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.13	Management Agreement, dated December 19, 2006, among Genesis Funding Limited, Deutsche Bank Trust Company Americas, Financial Guaranty Insurance Company, Phoenix American Financial Services, Inc. and Genesis Lease Limited. (filed as Exhibit 10.13 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.14	Cash Management Agreement, dated December 19, 2006, between Deutsche Bank Trust Company Americas and Genesis Funding Limited. (filed as Exhibit 10.14 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.15	Liquidity Facility Agreement, dated December 19, 2006, among Deutsche Bank Trust Company Americas, PK AirFinance US Inc. and Genesis Funding Limited. (filed as Exhibit 10.15 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.16	Policy Provider Indemnification Agreement, dated December 19, 2006, among Deutsche Bank Trust Company Americas, Financial Guaranty Insurance Company and Genesis Funding Limited. (filed as Exhibit 10.16 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.17	Schedule to the ISDA 2002 Master Agreement, dated December 19, 2006, between Citibank, N.A. and Genesis Funding Limited. (filed as Exhibit 10.17 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.18	Commitment Letter, dated November 27, 2006, to Genesis Lease Limited from Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC. (filed as Exhibit 10.18 to Amendment No. 1 to our Registration Statement on Form F-1/A filed on December 7, 2006) (SEC File No. 333-138967)
4.19	Genesis Lease Limited Equity Incentive Plan. (filed as Exhibit 10.19 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.20	Form of Director Service Agreement, between Genesis Lease Limited and each director thereof. (filed as Exhibit 10.20 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.21	Form of Share Option Award. (filed as Exhibit 10.23 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.22	Form of Restricted Share Award for Directors. (filed as Exhibit 10.24 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.23	Form of Restricted Share Award for Executive Officers. (filed as Exhibit 10.25 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)
4.24	Credit Agreement, dated as of April 5, 2007, among Genesis Acquisition Limited, as borrower, Genesis Lease Limited, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank. (filed as Exhibit 10.1 to our Current Report on Form 6-K filed on April 12, 2007 (SEC File No. 001-33200)
4.25	Security Trust Agreement, dated as of April 5, 2007, among Genesis Acquisition Limited, certain affiliates of Genesis Acquisition Limited, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank. (filed as Exhibit 10.2 to our Current Report on Form 6-K filed on April 12, 2007) (SEC File No. 001-33200)
4.26	Servicing Agreement, dated as of April 5, 2007, between Genesis Acquisition Limited and GE Commercial Aviation Services Limited. (filed as Exhibit 10.3 to our Current Report on Form 6-K filed on April 12, 2007) (SEC File No. 001-33200)
4.27	Asset Purchase Agreement, dated as of September 26, 2007, among Genesis Acquisition Limited, General Electric Capital Corporation and the other sellers listed on Schedule I thereto. (filed as Exhibit 10.1 to our Current Report on Form 6-K filed on October 5, 2007) (SEC File No. 001-33200)

Each of the following exhibits is filed herewith:

8.1	List of Subsidiaries of Genesis Lease Limited.
12.1	Certification of John McMahon pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Alan Jenkins pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of John McMahon pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Alan Jenkins pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

Combined and Consolidated Financial statements of Genesis Lease Limited

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2006 and 2007	F-3
Combined and Consolidated Statements of Income for the years ended December 31, 2005, 2006 and 2007	F-4
Combined and Consolidated Statements of Shareholders’ Equity and Accumulated Other Comprehensive Income for the years ended December 31, 2005, 2006 and 2007	F-5
Combined and Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007	F-6
Notes to the Combined and Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Genesis Lease Limited

We have audited the accompanying consolidated balance sheets of Genesis Lease Limited (the ‘‘Company’’) and subsidiaries as of December 31, 2007 and 2006, and the related combined and consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007 (the ‘‘consolidated financial statements’’). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in ‘‘Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’’ (COSO), and our report dated March 10, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Dublin, Ireland
March 10, 2008

GENESIS LEASE LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2007
	(USD in thousands)
ASSETS
Cash and cash equivalents (Note 4)	$26,855	$30,101
Restricted cash (Note 4)	15,471	32,982
Accounts receivable (Note 5)	1,366	3,911
Other assets (Note 6)	22,315	22,555
Flight equipment under operating leases, net (Note 7 & 8)	1,219,738	1,555,809
Fixed assets, net (Note 9)	—	1,024
Deferred income taxes (Note 11)	30,313	28,787
Total Assets	$1,316,058	$1,675,169
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable (Note 12)	$2,787	$17,207
Other liabilities (Note 13)	26,596	64,662
Long-term debt (Note 14)
Securitization Notes	810,000	810,000
Credit facility	—	240,961
Total Liabilities	839,383	1,132,830
Commitments and contingencies (Note 24)	—	—
Shareholders’ equity:
Par value 0.001 U.S. dollars per share; 500,000,000 shares authorized: 31,342,176 and 36,069,069 shares issued and outstanding at December 31, 2006 and December 31, 2007 respectively (Note 20)	31	36
Additional paid-in capital	474,202	585,411
Accumulated other comprehensive income/(loss)	3,375	(28,325)
Accumulated deficit (Note 22)	(933)	(14,783)
Total shareholders’ equity	476,675	542,339
Total liabilities and shareholders’ equity	$1,316,058	$1,675,169

The accompanying notes are an integral part of these combined and consolidated financial statements.

GENESIS LEASE LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

	Combined	Combined and Consolidated	Consolidated
	Years Ended December 31
	2005	2006	2007
	(USD in thousands, except share and per share data)
Revenues
Rental of Flight Equipment	$117,861	$153,187	$181,333
Other income	—	—	6,771
Total revenue	117,861	153,187	188,104
Expenses:
Depreciation	42,462	51,398	62,259
Interest (Note 17)	34,995	46,026	55,236
Maintenance expense	1,989	2,327	1,073
Selling, general and administrative (Note 18)	3,144	7,312	20,991
Other expenses (Note 19)	—	—	3,337
Total operating expenses	82,590	107,063	142,896
Income Before Taxes	35,271	46,124	45,208
Provision for income taxes (Note 11)	13,900	17,367	6,053
Net Income	$21,371	$28,757	$39,155

The following table presents the net income per share calculated for the year ended December 31, 2006 and 2007:

Net income per share
Basic	$25.76	$1.09
Diluted	$25.72	$1.09

The following table presents pro forma basic and diluted net earnings per share amounts for the year ended December 31, 2006 as if the IPO and the exercise of the over-allotment option had occurred on January 1, 2006:

Pro forma net income per share
Basic	$0.80
Diluted	$0.80

The accompanying notes are an integral part of these combined and consolidated financial statements.

GENESIS LEASE LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND
ACCUMULATED OTHER COMPREHENSIVE INCOME

	Issued Common Shares		Additional Paid-in Capital	GE Net Investment	Accumulated Deficit	Accumulated Other Comprehensive Income/(loss)	Comprehensive Income/(loss)	Total
	Shares	Amount
	(USD in thousands, except share data)
Balance at 1 January, 2005	—	$—	$—	$844,803	$—	$—	$—	$844,803
Contributions for purchase of flight equipment and pre-delivery payments	—	—	—	186,713	—	—	—	186,713
Contributions for cost allocations	—	—	—	54,192	—	—	—	54,192
Distributions	—	—	—	(125,088)	—	—	—	(125,088)
Net income	—	—	—	21,371	—	—	21,371	21,371
Comprehensive income	—	—	—	—	—	—	21,371	—
Balance at December 31, 2005	—	—	—	981,991	—	—	—	981,991
Contributions for purchase of flight equipment and pre-delivery payments	—	—	—	194,272	—	—	—	194,272
Contributions for cost allocations	—	—	—	50,079	—	—	—	50,079
Net income/(loss)	—	—	—	29,690	(933)	—	28,757	28,757
Distributions	—	—	—	(150,484)	—	—	—	(150,484)
Repayment of GE Net Investment on December 19, 2006	—	—	—	(1,105,548)	—	—	(29,690)	(1,105,548)
Special distribution to GE on December 19, 2006	—	—	(335,990)	—	—	—	—	(335,990)
Income tax effect of the transaction with GE on December 19, 2006	—	—	124,556	—	—	—	—	124,556
Proceeds of initial public offering, net	31,310,000	31	684,937	—	—	—	—	684,968
Employee stock awards	32,176	—	699	—	—	—	—	699
Other comprehensive income (Note 21)	—	—	—	—	—	3,375	3,375	3,375
Comprehensive income							2,442
Balance at December 31, 2006	31,342,176	31	474,202	—	(933)	3,375		476,675
Net income	—	—	—	—	39,155	—	39,155	39,155
Dividends paid ($1.47 per share)	—	—	—	—	(53,005)	—	—	(53,005)
Proceeds from the issue of common shares , net	4,696,500	5	102,848	—	—	—	—	102,851
Capital Contribution by GECAS (Note 26)	—	—	7,251	—	—	—	—	7,251
Employee stock awards	30,393	—	1,110	—	—	—	—	1,110
Other comprehensive income/(loss) (Note 21)	—	—	—	—	—	(31,700)	(31,700)	(31,700)
Comprehensive income	—	—	—	—	—	—	$7,455	—
Balance at December 31, 2007	36,069,069	$36	$585,411	$—	$(14,783)	$(28,325)		$542,339

The accompanying notes are an integral part of these combined and consolidated financial statements.

GENESIS LEASE LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Combined	Consolidated and Combined	Consolidated
	Years Ended December 31
	2005	2006	2007
	(USD in thousands)
Cash flows provided by operations:
Net income	$21,371	$28,757	$39,155
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43,227	52,062	66,589
Deferred income taxes	(2,154)	15,789	6,053
Non-cash operating expenses, excluding depreciation and amortization	2,806	699	1,110
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable	1,255	1,541	(2,545)
Increase in restricted cash	—	(15,471)	(2,121)
Increase in other current assets	—	(140)	(269)
Increase in other non current assets	(3,849)	(68)	—
Increase in accounts payable	502	382	8,557
Increase in other liabilities	10,544	5,967	2,134
Net cash provided by operating activities	73,702	89,518	118,663
Cash flows from investing activities:
Purchases of flight equipment and capitalized maintenance	(164,424)	(194,272)	(167,933)
Purchase of business	—	—	(221,097)
Change in restricted cash	—	—	(15,390)
Purchases of fixed assets	—	—	(1,166)
Pre-delivery payments	(22,289)	—	—
Net cash used in investing activities	(186,713)	(194,272)	(405,586)
Cash flows from financing activities:	—
Proceeds from GE for flight equipment	164,424	194,272	—
Proceeds from GE for pre-delivery payments	22,289	—	—
GE Net Investment and capital contribution	(73,702)	(100,405)	7,251
Repayment of GE Net Investment on December 19, 2006	—	(1,105,548)	—
Special distribution to GE on December 19, 2006	—	(335,990)	—
Proceeds from issuance of common shares	—	720,419	108,020
Payments for costs arising on issuance of common shares	—	(35,451)	(5,167)
Proceeds from debt issuance	—	810,000	240,961
Payments for deferred financing costs and discounts	—	(15,688)	(7,891)
Dividends paid	—	—	(53,005)
Net cash provided by financing activities	113,011	131,609	290,169
Net change in cash and cash equivalents	—	26,855	3,246
Cash and cash equivalents at beginning of year	—	—	26,855
Cash and cash equivalents at end of year	$—	$26,855	$30,101
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amount capitalized	$34,995	$44,490	$51,045
Interest capitalized	$2,245	$—	$—
Non-cash addition to flight equipment excluded from investing activities (primarily capitalized accruals)	$—	$—	$5,864
Income taxes	$16,053	$1,578	$—

The accompanying notes are an integral part of these combined and consolidated financial statements.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

1.    Description of business

Genesis Lease Limited (the ‘‘Company’’, and together with its consolidated subsidiaries, ‘‘Genesis’’) was incorporated in Bermuda on July 17, 2006 for the purpose of acquiring 41 commercial jet aircraft (the ‘‘Initial Portfolio’’) and related operations from affiliates of General Electric Company (‘‘GE’’) and conducting an initial public offering (‘‘IPO’’) of the Company’s common shares. Genesis is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world. A full unaudited listing of subsidiaries is shown in Exhibit 8.1.to this annual report.

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

On January 16, 2007, the Company sold 4,179,000 additional shares at a public offering price of $23.00 per share after the underwriters of the IPO exercised their over-allotment option in full, as well as 517,500 additional shares at a price of $23.00 per share in a private placement to GE, raising $102.8 million net of costs of $5.16 million.

Since the IPO Genesis has increased its portfolio from 41 to 53 aircraft through the following acquisitions:

•	On April 20, 2007, Genesis agreed to acquire two aircraft from Deccan Aviation Limited, or Air Deccan, of India, one of which was delivered in July 2007 and the other in September 2007;

•	On June 12, 2007, Genesis agreed to acquire two aircraft from InterGlobe Aviation Limited, or IndiGo of India, one of which was delivered in July 2007 and the other in September 2007; and

•	On September 26, 2007, Genesis agreed to acquire eight additional aircraft from affiliates of GE, seven of which were delivered in September 2007 and the other in November 2007.

2.    Basis of Presentation

These combined and consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

Genesis acquired its initial portfolio of 41 aircraft pursuant to the asset purchase agreement (the ‘‘APA’’), dated as of December 19, 2006 (the ‘‘Closing Date’’), between Genesis Funding, GE Capital and certain affiliates of GE that owned the aircraft (or the equity interests therein) on the Closing Date. Under the terms of the asset purchase agreement, Genesis acquired its initial portfolio (the ‘‘Initial Portfolio’’) of 41 aircraft. Genesis paid $1,459.4 million as consideration for the 41 aircraft (or the beneficial interest in those aircraft) on the Closing Date.

The combined financial statements reflect the combination of the aircraft included in the Initial Portfolio and the related leases as owned and operated by affiliates of GE (‘‘the ‘‘Predecessor’’) to

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

December 18, 2006. The combined financial statements have been prepared on a ‘‘carve out’’ basis derived from GE’s consolidated financial statements. Because a direct ownership relationship did not exist among the various GE aircraft owning entities prior to the IPO, GE’s interest in the Predecessor, including intercompany debt, was shown as GE Net Investment in the Balance Sheet and the Statement of Shareholders’ Equity in the combined financial statements. The combined financial statements do not reflect the financial condition, results of operations or cash flows that Genesis would have achieved during the periods presented. On December 19, 2006, Genesis completed the IPO, the private placement of shares to GE and the securitization and recognized the par value and the additional paid-in value in connection with the issuance and sale of the shares.

Pursuant to the asset purchase agreement, GE and its affiliates were obligated to deliver the aircraft in the Initial Portfolio within 210 days of the completion of the IPO. In the period from the Closing Date to the date that each aircraft was delivered (the ‘‘Delivery Date’’), the aircraft in the Initial Portfolio were delivered to Genesis (each, a ‘‘Delivery Date’’), Genesis received the rental income (base rent and additional rent) from all of the 41 aircraft in the Initial Portfolio, and GE received full credit for the investment earnings on the proceeds of the sale of the initial portfolio to Genesis. Genesis was also liable for the maintenance and other payments due under the operating lease, as lessor and beneficial owner, of each aircraft in the Initial Portfolio. The effect of the asset purchase agreement was that as at the Delivery Date of each aircraft, both Genesis and GE would be in the same position as they would have been had such aircraft been delivered on the Closing Date. All the aircraft in the Initial Portfolio were delivered by June 30, 2007.

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

The combined and consolidated financial statements have been prepared to reflect the combination of the aircraft and their financial position, results of operations and cash flows pursuant to the terms of the APA. The acquisition of the Initial Portfolio was accounted for as a transaction between entities under common control. The transfer of the aircraft from affiliates of GE to Genesis in substance constitutes an issuance of subsidiary stock, and as such, the transfer is accounted for at historical cost similar to a transaction between entities under common control. Results for each aircraft in the Initial Portfolio have been included in the combined financial statements from the dates that such aircraft came under GE’s ownership and control. ‘‘Push down’’ accounting is not required because no single investor or collaborative group of investors held more than 95% of the Company’s outstanding shares upon completion of the IPO. The excess of the amount paid to GE to transfer the portfolio of 41 aircraft over the net book value has been treated as a reduction in equity (i.e. a special distribution).

The combined financial statements for all periods prior to the completion of the IPO include allocations of costs for these services based on the cost to GE of providing or procuring such services. The method used to allocate these costs to the aircraft was a multi-step process, whereby the costs were first allocated to GECAS (as one of GE’s divisions) based on the relative book values of net assets, and then further allocated to the Predecessor based on the total number of aircraft owned by the Predecessor at a particular time. Costs included in the financial statements for such services provided to the Predecessor are included in ‘‘Selling, general and administrative expenses.’’

Prior to the IPO, certain services had been provided or procured by GE with respect to the aircraft in the Initial Portfolio. These services include the following:

•	marketing, technical and operating management services relating to the aircraft;

•	risk management approvals and services relating to the aircraft;

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

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

The consolidated financial statements include all majority owned subsidiaries assets and liabilities of Genesis and amounts subsequent to the IPO.

Since the IPO, Genesis has increased its portfolio from 41 to 53 aircraft through the following acquisitions:

•	On April 20, 2007, Genesis signed an agreement to purchase two new Airbus 320 aircraft from Air Deccan of India. One of these aircraft was delivered in July 2007, and the other was delivered in September 2007. Both aircraft have been leased back on long-term leases to Air Deccan. On June 12, 2007, Genesis signed an agreement to purchase two new Airbus 320 aircraft from IndiGo Airlines of India. One of these aircraft was delivered in July 2007, and the other was delivered in September 2007. Both aircraft have been leased back on long-term leases to IndiGo Airlines. As the acquisition of the four aircraft did not meet the definition of a business under Statement Financial Accounting Standard (‘‘SFAS’’) 141 Business Combinations, the transactions were accounted for as the acquisition of assets.

•	On September 26, 2007, Genesis signed an asset purchase agreement to acquire a portfolio of eight modern, narrow-body commercial aircraft from affiliates of GECAS, which are on lease to six airlines in three countries (the ‘‘Acquisition’’). Seven of the aircraft were delivered in September 2007 and one in November 2007. The Acquisition has been treated as a purchase in conformity with SFAS 141, Business Combinations. In connection with the Acquisition, the assets and liabilities relating to the delivered aircraft were accounting for using the purchase method and were stated at fair value upon their respective acquisition dates.

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

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

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

(c)    Revenue — Rental of Flight Equipment

Genesis leases flight equipment (also referred to as ‘‘aircraft’’) under operating leases and records rental income on a straight-line basis over the term of the lease. Rentals received but unearned under the lease agreements are recorded in ‘‘Rentals received in advance’’ on the Balance Sheet and included in Other liabilities until earned. In certain cases, leases provide for additional rentals based on usage, which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and is non-refundable. Other leases provide for a lease-end adjustment payment by Genesis or the lessee at the end of the lease based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental of flight equipment. Lease-end adjustment payments made are capitalized in ‘‘Flight equipment under operating leases, net’’ when they relate to planned major maintenance activities or expensed when they relate to light maintenance activities.

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

(d)    Accounts Receivable

Accounts receivable represent unpaid, current lease obligations of lessees under existing lease contracts and other amounts receivable. Genesis provides an allowance for doubtful accounts when necessary based upon a review of outstanding receivables and security held by Genesis, historical collection information, credit rating of the customer, probability of default, and existing economic conditions. There were no allowances for doubtful accounts as at December 31, 2006 and 2007.

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

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

of purchase of flight equipment are included in ‘‘Other assets’’ and are reclassified to ‘‘Flight equipment under operating leases, net’’ when the asset is delivered. Interest related to pre-delivery deposits on aircraft purchase contracts is capitalized as part of the aircraft cost.

For planned major maintenance activities, Genesis capitalizes the actual maintenance costs by applying the deferral method in accordance with the Financial Accounting Standards Board (‘‘FASB’’) Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. Genesis capitalizes the actual cost of major overhauls, which are depreciated on a straight-line basis over the period until the next overhaul is required.

Depreciation is computed on a straight-line basis to the aircraft’s estimated residual value over a period of up to 20 years from the date of acquisition of the aircraft. Residual values are determined based on estimated market values at the end of the depreciation period received from independent appraisers.

In accounting for flight equipment under operating lease, management makes estimates on the estimated residual values. Estimated residual values are determined based on independent appraisals of the aircraft’s estimated market value at the end of the depreciation period. Exceptions may be made to this policy on a case-by-case basis when, in management’s judgment, based on various factors, the residual value calculated pursuant to this policy does not appear to reflect current expectations of the residual value of a particular aircraft. Such factors include, but are not limited to, the extent of cash flows generated from future lease arrangements as a result of changes in global and regional economic and political conditions resulting in lower demand for our aircraft, the effect of government regulations including noise or emission standards, which may make certain aircraft less desirable in the marketplace, incidents of lease restructuring, which result in lower lease rates for troubled lessees, and other factors, many of which are outside of management’s control.

Flight equipment under operating leases is tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value of an asset, the carrying value of such asset cannot thereafter be increased. Fair value is determined based on current market values received from independent appraisers. No impairment losses were recognized for the years ended December 31, 2006 or 2007.

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

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

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

(f)    Fixed Assets

Fixed assets comprise computer software, office equipment and leasehold improvements and are recorded at cost less accumulated depreciation. Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, which are as follows:

Computer software	3 years
Office equipment	5 years
Leasehold improvements	10 years

(g)    Initial Direct Costs

Specifically identifiable amounts paid by Genesis to lessees or other third parties in connection with lease transactions are capitalized and amortized against revenue on the Statement of Income over the initial non-cancelable term of the related lease. The initial direct costs are capitalized and included in the caption ‘‘Other assets’’ in the Balance Sheets (see Note 6).

(h)    Business Combinations and Goodwill

The acquisition of an aircraft under a business combination is accounted for using the purchase method in accordance with SFAS 141, Business Combinations. Genesis applies the purchase price of aircraft acquired to the fair value of assets acquired and liabilities assumed by major balance sheet caption, including identifiable intangible assets and liabilities, as of the acquisition date. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

During the year ended December 31, 2007, we did not record any goodwill on acquisition of flight equipment accounted for as business combinations, as the purchase price paid reflected the fair value of the tangible and intangible assets acquired and liabilities assumed.

In accounting for flight equipment acquired under a business combination, management makes estimates of the fair value of the attached leases separate from the fair value of the underlying aircraft.

Determining the fair value of attached leases requires us to make assumptions regarding the current fair value of leases attaching to specific aircraft. Management estimates a range of fair values of similar aircraft in order to determine if the attached lease is within a fair value range. If a lease is above market terms, the present value of the estimated amount above the fair value range is

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

calculated over the remaining contractual lease term of the lease. Any resulting lease premium assets are amortized on a straight line basis as a reduction of rental income over the remaining useful life of the lease. If a lease is below market terms, the present value of the estimated amount below the fair value range is calculated over the remaining contractual lease term of the lease. Related assets and liabilities representing such values are reported in Other Assets and Other Liabilities, respectively. Any resulting lease discounts are amortized as an addition to rental income over the remaining useful life of the lease. The Company considers lease renewals on a lease by lease basis.

(i)    Maintenance Expense

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

(j)    Security Deposits on Flight Equipment

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

(k)    Commitments and Contingencies

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

Obligations for contingencies are recognized where such items are probable and amounts are reasonably estimable.

(l)    Foreign currencies and translation of subsidiaries

Genesis’s functional currency is the United States dollar. Transactions in currencies other than United States dollars are recorded at the rate in effect at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income.

(m)    Disclosure about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

Cash, cash equivalents, other receivables, prepayments and other current assets, accounts receivable, accounts payable, payments received on account and accrued liabilities have carrying amounts that approximate fair value due to the short term maturities of these instruments. Derivative instruments are carried at their fair value. The carrying value of Genesis’s other liabilities, recalculated

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

at current interest rates, approximates their carrying value. The estimated fair value of debt instruments approximates their carrying amounts, as these debt instruments have variable interest rates.

(n)    Cash and cash equivalents and restricted cash

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

Restricted cash represents additional rentals and security deposits received from lessees pursuant to the terms of various lease agreements and other amounts required sufficient to cover certain operating expenses.

(o)    Income taxes

Genesis applies SFAS 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income from all sources, including the reversal of temporary differences and forecasted operating earnings. No valuation allowance has been provided as it is more likely than not that the deferred tax assets will be realized. Income taxes have been provided for all items included in the Statements of Income regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109’’ (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company is subject to the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the jurisdictions where it is required to file tax returns, as well as all open tax years in these jurisdictions. Beginning with the adoption of FIN 48 as of January 1 2007, Genesis recognizes the effect of income tax positions only if those positions are more likely than not of being ‘‘sustained’’. FIN 48 requires that the company measure the benefit using a ‘‘cumulative probability’’ analysis, and requires the measurement to be based on management’s best judgment about the amount the taxpayer would accept to settle the issue. Recognized income tax positions are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Changes in recognition or measurement are reflected in a period in which the change occurs. Prior to the adoption of FIN 48, Genesis recognized the effect of income tax positions only if such positions were probable of being sustained.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $230.0 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The Company has identified Ireland to be its only ‘‘major’’ tax jurisdiction, as defined. The Company and its subsidiaries will file its first tax filings in 2008. Under Irish tax law, tax returns remain open for five years after the tax period and therefore no tax periods are closed yet. The Company has reviewed all of its tax positions taken to date and believe that the positions taken and deductions therein would be sustained on audit and does not anticipate any adjustments that could result in a material adverse effect on the Company’s financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

The Company’s policy for recording interest and penalties associated with audits by the Irish Revenue Commissioners is to record such items as a component of income before taxes. For the year ended December 31, 2007, the Company recorded no amounts in respect of interest and penalties associated with such audits.

(p)    Net income per share

Earnings per share is presented in accordance with SFAS 128, Earnings Per Share, which requires the presentation of ‘‘basic’’ earnings per share and ‘‘diluted’’ earnings per share. Basic net earnings per share has been computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the period including restricted share awards.

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

(q)    Share-based compensation

Compensation costs relating to share-based payments are recognized based on the fair value of the equity instruments issued in accordance with SFAS 123(R), Share-Based Payment. Fair value of the equity instruments are determined based on a valuation using an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in developing the valuation include the expected term of the equity award taking into account both the contractual term of the award, the effects of employees’ expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award. Key assumptions used in developing valuations are discussed with independent third party valuation experts.

(r)    Derivative financial instruments.

Genesis has entered into derivative instruments to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for the aircraft. Derivative instruments are accounted for in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. In accordance with SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the counterparty of the derivative contracts. When cashflow hedge accounting treatment is achieved under SFAS 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income, and ineffective portion is recognized immediately in income. Changes in fair value related to the effective portion of the derivatives are reclassified out of accumulated other comprehensive income into income for any ineffective portion of the derivative contract which is calculated at each quarter end. Amounts

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

reflected in accumulated other comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

(s)    Debt Issuance costs

Deferred financing costs of $23.6 million have been capitalized and are being amortized on an effective yield or straight line basis (depending on the nature of the cost) over the associated life of the related debt.

(t)    Reclassifications

Certain items in the combined and consolidated financial statements for prior periods have been reclassified to conform to current classifications.

4.    Cash and Cash Equivalents and Restricted Cash

	Consolidated	Consolidated
	December 31, 2006	December 31, 2007
	(USD in thousands)	(USD in thousands)
Cash and cash equivalents	$26,855	$30,101
Restricted cash:
Current	582	19,742
Due greater than 12 months	14,889	13,240
Total	$15,471	$32,982

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

Restricted cash represents additional rentals and security deposits received from lessees pursuant to the terms of various lease agreements and other amounts sufficient to cover certain operating expenses. Amounts received from lessees in respect of additional rentals may be required to be held in segregated accounts to support certain maintenance related payments including major airframe overhauls, engine overhauls, engine life limited parts replacements, auxiliary power unit overhauls and landing gear overhauls. Amounts received from lessees in respect to cash security deposits also may be required to be held in segregated accounts.

5.    Accounts receivable

	Consolidated	Consolidated
	December 31, 2006	December 31, 2007
	(USD in thousands)	(USD in thousands)
Accounts receivable (current) (Note 26)	$1,366	$3,911
Total	$1,366	$3,911

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

6.    Other assets

Other assets primarily comprises (1) deferred financing costs, net of amortization, (2) the positive fair value of derivatives, (3) capitalized initial direct costs, net of amortization, and (4) other costs. An analysis of the movement for the two years ended December 31, 2006 and 2007 is shown below:

	Deferred financing costs	Fair value of derivatives	Initial direct costs	In-the- money lease contract	Other	Total
	(USD in thousands)
January 1, 2006	$—	$—	$3,226	$—	$—	$3,226
Increase for period	15,688	3,857	68	—	140	19,753
Amortization	(22)	—	(642)	—	—	(664)
December 31, 2006	15,666	3,857	2,652	—	140	22,315
Increase/(decrease) for period	7,891	(3,857)	325	389	(56)	4,692
Amortization	(3,923)	—	(512)	(17)	—	(4,452)
December 31, 2007	$19,634	$—	$2,465	$372	$84	$22,555

Deferred financing costs of $23.6 million have been capitalized and are being amortized over the associated life of the related debt. The increase for the year ended December 31, 2007 includes $7.2 million of costs borne by GE in respect of the credit facility.

7.    Flight Equipment under Operating Leases, net

Flight equipment under operating leases, net consisted of the following as of December 31, 2006 and 2007:

	Consolidated	Consolidated
	December 31, 2006	December 31, 2007
	(USD in thousands)	(USD in thousands)
Flight equipment under operating leases:	$1,420,614	$1,818,802
Less:
Accumulated depreciation	(200,876)	(262,993)
Flight equipment under operating leases, net	$1,219,738	$1,555,809

Capitalized additions in 2007 of $398.3 million primarily relate to the acquisition of 12 aircraft and other capitalized maintenance costs on the portfolio of aircraft.

Flight equipment under operating lease includes one aircraft (with a net book value of $35.7 million and $37.2 million as of December 31, 2007 and 2006, respectively) on lease to a lessee based in Japan. Under Japanese law, title to each aircraft registered in Japan must be held by a Japanese entity. In order to permit the registration of this aircraft in Japan, legal title to the aircraft is held by a third-party Japanese corporation owned and managed by one of the major trading companies in Japan. However, beneficial ownership of the aircraft is effectively held by an entity in which the beneficial interest is held by Genesis. Nevertheless, there is some risk that Genesis may have difficulty in obtaining title to this aircraft upon a bankruptcy proceeding involving the Japanese title holding company or its ultimate parent or in obtaining a confirming bill of sale upon payment of the final installment of the purchase price if the Japanese title holding company were to default on its obligation to provide such bill of sale.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Capital Expenditures

On April 20, 2007, Genesis signed an agreement to purchase two new Airbus A320 aircraft from Air Deccan of India. One of these aircraft was delivered in July 2007, and the other was delivered in September 2007. Both aircraft have been leased back on long-term leases to Air Deccan.

On June 12, 2007, Genesis signed an agreement to purchase two new Airbus A320 aircraft from IndiGo Airlines of India. One of these aircraft was delivered in July 2007, and the other was delivered in September 2007. Both aircraft have been leased back on long-term leases to IndiGo Airlines.

Because the acquisition of these four aircraft did not meet the definition of a business under SFAS 141, Business Combinations, the transactions were accounted for as the acquisition of assets.

8.    Business Combinations

On September 26, 2007, Genesis signed an asset purchase agreement to acquire a portfolio of eight modern, narrow-body commercial aircraft from affiliates of GECAS, which are on lease to six airlines in three countries (the ‘‘Acquisition’’). The Acquisition consists of the following aircraft:

Lessee	Aircraft Type	Country
Air Berlin (2)	B737-700	Germany
Aloha Airlines	B737-700	United States
Germanwings (2)	A319-100	Germany
LTU	A320-200	Germany
MyTravel	A320-200	United Kingdom
United Airlines	A320-200	United States

All of these aircraft were delivered to Genesis before December 31, 2007.

The Acquisition has been treated as a purchase in conformity with Statement Financial Accounting Standard SFAS 141, Business Combinations. In connection with the Acquisition, the assets and liabilities relating to the delivered aircraft were stated at fair value upon their respective acquisition dates.

The sources and uses of funds in connection with the delivered aircraft are summarized below:

Consolidated
December 31, 2007
(USD in thousands)
Sources:
Cash on hand	$65,686
Borrowings under the Credit Facility	155,411
$221,097
Uses:
Net cash consideration	$219,934
Acquisition costs	1,163
$221,097

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The acquisition cost of $221.1 million has been allocated to the acquired assets and liabilities on their acquisition date, based on their fair values in accordance with SFAS 141, as follows:

Consolidated
December 31, 2007
(USD in thousands)
Flight equipment purchased under business combinations	$226,884
In-the-money lease contracts	389
Out of-the-money lease contracts	(3,683)
Rentals received in advance	(1,802)
Security deposits	(691)
Net assets acquired	$221,097

In accordance with SFAS 141, Genesis has provided the following pro forma supplemental information which reflects the results of operations for the current and comparable periods as though the eight aircraft were acquired at the beginning of the year ending December 31, 2006 and 2007:

	Combined and Consolidated	Consolidated
	Year Ended December 31, 2006	Year Ended December 31, 2007
	(USD in thousands)
Rental of Flight Equipment	$185,372	$211,961
Net Income	$38,090	$45,595
	(USD)
Pro forma earnings per share:
Basic	$1.06	$1.27
Diluted	$1.06	$1.27

9.    Fixed Assets, net

Fixed assets as of December 31, 2007 consist of the following:

	Consolidated
	December 31, 2007
	Computer Software	Office Equipment	Leasehold Improvements	Total
	(USD in thousands)
Cost – additions in the year	$718	$202	$246	$1,166
Less:
Accumulated Depreciation	(106)	(22)	(14)	(142)
Net Book Value at December 31, 2007	$612	$180	$232	$1,024

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

10.    Rental of Flight Equipment

Rental of flight equipment includes additional rent of $12.5 million, $20.5 million and $23.5 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Minimum future rental income on non-cancelable operating leases as of December 31, 2007 are shown below. The minimum future rental income assumes no extension or termination options are exercised on any leases and does not include any estimated additional rentals receivable under certain leases. Additional rentals are based on hourly usage or cycles operated, depending on the lease agreement.

Consolidated
December 31, 2007
(USD in thousands)
Year Ended December 31,
2008	$186,807
2009	185,309
2010	176,727
2011	136,744
2012	120,210
Thereafter	242,489
$1,048,286

11.    Income Taxes (including deferred taxes)

The combined financial statements have been prepared on a carve out basis and, prior to the IPO on December 19, 2006, reflect income taxes as if the Predecessor had been a separate taxable entity, resident in the United States.

The combined and consolidated financial statements for the period from December 19, 2006 through December 31, 2006 and the consolidated financial statements for the year ended December 31, 2007, reflect the fact that the Company is a separate taxable entity, resident for tax purposes in Ireland.

	Combined December 31, 2005	Combined and Consolidated December 31, 2006	Consolidated December 31, 2007
	(USD in thousands)
The provision/(benefit) for income taxes is comprised of the following:
Deferred tax (benefit)/expense from temporary differences – Ireland	$—	$(133)	$6,053
Current tax expense – United States	16,054	1,578	—
Deferred tax (benefit)/expense from temporary differences – United States	(2,154)	15,922	—
Total tax expense	$13,900	$17,367	$6,053

Current tax expense includes an amount related to U.S. federal income taxes of $14.7 million and $1.5 million in 2005 and 2006, respectively.

Deferred income tax expense related to U.S. federal income taxes was $(2.1) million and $15.0 million in 2005 and 2006, respectively.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The net deferred tax liability/(asset) consists of the following deferred tax liabilities/(assets):

	Accelerated depreciation on flight equipment	Capitalized interest	Taxable operating losses		Unrealized gain/(loss) on derivative		Total
	(USD in thousands)
Balance at December 31, 2005	$77,218	$754	$—		$—		$77,972
Deferred tax expense/(benefit) from temporary differences for the period to December 18, 2006	15,922	—	—		—		15,922
Balance at December 18, 2006	93,140	754	—		—		93,894
Income tax effect of the transaction with GE on December 19, 2006	(123,802)	(754)	—		—		(124,556)
Deferred tax expense/(benefit) from temporary differences for the period from December 19, 2006 to December 31, 2006	555	—	(688)		482		349
Balance at December 31, 2006	(30,107)	—	(688)		482		(30,313)
Deferred tax expense/(benefit) from temporary differences for the year to December 31, 2007	19,526	—	(13,472)		(4,528)		1,526
Balance at December 31, 2007	$(10,581)	$—	$(14,160	)(i)	$(4,046	)(ii)	$(28,787)

(i)	Expiration of the gross tax loss carry forward.
(ii)	Relates to the tax (expense)/benefit on unrealized loss on derivatives, which is recorded in Accumulated Other Comprehensive Income.

Consolidated
December 31, 2007
(USD in thousands)
Expiration of the tax loss carry forward
2008	$—
2009	—
2010	—
2011	—
2012	—
Thereafter	113,280
Total	$113,280

The acquisition of the Initial Portfolio was accounted for as a transaction between entities under common control. The transfer of the aircraft from affiliates of GE in substance constitutes an issuance of subsidiary stock. In accordance with the provisions of EITF 94-10, ‘‘Accounting by a Company for the Income Tax Effects of Transactions among or with its shareholders under Financial Accounting Standards Board (‘‘FASB’’) 109’’, the Company has reflected the changes in the tax basis of assets and liabilities and the resulting changes to deferred tax balances arising from the IPO and related transactions in equity.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

No. 109’’ (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. The Company adopted FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the jurisdictions where it is required to file tax returns, as well as all open tax years in these jurisdictions. Beginning with the adoption of FIN 48 as of January 1, 2007, Genesis recognizes the effect of income tax positions only if those positions are more likely than not of being ‘‘sustained’’. FIN 48 requires that the company measure the benefit using a ‘‘cumulative probability’’ analysis, and requires the measurement to be based on management’s best judgment about the amount the taxpayer would accept to settle the issue.

Recognized income tax positions are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Changes in recognition or measurement are reflected in a period in which the change occurs. Prior to the adoption of FIN 48, Genesis recognized the effect of income tax positions only if such positions were probable of being sustained

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $230.0 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company has identified Ireland to be its only ‘‘major’’ tax jurisdiction, as defined. The Company and its subsidiaries will file its first tax filings in 2008. Under Irish tax law, tax returns remain open for 5 years after the tax period and therefore no tax periods are closed yet. The Company has reviewed all of its tax positions taken and believe that the positions taken and deductions therein would be sustained on audit and does not anticipate any adjustments that could result in a material adverse effect on the Company’s financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

The Company’s policy for recording interest and penalties associated with audits by the Irish Revenue Commissioners is to record such items as a component of income before taxes. For the year ended December 31, 2007, the Company recorded no amounts in respect of interest and penalties associated with such audits.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the Irish corporation tax rate to the actual income tax rate for the years ended December 31, 2005, 2006 and 2007 is outlined in the following table.

	Combined	Combined and Consolidated	Consolidated
	December 31, 2005	December 31, 2006	December 31, 2007
Irish Corporation tax rate	12.50%	12.50%	12.50%
Increase in rate resulting from:
State income tax, net of U.S. Federal benefit	2.20%	2.08%	—
Foreign sales corporation	2.20%	—	—
Effect of U.S. Federal income tax rate	22.50%	23.07%	—
Other expenses not deductible for tax	—	—	0.84%
Effective income tax rate – U.S./Irish	39.40%	37.65%	13.34%

12.    Accounts payable

	Consolidated	Consolidated
	December 31, 2006	December 31, 2007
	(USD in thousands)
Accrued maintenance costs	$—	$5,730
Other expenses	—	2,667
Operational expenses (Note 24)	2,787	8,810
Total	$2,787	$17,207

13.    Other Liabilities

	Fair value of derivatives	Security deposits	Rentals received in advance	Out-of- the-money lease contract	Accrued interest	Interest payable on long term debt, net	Total
	(USD in thousands)
January 1, 2006	$—	$11,081	$8,978	$—	$750	$—	$20,809
Increase/(decrease) for period	—	3,728	(168)	—	680	1,547	5,787
December 31, 2006	—	14,809	8,810	—	1,430	1,547	26,596
Increase/(decrease) for period	32,371	(771)	1,601	3,682	785	520	38,188
Amortization	—	—	—	(122)	—	—	(122)
December 31, 2007	$32,371	$14,038	$10,411	$3,560	$2,215	$2,067	$64,662

14.    Long-Term Debt

The following table summarizes long term debt:

	Consolidated	Consolidated
	December 31, 2006	December 31, 2007
	(USD in thousands)
Securitization Notes	$810,000	$810,000
Credit Facility	—	240,961
Total long term debt	$810,000	$1,050,961

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Aggregate maturities of principal payments under the notes issued by Genesis Funding in the securitization and Genesis Acquisition’s credit facility during the next five years and thereafter are as follows:

Consolidated
December 31, 2007
(USD in thousands)
2008	$—
2009	1,000
2010	252,961
2011(1)	14,615
2012(1)	70,206
Thereafter(1)	712,179
Total	$1,050,961

(1)	The indenture that governs the notes issued in the securitization provides that beginning December 19, 2011 (the fifth anniversary of the securitization), all base lease cash flows received on the initial portfolio of 41 aircraft are applied to repay the outstanding principal balance of those notes, after payment of certain expenses and other payments pursuant to the priorities set forth in the indenture. Accordingly, because there are no specific repayment requirements, the principal maturities shown in this table for periods after December 19, 2011 reflect an estimate of the cash flows that would be required for payments on the notes based upon estimates of (i) base lease cash flows and (ii) expenses and other payments specified in the indenture. The maturities of the debt as presented in this table do not assume any eligible extensions or potential refinancings as mentioned below.

Securitization Notes

Concurrently with the completion of our IPO, Genesis Funding completed a securitization transaction that generated net proceeds of approximately $794.3 million after deducting initial purchasers’ discounts and fees. Genesis Funding is a special purpose exempted company that was organized under the laws of the Bermuda to purchase our Initial Portfolio. Although Genesis Funding is organized under the laws of the Bermuda, it is a resident in Ireland for Irish tax purposes and thus subject to Irish corporation tax on its income in the same way, and to the same extent, as if it were organized under the laws of Ireland. The notes have the benefit of a financial guaranty insurance policy issued by Financial Guaranty Insurance Company, or FGIC, which has issued a financial guaranty insurance policy to support the payment of interest when due on the notes and the payment of the outstanding principal balance of the notes on the final maturity date of the notes and, under certain other circumstances, prior thereto.

The notes initially were rated Aaa and AAA by Moody’s Investors Service, Inc., or Moody’s, and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or S&P, respectively. This rating was based on FGIC’s rating, which was downgraded since the issuance of the notes. As a result of FGIC’s downgrade, the notes are currently rated A3 and A by Moody’s and S&P, respectively.

Interest Rate

The notes bear interest at one-month LIBOR plus 0.24%. Interest expense for the securitization will also include amounts payable to the policy provider and the liquidity facility provider thereunder. Genesis Funding has also entered into an interest rate swap agreement intended to hedge the interest rate exposure associated with issuing the floating-rate obligations of the notes.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Maturity Date; Payment Terms

The final maturity date of the notes is December 19, 2032. During the first three years, there are no scheduled principal payments on the notes and for each month during the fourth and fifth years following the closing date of securitization, there are scheduled principal payments of $1 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, if the notes are not refinanced, cash flow generally will not be available for distribution to the Company because principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively, after the fifth anniversary of the closing date of the securitization, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the service providers (including GECAS as servicer and the Company in its role as manager), the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.

Redemption

Genesis may, on any payment date, redeem the notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the notes may be of the whole or any part of the notes. A redemption after acceleration of the notes upon default may only be for the whole of the notes.

Genesis may, on any payment date, redeem the notes in whole or from time to time in part, at the following redemption prices, expressed as percentages of principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if redeemed on the dates indicated below:

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

Certain Covenants

Genesis Funding is subject to certain operating covenants including relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures. GECAS has agreed to use commercially reasonable efforts to perform its

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

services pursuant to the servicing agreement for our initial portfolio, subject to certain provisions of the indenture as they relate to the services provided by GECAS thereunder.

The indenture also contains covenants customary for a securitization, including covenants that restrict the investment and business activities of Genesis Funding, maintain the special purpose and bankruptcy remoteness characteristics of Genesis Funding, limit the amount and type of debt, guarantees or other indebtedness that can be assumed by Genesis Funding entities, restrict Genesis Funding’s ability to grant liens or other encumbrances, require the maintenance of certain airline hull, liability, war risk and repossession insurance and limit the ability of the members of Genesis Funding to merge, amalgamate, consolidate or transfer assets.

As of December 31, 2007, Genesis is in compliance with the terms of the covenants under the indenture.

Liquidity Facility

Genesis Funding and Calyon are parties to a revolving credit facility, which we refer to as the liquidity facility. The aggregate amounts available under the liquidity facility is $75 million, $60 million of which may be drawn to cover certain expenses of Genesis Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture and the remaining $15 million of which is available for the three years from the completion of our IPO to cover any shortfalls in the separate account set aside for overhauls and certain parts replacements. Genesis Funding is required to reimburse the provider of the liquidity facility for the amount of such drawing plus accrued interest from funds available as specified in the indenture. Any amounts under the liquidity facility advanced for overhauls and replacements remaining outstanding after the third anniversary of the IPO will be due in an amount equal to $625,000 per month. Upon the occurrence of certain events, including a downgrade of the provider of the liquidity facility below a certain ratings threshold, the liquidity facility will be drawn in full such drawings will be available for the same purposes as drawings under the liquidity facility.

Drawings under the initial liquidity facility bear interest at one-month LIBOR plus a spread of 120 basis points. Genesis Funding paid an upfront fee of $450,000 on December 19, 2006 and will pay an annual commitment fee of 60 basis points on each payment date. No amounts were drawn from this liquidity facility in the year ended December 31, 2007.

On March 19, 2007, PK AirFinance US, Inc. assigned its role as liquidity facility provider to Calyon, which is not a related party.

Credit Facility

On April 5, 2007, Genesis Acquisition entered into a $1 billion senior secured credit facility with a syndicate of lenders. The credit facility permits initial loans in an aggregate principal amount of up to $250 million, with an option for Genesis to increase the aggregate principal amount of available loans by an additional amount of up to $750 million prior to October 4, 2008, for a total commitment amount of up to $1 billion. The credit facility will provide funding for 65.0-72.5% (depending on aircraft type) of the agreed value of the aircraft that Genesis Acquisition may acquire.

Fees.    The following fees relate to the credit facility:

•	1.25% upfront fee on the initial commitment of $250 million, payable by GECAS on the closing of the facility;

•	0.375% per year on the unused amount of the initial commitment of up to $250 million, payable quarterly by Genesis Acquisition in arrears;

•	1.25% fee on the unused amount of $750 million, payable upon exercise of its option to increase the commitment amount to $1 billion; and

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

•	0.375% per year on the unused amount of $750 million (1) for a period of 12 months from the signing date, paid by GECAS in advance on the signing date, (2) thereafter for a period of 6 months, payable quarterly by Genesis Acquisition in arrears, in each case of (1) and (2) whether or not the option to increase the commitment amount to $1 billion is exercised, and (3) thereafter, if Genesis Acquisition exercises the option to increase the commitment amount to $1 billion, payable quarterly by Genesis Acquisition in arrears.

In connection with the closing of the credit facility, GECAS refunded fees and related expenses of $7.2 million initially borne by Genesis Acquisition. The Company recorded this amount as deferred financing costs with an offsetting credit to Additional paid-in capital. An amount of $3.2 million was amortized for the year ended December 31, 2007.

Interest Rate.    Borrowings under the credit facility bear interest at one- or three-month LIBOR plus an applicable margin. The applicable margin is between 1.50% and 1.75%, depending on Genesis Acquisition’s portfolio composition and the principal amount outstanding under the credit facility during the revolving period and 2.75% during the term period (if Genesis Acquisition exercises its option to convert the credit facility to a term loan). Genesis Acquisition has also entered into an interest rate swap agreement intended to hedge the interest rate exposure associated with issuing the floating-rate obligations of the notes.

Maturity Date; Payment Terms.    The commitments under the credit facility are available until April 2010, at which time Genesis Acquisition will have the option to convert any outstanding amount under the credit facility to a term loan with a two-year maturity. If Genesis Acquisition does not exercise this option, then the outstanding amount under the credit facility at such time will be due on such date

Prepayment.    Genesis Acquisition has the right to prepay any amounts outstanding under the credit facility or to reduce the commitment thereunder. In addition, Genesis Acquisition will be required to make partial prepayments of borrowings under the credit facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the credit facility, or if the aggregate amount of the loans outstanding under the credit facility exceeds the borrowing base (as defined in the credit facility), including as a result of a decrease in the value of an aircraft financed with borrowings thereunder as determined by mandatory periodic appraisals.

Collateral.    Pursuant to a security trust agreement, dated as of April 5, 2007, among Genesis Acquisition, certain affiliates of Genesis Acquisition, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank, borrowings under the credit facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and (5) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease.

Certain Covenants.    Genesis Acquisition is subject to certain operating covenants including some relating to the maintenance, registration and insurance of the aircraft as set forth in the credit facility. The credit facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft whose acquisition is financed through the credit facility, including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft, capital expenditures and the weighted average age of Genesis Acquisition’s aircraft portfolio. In addition, the credit facility contains a requirement that the ratio of earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

all times and (ii) 1.5 for advances to be available under the credit facility. As at December 31, 2007, Genesis is in compliance with the terms of the covenants under the credit facility.

As of December 31, 2007, Genesis had utilized $241 million of borrowings under the credit facility.

15.    Share-Based Compensation

Equity Plan

The Company has adopted a share incentive plan (the Plan) for employees and directors. The Plan is administered by the compensation committee of the board of directors. Awards granted under the Plan may be made in the form of (1) options, (2) share appreciation rights, including limited share appreciation rights and (3) other share-based awards. The maximum number of the Company’s common shares that may be issued for awards under the Plan is 3,000,000, subject to adjustments. Unless otherwise determined by the committee, any of the shares issued in respect of any award granted under the Plan will be in the form of American Depositary Shares (‘‘ADS’’). Awards granted under the Plan shall be evidenced by award agreements (which need not be identical) that provide additional terms and conditions associated with such awards, as determined by the committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the Plan and any such agreement, the provisions of the Plan shall prevail.

Restricted Shares

SFAS 123(R) defines employees to include ‘‘non-employee directors’’ of the parent entity’s board of directors, i.e., those elected by the shareholders of the Company. The cost of an award granted to non-employees is measured on the vesting date.

During the year ended December 31, 2006, the Company granted to its employees and its non-employee directors a total of 32,176 restricted shares. The aggregate fair value attributable to those shares was approximately $0.7 million.

During the year ended December 31, 2007, the Company granted a total of 39,070 restricted shares. The aggregate fair value attributable to those shares was approximately $0.8 million. During the year ended December 31, 2007, 30,393 of these shares were issued. The remaining 8,677 will be issued in equal installments over the next 3 years.

Restricted shares granted to employees and non-employee directors have a 3-year graded restriction on transferability but are non-forfeitable in any and all circumstances including the termination of employment or board membership. Accordingly, as there is no future service condition associated with these restricted share awards, the Company has recorded compensation expense based on the fair value of the awards at the grant date of $0.7 million and $0.8 million in year ended December 31, 2006 and 2007 respectively.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of Genesis’s nonvested shares as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

	Number of Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2007	—	—
Granted	39,070	$21.24
Vested	(39,070)	$21.24
Forfeited	—	—
Nonvested at December 31, 2007	—	$—

As of December 31, 2007, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. A total of 32,176 shares vested in the year ended December 31, 2006.

Share Options

During the year ended December 31, 2006, the Company granted to its employees options to purchase a total of 276,784 shares. The exercise price of these options was $23.00.

During the year ended December 31, 2007, the Company granted to its employees options to purchase a total of 20,970 shares. The exercise price range of these options was $20.25 – $26.34.

Options will vest in equal annual installments over a period of three years from the date of grant and have an expiry of ten years after the grant date.

The Company has determined that the fair value of stock options issued is valued using the Black-Scholes options pricing model, which has been applied using the following assumptions:

	Combined & Consolidated	Consolidated
	December 31, 2006	December 31, 2007
Expected volatility	18.72%	32.40%
Expected dividends	7.86%	9.60%
Expected term (in years)	6	6
Risk-free rate	4.49%	3.50%

Genesis derived its volatility assumptions by reviewing the returns on Genesis stock considering historical volatility and current and historical implied volatility. The expected life represents the period of time the options are expected to be outstanding. Continuous risk free rates have been used. The expected divided yield is based on the historical dividend payments and dividend yields of Genesis.

The aggregate grant date fair value of options granted are amortized on a straight line basis over the three-year vesting period from the date of grant. The Company has recorded compensation expense of $0.01 million and $0.3 million for the year ended December 31, 2006 and 2007 respectively. As of December 31, 2007, there was $0.2 million of total unrecognized compensation costs relating to share options.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2007:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (USD in thousands)
Outstanding at January 1, 2007	276,784	$23.00
Granted	20,970	$23.85
Exercised	—	—
Forfeited or expired	—	—
Outstanding at December 31, 2007	297,754	$23.06	9.1	—
Exercisable at December 31, 2007	92,261	$23.00	9.0	—

The weighted-average grant-date fair value of options granted during the years 2007 and 2006 was $2.05 and $1.56 respectively. No options were exercised or forfeited during the year ended December 31, 2007.

16.    Net income per share

The Company calculates its earnings per share in accordance with SFAS 128, Earnings per Share. Basic net income per share is computed based on the weighted average number of shares outstanding during the year of 35,859,164 which includes the 39,070 restricted share awards issued to the Company’s employees and non-employee directors.

Diluted net earnings per share reflects the dilution potential that could occur if securities or other contracts to issue shares were exercised resulting in the issuance of stock that then shared in the net income of the company. Diluted net income per share is computed by taking the weighted average number of shares of 35,867,105 which includes the dilutive effect of the options granted to employees.

For the year ended December 31, 2006 basic net earnings per share is calculated by annualizing the weighted average number of shares of 31,310,000 which includes the 32,176 restricted share awards to the Company’s employees and non-employee directors for the 13-day period from December 19, 2006 to December 31, 2006.

The following table presents the net income per share:

	Combined and Consolidated	Consolidated
	Year Ended December 31, 2006	Year Ended December 31, 2007
	(USD in thousands, except share and per share data)
Numerator
Net income	$28,757	$39,155
Denominator
No. of shares outstanding at beginning of period	1,116,296	31,342,176
Underwriters’ exercise of over allotment option	—	4,503,478
Restricted shares granted during the period	—	13,510
Weighted average shares for basic earnings per share	1,116,296	35,859,164
Effect of dilutive share options	1,754	7,941
Weighted average shares for diluted earnings per share	1,118,050	35,867,105
Net income per share
Basic	$25.76	$1.09
Diluted	$25.72	$1.09

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The Company has presented pro forma basic and diluted net earnings per share amounts for the period ended December 31, 2006 as if the IPO, the exercise of the over-allotment option and the 32,176 restricted share awards granted to the Company’s employees and non-employee directors upon the pricing of the IPO had occurred on January 1, 2006.

Pro forma basic net earnings per share for year ended December 31, 2006 is computed by taking the weighted average number of shares of 31,310,000 together with the exercise of the full over-allotment shares of 4,696,500 shares and the 32,176 restricted share awards to the Company’s employees and non-employee directors.

Diluted net earnings per share is computed by taking the weighted average number of shares of 36,038,676 together with dilutive effect of the options granted to employees.

The reconciliation of the number of shares used in the computation of pro forma basic and diluted net income per common share is as follows:

	Combined and Consolidated	Consolidated
	Year ended December 31,
	2006	2007
	(USD except share data)
No. of shares outstanding at beginning of period	31,342,176	—
Underwriters’ exercise of over allotment option	4,696,500	—
Weighted average shares for basic earnings per share	36,038,676	—
Effect of dilutive share options	2,740	—
Weighted average shares for diluted earnings per share	36,041,416	—
Pro forma net income per share
Basic	$0.80
Diluted	$0.80

17.    Interest Expense

The following table summarizes interest expense for the years ended December 31, 2005, 2006 and 2007.

	Combined	Combined and Consolidated	Consolidated
	December 31, 2005	December 31, 2006	December 31, 2007
	(USD in thousands)
GE allocated costs	$34,995	$44,490	$—
Interest on long term debt, net	—	1,514	51,313
Amortization of deferred financing costs	—	22	3,923
Total	$34,995	$46,026	$55,236

The Company uses interest rate swaps to manage financial risks associated with changes in interest rates. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond the Company’s control. The Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. The Company’s primary interest rate exposures relate to its lease agreements and floating rate debt obligations such as the notes issued in the securitization and borrowings under the Company’s liquidity facility and credit

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

facility. Forty-six out of 53 of the Company’s lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining seven leases adjusts bi-annually based on six-month LIBOR. The Company’s indebtedness requires payments based on a variable interest rate index such as LIBOR.

The Company has entered into interest rate swaps to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for the Company’s portfolio of aircraft.

Derivative instruments are accounted for in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. In accordance with SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the credit rating and risk attaching to the counterparty of the derivative contracts. When cashflow hedge accounting treatment is achieved under SFAS 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income and ineffective portion is recognized immediately in income, depending on the designation of the derivative as a cash flow hedge or a fair value hedge, respectively. Changes in fair value related to the effective portion of the derivatives are reclassified out of accumulated other comprehensive income into income for any ineffective portion of the derivative contract which is calculated at each quarter end. Amounts reflected in accumulated other comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

For the year ended December 31, 2007, interest rates on the Company’s swaps varied as follows.

Consolidated
December 31, 2007
Fixed	From 4.62% to 4.95%
Variable	From 4.69% to 5.54%

The notional principal amounts, fair value and carrying amounts of our outstanding interest rate swaps at December 31, 2007 are shown below:

	Notional Principal Amount	Net Fair Value(a)	Carrying amount(b)
	(USD in thousands)	(USD in thousands)	(USD in thousands)
Less than one year receivable/(payable):	$—	$(7,997)	$142
Greater than one year receivable/(payable):	1,021,642	(24,374)	—
	$1,021,642	$(32,371)	$142
(a)	Genesis Funding has entered into an interest rate swap contract with an initial notional amount totaling $810 million. The fair value of the interest rate swap contract of $(27.4) million as of December 31, 2007 was based on observable market prices. The deferred tax asset attributable to the mark to market is $(3.4) million and the net amount of $(24.0) million is reflected in Other Comprehensive Income.
Genesis Acquisition has entered into an interest rate swap contract with an initial notional amount totaling $211.6 million. The fair value of the interest rate swap contract of $(4.92) million as of December 31, 2007 was based on observable market prices. The deferred tax asset attributable to the mark to market $(0.62) million and the net amount of $(4.3) million is reflected in Other Comprehensive Income.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(b)	The carrying amount represents the accrued interest payable on interest rate swaps which is included in other liabilities.

Hedge effectiveness on the interest rate swaps was tested on a quarterly basis for year ended December 31, 2007 and was considered fully effective.

18.    Selling, general and administrative expenses

The following table summarizes selling, general and administrative expenses for the years ended December 31, 2005, 2006 and 2007.

	Combined	Combined and Consolidated	Consolidated
	December 31, 2005	December 31, 2006	December 31, 2007
	(USD in thousands)
Salaries and benefits	$—	$1,380	$5,446
Servicer fees	—	155	5,124
Professional fees	—	882	5,077
GE allocated costs	3,144	3,917	—
Share based compensation	—	699	1,110
Consultancy costs	—	—	1,949
Other	—	279	2,285
Total	$3,144	$7,312	$20,991

19.    Other expenses

The following table summarizes other expenses for the years ended December 31, 2007.

	Combined	Combined and Consolidated	Consolidated
	December 31, 2005	December 31, 2006	December 31, 2007
	(USD in thousands)
Transaction costs	$—	$—	$3,337
Total	$—	$—	$3,337

Other expenses incurred of $3.3 million relate to costs associated with a transaction where the likelihood of proceeding with this transaction within the foreseeable future is considered remote.

20.    Share Capital

	Consolidated	Consolidated
	December 31, 2006	December 31, 2007
	(USD in thousands)
Authorized share capital
Common shares at par value of $0.001 (500,000,000 authorized)	$500	$500
Issued share capital
Common shares at par value of $0.001 (31,342,176 as of December 31, 2006; 36,069,069 as of December 31, 2007)	$31	$36

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

21.    Other Comprehensive Income/(Loss)

Other comprehensive income/(loss) at December 31, 2006 and 2007 includes changes in the fair value of derivatives, net of tax. Other comprehensive income/(loss) was as follows:

	Combined	Combined and Consolidated	Consolidated
	December 31, 2006	December 31, 2006	December 31, 2007
	(USD in thousands)
Change in fair value of derivatives	$—	$3,857	$(36,228)
Deferred tax (expense)/benefit on fair value of derivative	—	(482)	4,528
Other comprehensive income/(loss)	$—	$3,375	$(31,700)

Genesis expects $(8.0) million of the gross fair value of the derivatives to be realized in 2008 and $(24.4) million to be realized thereafter. An amount of $3.2 million was realized in the current year related to the year ended December 31, 2006.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

22.    Accumulated Deficit

An analysis of the movement for the years ended December 31, 2006 and 2007 is shown below:

	Combined and Consolidated	Consolidated
	December 31, 2006	December 31, 2007
	(USD in thousands)
Accumulated deficit as at beginning of year	$—	$(933)
Net income / (loss) for the period	(933)	39,155
Dividends paid during the year	—	(53,005)
Accumulated deficit as at end of year	$(933)	$(14,783)

23.    Significant Concentrations

Genesis leases aircraft to airlines and others throughout the world and accordingly the lease receivables are due from entities located throughout the world. Genesis manages its exposure to credit risks through obtaining from lessees either deposits, letters of credit or guarantees. Genesis continually evaluates the financial statement position of lessees and, based on that evaluation, the amounts outstanding and the availability of security makes appropriate provisions for doubtful accounts. No single customer accounted for more than 10% of total revenues in the years ended December 31, 2005, 2006 or 2007.

24.    Commitments and Contingencies

Claims, suits and complaints arise in the ordinary course of Genesis’s business. Currently, Genesis does not believe any claims or contingent liabilities would be material to its final position or results of operations, or require disclosure.

During the year ended December 31, 2006, Genesis entered into two Servicing Agreements with GECAS for a fifteen-year term and on April 5, 2007, Genesis entered into a third Servicing Agreement with GECAS for a fourteen-year term in respect of services related to its subsidiary, Genesis Acquisition. Pursuant to these servicing agreements, GECAS provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Genesis is obligated to pay a minimum of $2.3 million to GECAS under the Servicing Agreements for the year ending December 31, 2008.

Genesis has retained AIB International Financial Services Limited, or AIBIFS, as a corporate services provider to assist us in maintaining books of account and in preparing our quarterly and annual consolidated financial statements. Genesis is obligated to pay approximately €0.6 million to AIBIFS in the year ended December 31, 2008 under the corporate services agreement. The agreement permits written termination upon six months’ written notice.

Under the Company’s lease agreements, the lessee is generally responsible for normal maintenance and repairs, airframe and engine overhauls, consents and approvals, and compliance with return conditions of aircraft on lease. In certain cases, Genesis may be obligated to make contributions to the lessee for planned maintenance expenses including an amount of additional rent paid by the lessee under the lease based on current estimates of usage and future maintenance costs of the aircraft.

The international character of the company’s operations may expose Genesis to taxation in certain countries. The position is kept under continuous review and provision is made for known liabilities.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

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

25.    Geographic Information

The following table presents the amount and percentage of revenues from rental of flight equipment attributable to the indicated geographic areas based on each airline’s principal place of business for the years indicated:

	Combined		Combined and Consolidated		Consolidated
	December 31, 2005		December 31, 2006		December 31, 2007
	(USD in thousands)%		(USD in thousands)%		(USD in thousands)%
Europe	$48,876	41%	$55,563	36%	$60,574	33%
Asia/Pacific	13,625	12%	48,508	32%	66,114	37%
United States and Canada	33,925	29%	28,217	18%	29,496	16%
Africa and the Middle East	13,097	11%	13,453	9%	13,323	7%
Central, South America and Mexico	8,338	7%	7,446	5%	11,826	7%
	$117,861	100%	$153,187	100%	$181,333	100%

The following table presents revenues from rental of flight equipment attributable to individual countries that represent at least 10% of total rental revenue based on each airline’s principal place of business for the years indicated:

	Combined		Combined and Consolidated		Consolidated
	December 31, 2005		December 31, 2006		December 31, 2007
	(USD in thousands)%		(USD in thousands)%		(USD in thousands)%
China	—	—	$25,087	17%	$33,780	19%
United States	$30,320	26%	$24,863	16%	$26,145	14%
Spain	$15,030	13%	$21,523	14%	$21,176	12%

During the year ended December 31, 2007 all revenues are derived from activities carried out in Ireland.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

26.    Related Party Transactions

In connection with the underwriters’ exercise of their option to purchase additional shares to cover over-allotments, on January 16, 2007, an affiliate of GE purchased an additional 517,500 shares such that, following the exercise and purchase, it continues to hold approximately 11% of the issued and outstanding shares of Genesis.

Asset Purchase Agreement

On September 26, 2007, Genesis signed an asset purchase agreement with an affiliate of GE to acquire a portfolio of eight modern, narrow-body commercial aircraft from affiliates of GECAS, all of which were delivered to Genesis before December 31, 2007.

Servicing Agreements

GECAS, which is an affiliate of GE, provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Under the servicing agreements, Genesis is required to pay GECAS a base fee of $150,000 per month for servicing the aircraft in the Initial Portfolio. Genesis is also required to pay GECAS a base fee of 0.01% per month of the purchase price of the additional aircraft acquired during the year ended December 31, 2007. In addition, Genesis is required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services. As of December 31, 2007, Genesis had an accrual for $0.2 million relating to the servicing of its aircraft portfolio for the year ended December 31, 2007.

Expense Agreement

In connection with the closing of the credit facility on April 5, 2007, GECAS paid fees and related expenses of $7.2 million on behalf of Genesis Acquisition. The Company recorded this amount as deferred financing costs with an offsetting credit to Additional paid-in capital. An amount of $3.2 million was amortized for the year ended December 31, 2007.

Accounts Payable

In connection with the acquisition of one aircraft as part of the Initial Portfolio acquired from GECAS on December 19, 2006, Genesis Funding has recorded a receivable of $2.3 million related to Japanese consumption tax and, on receipt, will pay this amount to GECAS. As a result, accounts payable as at December 31, 2007 include a payable to GECAS of $2.3 million.

27.    New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value which is explicitly now based on exit price, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements to include description of valuation techniques and level of measurement. This statement addresses how to calculate fair value measurements required or permitted under other accounting pronouncements except share based transactions under SFAS 123R and certain other exclusions. Accordingly, this statement does not require any new fair value measurements. The FASB has issued a proposed FSP to defer the effective date of the Statement for certain non financial assets and liabilities that are not re-measured at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. SFAS No. 157 is effective for Genesis beginning January 1, 2008. Genesis management have concluded that the adoption of SFAS No. 157 will not have a material impact on Genesis’s financial position or results of operations.

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

In June 2007, the SEC announced revisions to Emerging Issues Task Force (‘‘EITF’’) Topic D-98 to reflect necessary modifications because of the issuance in February 2007 of Statement of Financial Accounting Standard (‘‘SFAS’’) No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and is applied only to entire instruments and not to portions of instruments. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. Topic D-98 will now indicate that the SEC staff will no longer accept liability classification for financial instruments that meet the conditions for temporary equity classification under SEC Accounting Series Release (‘‘ASR’’) No. 268, Presentation in Financial Statement of ‘‘Redeemable Preferred Stocks’’. As a consequence, the fair value option under SFAS 159 may not be applied to any financial instrument (or host contract) that qualifies as temporary equity. Genesis management has concluded that the adoption of Topic D-98 and SFAS No. 159 will not have a significant impact on Genesis’s financial position or results of operations.

In June 2007, the FASB Emerging Issues Task Force (EITF) released EITF Abstracts Issue No. 06-11, ‘‘Accounting for income tax benefits of dividends on share-based payments awards’’. This issue applies to share based payment arrangements on equity classified non-vested shares or share units with dividend protection features that entitle employees to receive dividends, dividends equivalent or payments in lieu of dividends while an equity classified share option is outstanding. In some case, an entity receives a tax compensation expense on the dividends paid to employees holding such share based payment awards, even though the payment of such dividends is charged to retained earnings for awards that vest. Under this interpretation, an entity should recognize a realized income tax benefit, received on dividends or dividend equivalents associated with share based awards that are charged to retained earnings and paid to employees, as an increase in additional paid-in capital (APIC). These should be included in a pool of excess tax benefits available to absorb future tax shortfalls or deficiencies on share based payment awards. Genesis management has concluded that the release of this interpretation application will not have a significant impact on its financial position or results of operations.

On December 20, 2007, the Financial Accounting Standards Board (‘‘FASB’’) issued Implementation issue E 23, Issues Involving the Application of the Shortcut method under Paragraph 68, which will be effective for hedging relationships designated on or after January 1, 2008 and requires certain existing hedge relationships to be reassessed and potentially de-designated. The new statement will provide guidance to entities on certain conditions in paragraph 68 of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities that must be met for an entity to assume no ineffectiveness in a hedging relationship of interest rate risk involving a recognized interest-bearing asset or liability and an interest rate swap (or compound instrument as described in paragraph 68(d)). Genesis management has concluded the release of this implementation issue will not have an impact on its financial position or results of operations.

In December 2007, the FASB issued Statement No.141R, Business Combinations (SFAS 141R) and Statement No. 160, Accounting and reporting on Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160). SFAS 141R requires most identifiable assets, liabilities, non controlling interests, and goodwill acquired in a business to be recorded at ‘‘full fair value’’. Under SFAS 141R, an acquiring entity should recognize and measure the fair value of the underlying transaction to establish a new accounting basis of the acquired entity as a whole and the assets acquired and the liabilities assumed at their full fair value as of the date control is obtained regardless of the percentage ownership in the acquired company or how the acquisition was achieved. The acquirer should also recognize and expense acquisition related transaction costs. SFAS 141R refers to this method as the acquisition method. SFAS 160 requires a reporting entity to

GENESIS LEASE LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

provide in its consolidated financial statements that the ownership interests in subsidiaries held by parties other than the parent (non controlling or minority interest) be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity, and not previously as shown as a liability or other item outside of permanent equity. SFAS 141R is required to be adopted concurrently with SFAS 160 and is effective for business combinations transactions for which the acquisition is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Genesis management is presently evaluating the impact that the adoption of SFAS 141R and SFAS 160 will have on its financial statements.

28.    Subsequent Events

On February 25, 2008, the Board of Directors declared a dividend of $0.47 per share, in the aggregate amount of $17.0 million. The dividend will be paid on March 25, 2008 to shareholders of record as of the close of business on March 11, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENESIS LEASE LIMITED
By:	/s/ John McMahon
John McMahon
President and Chief Executive Officer

Dated:    March 10, 2008