Form 20-F
period 2008-12-31
Genesis Lease LTD
filed 2009-03-06
CIK 1369824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-33200
GENESIS LEASE LIMITED
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
4450 Atlantic Avenue
Westpark
Shannon
Co. Clare, Ireland
(Address of principal executive office)

John McMahon, Telephone number: +353 61 233 300, Fax number: +353 61 364 642
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
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
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report.
34,341,095 Common Shares, par value of $0.001 per share.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐       No ☑
     If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐       No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑       No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐       Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑

PRELIMINARY NOTE
   This Annual Report should be read in conjunction with the financial statements and accompanying notes included in this report.
This Annual Report contains forward-looking statements that involve risks and uncertainties. These statements include forward-looking statements both with respect to us specifically and the aircraft leasing industry generally. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements. The forward-looking statements contained in this Annual Report are based on management’s current expectations and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to, those described under Item 3.D. “Risk Factors” and elsewhere in this Annual Report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.
We acquired our initial portfolio of 41 commercial jet aircraft (the “Initial Portfolio”) from affiliates of General Electric Company (“GE”) on December 19, 2006, with the net proceeds of our initial public offering (“IPO”), a private placement of shares to GE (the “private placement”) and the issuance of aircraft lease-backed notes in a securitization transaction (the “securitization”). Since our IPO, we have increased our portfolio from 41 to 54 aircraft through acquisitions from affiliates of GE and from independent airlines in purchase-leaseback transactions.
Unless the context requires otherwise, when used in this Annual Report, (1) the term “Company” refers only to Genesis Lease Limited, (2) the terms “Genesis,” “we,” “our” and “us” refer to Genesis Lease Limited and its subsidiaries, including Genesis Funding Limited (“Genesis Funding”), Genesis Acquisition Limited (“Genesis Acquisition”) and Genesis Portfolio Funding I Limited (“Genesis Portfolio”), (3) “GECAS” refers to GE Commercial Aviation Services Limited, together with its subsidiaries, (4) our “predecessor” refers to the combination of the 41 aircraft included in our Initial Portfolio from the date that each aircraft was acquired by an affiliate of GE, as such aircraft were owned by affiliates of GE until the completion of our IPO on December 19, 2006, (5) all references to our shares refer to our common shares held in the form of American Depositary Shares, (“ADSs”), and (6) all percentages and weighted averages of the aircraft in our portfolio have been calculated using the average of half life appraised base values as at December 31, 2008, and percentages may not total due to rounding.

PART I
Item 1. Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following selected financial data is derived from our audited combined and consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and should be read in conjunction with, and is qualified by reference to, Item 5. “Operating and Financial Review and Prospects” and our combined and consolidated financial statements and related notes thereto included in Item 18. “Financial Statements” in this Annual Report.

			Combined
			and
	Combined	Combined	Consolidated	Consolidated	Consolidated
	Years Ended December 31,
	2004	2005	2006	2007	2008
	(USD in thousands, except share and per share data)
Revenues
Rental of Flight Equipment	$99,414	$117,861	$153,187	$181,333	$215,985
Other income	—	—	—	6,771	8,045

Total revenue	99,414	117,861	153,187	188,104	224,030

Expenses
Depreciation	35,005	42,462	51,398	62,259	78,690
Interest	28,680	34,995	46,026	55,236	70,971
Maintenance expense	1,019	1,989	2,327	1,073	3,344
Selling, general and administrative	2,400	3,144	7,312	20,991	23,884
Other expenses	—	—	—	3,337	—

Total operating expenses	67,104	82,590	107,063	142,896	176,889

Income Before Taxes	32,310	35,271	46,124	45,208	47,141
Provision for income taxes	14,892	13,900	17,367	6,053	6,224

Net Income	$17,418	$21,371	$28,757	$39,155	$40,917

We calculate our earnings per share in accordance with Statement of Financial Accounting Standards (“SFAS”) 128, Earnings Per Share. Basic net earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted net earnings per share reflects the dilution potential that could occur if securities or other contracts to issue common shares were exercised resulting in the issuance of common shares that then shared in our net income.
The shares used in the computation of our basic and diluted net earnings per share are as follows:

	2006	2007	2008
Weighted average number of shares outstanding:
Basic	1,116,296	35,859,164	35,968,128
Diluted	1,118,050	35,867,105	35,968,128
     The following table presents the net income per share calculated for the year ended December 31, 2006, 2007 and 2008:

Net income per share
Basic	$25.76	$1.09	$1.14
Diluted	$25.72	$1.09	$1.14

	As at December 31,
	2004	2005	2006	2007	2008
	(USD in thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$26,855	$30,101	$60,206
Restricted cash	—	—	15,471	32,982	33,718
Total assets	936,918	1,082,997	1,316,058	1,675,169	1,757,695
Long-term debt	—	—	810,000	1,050,961	1,128,393
Total liabilities	92,115	101,006	839,383	1,132,830	1,282,258
GE net investment	844,803	981,991	—	—	—
Total shareholders’ equity	—	—	476,675	542,339	475,437
Total liabilities and GE net investment/shareholders’ equity	$936,918	$1,082,997	$1,316,058	$1,675,169	$1,757,695
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
Risks Related to Our Business
Changes in economic conditions could adversely affect our business.
     Our business and results of operations are significantly impacted by general economic and industry conditions. The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during 2008 and into 2009. In particular, the substantial losses experienced by the global banking industry have led to a dramatic increase in the cost and deterioration in the availability of capital. Many governments have sought to establish programs to support the banking industry in order to encourage lending and to mitigate against a sustained recessionary environment. Nevertheless, continued concerns over the availability and cost of credit, declining business and consumer confidence and increased unemployment, have precipitated an economic recession throughout the world, resulting in expectations for reduced global economic growth.
     A continued decline in economic activity and conditions in the United States, Europe and other markets in which we operate could adversely affect our financial condition and results of operations. For example, several airlines across the world filed for bankruptcy in 2008 due to high oil prices in the first half of the year and decreased demand for air travel resulting from the downturn in economic conditions. As a result, some of our leases with airlines have been terminated, and we have been required to bear unforeseen maintenance expenses, additional remarketing expenses and lost revenues. The economic downturn and the impairment of credit markets have also resulted in a decline in aircraft values and lease rates. A protracted economic downturn could exacerbate these adverse conditions. Although several governments have taken steps to mitigate the disruption to financial markets, there can be no assurances that government responses will restore consumer confidence for the foreseeable future.
We will need additional capital to finance our growth, and we may not be able to obtain such capital on terms acceptable to us, or at all.
Our liquidity needs include the financing of additional aircraft and other aviation assets that we expect will drive our growth. We plan to finance acquisitions through borrowings under our revolving credit facility or other debt facilities, additional equity and debt offerings, and private placements of equity and debt securities.
Our ability to execute our business strategy to acquire these additional assets depends to a significant degree on our ability to access debt and equity capital markets. During 2008, the capital and credit markets experienced extreme volatility and disruption. As a result, access to capital and credit markets and to other available forms of financing and liquidity has been significantly impaired for us and for many other companies.
Current market conditions have exerted significant downward pressure on the price of our common shares, which could impact our ability to raise capital through the issuance of additional equity related securities, or to obtain shareholder approval (if required) for the issuance of equity securities. If we were to issue equity or equity-related securities, such securities could take various forms, including convertible or hybrid debt, common shares, preferred shares and warrants. Preferred shares would have terms that are more favorable than our common shares. Any issuance of equity securities could dilute the interests of our existing shareholders and adversely affect the trading price of our common shares.
Our access to capital markets also will depend on a number of other factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends and the relative attractiveness of alternative investments. During 2008, the turmoil in the financial markets has caused banks and financial institutions to decrease the amount of capital available for lending. If we are unable to raise funds through debt and equity capital markets on terms that are acceptable to us, then we may be unable to implement our growth strategy of making acquisitions of additional aircraft and other aviation assets.
A deterioration in the financial condition of the commercial airline industry would have an adverse impact on our ability to lease our aircraft.
The financial condition of the commercial airline industry is of particular importance to us because we lease most of our aircraft to commercial airline customers. Our ability to achieve our primary business objectives of growing our lease portfolio will depend on the financial condition and growth of the commercial airline industry. The risks affecting our airline customers are generally beyond our control, but because they have a significant impact on our customers they affect us as well. Our ability to succeed depends on the financial strength of our customers and their ability to manage these risks. To the extent that our customers are adversely affected by these risk factors, we may experience:

•	a higher incidence of lessee defaults, lease restructurings, repossessions and airline bankruptcies and restructurings, resulting in lower lease margins due to maintenance, legal and other costs associated with the repossession, as well as lost revenue for the time the aircraft are off lease and possibly lower lease rates from the new lessees; and
•	an inability to lease aircraft on commercially acceptable terms, resulting in lower lease margins due to aircraft not earning revenue and resulting in storage, insurance and maintenance costs.
The aviation industry is inherently cyclical and a significant downturn in the industry would adversely impact our lessees’ ability to make payments to us, which would adversely affect our financial results and growth prospects.
The aviation industry is inherently cyclical. The years 2001 through 2004 were characterized by falling demand, rising costs and significant financial losses, particularly in the US and Europe. This downturn was exacerbated by the terrorist attacks on September 11, 2001, prolonged military action in Iraq and Afghanistan, rising fuel prices, SARS and avian influenza and saw many airlines, including some of our lessees, file for bankruptcy protection or implement reductions in capacity, service and workforce.
     The period from 2005 through 2007 was characterized by rising demand, airline profitability and significant purchases of new aircraft. The period from 2007 through 2008, however, was characterized by a dramatic deterioration in the global financial markets, declining business and consumer confidence and increased unemployment, resulting in expectations for reduced global economic growth going forward. During 2008, the aviation industry also experienced a significant spike in oil prices and given the developing economic downturn, the industry continues to face many challenges including falling traffic demand, reductions in capacity and the financing of substantial commitments for new aircraft in a market where there has been a deterioration in the availability of capital.
A significant downturn may place already financially weakened lessees under further duress and may result in further airline bankruptcies exerting downward pressure on lease rates, aircraft and engine market values and the grounding of significant numbers of aircraft.
The recent changes in demand and supply of aircraft could depress lease rates and the value of our aircraft portfolio.
The economic downturn and the expected slowdown in air travel have contributed to a decrease in the demand for aircraft, while a number of recent airline bankruptcies, as well as financial challenges potentially facing other airlines, may result in an increase in the supply of aircraft. In addition, several large portfolios of leased aircraft may be available for sale. For example, it has been reported that American International Group intends to sell International Lease Finance Corporation (“ILFC”), its aircraft leasing business, which is the largest aircraft lessor in the world, measured by portfolio value. It has also been reported that Royal Bank of Scotland is considering a sale of its aircraft financing arm, RBS Aviation Capital. Allco Finance Group, another aircraft lessor, has announced the appointment of voluntary administrators under Australian law and may sell its aircraft portfolio. Babcock & Brown has also announced an asset disposal program, including the sale of its aircraft leasing business. This shift in supply/demand dynamics may lead to decreases in aircraft lease rates and values. A decrease in lease rates could adversely affect our lease revenues in future periods as our current leases expire or to the extent that airlines default on their leases. A decrease in aircraft values would adversely affect the value of the aircraft in our portfolio. Furthermore, secondary aircraft trading may be financed through borrowings, and this may exert further pressure on the availability of aircraft financing in the market, which could adversely affect our ability to obtain additional borrowings or refinance our existing debt.

A decrease in lease rates and the value of our leased assets could have an adverse effect on our financial results, growth prospects and ability to meet our obligations.
The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are beyond our control, including:
•	cancellations of orders for aircraft;

•	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;

•	operating costs, availability of jet fuel and general economic conditions affecting our lessees’ operations;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	governmental regulation, including new airworthiness directives and environmental regulations;

•	manufacturer production levels, technological innovation and delays in delivery of aircraft;

•	retirement and obsolescence of aircraft models;

•	manufacturers merging or exiting the industry or ceasing to produce aircraft or engine types;

•	reintroduction into service of aircraft or engines previously in storage; and

•	airport and air traffic control infrastructure constraints.
These factors may produce sharp decreases in asset values and achievable lease rates, which would have an impact on our cost of acquiring aircraft or other aviation assets, may result in lease defaults and could delay or prevent the aircraft or other aviation assets from being re-leased on favorable terms, or, if desired, sold on favorable terms.
Factors that increase the risk of decline in aircraft value and achievable lease rates could have an adverse effect on our financial results and growth prospects and on our ability to meet our obligations.
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
Any decrease in the values of and achievable lease rates for commercial aircraft or other aviation assets that may result from the above factors or other unanticipated factors may have a material adverse effect on our financial results and growth prospects and our ability to meet our obligations.

We operate in a highly competitive market for investment opportunities in aircraft and other aviation assets.
The leasing and remarketing of commercial jet aircraft is highly competitive. As the exclusive servicer of our aircraft, GECAS competes in leasing, re-leasing and selling our aircraft with other aircraft leasing companies, including ILFC, AerCap, Aircastle, Aviation Capital Group, AWAS, Babcock & Brown Aircraft Management, Babcock & Brown Air Limited, BOC Aviation, Boeing Capital, CIT Aerospace, Macquarie Aircraft Leasing and RBS Aviation Capital, among others. We also may encounter competition from other entities that selectively compete with us, including:
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
Competition in the purchase and sale of used aircraft is based principally on the availability of used aircraft, the availability of capital, price, the terms of the lease to which an aircraft is subject and the creditworthiness of the lessee. When we decide to dispose of an aircraft, GECAS, as our servicer, will arrange the disposition pursuant to the terms of the servicing agreements for that used aircraft. In doing so, GECAS may compete with the aircraft leasing companies listed above, as well as with the other types of entities described above and other investors. GECAS is not required to assist us in the purchase of aircraft, and therefore we also may compete with GECAS when seeking to acquire aircraft.
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

Fuel prices affect the profitability of the airline industry, and increases in fuel prices may have an adverse effect on our lessees’ ability to meet their lease payment obligations to us.
Airlines are significantly impacted by changes in the price and availability of fuel. Governmental policy concerning fuel production, transportation or marketing, changes in fuel production capacity, weather-related events, natural disasters, political disruptions or wars involving oil-producing countries, environmental concerns, currency exchange rates and other unpredictable events may result in fuel supply shortages and fuel price increases. Fuel prices increased in 2008 to new record highs, with the price of crude oil reaching more than $145 per barrel in July 2008 before falling to under $34 per barrel in December 2008. Many airlines entered into hedging arrangements which locked in fuel at relatively high prices. As a consequence, some airlines were not in a position to benefit from a fall in fuel prices during the latter part of 2008, and a number of them will realize significant losses from these hedging positions.
Although fuel costs have receded significantly from their highs in 2008, they will continue to have a significant impact on airline profitability. Due to the competitive nature of the airline industry, airlines have limited ability to pass increases in fuel prices to their customers by increasing fares. In addition, airlines may not be able to hedge their exposure to price increases. Increases in fuel prices may:
•	lead to further airline bankruptcies, which may lead to cancellations of our leases and the return of our aircraft;

•	impair our lessees’ ability to make rental and other lease payments;

•	lead to lease restructurings and aircraft repossessions; and

•	increase the costs of servicing and remarketing our aircraft at favorable rates.
Any of these effects could have a material adverse effect on our financial condition, results of operations and prospects.
The effects of terrorist attacks and geopolitical conditions may negatively affect the airline industry. This may cause our lessees to default on their lease payment obligations to us.
As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks in other parts of the world, airports have increased security restrictions, airline costs for aircraft insurance and enhanced security measures have increased and airlines have faced increased difficulties in acquiring war risk and other insurance at reasonable costs. Terrorist attacks and geopolitical conditions have harmed the airline industry, and concerns about geopolitical conditions and further terrorist attacks could harm airlines in the future as a result of various factors, including:
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
Future terrorist attacks, war or armed hostilities, or the fear of such events, may further increase airline costs, depress air travel demand, cause certain aviation insurance to become available only at significantly increased premiums or not be available at all and could have a further adverse impact on the airline industry and on the financial condition and liquidity of our lessees, aircraft values and rental rates, all of which could adversely affect our financial results and growth prospects.
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
Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. Any acquisition of aircraft or other aviation assets may not be profitable to us after the acquisition and may not generate sufficient cash flow to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and cash flows, including risks that we may:
•	fail to realize anticipated benefits, such as new customer relationships or cash flow enhancements;

•	impair our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense and financial leverage to the extent we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the aircraft or other aviation assets that we acquire; or

•	incur other significant charges, including asset impairment or restructuring charges.
Unlike new aircraft, existing aircraft typically do not carry warranties as to their conditions (although certain manufacturer warranties may still be effective and assignable when the aircraft is purchased). Although we may inspect an existing aircraft and its documented maintenance, usage, lease and other records prior to acquisition, such an inspection normally would not provide us with as much knowledge of an aircraft’s condition as we would have if it had been built for us. In addition, we may not have the opportunity to inspect each aircraft that we acquire. Repairs and maintenance costs for existing aircraft are difficult to predict and generally increase as aircraft age and may have been adversely affected by prior use. These costs could decrease our cash flow and reduce our liquidity.
The terms of our indebtedness may limit our operational flexibility.
The terms of our indebtedness expose us to certain risks and operational restrictions, including:
•	our aircraft leases and several of our aircraft serve as collateral for our financings, the terms of which restrict our ability to sell aircraft and require us to use proceeds from sales of aircraft, in part, to repay amounts outstanding under those financings;

•	we are required to dedicate a significant portion of our cash flow from operations to debt service payments, thereby reducing the amount of our cash flow available to fund working capital, make capital expenditures and satisfy other needs;

•	restrictions on our subsidiaries’ ability to distribute excess cash flow to us under certain circumstances;

•	lessee, geographical and other concentration limits on flexibility in leasing our aircraft;

•	requirements to obtain policy provider consents and rating agency confirmations for certain actions (in the case of the notes issued in the securitization); and

•	restrictions on our ability to incur additional debt, create liens on assets, sell assets, make freighter conversions and make certain investments or capital expenditures.
The restrictions described above may impair our ability to operate and to compete effectively with our competitors. Similar restrictions may be contained in the terms of future financings that we may enter into to finance our growth, including our credit facility.
We are a holding and a financing company and rely on our subsidiaries to provide us with funds necessary to meet our financial obligations.
We are a holding and a financing company and our principal asset is the equity interests we hold in our subsidiaries that hold our aircraft. As a result, we depend on dividends and other payments from these subsidiaries and from any other subsidiaries through which we may conduct operations in the future, to generate the funds necessary to meet our financial obligations. The subsidiaries that hold our aircraft are legally distinct from us and are often restricted from paying dividends or otherwise making funds available to us pursuant to agreements governing our indebtedness. Any other subsidiaries through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted from paying dividends or otherwise making funds available to us under certain conditions.
All of our principal debt facilities have financial covenants. If we are unable to comply with these covenants, then the amounts outstanding under these facilities may become immediately due and payable, cash generated by our subsidiaries may be unavailable to us and/or we may be unable to draw additional amounts under these facilities. The Initial Portfolio financed by Genesis Funding’s securitization requires that Genesis Funding maintain a debt service coverage ratio from November 2009 through November 2011 above the threshold specified under this financing. If lessees of the aircraft held by Genesis Funding default under their leases, then Genesis Funding may be unable to comply with this covenant and all available cashflow from the Initial Portfolio will be applied to the repayment of the securitization notes. Genesis Portfolio’s term loan facility requires that Genesis Portfolio maintain a loan-to-value ratio (tested annually) below the threshold specified in the facility. If aircraft values decline, then Genesis Portfolio may be unable to comply with this covenant and would be required to prepay outstanding borrowings to restore compliance with the covenant; otherwise, the amounts outstanding under the term loan facility would become immediately due and payable. Genesis Acquisition’s revolving credit facility requires that Genesis Acquisition maintain minimum ratios of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense and a loan-to-value ratio (tested semi-annually) below the threshold specified in the revolving credit facility in respect of any aircraft financed through the revolving credit facility. As at December 31, 2008 there were no aircraft financed through Genesis Acquisition’s revolving credit facility. However, to the extent aircraft are financed in the future and subsequently aircraft values decline and/or if lessees default under their leases, then Genesis Acquisition may be unable to comply with the covenants and could lose the ability to make further borrowings under the revolving credit facility. The events that could cause our subsidiaries not to be in compliance with their financial covenants — such as a decline in aircraft values or lessee defaults — may be beyond our control, but they nevertheless could have a substantial adverse impact on the amount of our cash flow available to fund working capital, make capital expenditures and satisfy other needs, including payments of dividends to shareholders.
For a description of the operating and financial restrictions in our debt facilities, see Item 5.B. “Liquidity and Capital Resources.”
We may not be able to refinance the notes issued in the securitization on favorable terms or at all, which may require us to seek more costly or dilutive financing for our investments or to liquidate assets.
We currently intend to refinance the notes that Genesis Funding issued in the securitization through a long-term financing prior to December 2011. After December 2011 if we have not refinanced the notes, we will be required to apply all of the available cash flow from our Initial Portfolio of 41 aircraft to repay the principal on the notes. We bear the risk that we will not be able to refinance our existing indebtedness on favorable terms or at all. The inability to refinance our securitization indebtedness may require us to seek more costly or dilutive financing for our aircraft or to liquidate assets.
Most of our debt obligations are subject to interest rate risk.
The majority of our long-term debt has floating interest rates, which subjects us to the risk of an increase in interest rates and to the risk that our cash flows may be insufficient to make scheduled interest payments if interest rates were to increase. To limit the risks of interest rate fluctuations, we have entered into interest rate swaps. If any counterparty to the interest rate swaps were to default on its obligations, then a mismatch in the floating rate interest obligations and fixed rate lease payments may arise. This could impair our subsidiaries’ ability to make distributions to us, which could, in turn, adversely affect our ability to meet our financial obligations.
We may not be able to pay or maintain dividends on our shares. The failure to do so would adversely affect the trading price of our shares.
There are a number of factors that could affect our ability to pay dividends, including but not limited to the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our inability to refinance the notes that we have issued in the securitization before December 2011, when we will be required to apply all available cash flow from our Initial Portfolio to repay the principal amount thereof on a monthly basis;

•	our inability to renew, extend or repay our debt facilities when due, which could prevent our subsidiaries from making any distributions to us;

•	restrictions imposed by our financing arrangements, including under the notes issued in the securitization, our debt facilities and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	application of funds to make and finance acquisitions of aircraft and other aviation assets;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	unexpected or increased fees and expenses payable under our agreements with GECAS and its affiliates and other service providers;

•	poor performance by GECAS and its affiliates and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to modify or revoke its policy to distribute a portion of our cash flow available for distribution;

•	changes in Irish tax law, the tax treaty between the United States and Ireland (the “Irish Treaty”) or our ability to qualify for the benefits of such treaty;

•	restrictions under Bermuda law on the amount of dividends that we may pay; and

•	the other risks discussed under this Item 3.D. “Risk Factors.”
The failure to maintain or pay dividends may adversely affect the trading price of our shares.
The death, incapacity or departure of senior management could harm our business and financial results.
Our future success depends to a significant extent upon our chief executive officer, John McMahon, our chief financial officer, Alan Jenkins, and our chief commercial officer, Cian Dooley. Mr. McMahon has substantial experience in the aviation industry, and his continued employment is crucial to the development of our business strategy and to the growth and development of our business. Mr. Jenkins and Mr. Dooley also have significant experience in the aviation industry on which we depend. If Mr. McMahon, Mr. Jenkins or Mr. Dooley were to die, become incapacitated for a short or long period, or leave our company, we may not be able to replace each of them, respectively, as the case may be, with another chief executive officer, chief financial officer or chief commercial officer with equivalent talent and experience, and our business, prospects, financial condition, results of operations and cash flows may suffer. Because we have a limited staff, the impact of any of Mr. McMahon’s, Mr. Jenkins’s or Mr. Dooley’s departure could be severe on our business.
Risks Relating to Our Aircraft and Leases
The concentration of aircraft types in our portfolio could harm our business and financial results should any difficulties specific to these particular types of aircraft occur.
Of the aircraft in our portfolio, approximately 34.2% are Airbus A320-200 aircraft, approximately 31.9% are Boeing 737-800 aircraft and approximately 33.9% are various other aircraft. If any of these aircraft types (or other types that we acquire in the future) should encounter technical or other difficulties, such affected aircraft types may be subject to grounding or diminution in value and we may be unable to lease such affected aircraft types on favorable terms or at all. The inability to lease the affected aircraft types may reduce our revenues and net income to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.
We will need to re-lease or sell aircraft as leases expire to continue to generate sufficient funds to meet our debt obligations, and finance our growth and operations. We may not be able to re-lease or sell aircraft on favorable terms, or at all.
Our business strategy entails the need to re-lease aircraft as our current leases expire to generate sufficient revenues to meet our financial obligations and finance our growth and operations. The ability to re-lease aircraft depends on general market and competitive conditions. Some of our competitors may have greater access to financial resources and, as a result of restrictions on us contained in the terms of our indebtedness, may have greater operational flexibility. If we are not able to re-lease an aircraft or to do so on favorable terms, we may attempt to sell the aircraft to provide funds for debt service or operating expenses. Our ability to re-lease or sell aircraft on favorable terms or without significant off-lease time could be adversely affected by depressed conditions in the airline and aircraft industries, airline bankruptcies, the effects of terrorism and war, the sale of other aircraft by financial institutions or other factors.
The advent of superior aircraft technology could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects and our ability to compete in the marketplace.
As manufacturers introduce technological innovations and new types of aircraft, including the Boeing 787 Dreamliner and the Airbus A350 XWB (currently scheduled to enter service in 2010 and 2013, respectively) and potential replacement types for the Boeing 737 and Airbus A320 families of aircraft, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees. In addition, although all of the aircraft in our portfolio are Stage 3 noise-compliant, the imposition of more stringent noise or emissions regulations may make certain of our aircraft less desirable in the marketplace. Any of these risks could adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge rental amounts that we would otherwise seek to charge.
Depreciation expenses and impairment charges could have a material adverse effect on our financial condition and results of operations.
Our aircraft have finite economic lives, their values depreciate in the ordinary course over time and their ability to generate earnings and cash flow for our business declines over time. If depreciated aircraft are not replaced with newer aircraft, our ability to generate earnings will be reduced. We depreciate our aircraft for accounting purposes on a straight-line basis to the aircraft’s estimated residual value over its estimated useful life. If we dispose of an aircraft for a price that is less than its depreciated value, then we would be required to recognize a loss that would reduce our net income during the period of the disposition and reduce our total assets.
The aircraft in our portfolio and any other aircraft and other aviation assets that we acquire in the future are expected to be under operating leases that are subject to periodic review for impairment for accounting purposes. We believe the carrying value of the aircraft in our portfolio is currently recoverable through the cash flows expected to result from their use and eventual disposition. However, if these expected cash flows are adversely affected by factors including credit deterioration of a lessee, declines in rental rates, other market conditions and residual values, then we may be required to recognize impairment charges that would reduce our net earnings or increase our net losses. Under U.S. GAAP, once an impairment results in a reduction to the carrying value of an asset, the carrying value of such asset cannot thereafter be increased.
Aircraft liens could impair our ability to repossess, re-lease or sell our aircraft.
In the normal course of business, liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, landing charges, crew wages, repairers’ charges, salvage or other obligations are likely, depending on the laws of the jurisdictions where aircraft operate, to attach to the aircraft (or, if applicable, to the engines separately). The liens may secure substantial sums that may, in certain jurisdictions or for limited types of liens (particularly fleet liens), exceed the value of any particular aircraft to which the liens have attached. Until they are discharged, the liens described above could impair our ability to repossess, re-lease or sell our aircraft.
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
Each lessee generally is responsible for complying with airworthiness directives with respect to its aircraft and is required to maintain the aircraft’s airworthiness. To the extent that a lessee fails to comply with airworthiness directives required to maintain its certificate of airworthiness or other manufacturer requirements in respect of an aircraft or if the aircraft is not currently subject to a lease, we may have to bear the cost of such compliance. Under many leases, we have agreed to share with our lessees the cost of obligations under airworthiness directives (or similar requirements). In addition, if the aircraft is not subject to a lease, we may be forced to bear (or, to induce a prospective lessee to take the aircraft on lease, have to agree to pay) the cost of compliance with airworthiness directives. These expenditures can be substantial, and, to the extent we are required to pay them, our cash flow could be substantially adversely affected.
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
Various environmental regulations may cause lessees to default on their lease payment obligations to us.
Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant aircraft is registered and operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization, or ICAO, have introduced new standards for noise levels which apply to newly certified aircraft types on or after January 1, 2006. Currently, there are no regulations that would require any phase-out of aircraft that qualify with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the new standards. These regulations could limit the economic life of the aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.
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
It may be difficult or impossible to obtain title to two of the aircraft in our portfolio upon a bankruptcy or default by its owner and manager.
Two of the aircraft in our portfolio (with an aggregate net book value of $100.7 million as of December 31, 2008) are on lease to lessees based in Japan. Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to permit the registration of these aircraft in Japan, legal title to the aircraft is held by third-party Japanese corporations owned and managed by one of the major trading companies in Japan. However, beneficial ownership of the aircraft is effectively held by entities in which the beneficial interest is held by us. Title to these aircraft will be transferred under the terms of a conditional sales agreement to such entities upon payment by such entities to the third-party Japanese owners of the remaining installment in the amount of one U.S. dollar on the date the lease of each aircraft expires or any earlier dates elected by such entities provided that (1) there is no continuing default by such entities and certain representations and warranties of such entities remain true and accurate and (2) the third-party Japanese owner is indemnified by the lessees for costs and taxes that arise as a result of the title transfer. Because we have not relinquished control over these aircraft upon transfer of title to the Japanese entities, as evidenced by the one dollar purchase option in the conditional sale agreement which is exercisable at any time, and we have retained all of the risks and rewards of ownership of the aircraft, we have not recognized these transactions as sales for accounting purposes and continue to recognize the aircraft as “Flight equipment under operating lease” in our financial statements.
While these liabilities are the responsibility of the lessee, if they are not paid, the entities holding the beneficial interest may effectively have to pay such amounts in order for title to be transferred. Under the conditional sale agreements, we effectively hold the beneficial ownership interest of the aircraft, including all of the risks and rewards of ownership, and have full control over the leasing of the aircraft to the lessees, but full liability to the Japanese title owners with respect to the aircraft if the lessees do not perform their indemnity or other obligations. The obligations of the third-party Japanese owners to transfer title to such entities are secured by mortgages over the leased aircraft and share pledges over the entire share capital of the third-party Japanese owners, each in favor of such entities. Although the conditional sale agreements provides for title to transfer automatically, a bill of sale may be required to legally effect such transfer of title. There may be tax-related considerations or issues relating to the validity of the method of title transfer depending on the location of the aircraft (and the related engines) at the time of transfer that may need to be considered at the time of transfer and which may affect the decision as to when to transfer title. It is also possible that the Japanese title owners or their manager parent company could breach their obligation to provide a bill of sale to document properly the title transfer to us, which could also result in possible impairment of our ability to obtain such evidence of title to the aircraft in a timely fashion or at all.
In the event of a bankruptcy proceeding involving the Japanese manager of these aircraft, the separateness of the corporate existence of the Japanese owners of the aircraft and the Japanese manager may be disregarded and these aircraft, if the third-party Japanese owners still hold legal title to them, may be consolidated with the assets of the Japanese manager and may become part of the bankruptcy estate, resulting in the possible impairment of our ability to obtain title to these aircraft in a timely fashion or at all.
We rely on our lessees’ continuing performance of their lease obligations.
We operate as a supplier to airlines and are indirectly impacted by the risks facing airlines today. Our success depends upon the financial strength of our lessees, our ability to assess the credit risk of our lessees and the ability of lessees to perform their contractual obligations to us. The ability of each lessee to perform its obligations under its lease will depend primarily on the lessee’s financial condition and cash flow, which are affected by factors beyond our control. Some of our lessees may experience payment difficulties, particularly if economic conditions deteriorate. In addition, the demand for aircraft generally diminishes as they age, and the creditworthiness of the lessees of older aircraft is generally lower than the creditworthiness of the lessees of newer aircraft.
We are typically not in possession of an aircraft while it is on lease. Consequently, our ability to determine the condition of any aircraft or whether lessees are properly maintaining our aircraft is limited to periodic inspections that we perform or that are performed on our behalf by third-party service providers or aircraft inspectors. A lessee’s failure to meet its maintenance obligations under a lease could:
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
If we are unable to agree upon acceptable terms for a lease restructuring, then we have the right to repossess aircraft and to exercise other remedies upon a lessee default. Repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is returned at the end of a lease. These costs include legal expenses that could be significant, particularly if the lessee is contesting the proceedings or is in bankruptcy. Delays resulting from repossession proceedings would also increase the period of time during which an aircraft or other aviation asset does not generate rental revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in a condition suitable for re-lease or sale, and we may need to pay off liens, taxes and governmental charges on the aircraft or other aviation asset to obtain clear possession and to remarket the asset effectively.
If we repossess an aircraft or other aviation asset, we will not necessarily be able to export or deregister and profitably redeploy the asset. Where a lessee or other operator flies only domestic routes in the jurisdiction in which an aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. Significant costs may also be incurred in retrieving or recreating aircraft records required for registration of the aircraft and obtaining a certificate of airworthiness for the aircraft or other aviation assets.
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
European concentration. Lease rental revenues from lessees based in Europe accounted for 38.4% of total rental revenues for the year ended December 31, 2008. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the development of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs.
Asian concentration. Lease rental revenues from lessees based in Asia (including China and India) accounted for 36.6% of total rental revenues for the year ended December 31, 2008. There are significant obstacles to the development of Chinese and Indian airline industries, including continuing government control and regulation over the industry. In addition, India faces poor aviation infrastructure and continuing losses from operations due to overcapacity. If these difficulties persist or expand, the Chinese and Indian airline industries likely would experience a significant decrease in growth or restrictions on future growth.
North American concentration. Lease rental revenues from lessees based in North America accounted for 13.8% of total rental revenues for the year ended December 31, 2008. During the past 15 years a number of North American passenger airlines filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. High labor costs, high fuel costs, the strength of labor unions in collective bargaining negotiations, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines.
The geographic classifications and revenue information for the lessees discussed above are based on the financial statements as of and for the year ended December 31, 2008, which are included at Item 18 in this Annual Report.
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
Ten of the leases in our portfolio provide the lessees with early termination rights. We also could enter into leases in the future that provide lessees with early termination rights. If any lease is terminated early at a time when we could not re-lease the aircraft at rates at least as favorable to us as the terminated lease, our results of operations could be adversely affected. See Item 4.D. “Property, Plants and Equipment—Our Leases—Early Termination Rights.”
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
We were formed in 2006 and had 21 permanent employees as of December 31, 2008, as well as 2 consultants who work with us on a contract basis. Our business strategy involves outsourcing our servicing and remarketing of aircraft to GECAS. Our initial business operations consisted of owning and leasing a portfolio of aircraft acquired from affiliates of GE. These aircraft assets were previously owned, managed and leased by GE and its affiliates as part of their larger aircraft leasing enterprise. We do not have the same infrastructure as GECAS to support these aircraft assets, and we continue to rely on GECAS for the servicing of our aircraft. Pursuant to our servicing agreements, GECAS provides us with a variety of services, including collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases, enforcing rights against lessees, remarketing aircraft for re-lease or sale and other aircraft-related services. GECAS has a high level of autonomy in its servicing of our aircraft, and our operational success, revenues, aircraft and lease related costs and ability to execute our growth strategy depend significantly on GECAS’s satisfactory performance of these services. GECAS’s failure to perform these services satisfactorily would significantly impair our ability to maximize our lease or sale income, monitor our lessees’ compliance with their lease obligations and/or comply with our contractual obligations under our leases. Our rights to terminate the servicing agreements are limited. In particular, we have no right to terminate GECAS as servicer simply because it is performing unsatisfactorily. See “— Even if we are dissatisfied with GECAS’s performance, there are only limited circumstances under which we will be able to terminate the servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.” Similarly, under certain financing agreements, we may not terminate the servicing agreement without the prior consent of the lenders.
GECAS is not obligated to service all aircraft that we acquire in the future. The servicing agreements provide that GECAS may decline to accept newly acquired aircraft for servicing for a number of specified reasons. See Item 10.C. “Additional Information—Material

Contracts—Servicing Agreements.” For example, GECAS may decline to service an aircraft if a bank lender that finances such aircraft imposes conditions on the servicing of such aircraft to which GECAS does not agree. If GECAS declines to service any aircraft we acquire in the future, we will need to find a replacement servicer for such aircraft. The quality of any replacement services may not be as high or provided on terms as favorable as the terms currently offered by GECAS.
In addition, if any of the servicing agreements were to be terminated, or if their terms were to be altered, we will not be entitled to benefit from certain terms of the leases, such as cross-defaults and various insurance terms, which apply only if GECAS is the servicer, and we may not be able to replace these services promptly. If we are unable to maintain a strong, positive relationship with GECAS, our business, financial condition, results of operations and cash flows could be materially and adversely affected.
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
Under the terms of our servicing agreements with GECAS, we are not entitled to be informed of all conflicts of interest involving GECAS and are limited in our right to replace GECAS because of conflicts of interest. Any replacement servicer may not provide the same quality of service or may not afford us terms as favorable as the terms currently offered by GECAS. Moreover, in certain situations we may incur duplicative servicing fees for services we obtain when there is a conflict of interest. If GECAS, as the servicer, makes a decision that is adverse to our interests, our business, financial condition, results of operations and cash flows could suffer. See “—Even if we are dissatisfied with GECAS, there are only limited circumstances under which we will be able to terminate the servicing agreements and we may not terminate the servicing agreement for our Initial Portfolio without the prior written consent of the policy provider.”
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
We have the right to terminate any servicing agreement with GECAS (except in the case of the servicing agreement for our Initial Portfolio, which also requires the prior written consent of the policy provider and under certain financings which require lender consent) if, among other things,
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
We may compete with GECAS in the market for aircraft acquisitions and dispositions and in re-leasing any of our aircraft that GECAS does not service. Currently, GECAS manages a fleet of approximately 1800 aircraft owned by its affiliates and by other entities with 28 offices and over 270 customers in 78 countries and thus has considerably greater scale than we have. GECAS also has extensive information about our business and operations as a result of the continued servicing of our aircraft, including access to sensitive competitive information such as lease and aircraft pricing, whereas we do not have access to similar information with respect to GECAS. In addition, GECAS has significantly greater financial resources than we have. As a result, we are likely to be at a competitive disadvantage to GECAS as we seek to acquire or dispose of aircraft or to re-lease any of our aircraft that GECAS does not service.
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
Risks Related to Our Financial Information
The historical financial information included in this Annual Report for periods prior to December 19, 2006, the completion of our IPO, does not reflect the financial condition, results of operations or cash flows we would have achieved during the periods presented as a stand-alone company, and therefore may not be a reliable indicator of our future financial performance.
We completed our IPO and commenced independent operations on December 19, 2006. As a result, we have a limited independent operating history, and our prospects must be considered in light of the risks, expenses and difficulties frequently encountered when any new business is formed. The historical financial information included in this Annual Report for periods prior to December 19, 2006 (the date of our IPO) does not reflect the financial condition, results of operations or cash flows that we would have achieved as a stand-alone company during the periods presented or that we will achieve in the future. This is primarily a result of the following factors:
•	The historical combined financial information included in this Annual Report for periods prior to our IPO does not reflect our ongoing cost structure, management, financing costs or business operations. Instead, this combined financial information represents the combination of results attributable to some of the aircraft included in our Initial Portfolio of 41 aircraft as owned, managed, financed and operated by GECAS and its affiliates. Following our acquisition of the Initial Portfolio, the cost of financing and operating these aircraft has changed due to:
•	the fact that the historical combined financial information for periods prior to the completion of our IPO reflects allocations of corporate expenses from affiliates of

GE and GECAS to our Initial Portfolio. These allocations are different from the comparable expenses we incur as a stand-alone public company due to a number of factors, including the likelihood that we are not able to realize economies-of-scale and negotiating leverage achieved by GE and GECAS;
•	the need for additional personnel and service providers to perform services previously provided by GECAS and other affiliates of GE;

•	legal, accounting, compliance and other costs associated with being a public company with listed equity, including compliance with the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE; and

•	the fact that the historical combined financial information prior to our IPO reflects only the number of aircraft included in our Initial Portfolio owned by affiliates of GE for the periods or as of the dates specified therein, rather than all of the aircraft currently included in our portfolio.
•	Our predecessor’s working capital requirements were satisfied as part of GE’s corporate-wide cash management policies. Although we have access to a credit facility for the acquisition of additional aircraft, we may not be able to obtain financing on terms as favorable as our predecessor obtained from or through GE and our cost of debt will likely be higher.

•	The depreciation of capitalized major maintenance costs and our maintenance expenses are higher than reflected in the historical combined financial information due to the aging of our aircraft.

•	Our effective tax rate is lower than our predecessor’s as a result of our tax residency in Ireland. Our cash tax payments are also lower as a result of our ability to depreciate aircraft under Irish tax law over eight years, which is a more accelerated rate than our predecessor used to depreciate aircraft under U.S. tax law.
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
These representations and warranties are subject to time limits. If a liability arises and we are called on to pay it but are not able to recover any amount from the sellers for such liability, our liquidity could decrease significantly.

Risks Related to the Ownership of Our Shares
Market interest rates may have an effect on the trading value of our shares.
One of the factors that investors may consider in deciding whether to buy or sell our shares is our dividend rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher dividend yield on our shares or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market value of our shares. For instance, if interest rates rise, the market price of our shares may decrease as market rates on interest-bearing securities, such as bonds, increase.
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
The Companies Act 1981 of Bermuda, as amended, which we refer to as the “Companies Act,” applies to our company and differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in greater difficulties in protecting the interests of shareholders of our company than of shareholders of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights shareholders may have to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.
Risks Related to Taxation
We are a passive foreign investment company, or PFIC. Unless U.S. holders of our shares make certain elections under U.S. federal income tax rules, they are subject to certain adverse U.S. federal income tax rules.
Because we are a PFIC, U.S. holders of our shares are subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, a U.S. holder who disposes or is deemed to dispose of our shares at a gain, or who receives or is deemed to receive certain distributions with respect to our shares, generally will be required to treat such gain or distributions as ordinary income and pay an interest charge on the tax imposed. Certain elections may be used to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares (“QEF elections” and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income in excess of amounts distributed to you. In addition, because we are a PFIC, our distributions will not qualify for the reduced rate of U.S. federal income tax that applies to qualified dividends paid to non-corporate U.S. taxpayers. The PFIC rules are extremely complex, and prospective U.S. investors are urged to consult their own tax advisers regarding the potential consequences to them of our being classified as a PFIC. See Item 10.E. “Taxation Considerations—U.S. Federal Income Tax Considerations—Taxation of U.S. Holders of Shares.”
We may fail to qualify for tax treaty benefits and U.S. statutory tax exemptions which would reduce our net income and cash flow by the amount of the applicable tax.
Special U.S. tax rules apply to U.S. source transportation income. U.S. source gross rental income that is not connected with a U.S. trade or business may be subject to 30% withholding tax. Alternatively, certain U.S. source rental income could be subject to a 4% tax on gross transportation income. U.S. source transportation income connected with a U.S. trade or business would be taxed on a net basis. In order for us to be exempt from U.S. federal income taxation on all categories of U.S. source rental income, we and our Irish tax resident subsidiaries must qualify for benefits of the Irish Treaty. Qualification for Irish Treaty benefits depends on many factors, including that at least 50% of the vote and value of each of our Irish tax resident subsidiaries continues to be held by us and that our principal class of shares be substantially and regularly traded on one or more recognized stock exchanges. We may not satisfy all the requirements of the Irish Treaty and thereby may not qualify each year for the benefits of the Irish Treaty. Failure to so qualify could result in the income attributable to aircraft used for flights to, from or within the United States being subject to U.S. federal income taxation. The imposition of such taxes would adversely affect our business and would reduce cash available for distribution to our shareholders. See Item 10.E. “Taxation Considerations—U.S. Federal Income Tax Considerations—Taxation of Genesis Lease Limited and Our Subsidiaries”. In addition, we cannot assure you that the Double Taxation Agreement between Ireland and the United States would not be re-negotiated in the future and the current tax treaty benefits may no longer be available.
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
Because we are managed and controlled in Ireland, we and our Irish resident subsidiaries are subject to Irish corporation tax on our net trading income at the rate of 12.5%. Under Irish tax law, non-trading income is taxed at the rate of 25% and capital gains are taxed at the rate of 22%. Each of us intend to carry on sufficient activity in Ireland, directly and indirectly, through a servicer, so as to be treated as carrying on a trade in Ireland for the purposes of Irish tax law. In calculating our net trading income we deduct tax depreciation on the aircraft. Whether we and our Irish tax-resident subsidiaries are carrying on a trade for the purposes of Irish tax are questions of fact and we cannot assure you that we or they will qualify, and we will depend on the Irish Revenue authorities accepting that we are engaged in an active business in Ireland.
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
If we or any of our Irish tax resident subsidiaries were considered not to be carrying on a trade in Ireland, we or they may be subject to additional Irish tax liabilities. The application of a higher tax rate (25% instead of 12.5%) on taxable income could reduce the cash flow available for distribution to our shareholders. In addition, we cannot assure you that the 12.5% tax rate applicable to trading income, the 22% tax rate applicable to capital gains or the 25% tax rate applicable to non-trading income will not be changed in the future.

Item 4. Information on the Company
A. History and Development of the Company
We are Genesis Lease Limited, a Bermuda exempted company incorporated on July 17, 2006 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Although we are organized under the laws of Bermuda, we are resident in Ireland for Irish tax purposes and thus are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. Our principal executive offices are located at 4450 Atlantic Avenue, Westpark, Shannon, Co. Clare, Ireland. Our telephone number at that address is +353 61 233 300.
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
     Since our IPO, we have increased our portfolio by 13 aircraft from 41 to 54 aircraft. Twelve aircraft were purchased during the year ended December 31, 2007, eight from GECAS affiliates and four from two airlines on a sale and leaseback basis. One further aircraft was purchased from a GE affiliate during the year ended December 31, 2008.
B. Business Overview
Our Company
We are an aviation company that acquires and leases commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. We leverage the worldwide platform of GECAS to service our portfolio of leases, allowing our management to focus on executing our growth strategy. Our strategy is to grow our portfolio through acquisitions of aircraft from third parties, such as airlines and financial investors.

The aircraft in our portfolio are modern, operationally efficient passenger and cargo jet aircraft that have long expected remaining useful lives. As at December 31, 2008, the weighted average age of our aircraft was 6.6 years, and the weighted average remaining lease term on our aircraft was 4.5 years. As at December 31, 2008, four of our aircraft were non-revenue generating and on the ground. Our aircraft are subject to net operating leases under which the lessee is responsible for most operational and insurance costs, and 45 of the 50 leases in our portfolio are subject to fixed rental rates. Others have floating rate rentals based on six-month LIBOR. The terms of our leases provide us with a stable source of revenues and cash flows. Our long-term agreements with GECAS enable our management team to focus primarily on pursuing acquisitions of additional aircraft and other aviation assets. Pursuant to such arrangements, GECAS provides us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing rights against lessees.
     We believe we can continue to capitalize on the overall size and growth of the global aircraft market by acquiring and leasing additional aircraft. According to Airline Monitor, between 1998 and 2007, global passenger traffic, measured in revenue passenger miles, increased by 52%, or 4.9% per year. According to data from Ascend, as of December 2008, the current world commercial jet fleet consisted of more than 21,600 aircraft, and Boeing forecasts that the world fleet will reach 35,800 aircraft by 2027. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft instead of owning them outright, and, according to market data, the proportion of the global fleet under operating lease has increased from 17% in 1990 to approximately 30% in recent years and may reach 40% over the next ten years. We believe these industry trends provide a large and growing available pool of aircraft and other aviation assets to acquire and lease in the future.
GECAS, the commercial aircraft financing and leasing businesses of GE Capital, is a leading global player in commercial aircraft leasing and financing, with over 1,800 owned and managed aircraft, 28 offices, and over 270 customers in 78 countries. We believe GECAS’ broad regional presence and industry expertise as the owner and servicer of one of the world’s largest portfolios of commercial aircraft enhance our ability to manage our portfolio effectively, to acquire and lease additional aircraft and to remarket our aircraft when leases expire.
Our Acquisition Strategy
     We pursue acquisitions of additional aircraft and other aviation assets through our relationships with aircraft operators, manufacturers, financial institutions, private investors and third-party lessors and through our business opportunities agreement with GECAS. We may acquire aircraft for lease directly from manufacturers, in the secondary market or pursuant to sale-leaseback transactions with aircraft operators.
     Our management has extensive experience in the aircraft leasing industry and maintains strong relationships with a wide variety of market participants throughout the world. We seek to build a diversified portfolio of aircraft that can be deployed worldwide across a large operator base. Each potential acquisition will be evaluated to determine if it supports our primary objective of growing our distributable cash flow while maintaining desired portfolio characteristics. We expect that key considerations in our decision to purchase an aircraft will include its price, market value, specification/configuration, condition and maintenance history, operating efficiency, lease terms, financial condition and creditworthiness of the lessee, jurisdiction, industry trends, and the potential for future redeployment and conversion into freighter configuration. We believe that careful analysis of these factors will enable us to maintain a diversified portfolio that maximizes our returns and minimizes our risk profile.
     As part of our growth strategy, we have entered into a business opportunities agreement with GECAS which we expect will lead to opportunities to purchase aircraft from third-party sources that GECAS encounters in its global operations, as well as certain aircraft offered directly by GECAS. For a description of this agreement, see Item 10.C. “Additional Information—Material Contracts—Business Opportunities Agreement.”

Competition
     The leasing and remarketing of commercial jet aircraft is highly competitive. As the exclusive servicer of our aircraft, GECAS competes in leasing, re-leasing and selling our aircraft with other aircraft leasing companies, including ILFC, AerCap, Aircastle, Aviation Capital Group, AWAS, Babcock & Brown Aircraft Management, Babcock & Brown Air Limited, BOC Aviation, Boeing Capital, CIT Aerospace, Macquarie Aircraft Leasing and RBS Aviation Capital, among others. We also may encounter competition from other entities that selectively compete with us, including:
•	airlines;

•	aircraft manufacturers;

•	financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices);

•	aircraft brokers;

•	special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft; and

•	public and private partnerships, investors and funds, including private equity and hedge funds.
     Competition for a leasing transaction is based principally upon lease rates, delivery dates, lease terms, reputation, management expertise, aircraft condition, specifications and configuration and the availability of the types of aircraft necessary to meet the needs of the customer. We believe we compete favorably in leasing our aircraft due to the reputation and experience of our management, our access to market opportunities through our servicing agreements with GECAS and our ability to structure lease rates and other lease terms to respond to market dynamics and customer needs. However, some of our competitors have significantly greater resources than we have. In addition, some competing aircraft lessors have a lower overall cost of capital and may provide financial services, maintenance services or other inducements to potential lessees that we cannot provide. Given the financial condition of the airline industry, many airlines have reduced their capacity by eliminating certain aircraft from their fleets. This has resulted in an increase in available aircraft of these eliminated types, a decrease in rental rates for these aircraft and a decrease in market values of these aircraft.
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
     Insurance premiums are generally paid by the lessee, with coverage acknowledged by the broker or carrier. The certificates of insurance contain, among other provisions, a “no co-insurance” clause and a provision prohibiting cancellation or material change without a reasonable period of advance written notice to the insurance broker, who is obligated to give us prompt notice. War and allied perils insurance policies customarily provide seven days advance written notice for cancellation and may be subject to lesser notice under certain market conditions. Furthermore, the insurance is primary and not contributory, and insurance carriers generally are required to waive rights of subrogation against us.
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
     Most of our aircraft are registered in the jurisdictions in which the lessees of our aircraft are certified as air operators. As a result, our aircraft are subject to the airworthiness and other standards imposed by these jurisdictions. Laws affecting the airworthiness of aircraft generally are designed to ensure that all aircraft and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Aircraft manufacturers may also issue their own recommendations in regards to reliability and product improvements.
     Each lessee generally is responsible for complying with all applicable airworthiness directives with respect to its aircraft and is required to maintain the aircraft’s airworthiness. Under certain leases, we have agreed to share with our lessees the cost of implementing certain airworthiness directives (or similar requirements).In addition, if an aircraft is not subject to a lease, we may be forced to bear (or, to induce a prospective lessee to take the aircraft on lease, may have to agree to pay) the cost of compliance with airworthiness directives.
     In addition to these direct cost expenditures, which may be substantial, significant new requirements with respect to noise standards, emission standards and other aspects of our aircraft or their operation could cause the value of our aircraft portfolio to decrease unless embodied. Other regulations may be imposed, from time to time, not only by the jurisdictions in which the aircraft are registered, possibly as part of the airworthiness requirements, but also in other jurisdictions where the aircraft operate. In addition, aviation regulations require aircraft to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair. To the extent that our aircraft are off lease or a lessee defaults in effecting such compliance, we may be required to comply with such requirements at our expense.
C. Organizational Structure
We own our aircraft through five subsidiaries: Genesis Funding, Genesis Acquisition, Genesis Portfolio, Genesis Lease Atlantic Alpha and Westpark 1 Aircraft Leasing. A charitable trust holds interests in Genesis Funding and Genesis Acquisition, with limited voting rights and less than 0.001% of the economic interest in these subsidiaries. Each of these subsidiaries is organized under the laws of Bermuda and is tax resident in Ireland.
As at December 31, 2008, 41 of our aircraft were held in Genesis Funding, 11 in Genesis Portfolio, one in Genesis Lease Atlantic Alpha Limited and one in Westpark 1 Aircraft Leasing Limited.
D. Property, Plants and Equipment
Our Aircraft Portfolio
     Our portfolio consists of 54 aircraft. As at December 31, 2008, 50 of those aircraft are in operation with 34 airlines located in 19 countries. The remaining four aircraft are non-revenue-generating but are subject to contracted lease agreements with two new customers for delivery in the second quarter of 2009. However, one of the customers may not be in a position to take delivery of two of these aircraft. Forty-five of the fifty leases in operation in our portfolio are subject to fixed rental rates. The weighted average remaining lease term of our total portfolio of aircraft is 4.5 years. Our portfolio includes 46 narrow-body aircraft (Boeing 737-400, 500, 700 and 800, Airbus A319-100 and A320-200), four cargo aircraft (Boeing 747-400SF and 767-200PC), two regional jets (ERJ170-100) and two wide-body passenger aircraft (Airbus A330-200 and Boeing 767-300ER). These aircraft are typically compliant with noise (Stage 3) and other environmental standards, relatively fuel efficient and technologically advanced.
In this annual report, all percentages and weighted averages of the aircraft in our portfolio have been calculated using the average of half life appraised values as at December 31, 2008. The average value of those appraised base values of the aircraft in our portfolio (assuming that each aircraft is in half-life condition) is $1.62 billion. The following table presents the aircraft in our portfolio:

Our Portfolio

	Equipment	Airframe
Lessee	Type	Type	Engine Type(1)	Build Date	Percent
ABX Air	767-200PC	Cargo(2)	CF6-80A	November 1984	0.20%
ABX Air	767-200PC	Cargo(3)	CF6-80A	February 1985	0.20%
Air Baltic	737-500	Narrow-body	CFM56-3C1	October 1991	0.50%
Air Berlin	737-700	Narrow-body	CFM56-7B26	November 2001	1.70%
Air Berlin	737-700	Narrow-body	CFM56-7B26	October 2001	1.70%
Air Canada	A319-100	Narrow-body	CFM56-5B6/P	March 2003	1.60%
Air China Cargo	747-400SF	Cargo(4)	PW 4056-3	January 1991	3.50%
Air China Cargo	747-400SF	Cargo(5)	PW 4056-3	August 1991	3.50%
Air Europa	737-800	Narrow-body	CFM56 7B26	November 2005	2.30%
American	737-800	Narrow-body	CFM56-7B27	September 2001	1.90%
American	737-800	Narrow-body	CFM56-7B27	September 2001	1.90%
China Southern	737-800	Narrow-body	CFM56-7B26	November 2005	2.30%
China Southern	737-800	Narrow-body	CFM56-7B26	September 2005	2.30%
El Al	737-800	Narrow-body	CFM56-7B26	February 1999	1.60%
EVA Airways	A330-200	Wide-body	CF6-80E1A3	February 2005	4.50%
Garuda	737-400	Narrow-body	CFM56-3C1	July 1998	0.90%
Germanwings	A319-100	Narrow-body	CFM56-5B6/P	November 1999	1.30%
Germanwings	A319-100	Narrow-body	CFM56-5B6/P	December 1999	1.30%
GOL	737-800	Narrow-body	CFM56-7B27	August 2006	2.40%
GOL	737-800	Narrow-body	CFM56-7B27	August 2006	2.50%
Iberworld	A320-200	Narrow-body	CFM56-5B4/P	March 2002	1.70%
IndiGo	A320-200	Narrow-body	V2527-A5	July 2007	2.50%
IndiGo	A320-200	Narrow-body	V2527-A5	September 2007	2.50%
JAL	B767-300ER	Widebody	CF6-80C2B7F	January 2008	4.70%
KTHY	737-800	Narrow-body	CFM56-7B26	May 2001	1.70%

	Equipment	Airframe
Lessee	Type	Type	Engine Type(1)	Build Date	Percent
Lion Air	737-400	Narrow-body	CFM56-3C1	January 1991	0.60%
LOT	ERJ170-100	Regional Jet	CF34-8E5	April 2004	1.10%
LOT	ERJ170-100	Regional Jet	CF34-8E5	February 2004	1.10%
LTU	A320-200	Narrow-body	CFM56-5B4/P	February 2001	1.60%
LTU	A320-200	Narrow-body	CFM56-5B4/P	May 2001	1.60%
MyTravel	A320-200	Narrow-body	CFM56-5B4/P	January 2003	1.90%
MyTravel	A320-200	Narrow-body	CFM56-5B4/P	February 2003	1.90%
MyTravel	A320-200	Narrow-body	CFM56-5B4/P	February 2003	1.90%
Norwegian Air	737-800	Narrow-body	CFM56-7B26	April 2001	1.80%
PAL	A320-200	Narrow-body	CFM56-5B4/P	December 1998	1.40%
Sichuan Airlines	A320-200	Narrow-body	V2527E-A5	May 2001	1.70%
Skymark	737-800	Narrow-body	CFM56-7B26	December 2005	2.30%
Sun Express	737-800	Narrow-body	CFM56-7B26	March 2001	1.80%
TAM	A320-200	Narrow-body	V2527-A5	September 2001	1.70%
Travel Service	737-800	Narrow-body	CFM56-7B26	April 2000	1.80%
Travel Service	737-800	Narrow-body	CFM56-7B26	June 2001	1.80%
Unidentified(6)	A320-200	Narrow-body	V2527-A5	July 2007	2.50%
Unidentified(6)	A320-200	Narrow-body	V2527-A5	September 2007	2.50%
Unidentified(6)	737-800	Narrow-body	CFM56-7B26	May 2000	1.70%
Unidentified(6)	737-800	Narrow-body	CFM56-7B27	June 2000	1.70%
United	A320-200	Narrow-body	V2527-A5	October 2001	1.70%
United	A320-200	Narrow-body	V2527-A5	September 2001	1.70%
United	A320-200	Narrow-body	V2527-A5	September 2001	1.70%
USA 3000	A320-200	Narrow-body	CFM56-5B4/P	August 2002	1.80%
UEAir	A319-100	Narrow-body	CFM56-5B6/P	January 1999	1.30%
UEAir	A319-100	Narrow-body	CFM56-5B6/P	January 1999	1.30%
VRG	737-700	Narrow-body	CFM56-7B26	November 1999	1.40%
VRG	737-700	Narrow-body	CFM56-7B26	September 1999	1.40%
Vueling	A320-200	Narrow-body	CFM56-5B4/P	February 2005	2.10%

(1)	Engine manufacturer key:

CFM	CFM International

CF34/CF6	General Electric

V	International Aero Engines

PW	Pratt & Whitney

(2)	Converted to cargo in December 2000. However, the aircraft does not have a main deck cargo door installed as the current lessee’s operations as a package carrier do not require such door.

(3)	Converted to cargo in March 2001. However, the aircraft does not have a main deck cargo door installed as the current lessee’s operations as a package carrier do not require such door.

(4)	Converted to cargo in June 2006.

(5)	Converted to cargo in September 2006.

(6)	These aircraft are subject to contracted lease agreements with two new customers for delivery in the second quarter of 2009. However, one of the customers may not be in a position to take delivery of two of these aircraft.

Our portfolio consists of fuel efficient commercial jet aircraft that were manufactured between 1984 and 2008. As at December 31, 2008, the weighted average age of these aircraft was 6.6 years (5.7 years excluding cargo aircraft). The following table presents the composition of our portfolio based on age, as at December 31, 2008:

		Percent of
		Total
		Appraised
Aircraft Age	Number	Value
Passenger
0 to 5 years	15	37.7%
5 to 10 years	31	51.5%
10 to 15 years	2	2.3%
15+ years	2	1.0%
Cargo(1)	4	7.5%

Total	54	100%

(1)	The cargo aircraft were converted from passenger configuration in December 2000, March 2001, June 2006 and September 2006.
The following table presents the years in which the aircraft in our portfolio were manufactured:

(1)	The four cargo aircraft in our portfolio were manufactured in 1984, 1985 and 1991 (two aircraft).

Our portfolio contains eleven different types of airframes, including a variety of narrow-body, wide-body, and cargo airframe configurations. Boeing aircraft account for 52.3% of the portfolio, Airbus aircraft account for 45.5% of the portfolio and Embraer regional jets account for the remaining 2.2% of the portfolio.
Of the eleven different aircraft types contained in our portfolio, six are passenger narrow-body, two are passenger wide-body, one is regional passenger jet, and two are cargo wide-body. Although the Boeing 767-200PC is classified as a cargo wide-body frame, aircraft of this type do not have main deck cargo doors installed because they were converted for use by the current lessee as package carriers. The initial leases of these aircraft provide that if the lessee installs main deck cargo doors on these aircraft, the lessor will contribute an amount equivalent to $1.8 million (as at December 31, 2008) per aircraft, which reflects a portion of the rent designated and deferred for this purpose. Although the lessee may not install such doors, GE has transferred to us the amounts of rent so designated as at the closing of our IPO, and we are obligated to make the applicable required payments to the lessee if it installs such a cargo door on either of these aircraft. Approximately 81.1% of the aircraft in our portfolio are members of the narrow-body Airbus A319, Airbus A320 and Boeing 737 families, all of which enjoy high worldwide demand due to their fuel-efficient design, relatively low maintenance costs, and an increase in customer demand for point-to-point destination service. These aircraft are used on more routes around the world than any other airframe and thus have the largest installed base. As a result, we believe they are easier to lease and market than wide-body jets or other specialized types of aircraft. The table below presents the composition of our portfolio based on airframe type:

		Percent of
		Total
		Appraised
Airframe Type	Number	Value
Passenger narrow-body
A320-200	18	34.2%
737-800	16	31.9%
A319-100	5	6.8%
737-700	4	6.3%
737-400	2	1.4%
737-500	1	0.5%

Total narrow-body	46	81.1%
Passenger wide-body
767-300ER	1	4.7%
A330-200	1	4.5%

Total wide-body	2	9.2%
Regional passenger
ERJ-170-100	2	2.2%

Total regional jet	2	2.2%
Cargo wide-body
747-400SF	2	7.0%
767-200PC(1)	2	0.5%

Total cargo	4	7.5%

Total	54	100%

(1)	These aircraft do not have main deck cargo doors installed as the current lessee’s operations as a package carrier do not require such doors.

The lessees of the aircraft in our portfolio are dispersed across 19 countries. Approximately 32.7% of our portfolio is leased to European carriers, 35.1% to Asian carriers, and 12.7% to North American carriers. Aircraft based in China and the United States comprise 15.8% and 11.0% of our portfolio, respectively. The table below presents the composition of our portfolio based on the geographic location of our lessees:

		Percent of
		Total
		Appraised
Geographic Profile	Number	Value
Europe	20	32.7%
Asia/Pacific	15	35.1%
United States and Canada	9	12.7%
Central and South America and Mexico	5	9.6%
Africa/Middle East	1	1.6%
Undesignated (1)	4	8.3%

Total	54	100.0%

(1)	As at December 31, 2008, four aircraft were non revenue earning and on the ground.
Our Leases
Lease Terms
As at December 31, 2008, the weighted average remaining lease term of our portfolio was 4.5 years. Our lease maturities range from 2009 to 2020. The following table presents the scheduled lease maturities of the aircraft in our portfolio:

(1)	The maturity schedule assumes that neither the lessee nor lessor exercise any extension or early terminations options.

(2)	New long-term lease agreements are in place with new customers for the two leases expiring in 2009.

(3)	As at December 31, 2008, four aircraft were non-revenue generating but subject to contracted lease agreements with two new customers for delivery in the second quarter of 2009. Two of these leases will expire in 2014 and two in 2017. However, one of the customers may not be in a position to take delivery of two of these aircraft.

     Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees have purchase options, termination rights or extension rights. Most lease rentals are payable monthly in advance, but some lease rentals are payable quarterly, in arrears or on an individually negotiated schedule. Of our leases, forty-five have fixed rental rates and five have floating rental rates based on six-month LIBOR. Twenty-nine of our leases also currently require the lessees to pay additional rent amounts, monthly or annually in arrears, based on usage. All leases are on a “net” basis with the lessee generally responsible for all operating expenses, which customarily include maintenance, fuel, crews, airport and navigation charges, taxes, licenses, aircraft registration and insurance premiums.
Most of our leases generally provide that the lessee’s payment obligations are absolute and unconditional under any and all circumstances. Lessees are generally required to make payment without deduction on account of any amounts that we may owe the lessee or any claims that the lessee may have against us. Most of our leases also require lessees to gross up lease payments where they are subject to withholdings and other taxes, including withholdings that arise out of transfers of the aircraft to or by us or due to our corporate structure. In addition, changes in law may result in the imposition of withholding and other taxes and charges that are not reimbursable by the lessee under the lease or that cannot be reimbursed under applicable law. Furthermore, lessees may fail to reimburse us even when obligated under the lease to do so. Our leases generally require lessees to indemnify us for certain other tax liabilities relating to the leases and the aircraft, including, in most cases, value added tax and stamp duties.
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
Purchase Options. Six of the leases in our portfolio provide the lessee with an option to purchase the aircraft during or at the end of the lease term. Purchase options vary with the individual leases and include fixed price options to purchase the aircraft at a set period prior to the expiration of the lease and/or a continuous option to purchase the aircraft upon the occurrence of certain tax indemnity events.
Extension Options. Eleven of our leases give the lessee an option to extend the term of the lease. In addition, one of the leases provides us with an extension option, but the lessee is entitled to buy out our extension option.
Early Termination Rights. Ten of our leases provide the lessees with early termination rights. Early termination rights generally require the lessee to provide sufficient notice of termination to enable us to remarket or otherwise dispose of the aircraft before lease expiration. Early termination may trigger substantial financial penalties payable by the lessee which we believe will reduce the potential that the lessees will terminate early. Certain leases with shorter notice periods permit early termination for obsolescence on 90 days’ notice, but unless we elect otherwise, the affected aircraft will be sold and the lessee is obligated to pay an amount by which the net sales proceeds are less than the then-applicable agreed value.
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
Security Deposits and Letters of Credit. Forty five of our leases provide for cash security deposits and/or letters of credit which may be drawn down in the event that a lessee defaults under any of these leases. These security deposits and/or letters of credit may mitigate losses we may incur while attempting to re-lease the aircraft. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution or other third parties.
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
Our portfolio includes twenty-nine leases pursuant to which we collect additional rent that is determined based on usage of the aircraft measured by hours flown or cycles operated and we are obligated to make contributions to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on additional rent paid by the lessee. Such major planned maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls. We are not obligated to make maintenance contributions under such leases at any time that a lessee default is continuing. We are not obligated to make any maintenance contributions under the remaining twenty-one leases in our portfolio. However, most of these twenty-one leases provide for a lease-end adjustment payment by the lessee or us at the end of the lease based on the usage of the aircraft during the lease and its condition upon return.
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
General. Each aircraft generally must remain in the possession of the applicable lessee and any sublessees of the aircraft generally must be approved by the lessor unless, in some leases, certain conditions are met. Under most of our leases, the lessees may enter into charter or “wet lease” arrangements in respect of the aircraft (i.e., a lease with crew and services provided by the lessor under the lease), provided the lessee does not part with operational control of the aircraft. One of the aircraft is currently subject to a wet lease. Under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators without the lessor’s consent, provided certain conditions are met. We are aware that seven of the aircraft are currently subject to subleases. Our leases also generally permit the lessees to subject the equipment or components to removal or replacement and, in certain cases, to pooling arrangements (temporary borrowing of equipment), without the lessor’s consent but subject to conditions and criteria set forth in the applicable lease. Under our leases, the lessee may deliver possession of the aircraft, engines and other equipment or components to the relevant manufacturer for testing or similar purposes, or to a third party for service, maintenance, repair or other work required or permitted under the lease.
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
     Aircraft Repossessions. If a restructuring is not possible, we may seek to terminate the lease and gain possession of the aircraft for remarketing. Although the majority of repossessions are accomplished through negotiation, if we cannot obtain the lessee’s cooperation we would have to take legal action in the appropriate jurisdiction. This legal process could delay the ultimate return of the aircraft. In addition, in connection with the repossession of an aircraft, we may be required to pay outstanding mechanics, airport, navigation and other liens on the repossessed aircraft. These charges could relate to other aircraft that we do not own but were operated by the lessee. In contested repossessions, we likely would incur substantial additional costs for maintenance, refurbishment and remarketing of the aircraft. We repossessed six aircraft in 2008. Of those aircraft, two were B737-700 aircraft which were redeployed during the year with a new customer. The remaining four aircraft (two A320-200 and two B737-800 aircraft) are subject to contracted lease agreements with two new customers for delivery in the second quarter of 2009. However, one of the customers may not be in a position to take delivery of two of these aircraft.
Lease Management and Remarketing
We outsource our lease management and aircraft remarketing activities to GE Commercial Aviation Services (GECAS), enabling our senior management to focus primarily on sourcing and executing aircraft acquisitions. Pursuant to our servicing agreements with GECAS, GECAS provides us with most services related to leasing our fleet, including marketing aircraft for lease and re-lease or sale, collecting rents and other payments from the lessees of our aircraft, monitoring maintenance, insurance and other obligations under our leases and enforcing our rights against lessees. See Item 10.C. “Additional Information — Material Contracts — Servicing Agreements.”
GECAS, the U.S. and Irish commercial aircraft financing and leasing businesses of GE Capital, is a leading global player in commercial aircraft leasing and financing, with over 1,800 owned and managed aircraft, 28 offices, and over 270 customers in 78 countries. GECAS’ long-term commitment to the aviation industry extends to the development of necessary infrastructure to foster and ensure continued growth and extends further to jet engine financing and aircraft parts solutions We believe GECAS’ broad regional presence and industry expertise as the owner and servicer of one of the world’s largest portfolios of commercial aircraft enhance our ability to manage our portfolio effectively, to acquire and lease additional aircraft and to remarket our aircraft when leases expire.
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
Properties
We lease office space in Shannon, Co. Clare, Ireland. We do not, and do not expect to, incur significant lease expense.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined and consolidated financial statements and related notes included elsewhere in this Annual Report. The combined and consolidated financial statements for each of the three years ended December 31, 2008 have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note” and Item 3.D.“Risk Factors.”
A. Results of Operations
History
     We are Genesis Lease Limited, a Bermuda exempted company incorporated on July 17, 2006 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Our registered office is located at

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Although we are organized under the laws of Bermuda, we are resident in Ireland for Irish tax purposes and thus are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. Our principal executive offices are located at 4450 Atlantic Avenue, Westpark, Shannon, Co Clare, Ireland. Our telephone number at that address is +353 61 233 300.
Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. We leverage the worldwide platform of GECAS to service our portfolio of leases, allowing our management to focus on executing our growth strategy. Our strategy is to grow our portfolio through acquisitions of aircraft from third parties, such as airlines and financial investors.
We acquired our Initial Portfolio of 41 aircraft pursuant to the asset purchase agreement, dated as of December 19, 2006 (the “Closing Date”), between Genesis Funding, GE Capital and certain affiliates of GE that owned the aircraft (or the equity interests therein) on the Closing Date. We paid $1,459.4 million as consideration for the 41 aircraft on the Closing Date.
     Since our IPO, we have increased our portfolio by 13 aircraft from 41 to 54 aircraft. Twelve aircraft were purchased during the year ended December 31, 2007, eight from GECAS affiliates and four from two airlines on a sale and leaseback basis. One further aircraft was purchased from a GE affiliate during the year ended December 31, 2008. As at December 31, 2008, the weighted average age of the aircraft in our portfolio was 6.6 years, and the weighted average remaining lease term of our portfolio was 4.5 years. Fifty of the fifty four aircraft are subject to net operating leases under which the lessee is responsible for most operational, maintenance and insurance costs. The terms of our leases provide us with a stable source of revenues and cash flows.
The table below presents the number of aircraft included in Genesis’s financial statements as at December 31, 2006, 2007 and 2008 and the number of aircraft included in the Predecessor’s financial statements as at December 31, 2004 and 2005.

December 31,	Number of Aircraft
2004	31
2005	37
2006	41
2007	53
2008	54
The combined and consolidated financial statements have been prepared to reflect the combination of the aircraft and their financial position, results of operations and cash flows pursuant to the terms of the asset purchase agreement, entered into between Genesis Funding, GE Capital and certain affiliates of GE that owned the aircraft (or the equity interests therein) at the Closing Date.
The acquisition of our Initial Portfolio was accounted for as a transaction between entities under common control. The transfer of the aircraft from affiliates of GE to us in substance constituted an issuance of subsidiary stock, and as such, the transfer was accounted for at historical cost similar to a transaction between entities under common control. Results for each aircraft in the Initial Portfolio have been included in the combined and consolidated financial statements from the dates that such aircraft came under GE’s ownership and control. “Push down” accounting was not required because no single investor or collaborative group of investors held more than 95% of our outstanding shares upon completion of our IPO. The excess of the amount paid to GE to transfer the Initial Portfolio of 41 aircraft over the net book value has been treated as a reduction in equity (i.e. a special distribution).
     Our historical combined financial statements for periods prior to the completion of our IPO on December 19, 2006, reflect the combination of the aircraft included in our Initial Portfolio and the related leases as owned and operated by affiliates of GE until December 18, 2006. The historical combined financial statements have been prepared on a “carve out” basis derived from GE’s consolidated financial statements. All intercompany transactions have been eliminated in the combined financial statements included herein. Because a direct ownership relationship did not exist among the various GE aircraft-owning entities prior to our IPO, GE’s interest in the predecessor, including intercompany debt, was shown in the combined balance sheet and the statement of shareholders’ equity in the combined financial statements. The historical combined financial statements do not reflect the financial condition, results of operations or cash flows that we would have achieved during the periods presented. GE has not indemnified us for any material misstatements or omissions in the combined financial statements included within this Annual Report.
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
The combined financial statements for all periods prior to the completion of our IPO include allocations of costs for these services based on the cost to GE of providing or procuring such services. The method used to allocate these costs to our aircraft was a multi-step process, whereby the costs were first allocated to GECAS as one of GE’s divisions based on the relative book values of net assets, and then further allocated to our predecessor based on the total number of aircraft owned by our predecessor at a particular time. Costs included in the financial statements for such services provided to our predecessor are included in “Selling, general and administrative expenses.”
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

The following is a discussion of the critical accounting policies and the methods of their application. For a further description of our significant accounting policies, please read note 3 to our combined and consolidated financial statements included at Item 18 of this Annual Report.
Revenue — Rental of Flight Equipment
     Genesis leases flight equipment (also referred to as “aircraft”) under operating leases and records rental income on a straight-line basis over the term of the lease. Rentals received but unearned under the lease agreements are recorded in “Rentals received in advance” on the Balance Sheet and included in other liabilities until earned. In certain cases, leases provide for additional rentals based on usage, which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and is non-refundable. Other leases provide for a lease-end adjustment payment by Genesis or the lessee at the end of the lease based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental of flight equipment. Lease-end adjustment payments made are capitalized in “Flight equipment under operating leases, net” when they relate to planned major maintenance activities or expensed when they relate to light maintenance activities.
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
Flight Equipment under Operating Leases
     Flight equipment under operating leases is recorded at cost less accumulated depreciation and amortization. Costs related to lessee specific modifications are capitalized as part of “Flight equipment under operating leases, net” and amortized over either the term of the lease or the depreciable life of the aircraft depending upon the nature of the improvement. Pre-delivery payments made in advance of purchase of flight equipment are included in “Other assets” and are reclassified to “Flight equipment under operating leases, net” when the asset is delivered. Interest related to pre-delivery deposits on aircraft purchase contracts is capitalized as part of the aircraft cost.
     For planned major maintenance activities, Genesis capitalizes the actual maintenance costs by applying the deferral method in accordance with the Financial Accounting Standards Board (“FASB”) Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. Genesis capitalizes the actual cost of major overhauls, which are depreciated on a straight-line basis over the period until the next overhaul is required.
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
     Flight equipment under operating leases is tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value of an asset, the carrying value of such asset cannot thereafter be increased. Fair value is determined based on current market values received from independent appraisers.
Flight equipment under operating lease includes two aircraft on lease to airlines in Japan in which Genesis and its subsidiaries, in accordance with local laws, hold beneficial interest but not legal title. Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to facilitate the lease to the airlines and to meet Japanese registration requirements, Genesis and its predecessor (the “Acquirers”), with the cooperation of the airlines and in accordance with the terms of sales agreements, sold title to these aircraft to two Japanese entities that are owned and managed by a Japanese corporation. However, beneficial ownership of the aircraft is effectively held by wholly owned subsidiaries of Genesis. Concurrently with such sale, the Acquirers and the Japanese entities entered into a conditional sale agreement whereby the Acquirers repurchased the aircraft from the entities. The Acquirers have paid the entire repurchase price under the conditional sale agreements except one remaining installment in the amount of one U.S. dollar. Under the conditional sales agreements, Genesis effectively holds the beneficial ownership interest of the aircraft, including all of the risks and rewards of ownership.
     Because Genesis has not relinquished control over the aircraft upon transfer of the aircraft’s title to the Japanese entities, as evidenced by the one dollar purchase option in the conditional sale agreements which is exercisable at any time, and has retained all of the risks and rewards of ownership of the aircraft, Genesis has not recognized either of these transactions as a sale for accounting purposes and continue to recognize the aircraft as “Flight equipment under operating lease” in the financial statements.
Business Combinations and Goodwill
     The acquisition of an aircraft under a business combination is accounted for using the purchase method in accordance with SFAS 141, Business Combinations. Genesis applies the purchase price of aircraft acquired to the fair value of assets acquired and liabilities assumed by major balance sheet caption, including identifiable intangible assets and liabilities, as at the acquisition date. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of

SFAS No. 142, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.
     During the years ended December 31, 2007 and 2008, Genesis did not record any goodwill on acquisition of flight equipment accounted for as business combinations, as the purchase price paid reflected the fair value of the tangible and intangible assets acquired and liabilities assumed.
     In accounting for flight equipment acquired under a business combination, management makes estimates of the fair value of the attached leases separate from the fair value of the underlying aircraft. Determining the fair value of attached leases requires us to make assumptions regarding the current fair value of leases attaching to specific aircraft. Management estimates a range of fair values of similar aircraft in order to determine if the attached lease is within a fair value range. If a lease is above market terms, the present value of the estimated amount above the fair value range is calculated over the remaining contractual lease term of the lease. Any resulting lease premium assets are amortized on a straight line basis as a reduction of rental income over the remaining useful life of the lease. If a lease is below market terms, the present value of the estimated amount below the fair value range is calculated over the remaining contractual lease term of the lease. Related assets and liabilities representing such values are reported in Other assets and Other liabilities, respectively. Any resulting lease discounts are amortized as an addition to rental income over the remaining useful life of the lease. Genesis considers lease renewals on a lease by lease basis.
Maintenance Expense
     Genesis records a charge for light maintenance expense when incurred in “Maintenance expense” on the Statement of Income. These light maintenance costs relate primarily to those incurred in the re-leasing of aircraft and during the transition between leases. For planned major maintenance activities, Genesis capitalizes and depreciates the actual costs by applying the deferral method. These amounts capitalized are included in “Flight Equipment under operating leases, net” and are depreciated over the period until the next overhaul is required. During the year ended December 31, 2008, and as part of on-going periodic reviews, Genesis revised its estimate of the intervals to the next overhaul.
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

     Beginning with the adoption of FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), as at January 1 2007, Genesis recognizes the effect of income tax positions only if those positions are more likely than not of being “sustained”. FIN 48 requires that the company measure the benefit using a “cumulative probability” analysis, and requires the measurement to be based on management’s best judgment about the amount the taxpayer would accept to settle the issue. Recognized income tax positions are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in a period in which the change occurs. Prior to the adoption of FIN 48, Genesis recognized the effect of income tax positions only if such positions were probable of being sustained.
     Genesis’s accounting policy for recording interest and penalties associated with the liability for unrecognized tax benefits is to record such items as a component of other expenses.
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
Derivative financial instruments
     Genesis has entered into derivative instruments to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for its portfolio of aircraft and also to hedge against the variability in the U.S. dollar to Euro foreign exchange rates. Genesis accounts for derivative instruments in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. In accordance with SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the credit rating and risk attaching to the counterparty of the derivative contracts. When cash flow hedge accounting treatment is achieved under SFAS 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income, and the ineffective portion is recognized immediately in income. Changes in fair value related to the effective portion of the derivatives are reclassified out of accumulated other comprehensive income into income for any ineffective portion of the derivative contract which is calculated at each quarter end. Amounts reflected in accumulated other comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of forward foreign exchange contracts are recognized immediately in income.

Results of Operations
The following table reflects the combined and consolidated Statement of Income for the year ended December 31, 2006, and the consolidated Statement of Income for the years ended December 31, 2007 and 2008. The combined and consolidated results do not purport to reflect the results that would have been obtained had the IPO occurred at the beginning of 2006.

	Combined
	and
	Consolidated	Consolidated	Consolidated
	Years Ended December 31,
	2006	2007	2008
	(USD in thousands, except share and per share data)
Revenues
Rental of Flight Equipment	$153,187	$181,333	$215,985
Other income	—	6,771	8,045

Total revenue	153,187	188,104	224,030

Expenses
Depreciation	51,398	62,259	78,690
Interest	46,026	55,236	70,971
Maintenance expense	2,327	1,073	3,344
Selling, general and administrative	7,312	20,991	23,884
Other expenses	—	3,337	—

Total operating expenses	107,063	142,896	176,889

Income Before Taxes	46,124	45,208	47,141
Provision for income taxes	17,367	6,053	6,224

Net Income	$28,757	$39,155	$40,917

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
     The number of aircraft in our fleet increased from 53 as at December 31, 2007 to 54 as at December 31, 2008.
     Rental revenues were $216.0 million for the year ended December 31, 2008, which increased by 19.1% from $181.3 million for the year ended December 31, 2007. This increase was primarily due to (1) the acquisition of additional aircraft during 2007 that generated $32.0 million of additional rental revenues (2) the acquisition of an aircraft in 2008 that generated additional rental revenues of $3.7 million, offset by (1) a net reduction in revenues of $0.4 million related to lease defaults during 2008 and (2) a reduction of $0.6 million due to reduced LIBOR rates in respect of floating leases.
     Other income was $8.0 million for the year ended December 31, 2008, compared to $6.8 million for the year ended December 31, 2007. The increase in other income was primarily due to the gain of $6.0 million on the repurchase of debt securities, offset by a reduction in interest income of $4.8 million due to lower cash balances and a decrease in interest rates. During the year ended December 31, 2008, we repurchased $13.5 million aggregate principal amount of securitization notes for a total price of $7.5 million. The purchases resulted in the recognition of a realized gain of $6.0 million for the year ended December 31, 2008.
     Depreciation of flight equipment was $78.7 million for the year ended December 31, 2008, which increased by 26.4% from $62.3 million for the year ended December 31, 2007. This increase was primarily due to (1) an increase of $12.0 million from the acquisition of additional aircraft (2) a charge of $1.1 million related to the write-off of lessee-specific capital improvements following a lease termination, and (3) an increase of $3.3 million primarily related to the amortization of capitalized major maintenance. During the three months ended March 31, 2008, and as part of on-going periodic reviews, we revised our estimate of the intervals to the next overhaul. The effects of this change in accounting estimate on our financial statements for the year ended December 31, 2008, is as follows:

Increase in:
Net income	$3.0 million
Earnings per share	$0.08
     Interest expense was $71.0 million for the year ended December 31, 2008, which increased by 28.5% from $55.2 million for the year ended December 31, 2007. This increase was primarily due to (1) $13.2 million of interest expense associated with the financing of additional aircraft acquired in 2007 and 2008, and (2) a $2.5 million increase in the amortization of deferred financing costs and commitment fees in connection with new debt and our exercise of the option to increase the availability under Genesis Acquisition’s revolving credit facility.
     Maintenance expense was $3.3 million for the year ended December 31, 2008, which increased by 211.6% from $1.0 million for the year ended December 31, 2007. Maintenance expense primarily reflects costs associated with the repossession and re-marketing of aircraft subject to lease terminations during 2008 offset by the recognition of security in accordance with those leases. During 2008, a total of six leases were terminated while in 2007 there were no defaults.
     Selling, general and administrative expenses were $23.9 million for the year ended December 31, 2008, which increased by 13.8% from $21.0 million for the year ended December 31, 2007. This increase was due to (1) increased personnel costs of $0.5 million reflecting the increased costs associated with additional hires in 2008 (2) $0.9 million in increased servicer fees due to additional aircraft acquired and (3) a $1.5 million increase in other expenses.
     Provision for income taxes was $6.2 million reflecting an actual tax rate of 13.2% for the year ended December 31, 2008, compared to a charge of $6.1 million reflecting an actual tax rate of 13.4% for the year ended December 31, 2007.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     The number of aircraft in our fleet increased from 41 as at December 31, 2006 to 53 as at December 31, 2007.
     Rental revenues were $181.3 million for the year ended December 31, 2007, which increased 18.4% from $153.2 million for the year end December 31, 2006. This increase was primarily due to (1) the purchase of four aircraft in 2006 that generated an additional $13.3 million of revenue during the year ended December 31, 2007 and (2) the purchase of 12 aircraft in 2007 that generated additional revenue of $15.8 million during the year ended December 31, 2007.
     Other income was $6.8 million for the year ended December 31, 2007 compared to nil for the year ended December 31, 2006. The increase was due to interest income generated on cash investments.
     Depreciation of flight equipment was $62.3 million for the year ended December 31, 2007 which increased by 21.1% from $51.4 million for the year ended December 31, 2006. This increase was due primarily to (1) additional depreciation of $4.6 million on the four aircraft acquired during the year ended December 31, 2006, (2) additional depreciation of $4.6 million on the 12 aircraft during the year ended December 31, 2007 and (3) additional depreciation related to capitalized maintenance for the year ended December 31, 2007.
     Interest expense was $55.2 million for the year ended December 31, 2007, which increased by 20.0% from $46.0 million for the year ended December 31, 2006. The predecessor’s condensed combined financial statements for the year ended December 31, 2006 include an allocation from GE of interest expense of $44.5 million. On December 19, 2006, Genesis issued $810 million of aircraft lease-backed notes as part of a securitization transaction. The interest expense of $55.2 million for the year ended December 31, 2007 includes the amortization of financing costs of $3.9 million and reflects the costs associated with borrowings under the securitization notes and the revolving credit facility.
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
B. Liquidity and Capital Resources
Our Cash Flows
Year Ended December 31, 2008 compared to Year Ended December 31, 2007
     Cash flows from operations were $120.4 million for the year ended December 31, 2008, compared with $118.7 million for the year ended December 31, 2007. The increase was primarily the result of $7.1 million of increased cash flows from leasing activities offset by an increase of $5.4 million in restricted cash during the year ended December 31, 2008.
     Cash flows from investing activities relate primarily to the purchase of fixed assets, purchase of aircraft, capitalized major maintenance events on the aircraft and the designation of certain restricted cash balances. Cash used in investing activities in the year ended December 31, 2008, was $98.3 million compared with $405.6 million for the same period in 2007. The decrease in cash used in investing activities was primarily due to lower acquisitions of aircraft, offset by an increase in capitalized major maintenance costs and an increase in restricted cash balances for the year ended December 31, 2008.
     Cash flows from financing activities relate primarily to the proceeds from issuance of common shares, proceeds from financings and the payment of dividends. Cash provided by financing activities for the year ended December 31, 2008 was $8.0 million relating primarily to proceeds from borrowings of $338.0 million, offset by (1) amounts repaid on Genesis Acquisition’s revolving credit facility and other debt financings of $247.1 million, (2) payments of $15.3 million for financing costs associated with borrowings, (3) the payment of $54.5 million in dividends, (4) payments of $5.6 million for share repurchases, and (5) payments of $7.5 million for the repurchase of the securitization notes. Cash provided by financing activities for the year ended December 31, 2007 was $290.2 million relating to (1) the proceeds of the sale of common shares in connection with the underwriters’ exercise of the over-allotment option and the concurrent private placement to GE and (2) borrowings under our revolving credit facility, offset by a the payment of $53.0 million in dividends.
Year Ended December 31, 2007 compared to Year Ended December 31, 2006
Cash flows generated from operations were $118.7 million for the year ended December 31, 2007 compared with $89.5 million for the year ended December 31, 2006. The increase in operating cash flows in 2007 compared with 2006 was primarily the result of (1) $14.2 million of increased cash flows from leasing activities, (2) $1.6 million of lower cash taxes paid than in 2006 and (3) a decrease of $13.4 million in restricted cash in the year ended December 31, 2007.
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
Fair Value Measurement
     We have entered into interest rate swaps to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for our portfolio of aircraft and also to hedge against the variability in the U.S. dollar to Euro foreign exchange rates.
     All derivatives are recognized on the balance sheet at their fair value. Genesis determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value may depend on the credit rating and risk attaching to the counterparty of the derivative contracts.
     Our policy is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy of SFAS No. 157, Fair Value Measurements (“SFAS 157”). The fair values determined by Genesis are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow fair value to be determined. Due to the prevailing market conditions, Genesis applied additional inputs to the fair value determination in the form of credit spreads, credit default swaps and an assessment of the probability of its own non-performance and of default by either of the swap counterparties.
     The fair value of derivatives was $(87.0) million as at December 31, 2008, which increased 168.9% from $(32.4) million as at December 31, 2007. No gains or losses were recognized in income in respect of changes in the credit risk associated with those derivatives.

Our Future Sources of Liquidity
We operate in a capital-intensive industry. We expect to fund our capital needs from retained cash flow and debt and equity financing, including borrowings under our $1 billion revolving credit facility (described below).
On September 19, 2008, Genesis Portfolio entered into a 7-year, $241.0 million term loan facility with a syndicate of lenders. Proceeds from the facility were used to refinance the 11 Airbus A320 family and Boeing 737 aircraft that had been financed under our revolving credit facility, thereby restoring capacity under the revolver to $1 billion. As at December 31, 2008, Genesis had no borrowings under the revolving credit facility.
On October 5, 2008, Genesis Acquisition exercised its option to increase the total commitment amount under the revolving credit facility to $1 billion. The exercise of the option resulted in the payment of a fee of 1.25% of $750 million or $9.4 million, which will be amortized over the remaining life of the facility.
Our short-term liquidity needs include working capital for operations associated with our aircraft and cash to pay dividends to our shareholders. We expect that cash on hand, cash flow provided by operations and the availability of borrowings under our liquidity facility (described below) will satisfy our short-term liquidity needs with respect to our business. Our sole source of operating cash flows is currently from distributions and interest payments made to us by our subsidiaries, through which we hold all of the aircraft in our portfolio. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing the securitization, our senior secured revolving credit facility and other debt facilities described below.
Our liquidity needs also include the financing of acquisitions of additional aircraft and other aviation assets that we expect will drive our growth. We plan to finance acquisitions through cash generated by the business, borrowings under our revolving credit facility and additional debt and equity issuances.
All of our principal debt facilities have financial covenants. If we are unable to comply with these covenants, then the amounts outstanding under these facilities may become immediately due and payable, cash generated by our subsidiaries may be unavailable to us and/or we may be unable to draw additional amounts under these facilities. The Initial Portfolio financed by Genesis Funding’s securitization requires that Genesis Funding maintain a debt service coverage ratio from November 2009 through November 2011 above the threshold specified under this financing. If lessees of the aircraft held by Genesis Funding default under their leases, then Genesis Funding may be unable to comply with this covenant and all available cashflow from the Initial Portfolio will be applied to the repayment of the securitization notes. Genesis Portfolio’s term loan facility requires that Genesis Portfolio maintain a loan-to-value ratio (tested annually) below the threshold specified in the facility. If aircraft values decline, then Genesis Portfolio may be unable to comply with this covenant and would be required to prepay outstanding borrowings to restore compliance with this covenant; otherwise, the amounts outstanding under the term loan facility would become immediately due and payable. Genesis Acquisition’s revolving credit facility requires that Genesis Acquisition maintain minimum ratios of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense and a loan-to-value ratio (tested semi-annually) below the threshold specified in the revolving credit facility in respect of any aircraft financed through the revolving credit facility. As at December 31, 2008 there were no aircraft financed through Genesis Acquisition’s revolving credit facility. However to the extent aircraft are financed in the future and subsequently aircraft values decline and/or if lessees default under their leases, then Genesis

Acquisition may be unable to comply with the covenants and could lose the ability to make further borrowings under the revolving credit facility. The events that could cause our subsidiaries not to be in compliance with their financial covenants — such as a decline in aircraft values or lessee defaults — may be beyond our control, but they nevertheless could have a substantial adverse impact on the amount of our cash flow available to fund working capital, make capital expenditures and satisfy other needs, including payments of dividends to shareholders.
In addition, our ability to execute our business strategy to acquire additional aircraft and other aviation assets depends to a significant degree on our ability to access debt and equity capital markets. Our access to these markets will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. If we are unable to raise funds through debt and equity capital markets on terms that are acceptable to us, then we may be unable to implement our growth strategy of making acquisitions of additional aircraft.
Capital Expenditures
     Twelve aircraft were purchased during the year ended December 31, 2007, eight from GECAS affiliates and four from two airlines on a sale and leaseback basis. All of these aircraft were delivered to Genesis before December 31, 2007. One further aircraft was purchased from a GE affiliate during the year ended December 31, 2008. This aircraft was delivered to Genesis in June 2008.
     The acquisition has been treated as a purchase in conformity with Statement Financial Accounting Standard SFAS 141, Business Combinations. In connection with the acquisition, the assets and liabilities relating to the delivered aircraft were stated at fair value upon their respective acquisition dates. In addition to acquisitions of additional aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As at December 31, 2008, the weighted average age of the aircraft in our portfolio was 6.6 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.
Maintenance
Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft, we may agree to contribute specific additional amounts to the cost of certain planned major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.
Our portfolio includes twenty nine leases pursuant to which we collect additional rent that is determined based on usage of the aircraft measured by hours flown or cycles operated and we are obligated to make contributions to the lessee for expenses incurred for certain planned major maintenance, including amounts typically determined based on additional rent paid by the lessee. Such planned major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under such leases at any time that a lessee default is continuing. While the costs of future planned major maintenance is difficult to forecast, maintenance contributions in 2009 are expected to be considerably higher than in 2008 due to the timing of the required maintenance contributions on these 29 aircraft.

Under the remaining 21 leases in our portfolio, we are not obligated to make any maintenance contributions. However, these 21 leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return. Most such payments are likely to be made by the lessee to us, although contributions may be required to be made by us for certain planned major maintenance activities.
Seasonality
Our aircraft are leased under long-term contracts and are not subject to the effect of seasonal variation in demand.
Securitization
     Concurrently with the completion of our IPO, Genesis Funding completed a securitization transaction that generated net proceeds of approximately $794.3 million after deducting initial purchasers’ discounts and fees. Under the terms of the securitization, a single class of notes were initially issued by Genesis Funding. The notes are direct obligations of Genesis Funding and are not obligations of, or guaranteed by, GE, any of its affiliates or Genesis Lease Limited. The proceeds from the sale of the notes, together with the proceeds from the IPO and the private placement of shares to GE, less certain expenses related to the securitization and the IPO and a cash balance that we retained, were used by Genesis Funding to finance the acquisition of the Initial Portfolio of 41 aircraft.
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
     The notes initially were rated Aaa and AAA by Moody’s Investors Service, Inc., or Moody’s, and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or S&P, respectively. This rating was based on FGIC’s rating. FGIC has suffered significant downgrades of its ratings since the issuance of the notes and is currently rated Ca and CC by Moody’s and S&P, respectively. As a result, Moody’s and S&P have published stand-alone ratings of the notes of A3 and A-, respectively
     The notes were issued pursuant to the terms of a trust indenture, dated December 19, 2006, the date of the completion of the IPO, among Genesis Funding, a cash manager, a trustee, an operating bank, a liquidity facility provider and a policy provider.
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
Payment Terms
     Interest on the notes are due and payable on a monthly basis. Scheduled monthly principal payments on the notes commence on December 2009, subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, if the notes are not refinanced, cash flow generally will not be available to us for the payment of dividends because principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively, after December 19, 2011, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the service providers (including GECAS as servicer and us in our role as manager), the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.
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
Collateral
     The notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Genesis Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with GECAS, the initial liquidity facility provider, hedge counterparties and the policy provider. The notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland.
Certain Covenants
     Genesis Funding is subject to certain operating covenants including relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below. GECAS has agreed to use commercially reasonable efforts to perform its services pursuant to the servicing agreement for our Initial Portfolio, subject to certain provisions of the indenture as they relate to the services provided by GECAS thereunder. As at December 31, 2008, Genesis Funding is in compliance with the terms of the covenants under the indenture.
Liquidity Facility
Genesis Funding and Calyon are parties to a revolving credit facility, which is referred to as the liquidity facility. The aggregate amount available under the liquidity facility is $75 million, $60 million of which may be drawn to cover certain expenses of Genesis Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture and the remaining $15 million of which is available for three years from the completion of the IPO to cover any shortfalls in the separate account set aside for overhauls and certain parts replacements. Genesis Funding is required to reimburse the provider of the liquidity facility for the amount of such drawing plus accrued interest from funds available as specified in the indenture. Any amounts under the liquidity facility advanced for overhauls and replacements remaining outstanding after the third anniversary of the IPO will be due in an amount equal to $625,000 per month. Upon the occurrence of certain events, including a downgrade of the provider of the liquidity facility below a certain ratings threshold, the liquidity facility will be drawn in full, and such drawings will be available for the same purposes as drawings under the liquidity facility.
     Drawings under the liquidity facility bear interest at one-month LIBOR plus a spread of 120 basis points. Genesis Funding paid an upfront fee of $450,000 on December 19, 2006 and will pay an annual commitment fee of 60 basis points on each payment date. As at December 31, 2008, Genesis Funding had drawn down $5.0 million under the liquidity facility.
Term Loan Facilities
     During 2008, Genesis secured new term loans in the aggregate amount of $92 million to finance the acquisition of a Boeing 767-300ER aircraft and to leverage an Airbus A320-200 aircraft that Genesis acquired during 2007. These loans bear interest at a fixed and floating rate (based on LIBOR plus a margin), respectively, are secured with the underlying aircraft and mature in 2018 and 2019. The loans are subject to certain covenants, with which we are in compliance with as at December 31, 2008.
     During 2008, Genesis Portfolio also entered into a 7-year, $241.0 million term loan facility with a syndicate of lenders. The term loan facility was drawn down in one tranche on September 19, 2008. Proceeds from the drawdown were used to refinance the 11 Airbus A320 family and Boeing 737 aircraft that previously had been owned by Genesis Acquisition and financed through Genesis Acquisition’s revolving credit facility.
     The principal terms of Genesis Portfolio’s term loan facility are as follows:
     Fees. An up-front fee equal to 1.1% of the facility amount of $241.0 million and an upfront administration fee of $0.4 million was payable upon entry into the facility. In addition, an agency fee of $55,000 is payable annually.
     Interest Rate. Borrowings under the facility bear interest at LIBOR plus an applicable margin of 1.75% per annum. Under certain circumstances, when LIBOR may not be representative of the wholesale bank cost of funds or be available as a reference rate, the facility includes provisions for the negotiation of another basis for the calculation of the interest rate, which requires the prior consent of all parties to the facility.
     Maturity Date; Payment Terms. Borrowings under the facility are required to be repaid in monthly installments of principal and interest with the balance payable as a balloon payment of $125.0 million at maturity in September 2015.
     Prepayment. Genesis Portfolio has the right to prepay any amounts outstanding under the facility on any monthly repayment date. There is a prepayment penalty of 2% of the prepayment amount in the first year and a 1% prepayment penalty in the second year. There are no prepayment penalties thereafter. In addition, Genesis Portfolio will be required to make partial prepayments of borrowings under the facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the facility.
     Guarantee. Genesis Lease Limited has guaranteed all payments of principal and interest owed under the facility.
     Collateral. Borrowings under the facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of Genesis Lease Limited in Genesis Portfolio and in each of its aircraft-owning subsidiaries, (2) leases of the aircraft financed under the facility and mortgages over the aircraft themselves, (3) Genesis Portfolio interests in the Servicing Agreement in place with GECAS under which those leases are serviced, and (4) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease. In addition, Genesis Portfolio is required to hold $5.0 million on deposit in a liquidity reserve account.
     Covenants. Genesis Portfolio is subject to certain operating covenants including some relating to the maintenance, registration and insurance of the aircraft as set forth in the facility and associated deed of proceeds and priorities (the “DPP”). The DPP and the facility also contain certain conditions and constraints which relate to the servicing and management of the aircraft financed through the facility, including covenants relating to the disposition of aircraft, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft. In addition, Genesis Portfolio is subject to annual loan-to-value tests of 75% for the first four years and of 70% thereafter based on its maintenance adjusted current market value on each anniversary of the first drawdown. Genesis Portfolio is in compliance with all covenants as at December 31, 2008.
Revolving Credit Facility
     On April 5, 2007, Genesis Acquisition entered into a $1 billion senior secured revolving credit facility with a syndicate of lenders. The revolving credit facility provides funding for 65.0-72.5% (depending on aircraft type) of the agreed value of the aircraft that Genesis Acquisition may acquire.
     In connection with the closing of the revolving credit facility, GECAS refunded fees and related expenses of $7.2 million initially borne by Genesis Acquisition. Genesis recorded this amount as deferred financing costs with an offsetting credit to Additional paid in capital. An amount of $3.2 million was amortized for the year ended December 31, 2007 with a further $2.0 million amortized in the year ended December 31, 2008.
     On October 5, 2008, Genesis Acquisition exercised its option to increase the total commitment amount under the revolving credit facility to $1 billion. The exercise of the option resulted in the payment of $9.4 million, which will be amortized into interest expense over the remaining expected life of the revolving credit facility. An amount of $0.7 million was amortized in the year ended December 31, 2008.
     On September 19, 2008, Genesis secured a new $241.0 million debt facility, the proceeds of which were used to refinance Genesis Acquisition’s borrowings under the revolving credit facility. Following the refinancing, Genesis Acquisition owned no aircraft and had no borrowings outstanding under the credit facility. Some of the lenders under the revolving credit facility took the position that because Genesis Acquisition generated no income from aircraft leasing activities during the fourth quarter of 2008, it was unable to comply with an obligation to maintain a minimum ratio of EBITDA to interest expense. Genesis believed that such test should not apply under these circumstances, and in any event, to the extent any non-compliance did exist, Genesis firmly believed that it had cured such non-compliance pursuant to the terms of the revolving credit facility. On March 3, 2009, to overcome the difference of opinion and to clarify the future application of the EBITDA to interest expense test, Genesis Acquisition entered into an amendment which resulted in an increase in the commitment fees and interest rate under the revolving credit facility. A fee of $0.8 million was paid on March 3, 2009 to the lenders in connection with the amendment.
     Following this amendment, the principal terms of the revolving credit facility are as follows:
     Commitment fees. Commitment fees of 0.375% per annum initially were payable quarterly in arrears on the unused amount of the revolving credit facility. Following the amendment, the commitment fees increased to 0.50% per annum from March, 3, 2009, and to the extent borrowings under the revolving credit facility are less than $200.0 million on September 30, 2009, the commitment fees will increase to 0.75% from September 30, 2009.
     Interest Rate. Borrowings under the revolving credit facility bear interest at one- or three-month LIBOR plus an applicable margin. Following the amendment, the applicable margin during the revolving period increased from 1.50% — 1.75% to 2.50% — 2.75% from March 3, 2009 (the range depends on Genesis Acquisition’s portfolio composition and the principal amount outstanding under the revolving credit facility). The margin remains at 2.75% during the term loan period from April 5, 2010 to April 4, 2012 (if Genesis Acquisition exercises its option to convert the revolving credit facility to a term loan).
     Maturity Date. The commitments under the revolving credit facility are available until April 2010, at which time Genesis Acquisition will have the option to convert any outstanding amount under the revolving credit facility to a term loan with a two-year maturity to April 4, 2012. If Genesis Acquisition does not exercise this option, then the outstanding amount under the revolving credit facility at such time will be due on such date.
     Prepayment. Genesis Acquisition has the right to prepay any amounts outstanding under the revolving credit facility or to reduce the commitment thereunder. In addition, Genesis Acquisition will be required to make partial prepayments of borrowings under the revolving credit facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the revolving credit facility, or if the aggregate amount of the loans outstanding under the revolving credit facility exceeds the borrowing base (as defined in the revolving credit facility), including as a result of a decrease in the value of an aircraft financed with borrowings thereunder as determined by mandatory periodic appraisals.
     Collateral. Pursuant to a security trust agreement, dated as of April 5, 2007, among Genesis Acquisition, certain affiliates of Genesis Acquisition, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank, borrowings under the revolving credit facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the revolving credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the revolving credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and (5) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease.

     Covenants. Genesis Acquisition is subject to certain operating covenants including some relating to the maintenance, registration and insurance of the aircraft as set forth in the revolving credit facility. The revolving credit facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft whose acquisition is financed through the revolving credit facility, including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft, capital expenditures and the weighted average age of Genesis Acquisition’s aircraft portfolio. In addition, the revolving credit facility contains a requirement that the ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the revolving credit facility. Genesis Acquisition is in compliance with all covenants as at December 31, 2008. As disclosed in this Annual Report on Form 20-F, a difference of opinion arose between Genesis Acquisition and some of the lenders under the revolving credit facility with respect to Genesis Acquisition’s obligation to maintain a minimum ratio of EBITDA to interest expense. To overcome the difference of opinion and to clarify the future application of the EBITDA to interest expense test, Genesis Acquisition has agreed to the amendment to the revolving credit facility described herein.
C. Research and Development
Not applicable.
D. Trend Information
     Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. The following trends in the aircraft finance and leasing industries will have an impact on our ability to implement this growth strategy:
•	General economic conditions. The long-term demand for air travel is expected to continue to grow. Although the record fuel prices seen in 2008 have materially abated, the extreme dislocation in the financial markets has continued into 2009 and a number of major economies have entered recession. These developments contributed to a number of airline bankruptcies, particularly in the United States and in Europe. While we are not immune to these developments, we are positioned to address many of these challenges given our focus on maintaining a young, modern, fuel efficient portfolio of aircraft, a well diversified global customer base, long term leases and with GECAS as our servicer. Nevertheless, the aircraft industry continues to be subject to demand shifts, and any downturn in discretionary business or consumer spending could have a significant impact on air traffic and aircraft demand.

•	Large and growing commercial aircraft fleet to meet global demand. The ongoing trend towards growth in air travel is expected to be adversely affected in the short to medium term as a result of reduced global economic growth expectations. We do not know how long this economic downturn may prevail. Nevertheless, over the long term, we expect that economic development in emerging markets, competitive pricing resulting from the continued growth of low-cost carriers and relaxation of regulatory constraints will continue to drive further increases in air travel and aircraft demand. Boeing has forecasted that by 2027 the fleet will reach 35,800 aircraft, of which 31,910 will be mainline passenger jets with 90 passenger seats or more. Airbus has estimated that the commercial jet aircraft fleet will increase to 37,774 aircraft by 2026, of which 28,534 will be mainline passenger jets of more than 100 seats. In dollar terms, the current global fleet has an estimated value of $350 billion and is estimated to grow by at least $40 billion per year for the next 20 years.

•	Continued growth in aircraft leasing with significant consolidation opportunities. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft. According to market data, the proportion of the global fleet under operating lease has increased from 17% in 1990 to approximately 30% in recent years. Lessors are major providers of liquidity for used aircraft and provide airlines with a valuable method of fleet management through the use of operating leases, financial leases and sale/leaseback transactions. The two largest lessors, GECAS and ILFC, own or manage approximately a combined 41% of the leased aircraft lessor portfolio, while seven other lessors each controls between 3% and 5% of the lessor market. Beyond that, the operating lessor market is quite fragmented. We expect that leased aircraft will continue to comprise an increasing percentage of total commercial aircraft. However, there may be some short term volatility given the current credit environment and uncertain economic outlook. In addition, prospective ownership changes of certain aircraft lessors, including ILFC, may have an impact on aircraft lease values and values, as well as the aircraft financing market. It is also quite possible that, given the fragmented nature of the lessor market, consolidation of some of these companies could occur.

•	Aircraft values and lease rates. For a number of aircraft types, particularly the Boeing 737 Next Generation and the Airbus A320 family of aircraft, supply in recent years has been limited up until 2008. However, the airline industry has been subject to cyclical demand patterns and the current economic downturn could lead to a reduction in lease rates and asset values. With the recent airline bankruptcies, some newer Boeing 737 and Airbus A320 family equipment have become available and as a result lease rates and asset values for these types may suffer some short-term decline. Meanwhile, older Boeing 737 Classic aircraft (-300, -400 & -500 series) have also become available, and we expect the lease rates and values on these types may suffer a decline for longer than the short term. Classic aircraft represent 1.9% of our total portfolio. Demand for larger aircraft types, such as newer examples of the 767-300ER and A330 continues but in the medium-term face market risks due to the emergence of newer technology and more fuel-efficient aircraft, such as the Boeing 787 and the Airbus A350.

•	Access to capital markets. Our liquidity needs include financings to acquire additional aircraft and other aviation assets to drive our growth. We plan to finance acquisitions through borrowings under our revolving credit facility and other sources including through additional debt and equity issuances. Our ability to execute our business strategy to acquire these additional aviation assets depends to a significant degree on our ability to access debt and equity capital markets. Our access to these markets will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our existing debt agreements, industry and market trends, the availability of capital and relative attractiveness of alternative investments. If we are unable to raise funds through debt and equity capital markets on terms that are acceptable to us, then we may be unable to implement our growth strategy of making acquisitions of additional aircraft that are accretive to cash flow.
E. Off-Balance Sheet Arrangements
Not applicable.
F. Contractual Obligations
Our long-term contractual obligations as at December 31, 2008, consist of the following:

	Year Ended
	2009	2010	2011	2012	2013	Thereafter	Total
Principal payments under securitization notes (1)	$1,000	$12,000	$14,615	$70,206	$68,351	$630,328	$796,500
Interest payments under securitization notes (2)	45,266	45,321	45,388	—	—	—	135,975
Principal payments under debt facilities (3)	24,893	20,746	21,639	22,551	23,553	218,511	331,893
Interest payments under debt facilities (4)	18,074	16,569	12,502	9,702	3,059	9,906	69,812
Commitment fees payable under credit facility (5)	5,497	1,979	—	—	—	—	7,476
Fixed payments to GECAS under our servicing agreements (6)	2,305	2,305	2,305	2,305	2,305	18,436	29,961

Total	$97,035	$98,920	$96,449	$104,764	$97,268	$877,181	$1,371,617

(1)	The indenture that governs the notes issued in the securitization provides that beginning December 19, 2011 (the fifth anniversary of the securitization), all base lease cash flows received on the Initial Portfolio are applied to repay the outstanding principal balances of those notes, after payment of certain expenses and other payments pursuant to the priorities set forth in the indenture. Accordingly, because there are no specific repayment requirements, the principal maturities shown in this table for periods after December 19, 2011 reflect an estimate of the cash flows that would be required for payments on the notes based upon estimates of (i) base lease cash flows and (ii) expenses and other payments specified in the indenture. The maturities of the debt as presented in this table do not assume any prepayments, defaults, aircraft sales, eligible extensions or potential refinancings.

(2)	The interest payable under our securitization notes will vary based on LIBOR. Interest payments reflect amounts we expect to pay after giving effect to the interest rate swap we have entered into during the period from 2007 to 2011. We have not entered into interest rate swaps with respect to the securitization notes for periods after December 19, 2011. In addition, as described in (1) above principal payments are not fixed in amount after December 19, 2011. Therefore, we cannot determine the amounts of our interest payments for the full 2011 period or for periods beyond 2011.

(3)	During 2008, Genesis entered into 3 term loans to refinance the 11 Airbus A320 and Boeing 737 aircraft previously financed through Genesis Acquisition’s revolving credit facility and to finance a Boeing 737-300ER aircraft and an A320-200 aircraft. The term loans mature in 2015, 2018 and 2019 respectively.

(4)	Interest payments on one of our debt facilities are charged at fixed rates, while interest payments on the remaining facilities will vary based on LIBOR. Interest payments reflect only amounts we expect to pay on fixed rate debt or fixed amounts we expect to pay after giving effect to the interest rate swap we have entered into during the period from 2007 to 2012; they do not reflect debt subject to floating interest rate charges. As at December 31, 2008 $273.9 million of the total principal outstanding of $331.9 million is the subject of fixed rates (either directly or through the interest rate swap) however, the notional amount of the interest rate swap is subject to predetermined reductions over the life of the swap.

(5)	Genesis Acquisition initially was required to pay commitment fees of 0.375% per annum on the unused amount of the facility. Following the amendment to the revolving credit facility, the commitment fees increased to 0.50% per annum from March, 3, 2009 and to the extent borrowings under the facility are less than $200 million on September 30, 2009, the commitment fees will increase to 0.75% from September 30, 2009. Amounts in the table assume no borrowings under the facility after December 31, 2008.

(6)	Pursuant to our servicing agreements, GECAS provides us with most services related to leasing our fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Our servicing agreements with GECAS provide that we will pay to GECAS a base fee of $150,000 per month for servicing the aircraft in our Initial Portfolio, which increases by an additional monthly base fee of 0.01% of the maintenance-adjusted base value (at the time of acquisition) for additional aircraft outside of our Initial Portfolio serviced by GECAS. Under the servicing agreements, we are required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services. The amounts presented in this table represent base fees only and assume no acquisitions or dispositions of aircraft during any of these periods.
G. Safe Harbor
See “Preliminary Note” in the introduction to this Annual Report.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table presents information about our directors and executive officers. The business address of each of our directors and executive officers listed below is 4450 Atlantic Avenue, Westpark, Shannon, Co Clare, Ireland. Our telephone number at that address is +353 61 233 300.

Name	Age	Position
John McMahon	47	Chairman, Chief Executive Officer and President
Alan Jenkins	36	Chief Financial Officer
Cian Dooley	42	Chief Commercial Officer
Paul T. Dacier	51	Director
Michael Gradon	49	Director
Niall Greene	65	Director
Brian Hayden	61	Director
David C. Hurley	68	Director
Declan McSweeney	55	Director
Andrew L. Wallace	65	Director
John McMahon has been our Chairman, Chief Executive Officer and President since our formation in July 2006. Mr. McMahon has 22 years of global experience in the aviation industry. Immediately prior to joining our company, Mr. McMahon was founder and managing director of an aviation investment consulting firm that was engaged by GECAS to assist with our formation and our IPO. He began his aviation career in 1986 at Ireland’s national airline, Aer Lingus, where his experience included responsibility for fleet planning and route planning. In 1990, he joined GPA Group, then the world’s leading aircraft lessor, to develop and market investment products based on operating leases, with a particular focus on Japan. He transferred to GECAS upon its formation in 1993 when it assumed management responsibility for GPA’s aircraft lease portfolio. In 1995, Mr. McMahon joined the Daimler-Benz (now Daimler) project team to establish its associated aircraft leasing company, debis AirFinance (now AerCap) in Amsterdam. He was instrumental in growing the company from a start-up into a major global player. In 2003, he moved from his position as Managing Director of debis AirFinance to become Deputy Director of Structured Asset Finance at Lloyds TSB Bank plc in London. He founded Aviation Investment Management Company in 2004, through which he acted as consultant on a number of large-scale aircraft leasing-related private equity projects. Mr. McMahon received a Bachelor of Engineering degree from the National University of Ireland and graduate diplomas in accounting and finance (Association of Chartered Certified Accountants), management (University of Dublin, Trinity College) and computer modeling & simulation (University of Dublin, Trinity College). He has also completed the Advanced Management Program at Harvard Business School.
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
Cian Dooley has been our Chief Commercial Officer since January 2007. Mr. Dooley has more than 19 years of experience in the aviation and financial services industries, most recently at Boeing Capital Corporation, which he joined in 2001. From 2003 until the end of 2006, he was Managing Director, Aircraft Financial Services based in Seattle, where he was responsible for capital markets and customer financing activities related to the Boeing 787 Dreamliner and the Boeing 747-8 Programs. Prior to this, Mr. Dooley worked for Boeing in Dublin, Ireland and was responsible for conducting financing transactions for Boeing’s European customer base. Before joining Boeing, Mr. Dooley spent five years at Rabobank, where he originated, structured and executed financing transactions. Prior thereto, Mr. Dooley worked at GE Commercial Aviation Services and debis AirFinance (now Aercap), where he held responsibility for negotiating many aircraft acquisition, financing and leasing transactions. Mr. Dooley received a BSc degree in experimental physics from University College Galway.
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

Niall Greene has been a member of our board of directors since October 2006. He is the vice chair of the board of Aviareto Limited, a company that holds the contract from the International Civil Aviation Organization for the management of the International Registry of Mobile Assets and is chair of the board of Blade Engine Securitization Limited. He has more than 40 years of experience working in the aviation industry, including with Aer Lingus, GPA Group and GECAS. At GPA Group and GECAS, he held various senior management positions in marketing, corporate communications and business development. Mr. Greene received a law degree from the University of Limerick.
Brian Hayden has been a member of our board of directors since February 2008. Mr. Hayden was employed by General Electric Commercial Aviation Services (GECAS) from 1993 until his retirement at the end of 2008. During his tenure with GECAS, he served as Executive Vice President and the Head of GECAS’ office in Shannon, Ireland, as well as the GE National Executive Director for the Republic of Ireland. He also served as Chairman of the Board and President of GECAT, then a pilot training subsidiary of GECAS. From 1989 to 1993, he was Senior Vice President of the technical division of GPA Group, a commercial aircraft leasing company based in Shannon. Mr. Hayden began his career with Aer Lingus in 1970 where he held various management positions. Mr. Hayden graduated as a Chartered Mechanical Engineer and is a Fellow of the Institution of Engineers of Ireland. He was awarded an MSc by Trinity College Dublin and subsequently earned an MBA from University College Dublin. He is a director of Airplanes Limited.
David C. Hurley has been a member of our board of directors since October 2006. Mr. Hurley is the Vice Chairman of PrivatAir of Geneva, Switzerland, a company with significant business aviation services in the United States and Europe. Prior to his appointment with PrivatAir in 2001, Mr. Hurley was the Chief Executive Officer of Flight Services Group, a company he founded in 1984, which he grew into one of the world’s largest providers of corporate aircraft management, executive charter and aircraft sales and acquisitions in the United States. Mr. Hurley currently also serves on the boards of directors of Genesee & Wyoming Inc., Hexcel, Inc., Aviation Partners Boeing, ExelTech Aerospace, Inc., The Smithsonian Institution’s National Air and Space Museum, Corporate Angel Network and CAMP Systems.
Declan McSweeney has been a member of our board of directors since November 2007. He has over 30 years of experience in banking, including 28 years with Allied Irish Banks plc, where he was Chief Financial Officer from 1997 to 2005. Prior to joining Allied Irish Banks, Mr. McSweeney worked with KPMG in Ireland and the United States from 1973 to 1978. In 2007-08, he was the Chief Financial Officer of Home Credit Group and a member of the Board of Directors of Home Credit B.V., a provider of consumer finance products in Central Europe, Eastern Europe and Asia. Mr. McSweeney is a Chartered Accountant by profession and is a graduate in Commerce from University College Dublin.
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

B. Compensation
Compensation of Directors and Officers
Each non-executive member of our board of directors receives an annual cash retainer of $100,000 payable in equal quarterly installments and pro rated for the initial quarter. The lead independent director (currently Mr. Greene) and the Audit Committee chairman receive an additional $25,000 per year, and the chairman of each other standing committee receives an additional $10,000 per year. In addition, each member of a committee who is not the chairman of that committee receives $5,000 per year. Each director is also reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Company employees who also serve as directors do not receive compensation for their services as directors.
During the year ended December 31, 2008, we paid to our directors and officers aggregate cash compensation of $3.5 million. In addition, our directors and officers were granted an aggregate of 47,180 restricted shares. The fair value attributable to the restricted shares was $0.7 million. For further information regarding our restricted shares, see Note 14, “Share-Based Compensation,” in the notes to the financial statements.
We have entered into directors’ service agreements with our directors, pursuant to which we have agreed to indemnify them against any liability brought against them by reason of their service as directors, except in cases where such liability arises from fraud, dishonesty, bad faith, gross negligence, willful default or willful misfeasance.
Change of Control Benefits
We believe the best time to consider the appropriateness of change of control provisions is when a change of control is not imminent and before the lack of such a plan poses a risk to the effectiveness of our employees. We seek to balance the potential costs of change of control provisions with the costs that would arise from fear of job loss and other distractions that may result from potential, rumored or actual changes of control. As a result, after careful evaluation of the implications and economics of a change of control plan, on February 24, 2009, we adopted the Genesis Lease Limited Change of Control Plan (the “Change of Control Plan”). Pursuant to the Change of Control Plan, if, within the one-year period following a change of control of Genesis, an employee’s employment is terminated for any reason other than cause or is terminated by the employee for good reason (each as defined in the Change of Control Plan), (a) each employee who has been employed for at least one year prior to the date of termination will be paid a lump-sum amount equal to the employee’s then-current annual base salary (or, if greater, the annual base salary as of the date of the change of control), and (b) each employee who has been employed for less than one year prior to the date of termination will be paid a lump-sum amount equal to the greater of (i) such employee’s then-current annual base salary (or, if greater, the annual base salary as of the date of the change of control) pro-rated to the amount of time the employee has been employed with Genesis, or (ii) one-quarter of such employee’s then-current annual base salary (or, if greater, one-quarter of the annual base salary as of the date of the change of control). To the extent that an employee has a separate employment agreement, the payment provided for under the Change of Control Plan will be in addition to any payments to which such employee is entitled under such employment agreement, including change of control payments, but excluding payments in respect of notice periods (with the exception of benefits in kind, such as pension payments, health coverage, etc., which would be available during such notice periods).
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
Shares, restricted shares and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares (“other share-based awards”) granted under the plan shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Subject to the terms of the plan, the committee shall determine the number of shares to be awarded under (or otherwise related to) the other share-based awards, whether such awards are to be settled in cash, shares or a combination of cash and shares and all other terms and conditions of such other share-based awards.
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

Each of the members of the Audit Committee is an “independent” director as defined under the applicable rules of the NYSE. Mr. Wallace, Mr. Greene and Mr. Hurley have served on the Audit Committee since October 2006, and Mr. Mc Sweeney has served since November 2007. Mr. Wallace serves as chairperson.
Compensation Committee. Our Compensation Committee has two primary responsibilities: (1) to monitor our management resources, structure, succession planning, development and selection process as well as the performance of key executives; and (2) to review and approve executive compensation and broad-based and incentive compensation plans. Each of the members of the Compensation Committee is an “independent” director as defined under the applicable rules of the NYSE. Mr. Hurley has served on the Compensation Committee since October 2006, Mr. Gradon has served since November 2007, and Mr. Dacier and Mr. McSweeney have served since June 2008. Mr. Gradon serves as chairperson.
Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee’s responsibilities include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. This committee also annually reviews director compensation and benefits and makes recommendations to our board of directors concerning the structure and membership of the other board committees. Mr. Greene has served on the Nominating and Corporate Governance Committee since October 2006, Mr. Dacier has served since November 2007, and Mr. Gradon and Mr. Wallace have served since June 2008. Mr. Dacier serves as chairperson.
D. Employees
We operate in a business that is capital-intensive, rather than labor-intensive. As at December 31, 2008, our only employees were our chief executive officer, our chief financial officer, our chief commercial officer and eighteen other direct employees, as well as two consultants who work with us on a contract basis. Management and administrative personnel will expand, as necessary, to meet our future growth needs.
E. Share Ownership
Each of our directors and officers owns less than one percent of our outstanding common shares.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table sets forth certain information regarding the beneficial ownership of our ADSs by each person known by us to be a beneficial owner of more than 5% of our ADSs as at March 5, 2009:

	Shares Beneficially Owned
Name	Number	Percent
GE	3,967,500	11.6%
Rivanna Capital, LLC (1)	1,821,753	5.3%

(1)	Information obtained solely by reference to the Schedule 13G filed with the SEC on February 5, 2009 by Rivanna Capital, LLC and certain of its affiliates.
As at March 5, 2009, 4,002,397 of our ADSs were held by 26 holders of record in the United States, not including ADSs held of record by Depository Trust and Clearance Corporation, or DTC. As at March 5, 2009, DTC was the holder of record of 30,220,426 ADSs.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.
B. Related Party Transactions
Servicing Agreements
     Pursuant to six servicing agreements, GECAS provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Under the servicing agreements, Genesis is required to pay GECAS a base fee of $150,000 per month for servicing the aircraft in the Initial Portfolio. Genesis is also required to pay GECAS a base fee of 0.01% per month of the purchase price of the additional aircraft acquired during 2007 and 2008. In addition, Genesis is required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services.
Asset Purchase Agreements
     On June 26, 2008, Genesis signed an asset purchase agreement to acquire a modern, wide-body commercial aircraft from an affiliate of GE. The aircraft delivered to Genesis on June 26, 2008.
Expense Agreement
     In connection with the closing of the revolving credit facility on April 5, 2007, GECAS reimbursed fees and related expenses of $7.2 million that were originally paid by Genesis Acquisition. We had recorded this amount as deferred financing costs with an offsetting credit to additional paid-in capital. Of this amount, $3.2 million was amortized to interest expense in the year ended December 31, 2007. A further amount of $2.0 million was amortized in the year ended December 31, 2008.
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
Dividend Policy
Overview
     We generate significant cash flow from leases with a diversified group of commercial aviation customers. The distributable cash flow on which we focus is derived principally from our minimum contracted lease rentals, reduced by our net cash interest expenses, cash selling, general and administrative expenses, maintenance and cash taxes.
     We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments, repurchase common shares and for other purposes, as determined by our management and board of directors. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.
Possible Changes in Quarterly Dividends
     There are a number of factors that could affect our ability to pay dividends. For example, if we are not able to refinance the notes issued in the securitization before the principal thereof begins to amortize, our ability to pay dividends will be adversely affected if we have not developed sufficient additional sources of cash flow by then to replace the cash flows that will be applied to such principal payments. Commencing from December 19, 2011, we will be required to apply all available cash flow from our Initial Portfolio to repay the principal amount thereof on a monthly basis, and commencing on December 19, 2009, we will be required to repay $1,000,000 of the principal of the notes on a monthly basis. Other factors that may cause us not to pay dividends in the expected amounts or at all, include, but are not limited to, the following:
•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our inability to refinance the notes that we have issued in the securitization before December 2011, when we will be required to apply all available cash flow from our Initial Portfolio to repay the principal amount thereof on a monthly basis;

•	our inability to renew, extend or repay our debt facilities when due, which could prevent our subsidiaries from making any distributions to us;

•	restrictions imposed by our financing arrangements, including under the notes issued in the securitization, our debt facilities and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	application of funds to make and finance acquisitions of aircraft and other aviation assets;

•	reduced levels of demand for, or value of, our aircraft;

•	increased supply of aircraft;

•	obsolescence of aircraft;

•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;

•	impaired financial condition and liquidity of our lessees;

•	deterioration of economic conditions in the commercial aviation industry generally;

•	unexpected or increased fees and expenses payable under our agreements with GECAS and its affiliates and other service providers;

•	poor performance by GECAS and its affiliates and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;

•	a decision by our board of directors to modify or revoke its policy to distribute a portion of our cash flow available for distribution;

•	changes in Irish tax law, the tax treaty between the United States and Ireland (the “Irish Treaty”) or our ability to qualify for the benefits of such treaty; and

•	restrictions under Bermuda law on the amount of dividends that we may pay.
     Our growth strategy contemplates that we will fund the acquisition of additional aircraft and other aviation assets through a combination of retained cash flow and debt and equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions solely with cash from operations, which would reduce or even eliminate the amount of cash available for dividends.
     We are a passive foreign investment company (“PFIC”) under U.S. federal income tax rules, and our dividends will not be eligible for either the dividends-received deduction for corporate U.S. holders or treatment as “qualified dividend income” (which is taxable at the rates generally applicable to long-term capital gains) for U.S. holders taxed as individuals. U.S. holders that elect to treat us as a qualified electing fund (a “QEF election”) will not be subject to U.S. federal income tax on dividends and will instead be taxed currently on their pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, and generally capital gain from the sale, exchange or other disposition of shares held more than one year will be long-term capital gain eligible for a maximum 15% rate of taxation for non-corporate holders. U.S. holders who make a QEF election may be required to include amounts in income for U.S. federal income tax purposes in excess of amounts distributed by us.
     As a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.
B. Significant Changes
Not applicable.
Item 9. The Offer and Listing
     Our ADSs, each representing one common share, are listed for trading on the NYSE under the symbol “GLS.”

     The following table sets forth the annual high and low sale prices of our ADSs on the NYSE for the periods indicated since our ADSs began trading on the NYSE.

	High	Low
Year Ended December 31, 2006	$23.75	$23.00
Year Ended December 31, 2007	$28.61	$17.00
Year Ended December 31, 2008	$21.29	$2.33
     The following table sets forth the quarterly high and low sale prices of our ADSs on the NYSE for the periods indicated since our ADSs began trading on the NYSE.

	High	Low
Year Ended December 31, 2006
Fourth Quarter (from December 14, 2006)	$23.75	$23.00
Year Ended December 31, 2007
First Quarter	$26.80	$22.65
Second Quarter	$28.61	$25.61
Third Quarter	$28.25	$17.92
Fourth Quarter	$25.38	$17.00
Year Ended December 31, 2008
First Quarter	$21.29	$14.21
Second Quarter	$16.49	$9.93
Third Quarter	$14.18	$8.60
Fourth Quarter	$9.09	$2.33
     The following table sets forth the monthly high and low sale prices of our ADSs on the NYSE for the most recent six months.

	High	Low
Month ended September 30, 2008	$12.20	$8.60
Month ended October 31, 2008	$9.09	$3.86
Month ended November 30, 2008	$5.68	$2.39
Month ended December 31, 2008	$3.75	$2.33
Month ended January 31, 2009	$4.25	$2.50
Month ended February 28, 2009	$2.62	$2.40
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Pursuant to the instructions to Form 20-F, the information called for by this Item 10.B is contained in our Registration Statement on Form F-1, as filed with the SEC on November 27, 2006, as subsequently amended, under the heading “Description of Share Capital,” and is hereby incorporated by reference.
C. Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report.

Servicing Agreements
We entered into a master servicing agreement with GECAS on December 19, 2006, which we refer to as the Master Servicing Agreement. Genesis Funding also entered into a servicing agreement with GECAS on December 19, 2006 specifically relating to the aircraft in our Initial Portfolio, which we refer to as the Initial Portfolio Servicing Agreement, and other subsidiaries have entered into additional servicing agreements with GECAS, specifically relating to the aircraft owned, directly or indirectly, by those subsidiaries. We refer to these servicing agreements as the Subsidiary Servicing Agreements. We believe GECAS’s broad industry expertise as the manager of a fleet of approximately 1,800 aircraft owned by its affiliates and by other entities, 28 offices, its relationships with 270 passenger and cargo airline customers in 78 countries around the world and involvement in the market for aircraft acquisitions and dispositions enhance our ability to manage our portfolio effectively, to complete the acquisition and leasing of additional aircraft and to remarket aircraft as they come off lease.
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
Term and Termination
The Master Servicing Agreement expires in 2021. The Initial Portfolio Servicing Agreement expires on the later of (1) the maturity date of the notes issued in the securitization and (2) the date of repayment of all principal and other amounts due under the securitization (including any amounts owed to the policy provider). The Subsidiary Servicing Agreements expire at various dates, none of which is before 2021.

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
Under the Master Servicing Agreement and the Subsidiary Servicing Agreement, GECAS is entitled to terminate the agreement, subject to certain notice periods described below, if any competitor to GECAS controls or becomes the beneficial owner, directly or indirectly, of more than 10% of any class of our securities or obtains director appointment rights and we are unable to restructure the Master Servicing Agreement (or are otherwise unwilling to restructure the Master Servicing Agreement) and the services provided thereunder in a manner acceptable to GECAS. Under our servicing agreements, a competitor is defined by reference to certain named aircraft leasing companies and their successors and more generally as any other company that has consolidated annual aircraft leasing or aircraft or engine manufacturing revenues of in excess of $200 million.
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
None of Genesis Lease, Genesis Funding or our other subsidiaries, as the case may be, nor the servicer may assign its rights and obligations under any servicing agreement without the other party’s prior consent. The servicer may, however, delegate some, but not all, of its duties to its affiliates.
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
Servicing Fees
The Initial Portfolio Servicing Agreement provides that we pay to GECAS a base fee of $150,000 per month, which increases by 0.01% of the maintenance-adjusted base value (at the time of acquisition) of each aircraft acquired into Genesis Funding that is not an aircraft in our Initial Portfolio. Genesis Acquisition’s servicing agreement provides that Genesis Acquisition will pay to GECAS a monthly base fee of 0.01% of the purchase price of each aircraft acquired by Genesis Acquisition. Each servicing agreement also provides that we will pay to GECAS a rent fee equal to 1.0% of the aggregate amount of basic rent due for all or any part of a month for any aircraft serviced under such agreement plus 1.0% of the aggregate amount of basic rent actually paid for all or any part of a month for any aircraft serviced under such agreement. GECAS is also entitled to additional servicing fees consisting of a sales fee for each sale of an aircraft equal to 1.5% of the aggregate gross proceeds in respect of dispositions of aircraft assets. In addition, we will pay a fee to GECAS in connection with GECAS’s involvement with lessee consents and/or novations that may be required for any aircraft that we acquire or refinance. Such fees will be $6,000 per applicable aircraft. Fees for additional services will be as mutually agreed.
Conflicts of Interest
In addition to servicing our aircraft, GECAS currently manages and remarkets for lease or sale other aircraft and will continue to market for sale or lease other aircraft for third parties (including other aircraft owned by GE Capital and its affiliates). In the course of conducting such activities, GECAS will from time to time have conflicts of interest in performing its obligations on our behalf. See Item 3.D. “Risk Factors—Risks Related to Our Relationships with GECAS, Its Affiliates and Other Service Providers—GECAS and its affiliates will have conflicts of interest with us, and their limited contractual or other duties may not restrict them from favoring their own business interests to our detriment.” If a conflict of interest arises as to one of our aircraft and other aircraft managed by GECAS, GECAS must perform the services in good faith, and, to the extent that either two or more of our particular aircraft or one of our aircraft and other aircraft managed by GECAS have substantially similar objectively identifiable characteristics that are relevant for purposes of the particular services to be performed, GECAS has agreed not to discriminate among our aircraft or between any of our aircraft and any other managed aircraft on an unreasonable basis.
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
Indemnification
We assume liability for, and have agreed to indemnify GECAS on an after-tax basis against, any losses that arise as a result of or in connection with the aircraft or GECAS’s performance of its obligations under the servicing agreement or from errors in judgment or omissions by GECAS under the servicing agreement, except for any loss that is finally adjudicated to have been caused directly by GECAS from gross negligence or willful misconduct (including willful misconduct constituting fraud) in respect of its obligation to apply its standard of care or conflicts standard described above in the performance of its services. We have likewise agreed that GECAS and its affiliates have no liability to us or any other person for any losses in any way arising out of the services except as provided in the foregoing sentence (also referred to as GECAS’s “standard of liability”). We have also generally agreed to indemnify GECAS and its affiliates as to losses arising out of our IPO and the disclosure in our IPO prospectus, except certain disclosures provided by GECAS.
Facility Agreement
Please see Item 5.B. “Liquidity and Capital Resources—Debt Facilities” for description of (i) the Facility Agreement, dated as of September 19, 2008, among Genesis Portfolio Funding I Limited, as Borrower; Genesis Lease Limited, as principal guarantor and as manager of the Borrower; DVB Bank AG, HSH Nordbank AG and KFW IPEX-Bank GmbH, as joint arrangers and underwriters; HSH Nordbank AG, as the facility agent and security trustee; and the other parties named therein.
Revolving Credit Agreement
Please see Item 5.B. “Liquidity and Capital Resources—Credit Agreement” for description of the Credit Agreement, dated as of April 5, 2007, and as subsequently amended, among Genesis Acquisition, as borrower, Genesis, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank.

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
Irish Tax Considerations
The following discussion reflects the material Irish tax consequences applicable to both Irish and Non-Irish Holders (as defined below) of the acquisition, ownership and disposition of our shares. This discussion is based on Irish tax law, statutes, treaties, regulations, rulings and decisions all as at the date of this Annual Report. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, to what impact, if any, such changes will have on the summary contained in this Annual Report. Proposed amendments may not be enacted as proposed, and legislative or judicial changes, as well as changes in administrative practice, may modify or change statements expressed herein. This summary is of a general nature only. It does not constitute legal or tax advice nor does it discuss all aspects of Irish taxation that may be relevant to any particular holder of our shares. The Irish tax treatment of a holder of our shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of our shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of our shares. You should consult your tax advisor prior to investing regarding all Irish, U.S. federal, U.S. state, U.S. local, Bermuda and other country income and other tax consequences of an investment in our shares, with specific reference to your own particular tax situation and recent changes in applicable law.
For the purposes of this summary of Irish tax considerations:
•	An “Irish Holder” is a holder of our shares that (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant ADR; (2) in the case of individual holders, is resident or ordinarily resident in Ireland under Irish taxation laws; and (3) in the case of a holder that is a company, is resident in Ireland under Irish taxation laws and is not also a resident of any other country under any double taxation agreement entered into by Ireland.

•	A “Non-Irish Holder” is a Holder of our shares that is not an Irish Holder and has never been an Irish Holder.

•	A “US Holder” is a holder of our shares that: (1) beneficially owns our shares by virtue of holding the related ADSs evidenced by the relevant ADR; (2) is a resident of the United States for the purposes of the Ireland/United States Double Taxation Convention; (3) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (4) in the case of a corporate holder, is not resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (5) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.
•	“Relevant Territory” is defined as a country with which Ireland has a double tax treaty, (which includes the United States), or a member state of the European Union other than Ireland.
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

Income Tax
Irish Holders. Individual Irish Holders are subject to income tax on the gross amount of any dividend (i.e., the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of any DWT. Social charges and levies might also apply depending on the particular circumstances of the individual Irish holder.
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
Taxation of Capital Gains
Irish Holders. Irish Holders that acquire shares will generally be considered, for Irish tax purposes, to have acquired their shares at a base cost equal to the amount paid for shares. On subsequent dispositions, shares acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a “first in first out” basis before shares acquired at a later time. Irish Holders that dispose of their shares will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the base cost of the common shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 22%. Irish Holders that have unutilized capital losses from other sources in the current, or any previous, tax year generally can apply such losses to reduce gains realized on the disposal of our shares.
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
Irish Capital Acquisitions Tax
A gift or inheritance of our shares will be within the charge to capital acquisitions tax (CAT) where the donor or the beneficiary in relation to the gift/inheritance is resident or ordinarily resident in Ireland at the date of the gift/inheritance. Special rules with regard to residence apply where an individual is not domiciled in Ireland. CAT is charged at a rate of 22% on the taxable value of the gift or inheritance above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits, received within the group threshold since December 5, 1991, which are within the charge to capital acquisitions tax and the relationship between the former holder and the beneficiary. Gifts and inheritances between spouses are not subject to capital acquisitions tax. Gifts of up to €3,000 can be received each year from any given individual without triggering a charge to capital acquisitions tax. The beneficiary is primarily liable to pay CAT. Persons who are secondarily liable include the donor, in the case of a gift, or the personal representatives, in the case of an inheritance.
The Estate Tax Convention between Ireland and the United States generally provides for Irish CAT paid on inheritances in Ireland to be credited, in whole or in part, against tax payable in the United States, in the case where an inheritance of shares is subject to both Irish CAT and US federal estate tax. The Estate Tax Convention does not apply to Irish CAT paid on gifts.
Irish Stamp Duty
No Irish stamp duty is imposed on the issuance of the common shares. Transfers of the common shares would not ordinarily be subject to Irish stamp duty, unless the transfer was related to Irish property. Transfers of ADSs are exempt from Irish stamp duty when the ADSs are dealt in on the NYSE, NASDAQ National Market or any recognized stock exchange in the United States or Canada.
U.S. Federal Income Tax Considerations
The following is a general discussion of the U.S. federal income tax rules to which we are subject; of certain U.S. federal income tax consequences of acquiring, holding or disposing of our shares by U.S. Holders (as defined below); and of information reporting and backup withholding rules applicable to both U.S. and Non-U.S. Holders (as defined below). It is based upon the U.S. Internal Revenue Code, the U.S. Treasury regulations (“Treasury Regulations”) promulgated thereunder, published rulings, court decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not purport to address all of the U.S. federal income tax consequences applicable to us or to all categories of investors, some of whom may be subject to special rules including, without limitation, dealers in securities or currencies, financial institutions or “financial services entities,” life insurance companies, holders of shares held as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” with other investments, U.S. persons whose “functional currency” is not the U.S. dollar, persons who have elected “mark-to-market” accounting, persons who hold their share through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, or persons for whom a share is not a capital asset, and persons holding, directly, indirectly or constructively, 10% or more of our shares or underlying shares. The tax consequences of an investment in our shares will depend not only on the nature of our operations and the then-applicable U.S. federal tax principles, but also on certain factual determinations that cannot be made at this time, and upon a particular investor’s individual circumstances. No advance rulings have been or will be sought from the Internal Revenue Service (the “IRS”) regarding any matter discussed herein.
For purposes of this discussion, a “U.S. Holder” is (1) a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust which (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons all of whose substantial decisions have the authority to control or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of our shares that is not a U.S. Holder and who, in addition, is not (1) a partnership or other fiscally transparent entity; (2) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions; or (3) subject to rules applicable to certain expatriates or former long-term residents of the United States. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase the shares. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States. For U.S. tax purposes holders of our ADSs are treated as if they hold the underlying common shares represented by the ADSs.
Taxation of U.S. Holders of Shares
U.S. holders of shares are subject to U.S. tax under either the passive foreign investment companies (“PFIC”) rules or the controlled foreign corporation (“CFC”) rules.
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
Because we are a PFIC, U.S. Holders of our shares will be subject to different taxation rules with respect to an investment in our shares if they elect to treat us as a qualified electing fund (a “QEF”) with respect to their investment in our shares. If a U.S. Holder makes a QEF election in the first taxable year in which the U.S. Holder owns our shares (and if we comply with certain reporting requirements, which we intend to continue to do), then such U.S. Holder will be required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge and to certain other conditions. A QEF election may cause a U.S. Holder to recognize taxable income in excess of, or in the absence of, any distributions. If a QEF election is made, U.S. Holders will not be taxed again on our distributions attributable to QEF inclusions. Distributions in excess of QEF inclusions will be applied against and will reduce the U.S. Holder’s basis in our shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of a capital asset.
Because we are a PFIC, if a U.S. Holder does not make a QEF election, then the following special rules will apply:
•	Excess distributions by us to a U.S. Holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Holder with respect to our shares in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder’s holding period for shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our shares. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of shares will also be treated as an excess distribution and will be subject to tax as described above.

•	The tax basis in shares that were acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as at the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower than fair market value.
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
U.S. Holders may, instead of making a QEF election, elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference, as at the close of the taxable year, between the fair market value of the shares and the U.S. Holder’s adjusted tax basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. A mark-to-market election is only available if our shares meet trading volume requirements on a qualifying exchange and will only be effective if we make an election to treat each of our subsidiaries that would be PFICs as disregarded entities or partnerships for U.S. tax purposes. We intend to maintain such elections for all of our subsidiaries.
U.S. Holders who hold shares during a period when we are a PFIC will continue to be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election.
You should consult your tax advisor about the PFIC rules, including the advisability of making a QEF election or mark-to-market election.
Tax Consequences of CFC Status. It is possible that we will be a controlled foreign corporation, (a “CFC”) for U.S. federal income tax purposes. We will be a CFC for any year in which U.S. Holders that each owns (directly, indirectly or by attribution) at least 10% of our voting shares (each a “10% U.S. Holder”), together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of our shares. Classification as a CFC has many complex results, one of which is that if you are a 10% U.S. Holder on the last day of our taxable year, you will be required to recognize as ordinary income a “subpart F inclusion” consisting of your pro rata share of certain items of our income for the taxable year, whether or not you receive any distributions on your shares during that taxable year. In addition, special foreign tax credit rules would apply. Your adjusted tax basis in your shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would result in a corresponding reduction in your adjusted tax basis in your shares and would not be taxed again when you receive such distribution. Subject to a special limitation in the case of individual 10% U.S. Holders that have held their shares for more than one year, if you are a 10% U.S. Holder, any gain from disposition of your shares will be treated as dividend income to the extent of accumulated earnings attributable to such shares during the time you held such shares.
For any year in which we are both a PFIC and a CFC, if you are a 10% U.S. Holder, you would be subject to the CFC rules and not the PFIC rules with respect to your investment in shares.
You should consult your tax advisor about the application of the CFC rules to your particular situation.
Taxation of the Disposition of Shares. A U.S. Holder that has made a QEF election for the first year of its holding period will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the shares, which is usually the cost of such shares (as adjusted to take into account any QEF or subpart F inclusion and any related distribution) and the amount realized on a sale or other taxable disposition of the shares. If, as anticipated, the shares are publicly traded (as they are now), a disposition of shares will be considered to occur on the “trade date,” regardless of the holder’s method of accounting. If a QEF election has been made, capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is generally eligible for a maximum 15% rate of taxation for non-corporate holders. The deductibility of a capital loss recognized on the sale, exchange or other disposition of shares is subject to limitations. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of shares generally will be treated as United States source income or loss for United States foreign tax credit purposes.
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
Taxation of Genesis Lease Limited and Our Subsidiaries
For U.S. federal income tax purposes, we are treated as a non-U.S. corporation and each other member of our group is treated as a disregarded entity, a grantor trust or a partnership, for U.S. tax purposes. Accordingly, it is anticipated that any U.S. federal income tax payable by reason of the activities of the members of our group will be payable by us. Unless otherwise exempted by an applicable income tax treaty, a non-U.S. corporation that is directly or through agents engaged in a trade or business in the U.S. is generally subject to U.S. federal income taxation, at the graduated tax rates applicable to U.S. corporations, on the portion of such non-U.S. corporation’s income that is “effectively connected” with such trade or business. In addition, such a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portions of its “effectively connected earnings and profits” constituting “dividend equivalent amounts” at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty. In addition non-U.S. corporations that earn certain U.S. source income not connected with a U.S. trade or business can be subject to a 30% withholding tax on such gross income unless they are entitled to a reduction or elimination of such tax by an applicable treaty. Furthermore, even if a non-U.S. corporation is not engaged in business in the United States, certain U.S. source “gross transportation income” (which includes rental income from aircraft that fly to and from the United States) is subject to a 4% tax on gross transportation income in the United States unless a statutory or treaty exemption applies.
We expect that we and our Irish tax resident subsidiaries will be entitled to claim the benefits of the Irish Treaty. Accordingly, even if we earn income that otherwise would be treated as subject to tax in the United States, such income is expected to be exempt from U.S. tax under the Irish Treaty to the extent that it is (1) rental income attributable to aircraft used in international traffic; (2) gain from the sale of aircraft used in international traffic; or (3) U.S. source business profits (which includes rental income from, and gains attributable to, aircraft operated in U.S. domestic service) not connected with a U.S. permanent establishment. For this purpose, “international traffic” means transportation except where flights are solely between places within the United States. We also expect that we will not be treated as having a U.S. permanent establishment. Thus we do not believe that we will be subject to taxation in the United States on any of our aircraft rental income or gains from the sale of aircraft.
No assurances can be given, however, that we will continue to qualify each year for the benefits of the Irish Treaty or that we will not in the future be treated as maintaining a permanent establishment in the U.S. In order for us and our subsidiaries to be eligible for the benefits of the Irish Treaty for a particular fiscal year, we must each satisfy the requirements of Article 23 (Limitation on Benefits) of the Irish Treaty for that fiscal year. We will be eligible for the benefits of the Irish Treaty if the principal class of our shares is substantially and regularly traded on one or more recognized stock exchanges. Our shares will be substantially and regularly traded on one or more recognized stock exchanges in a fiscal year if: (1) trades in such shares are effected on such stock exchanges in more than de minimis quantities during every quarter; and (2) the aggregate number of shares traded on such stock exchanges during the previous fiscal year is at least 6% of the average number of shares outstanding during that taxable year. In particular, if our shares cease to be treated as regularly traded, then we may no longer be eligible for the benefits of the Irish Treaty. Our subsidiaries that are Irish tax-resident will be eligible for benefits under the Irish Treaty if we hold, directly or indirectly, 50% or more of the vote and value of the subsidiary and we meet the substantially and regularly traded test described above.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 4450 Atlantic Avenue, Westpark, Shannon, Co Clare, Ireland. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system may also be obtained from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference rooms for a copying fee. Our internet address is www.genesislease.com. However, the information on our website is not a part of this annual report.
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
     Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the notes issued in the securitization and borrowings under our debt facilities. Forty-five out of fifty of our lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining five leases adjusting bi-annually based on six-month LIBOR. Our indebtedness requires payments based on a variable interest rate index such as LIBOR. The majority of our lease agreements require the payment of a fixed amount of rent. Accordingly, we have entered into interest rate swaps to fix the cost associated with the majority of our financings to hedge against exposure arising from any interest rate fluctuations.
Sensitivity Analysis
     The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modelled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our five variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
     A hypothetical 100-basis point increase / decrease in our variable interest rates would increase / decrease the minimum contracted rentals on our portfolio for the year ended December 31, 2009 by $1.2 million. A hypothetical 100-basis point increase / decrease in our variable interest rate on our borrowings would result in an interest expense increase / decrease of $0.4 million for the year ended December 31, 2009.
Foreign Currency Exchange Risk
     We currently receive all of our revenue in U.S. dollars, and we pay substantially all of our expenses in U.S. dollars. However, we incur some of our expenses in other currencies, primarily the euro, and we may enter into leases under which we receive revenue in other currencies, primarily the euro. During the past several years, the U.S. dollar has generally depreciated against the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. During the year ended December 31, 2008, we entered into foreign currency hedging transactions to hedge our exposure to currency fluctuations. As we currently receive all of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.
Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures
     As at December 31, 2008, an evaluation was conducted under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
(b) Management’s Annual Report on Internal Control over Financial Reporting
     Management of Genesis Lease Limited is responsible for establishing and maintaining adequate internal control over financial reporting for our company. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     With the participation of our Chief Executive Officer and our Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2008.
     Our independent auditor, KPMG, a registered public accounting firm, has issued an attestation report on our management’s assessment of our internal control over financial reporting. This attestation report appears below.

(c) Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Genesis Lease Limited
We have audited Genesis Lease Limited’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in “Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in “Internal Control – Integrated Framework issued by COSO”.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007and 2008, and the related combined and consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 6, 2009 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG
Dublin, Ireland
March 6, 2009

(d) Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The Board has determined that Andrew L. Wallace, the Chairman of our Audit Committee of the Board of Directors, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
We have adopted our Corporate Governance Guidelines and Principles, a Code of Business Conduct and Ethics and a Supplemental Code of Ethics for the CEO and Senior Officers. These documents are available under “Corporate Governance” in the Investor Relations section of our website (www.genesislease.com).
Item 16C. Principal Accountant Fees and Services
Our principal accountants for the year ended December 31, 2008 were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the year ended December 31, 2008 and fees billed for other services rendered by KPMG.

	December 31, 2007		December 31, 2008
	(USD in		(USD in
	thousands)%		thousands)%
Audit fees(1)	$876	40.83%	$566	50.14%
Audit related fees(2)	529	24.65%	86	7.62%
Tax fees(3)	741	34.52%	477	42.24%

Total	$2,146	100.0%	$1,129	100.0%

(1)	Audit fees relate to annual audit fees for Genesis Lease Limited and its subsidiaries.

(2)	Audit-related fees include general audit related accounting advice and fees charged in respect of a potential transaction that was not consummated during the year ended December 31, 2008.

(3)	Tax fees relate to annual tax compliance fees for Genesis Lease Limited and its subsidiaries.
The Audit Committee pre-approves all audit and non-audit services provided to Genesis Lease Limited by its auditors.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          On October 28, 2008, the Board of Directors approved a share repurchase program. Under the program, Genesis is authorized to repurchase up to $20 million of its common shares over 12 months. Genesis expects the purchases to be made from time to time in the open market or in privately negotiated transactions, and will be funded from the company’s available cash.

We repurchased the following shares during the year ended December 31, 2008:

	Total	Average	Total Number of Shares	Approximate Dollar Value of
	Number	Price	Purchased as Part of	Shares that May Yet Be
	of Shares	Paid per	Publicly Announced	Purchased Under the Plans or
Period	Purchased	Share	Program	Programs
November	1,298,504	$3.0805	1,298,504	$15,999,958
December	492,900	$3.2380	1,791,404	$14,403,948

Total	1,791,404	$3.1238	1,791,404

Item 16G. Corporate Governance
          The New York Stock Exchange requires companies with listed shares to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. companies. However, we have generally chosen to comply with the New York Stock Exchange’s corporate governance rules as though we were a U.S. company. Accordingly, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the New York Stock Exchange corporate governance rules.

PART III
Item 17. Financial Statements
     Not applicable.
Item 18. Financial Statements
     See pages beginning on page F-1 following Item 19.
Item 19. Exhibits
Each of the following exhibits is incorporated into this Annual Report by reference:

1.1	Memorandum of Association. (filed as Exhibit 3.1 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

1.2	Bye-laws. (filed as Exhibit 3.2 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

2.1	Form of Common Share Certificate. (filed as Exhibit 4.1 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

2.2	Deposit Agreement, between Deutsche Bank Trust Company Americas and Genesis Lease Limited. (filed as Exhibit 4.2 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

4.1	Private Placement Agreement, dated November 26, 2006, between GE Capital Equity Investment, Inc. and Genesis Lease Limited. (filed as Exhibit 10.1 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.2	Registration Rights Agreement, dated December 19, 2006, between GE Capital Equity Investment, Inc. and Genesis Lease Limited. (filed as Exhibit 10.2 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.3	Asset Purchase Agreement, dated December 19, 2006, between General Electric Capital Corporation and Genesis Funding Limited. (filed as Exhibit 10.3 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.4	Master Servicing Agreement, dated December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited. (filed as Exhibit 10.4 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.5	Servicing Agreement, dated December 19, 2006, among GE Commercial Aviation Services Limited, Financial Guaranty Insurance Company and Genesis Funding Limited. (filed as Exhibit 10.5 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.6	Business Opportunities Agreement, dated December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited. (filed as Exhibit 10.6 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.7	Transitional Support Agreement, dated December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited. (filed as Exhibit 10.7 to Amendment No. 1 to our Registration Statement on Form F-1/A filed on December 7, 2006) (SEC File No. 333-138967)

4.8	Corporate Services Agreement, dated December 19, 2006, between AIB International Financial Services Limited and Genesis Lease Limited. (filed as Exhibit 10.8 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.9	Corporate Services Agreement, dated December 19, 2006, between AIB International Financial Services Limited and Genesis Lease Limited. (filed as Exhibit 10.9 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC FileNo. 333-138967)

4.10	Expense Agreement, dated December 19, 2006, between GE Commercial Aviation Services Limited and Genesis Lease Limited. (filed as Exhibit 10.10 to our Amendment No. 1 to our Registration Statement on Form F-1/A filed on December 7, 2006) (SEC File No. 333-138967)

4.11	Indenture, dated December 19, 2006, among Deutsche Bank Trust Company Americas, PK AirFinance US Inc., Financial Guaranty Insurance Company and Genesis Funding Limited. (filed as Exhibit 10.11 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.12	Security Trust Agreement, dated December 19, 2006, between Deutsche Bank Trust Company Americas and Genesis Funding Limited. (filed as Exhibit 10.12 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.13	Management Agreement, dated December 19, 2006, among Genesis Funding Limited, Deutsche Bank Trust Company Americas, Financial Guaranty Insurance Company, Phoenix American Financial Services, Inc. and Genesis Lease Limited. (filed as Exhibit 10.13 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.14	Cash Management Agreement, dated December 19, 2006, between Deutsche Bank Trust Company Americas and Genesis Funding Limited. (filed as Exhibit 10.14 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.15	Liquidity Facility Agreement, dated December 19, 2006, among Deutsche Bank Trust Company Americas, PK AirFinance US Inc. and Genesis Funding Limited. (filed as Exhibit 10.15 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.16	Policy Provider Indemnification Agreement, dated December 19, 2006, among Deutsche Bank Trust Company Americas, Financial Guaranty Insurance Company and Genesis Funding Limited. (filed as Exhibit 10.16 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.17	Schedule to the ISDA 2002 Master Agreement, dated December 19, 2006, between Citibank, N.A. and Genesis Funding Limited. (filed as Exhibit 10.17 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.18	Commitment Letter, dated November 27, 2006, to Genesis Lease Limited from Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC. (filed as Exhibit 10.18 to Amendment No. 1 to our Registration Statement on Form F-1/A filed on December 7, 2006) (SEC File No. 333-138967)

4.19	Genesis Lease Limited Equity Incentive Plan. (filed as Exhibit 10.19 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.20	Form of Director Service Agreement, between Genesis Lease Limited and each director thereof. (filed as Exhibit 10.20 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.21	Form of Share Option Award. (filed as Exhibit 10.23 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.22	Form of Restricted Share Award for Directors. (filed as Exhibit 10.24 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.23	Form of Restricted Share Award for Executive Officers. (filed as Exhibit 10.25 to our Registration Statement on Form F-1 filed on November 27, 2006) (SEC File No. 333-138967)

4.24	Credit Agreement, dated as of April 5, 2007, among Genesis Acquisition Limited, as borrower, Genesis Lease Limited, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank. (filed as Exhibit 10.1 to our Current Report on Form 6-K filed on April 12, 2007 (SEC File No. 001-33200)

4.25	Security Trust Agreement, dated as of April 5, 2007, among Genesis Acquisition Limited, certain affiliates of Genesis Acquisition Limited, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank. (filed as Exhibit 10.2 to our Current Report on Form 6-K filed on April 12, 2007) (SEC File No. 001-33200)

4.26	Servicing Agreement, dated as of April 5, 2007, between Genesis Acquisition Limited and GE Commercial Aviation Services Limited. (filed as Exhibit 10.3 to our Current Report on Form 6-K filed on April 12, 2007) (SEC File No. 001-33200)

4.27	Asset Purchase Agreement, dated as of September 26, 2007, among Genesis Acquisition Limited, General Electric Capital Corporation and the other sellers listed on Schedule I thereto. (filed as Exhibit 10.1 to our Current Report on Form 6-K filed on October 5, 2007) (SEC File No. 001-33200)

4.28	Facility Agreement, dated as of September 15, 2008, among Genesis Portfolio Funding I Limited, as Borrower; Genesis Lease Limited, as principal guarantor and as manager of the Borrower; DVB Bank AG, HSH Nordbank AG and KFW IPEX-Bank GmbH, as joint arrangers and underwriters; HSH Nordbank AG, as the facility agent and security trustee; and the other parties named therein. (filed as Exhibit 10.1 to our Current Report on Form 6-K filed on November 10, 2008) (SEC File No. 001-33200)

4.29	Deed of Proceeds and Priorities, dated as of September 15, 2008, among Genesis Portfolio Funding I Limited, as Borrower; Genesis Lease Limited, as principal guarantor and as manager of the Borrower; DVB Bank AG, HSH Nordbank AG and KFW IPEX-Bank GmbH, as joint arrangers and underwriters; HSH Nordbank AG, as the facility agent, security trustee and hedging provider; and the other parties named therein. (filed as Exhibit 10.2 to our Current Report on Form 6-K filed on November 10, 2008) (SEC File No. 001-33200)
Each of the following exhibits is filed herewith:

4.24.1	Amendment No. 1, dated as of July 11, 2007, to the Credit Agreement, dated as of April 5, 2007, among Genesis Acquisition Limited, as borrower, Genesis Lease Limited, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank

4.24.2	Amendment No. 2, dated as of August 3, 2007, to the Credit Agreement, dated as of April 5, 2007, among Genesis Acquisition Limited, as borrower, Genesis Lease Limited, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank

4.24.3	Amendment No. 3, dated as of December 21, 2007, to the Credit Agreement, dated as of April 5, 2007, among Genesis Acquisition Limited, as borrower, Genesis Lease Limited, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank

4.24.4	Amendment No. 4, dated as of March 3, 2009, to the Credit Agreement, dated as of April 5, 2007, among Genesis Acquisition Limited, as borrower, Genesis Lease Limited, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank

4.30	Change of Control Plan of Genesis Lease Limited, dated as of February 24, 2009

8.1	List of Subsidiaries of Genesis Lease Limited

12.1	Certification of John McMahon pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2	Certification of Alan Jenkins pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1	Certification of John McMahon pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2	Certification of Alan Jenkins pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Combined and Consolidated Financial statements of Genesis Lease Limited

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as at December 31, 2007 and 2008	F-3
Combined and Consolidated Statements of Income for the years ended December 31, 2006, 2007 and 2008	F-4
Combined and Consolidated Statements of Shareholders’ Equity and Accumulated Other Comprehensive Income for the years ended December 31, 2006, 2007 and 2008	F-5
Combined and Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008	F-6
Notes to the Combined and Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Genesis Lease Limited
     We have audited the accompanying consolidated balance sheets of Genesis Lease Limited (the “Company”) and subsidiaries as of December 31, 2007 and 2008, and the related combined and consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008 (the “consolidated financial statements”). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”), and our report dated March 6, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG
Dublin, Ireland
March 6, 2009

GENESIS LEASE LIMITED
CONSOLIDATED BALANCE SHEETS

	Years Ended December 31
	2007	2008
	(USD in thousands)
ASSETS
Cash and cash equivalents (Note 4)	$30,101	$60,206
Restricted cash (Note 4)	32,982	33,718
Accounts receivable	3,911	548
Other assets (Note 5)	22,555	34,761
Flight equipment under operating leases, net (Note 6)	1,555,809	1,597,604
Fixed assets, net (Note 7 & 8)	1,024	2,224
Deferred income taxes (Note 10)	28,787	28,634

Total Assets	$1,675,169	$1,757,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable (Note 11)	$17,207	$35,445
Other liabilities (Note 12)	64,662	118,420
Debt (Note 13)
Securitization notes	810,000	796,500
Debt facilities	—	331,893
Revolving credit facility	240,961	—

Total Liabilities	1,132,830	1,282,258

Commitments and contingencies (Note 23)	—	—

Shareholders’ equity:
Par value 0.001 U.S. dollars per share; 500,000,000 shares authorized: 36,069,069 and 34,341,095 shares issued and outstanding at December 31, 2007 and December 31, 2008 respectively (Note 20)	36	34
Additional paid-in capital	585,411	579,971
Accumulated other comprehensive loss	(28,325)	(76,191)
Accumulated deficit (Note 22)	(14,783)	(28,377)

Total shareholders’ equity	542,339	475,437

Total liabilities and shareholders’ equity	$1,675,169	$1,757,695

The accompanying notes are an integral part of these combined and consolidated financial statements.

GENESIS LEASE LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

	Combined
	and
	Consolidated	Consolidated	Consolidated
	Years Ended December 31
	2006	2007	2008
	(USD in thousands, except share and per share data)
Revenues
Rental of flight equipment	$153,187	$181,333	$215,985
Other income (Note 16)	—	6,771	8,045

Total revenue	153,187	188,104	224,030

Expenses
Depreciation	51,398	62,259	78,690
Interest (Note 17)	46,026	55,236	70,971
Maintenance expense	2,327	1,073	3,344
Selling, general and administrative (Note 18)	7,312	20,991	23,884
Other expenses (Note 19)	—	3,337	—

Total operating expenses	107,063	142,896	176,889

Income Before Taxes	46,124	45,208	47,141
Provision for income taxes (Note 10)	17,367	6,053	6,224

Net Income	$28,757	$39,155	$40,917

     The following table presents the net income per share calculated for the year ended December 31, 2006, 2007 and 2008:

Net income per share
Basic	$25.76	$1.09	$1.14
Diluted	$25.72	$1.09	$1.14
     The Company has presented pro forma basic and diluted net earnings per share amounts for the year ended December 31, 2006 as if the IPO and the exercise of the over-allotment option had occurred on January 1, 2006:

Pro forma net income per share
Basic	$0.80
Diluted	$0.80
The accompanying notes are an integral part of these combined and consolidated financial statements.

GENESIS LEASE LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND
ACCUMULATED OTHER COMPREHENSIVE INCOME

	Issued Common					Accumulated
	Shares		Additional			Other	Comprehensive
			Paid-in	GE Net	Accumulated	Comprehensive	Income /
	Shares	Amount	Capital	Investment	Deficit	Income / (loss)	(loss)	Total
	(USD in thousands, except share data)
Balance at January 1, 2006	—	—	—	981,991	—	—	—	981,991
Contributions for purchase of flight equipment and pre-delivery payments	—	—	—	194,272	—	—	—	194,272
Contributions for cost allocations	—	—	—	50,079	—	—	—	50,079
Net income / (loss)	—	—	—	29,690	(933)	—	28,757	28,757
Distributions	—	—	—	(150,484)	—	—	—	(150,484)

Repayment of GE Net Investment on December 19, 2006	—	—	—	(1,105,548)	—	—	(29,690)	(1,105,548)
Special distribution to GE on December 19, 2006	—	—	(335,990)	—	—	—	—	(335,990)
Income tax effect of the transaction with GE on December 19, 2006	—	—	124,556	—	—	—	—	124,556
Proceeds of initial public offering, net	31,310,000	31	684,937	—	—	—	—	684,968
Employee stock awards	32,176	—	699	—	—	—	—	699
Other comprehensive income (Note 21)	—	—	—	—	—	3,375	3,375	3,375

Comprehensive income							2,442

Balance at December 31, 2006	31,342,176	31	474,202	—	(933)	3,375		476,675
Net income	—	—	—	—	39,155	—	39,155	39,155
Dividends paid ($1.47 per share)	—	—	—	—	(53,005)	—	—	(53,005)
Proceeds from the issue of common shares, net	4,696,500	5	102,848	—	—	—	—	102,853
Capital Contribution by GECAS	—	—	7,251	—	—	—	—	7,251
Employee stock awards	30,393	—	1,110	—	—	—	—	1,110
Other comprehensive loss (Note 21)	—	—	—	—	—	(31,700)	(31,700)	(31,700)

Comprehensive income	—	—	—	—	—	—	7,455	—

Balance at December 31, 2007	36,069,069	36	585,411	—	(14,783)	(28,325)	—	$542,339
Net income	—	—	—	—	40,917	—	40,917	40,917
Dividends paid ($1.51 per share)	—	—	—	—	(54,511)	—	—	(54,511)
Employee stock awards	63,430	—	1,104	—	—	—	—	1,104
Tax effect of Capital Contribution by GECAS	—	—	(906)	—	—	—	—	(906)
Other comprehensive loss (Note 21)	—	—	—	—	—	(47,866)	(47,866)	(47,866)
Repurchased shares	(1,791,404)	(2)	(5,638)	—	—	—	—	(5,640)

Comprehensive loss	—	—	—	—	—	—	$(6,949)	—

Balance at December 31, 2008	34,341,095	$34	$579,971	$—	$(28,377)	$(76,191)		$475,437

The accompanying notes are an integral part of these combined and consolidated financial statements.

GENESIS LEASE LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Consolidated
	and
	Combined	Consolidated	Consolidated
	Years Ended December 31
	2006	2007	2008
	(USD in thousands)
Cash flows provided by operations:
Net income	$28,757	$39,155	$40,917
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,062	66,589	83,378
Realized gain on repurchase of Notes	—	—	(6,039)
Deferred income taxes	15,789	6,053	6,151
Non-cash operating expenses, excluding depreciation and amortization	699	1,110	1,062
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable	1,541	(2,545)	3,363
Increase in restricted cash	(15,471)	(2,121)	(7,480)
Increase in other assets	(208)	(269)	(1,110)
Increase in accounts payable	382	8,557	1,850
Increase/(decrease) in other liabilities	5,967	2,134	(1,731)

Net cash provided by operating activities	89,518	118,663	120,361

Cash flows from investing activities:
Purchases of flight equipment and capitalized maintenance	(194,272)	(167,933)	(36,300)
Purchase of business	—	(221,097)	(66,874)
Change in restricted cash	—	(15,390)	6,744
Purchases of fixed assets	—	(1,166)	(1,848)

Net cash used in investing activities	(194,272)	(405,586)	(98,278)

Cash flows from financing activities:
Proceeds from GE for flight equipment	194,272	—	—
GE Net Investment and capital contribution	(100,405)	7,251	—
Repayment of GE Net Investment on December 19, 2006	(1,105,548)	—	—
Special distribution to GE on December 19, 2006	(335,990)	—	—
Proceeds from issuance of common shares	720,419	108,020	—
Payments for costs arising on issuance of common shares	(35,451)	(5,167)	—
Proceeds from debt issuance	810,000	240,961	338,000
Repayment of debt	—	—	(247,068)
Payments for deferred financing costs and discounts	(15,688)	(7,891)	(15,298)
Share repurchases	—	—	(5,640)
Debt repurchases	—	—	(7,461)
Dividends paid	—	(53,005)	(54,511)

Net cash provided by financing activities	131,609	290,169	8,022

Net change in cash and cash equivalents	26,855	3,246	30,105
Cash and cash equivalents at beginning of year	—	26,855	30,101

Cash and cash equivalents at end of year	$26,855	$30,101	$60,206

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$44,490	$51,045	$65,996
Interest capitalized	$—	$—	$—
Income taxes	$1,578	$—	$73
Non-cash addition to flight equipment excluded from investing activities (primarily capitalized accruals)	$—	$5,864	$16,631

1. Description of business
     Genesis Lease Limited (the “Company”, and together with its consolidated subsidiaries, “Genesis”), was incorporated in Bermuda on July 17, 2006 for the purpose of acquiring 41 commercial jet aircraft (the “Initial Portfolio”) and related operations from affiliates of General Electric Company (“GE”) and to conduct an initial public offering (“IPO”) of the Company’s common shares. Genesis is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world. A full unaudited listing of subsidiaries is shown in Exhibit 8.1 to this annual report.
     On December 19, 2006, (1) the Company completed its IPO and issued 27,860,000 shares at a public offering price of $23.00 per share (2) the Company issued 3,450,000 shares to an affiliate of GE, in a private placement, for a price of $23.00 per share, (3) the Company, through its subsidiary, Genesis Funding Limited (“Genesis Funding”) issued $810.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) as part of a securitization transaction (the “Securitization”) and (4) Genesis used the net proceeds of the IPO, the private placement and the securitization to finance the transfer of the Initial Portfolio of 41 aircraft from affiliates of GE.
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
     Since our IPO, Genesis increased its portfolio by 13 aircraft from 41 to 54 aircraft. Twelve aircraft were purchased during the year ended December 31, 2007, eight from GECAS affiliates and four from two airlines on a sale and leaseback basis. One further aircraft was purchased from a GE affiliate during the year ended December 31, 2008.
2. Basis of Presentation
     These combined and consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
     Genesis acquired its Initial Portfolio of 41 aircraft pursuant to the asset purchase agreement (the “APA”), dated as of December 19, 2006 (the “Closing Date”), between Genesis Funding, GE Capital and certain affiliates of GE that owned the aircraft (or the equity interests therein) on the Closing Date. Genesis paid $1,459.4 million as consideration for the 41 aircraft (or the beneficial interest in those aircraft) on the Closing Date. The combined financial statements reflect the combination of the aircraft included in the Initial Portfolio and the related leases as owned and operated by affiliates of GE to December 18, 2006. The combined financial statements have been prepared on a “carve out” basis derived from GE’s consolidated financial statements. Because a direct ownership relationship did not exist among the various GE aircraft owning entities prior to the IPO, GE’s interest in the Predecessor, including intercompany debt, was shown as GE Net Investment in the Balance Sheet and the Statement of Shareholders’ Equity in the combined financial statements. The combined financial statements do not reflect the financial condition, results of operations or cash flows that Genesis would have achieved during the periods presented. On December 19, 2006, Genesis completed the IPO, the private placement of shares to GE and the securitization and recognized the par value and the additional paid-in value in connection with the issuance and sale of the shares.

2. Basis of Presentation (continued)
     The combined and consolidated financial statements have been prepared to reflect the combination of the aircraft and their financial position, results of operations and cash flows pursuant to the terms of the APA. The acquisition of the Initial Portfolio was accounted for as a transaction between entities under common control. The transfer of the aircraft from affiliates of GE to Genesis in substance constitutes an issuance of subsidiary stock, and as such, the transfer is accounted for at historical cost similar to a transaction between entities under common control. Results for each aircraft in the Initial Portfolio have been included in the combined financial statements from the dates that such aircraft came under GE’s ownership and control. “Push down” accounting is not required because no single investor or collaborative group of investors held more than 95% of the Company’s outstanding shares upon completion of the IPO. The excess of the amount paid to GE to transfer the portfolio of 41 aircraft over the net book value has been treated as a reduction in equity (i.e. a special distribution).
     The combined financial statements for all periods prior to the completion of the IPO include allocations of costs for these services based on the cost to GE of providing or procuring such services. The method used to allocate these costs to the aircraft was a multi-step process, whereby the costs were first allocated to GECAS (as one of GE’s divisions) based on the relative book values of net assets, and then further allocated to the Predecessor based on the total number of aircraft owned by the Predecessor at a particular time. Costs included in the financial statements for such services provided to the Predecessor are included in “Selling, general and administrative expenses.”
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
     The consolidated financial statements include all majority owned subsidiaries assets and liabilities of Genesis and amounts subsequent to the IPO.

2. Basis of Presentation (continued)
     Since the IPO, Genesis has increased its portfolio from 41 to 54 aircraft through the following acquisitions:
•	On April 20, 2007 and June 12, 2007, Genesis signed agreements to purchase four new Airbus A320 aircraft, two each from two airlines in India. Two of these aircraft were delivered in July 2007 and the other two aircraft were delivered in September 2007. The aircraft were leased back to the airlines. As the acquisition of the four aircraft did not meet the definition of a business under Statement Financial Accounting Standard (“SFAS”) 141 Business Combinations, the transactions were accounted for as the acquisition of assets.

•	On September 26, 2007, Genesis signed an asset purchase agreement to acquire a portfolio of eight modern, narrow-body commercial aircraft from affiliates of GECAS, which were subject to leases with six airlines in three countries. Seven of the aircraft delivered in September 2007 and one in November 2007. This acquisition has been treated as a purchase in conformity with SFAS 141, Business Combinations. In connection with the acquisition, the assets and liabilities relating to the delivered aircraft were accounting for using purchase method and were stated at fair value upon their respective acquisition dates.

•	On June 26, 2008, Genesis signed an asset purchase agreement to acquire a new Boeing 767-300ER wide-body commercial aircraft from a GE affiliate. This aircraft was delivered on June 26, 2008. This acquisition has been treated as a purchase in conformity with SFAS 141, Business Combinations. In connection with the acquisition, the assets and liabilities relating to the delivered aircraft were accounted for using the purchase method and were stated at fair value upon its acquisition date.
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
     (b) Use of estimates
     The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. For Genesis, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, accounts receivable, deferred tax assets and accruals and reserves. Management utilize professional appraisers and valuation specialists, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates

3. Significant Accounting Policies (continued)
and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.
     (c) Revenue—Rental of Flight Equipment
     Genesis leases flight equipment (also referred to as “aircraft”) under operating leases and records rental income on a straight-line basis over the term of the lease. Rentals received but unearned under the lease agreements are recorded in “Rentals received in advance” on the Balance Sheet and included in other liabilities until earned. In certain cases, leases provide for additional rentals based on usage, which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and is non-refundable. Other leases provide for a lease-end adjustment payment by Genesis or the lessee at the end of the lease based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental of flight equipment. Lease-end adjustment payments made are capitalized in “Flight equipment under operating leases, net” when they relate to planned major maintenance activities or expensed when they relate to light maintenance activities.
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
     (d) Accounts Receivable
     Accounts receivable represent unpaid, current lease obligations of lessees under existing lease contracts and other amounts receivable. Genesis provides an allowance for doubtful accounts when necessary based upon a review of outstanding receivables and security held by Genesis, historical collection information, credit rating of the customer, probability of default, and existing economic conditions. There were no allowances for doubtful accounts as at December 31, 2007 and 2008.
     (e) Flight Equipment under Operating Leases, net
     Flight equipment under operating leases is recorded at cost less accumulated depreciation and amortization. Costs related to lessee specific modifications are capitalized as part of “Flight equipment under operating leases, net” and amortized over either the term of the lease or the depreciable life of the aircraft depending upon the nature of the improvement. Pre-delivery payments made in advance of purchase of flight equipment are included in “Other assets” and are reclassified to “Flight equipment under operating leases, net” when the asset is delivered. Interest related to pre-delivery deposits on aircraft purchase contracts is capitalized as part of the aircraft cost.
     For planned major maintenance activities, Genesis capitalizes the actual maintenance costs by applying the deferral method in accordance with the Financial Accounting Standards Board (“FASB”) Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. Genesis capitalizes the actual cost of major overhauls, which are depreciated on a straight-line basis over the period until the next overhaul is required.
     Depreciation is computed on a straight-line basis to the aircraft’s estimated residual value over a period of up to 20 years from the date of acquisition of the aircraft. Residual values are determined based on estimated market values at the end of the depreciation period received from independent appraisers.

3. Significant Accounting Policies (continued)
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
     Flight equipment under operating leases is tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value of an asset, the carrying value of such asset cannot thereafter be increased. Fair value is determined based on current market values received from independent appraisers.
Flight equipment under operating lease includes two aircraft on lease to airlines in Japan in which Genesis and its subsidiaries, in accordance with local laws, hold beneficial interest but not legal title. Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to facilitate the lease to the airlines and to meet Japanese registration requirements, Genesis and its predecessor (the “Acquirers”), with the cooperation of the airlines and in accordance with the terms of sales agreements, sold title to these aircraft to two Japanese entities that are owned and managed by a Japanese corporation. However, beneficial ownership of the aircraft is effectively held by wholly owned subsidiaries of Genesis. Concurrently with such sale, the Acquirers and the Japanese entities entered into a conditional sale agreement whereby the Acquirers repurchased the aircraft from the entities. The Acquirers have paid the entire repurchase price under the conditional sale agreements except one remaining installment in the amount of one U.S. dollar. Under the conditional sales agreements, Genesis effectively holds the beneficial ownership interest of the aircraft, including all of the risks and rewards of ownership.
     Because Genesis has not relinquished control over the aircraft upon transfer of the aircraft’s title to the Japanese entities, as evidenced by the one dollar purchase option in the conditional sale agreements which is exercisable at any time, and has retained all of the risks and rewards of ownership of the aircraft, Genesis has not recognized either of these transactions as a sale for accounting purposes and continue to recognize the aircraft as “Flight equipment under operating lease” in the financial statements.
     (f) Fixed Assets
     Fixed assets comprise computer software, office equipment and leasehold improvements and are recorded at cost less accumulated depreciation. Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, which are as follows:

Computer software	3 years
Office equipment	5 years
Leasehold improvements	10 years

3. Significant Accounting Policies (continued)
     (g) Initial Direct Costs
     Specifically identifiable amounts paid by Genesis to lessees or other third parties in connection with lease transactions are capitalized and amortized against revenue on the Statement of Income over the initial non-cancelable term of the related lease. The initial direct costs are capitalized and included in the caption “Other Assets” in the Balance Sheets (see Note 5).
     (h) Business Combinations and Goodwill
     The acquisition of an aircraft under a business combination is accounted for using the purchase method in accordance with SFAS 141, Business Combinations. Genesis applies the purchase price of aircraft acquired to the fair value of assets acquired and liabilities assumed by major balance sheet caption, including identifiable intangible assets and liabilities, as at the acquisition date. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.
     During the years ended December 31, 2007 and 2008, Genesis did not record any goodwill on acquisition of flight equipment accounted for as business combinations, as the purchase price paid reflected the fair value of the tangible and intangible assets acquired and liabilities assumed.
     In accounting for flight equipment acquired under a business combination, management makes estimates of the fair value of the attached leases separate from the fair value of the underlying aircraft. Determining the fair value of attached leases requires us to make assumptions regarding the current fair value of leases attaching to specific aircraft. Management estimates a range of fair values of similar aircraft in order to determine if the attached lease is within a fair value range. If a lease is above market terms, the present value of the estimated amount above the fair value range is recorded over the remaining contractual term of the lease. Any resulting lease premium assets are amortized on a straight line basis as a reduction of rental income over the remaining useful life of the lease. If a lease is below market terms, the present value of the estimated amount below the fair value range is calculated over the remaining contractual lease term of the lease. Related assets and liabilities representing such values are reported in Other Assets and Other Liabilities, respectively. Any resulting lease discounts are amortized as an addition to rental income over the remaining useful life of the lease. Genesis considers lease renewals on a lease by lease basis.
     (i) Maintenance Expense
     Genesis records a charge for light maintenance expense when incurred in “Maintenance expense” on the Statement of Income. These light maintenance costs relate primarily to those incurred in the re-leasing of aircraft and during the transition between leases. For planned major maintenance activities, Genesis capitalizes and depreciates the actual costs by applying the deferral method. These amounts capitalized are included in “Flight Equipment under operating leases, net” and are depreciated over the period until the next overhaul is required.

3. Significant Accounting Policies (continued)
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
     Cash and cash equivalents, prepayments, other assets, accounts receivable, accounts payable and payments received on account have carrying amounts that approximate fair value due to the short term maturities of these instruments. Derivative instruments are carried at mark to market which is equal to their fair value. Due to the prevailing market conditions, Genesis applied additional inputs to the fair value determination in the form of credit spreads, credit default swaps and an assessment of the probability of its own non-performance and of default by either of the swap counterparties. The carrying value of Genesis’s other liabilities, recalculated at current interest rates, approximates their carrying value. The estimated fair value of debt instruments approximates their carrying amounts, as these debt instruments have variable interest rates.
     (n) Cash and cash equivalents and restricted cash
     Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.
     Restricted cash represents (1) amounts received from lessees in respect of additional rentals required to be held in segregated accounts to support certain maintenance-related payments including major airframe overhauls, engine overhauls, engine life limited parts replacements, auxiliary power unit overhauls and landing gear overhauls; (2) amounts received from lessees in respect of cash security deposits required to be held in segregated accounts, (3) certain operating expenses and (4) legally secured deposits, all in accordance with underlying financing requirements.

3. Significant Accounting Policies (continued)
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
     Beginning with the adoption, on January 1, 2007, of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), Genesis recognizes the effect of income tax positions only if those positions are more likely than not of being sustained based on the technical merits upon examination. In accordance with FIN 48, Genesis measures the benefit using a cumulative probability analysis where the measurement is based on management’s best judgment about the amount that will be realized upon settlement. Recognized income tax positions are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in a period in which the change occurs. Prior to the adoption of FIN 48 on January 1, 2007, Genesis recognized the effect of income tax positions only if such positions were probable of being sustained.
     Genesis’s accounting policy for recording interest and penalties associated with the liability for unrecognized tax benefits is to record such items as a component of other expenses.
     (p) Net income per share
     Earnings per share is presented in accordance with SFAS 128, Earnings Per Share, which requires the presentation of “basic” earnings per share and “diluted” earnings per share. Basic net earnings per share has been computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the period including restricted share awards.
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

3. Significant Accounting Policies (continued)
     (r) Derivative financial instruments.
     Genesis has entered into derivative instruments to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for its portfolio of aircraft and also to hedge against the variability in the U.S. dollar to Euro foreign exchange rates. Genesis accounts for derivative instruments in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. In accordance with SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the credit rating and risk attaching to the counterparty of the derivative contracts. When cash flow hedge accounting treatment is achieved under SFAS 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income, and the ineffective portion is recognized immediately in income. Changes in fair value related to the effective portion of the derivatives are reclassified out of accumulated other comprehensive income into income for any ineffective portion of the derivative contract which is calculated at each quarter end. Amounts reflected in accumulated other comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of forward foreign exchange contracts are recognized immediately in income.
     (s) Debt Issuance costs
     Deferred financing costs are capitalized and are being amortized on an effective yield or straight line basis (depending on the nature of the cost) over the associated life of the related debt.
     (t) Reclassifications
     Certain items in the combined and consolidated financial statements for prior periods have been reclassified to conform to current classifications.
     (u) Repurchase of Common Shares
     The Company repurchases its common shares in the form of ADSs from time to time on the open market. Repurchased ADSs and their underlying ordinary shares are cancelled, reducing the number of issued and outstanding shares. Costs in excess of par value and other transaction costs associated with the repurchase of ADSs are shown as a reduction in Additional Paid in Capital.
     (v) Extinguishment of debt
     Genesis applies APB No. 26, Early Extinguishment of Debt, to record the repurchase of debt. Extinguished debt which is not legally retired (and therefore may be subsequently reissued or sold in the open market), is referred to as treasury notes. The difference between the consideration paid to purchase any debt, including any transaction and professional fees, less the carrying value of the debt, is recognized as a gain or loss and recorded within Other income in accordance with SFAS No. 145, Rescission of FASB Statements Nos. 4, 44 and 62, Amendment of FASB Statement No. 13, and Technical Corrections.

4. Cash and Cash Equivalents and Restricted Cash

	Consolidated	Consolidated
	December 31,	December 31,
	2007	2008
	(USD in thousands)	(USD in thousands)
Cash and cash equivalents	$30,101	$60,206

Restricted cash:
Current	19,742	14,582
Due greater than 12 months	13,240	19,136

Total	$32,982	$33,718

     Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.
     Restricted cash represents (1) amounts received from lessees in respect of additional rentals required to be held in segregated accounts to support certain maintenance related payments including major airframe overhauls, engine overhauls, engine life limited parts replacements, auxiliary power unit overhauls and landing gear overhauls; (2) amounts received from lessees in respect of cash security deposits required to be held in segregated accounts, (3) certain operating expenses and (4) legally secured deposits, all in accordance with underlying financing requirements.
5. Other assets
     Other assets primarily comprise (1) deferred financing costs, net of amortization, (2) the positive fair value of derivatives, (3) capitalized initial direct costs, net of amortization, (4) in-the-money lease contracts, net of amortization and (5) other costs. An analysis of the movement for the years ended December 31, 2007 and 2008 is shown below:

				In-the-
	Deferred	Fair	Initial	money
	financing	value of	direct	lease
	costs	derivatives	costs	contract	Other Costs	Total
	(USD in thousands)
January 1, 2007	$15,666	$3,857	$2,652	$—	$140	$22,315

Increase /(decrease) for year	7,891	(3,857)	325	389	(56)	4,692
Amortization	(3,923)	—	(512)	(17)	—	(4,452)

December 31, 2007	19,634	—	2,465	372	84	22,555

Increase for year	16,347	—	85	—	955	17,387
Amortization	(4,465)	—	(645)	(71)	—	(5,181)

December 31, 2008	$31,516	$—	$1,905	$301	$1,039	$34,761

     Deferred financing costs of $39.9 million have been capitalized and are being amortized over the associated life of the related debt. The increase for the year ended December 31, 2007 includes $7.2 million of costs borne by GE in respect of the credit facility. The increase for the year ended December 31, 2008 includes $9.4 million of costs incurred on the option to increase the available borrowing amount under Genesis Acquisition’s revolving credit facility and $6.9 million incurred in respect of additional borrowings.
6. Flight Equipment under Operating Leases, net
     Flight equipment under operating leases, net consisted of the following as at December 31, 2007 and 2008:

6. Flight Equipment under Operating Leases, net (continued)

	Consolidated	Consolidated
	December 31,	December 31,
	2007	2008
	(USD in	(USD in
	thousands)	thousands)
Flight equipment under operating leases :	$1,818,802	$1,938,639
Less:
Accumulated depreciation	(262,993)	(341,035)

Flight equipment under operating leases, net	$1,555,809	$1,597,604

     Capitalized additions primarily relate to the acquisition of one aircraft and capitalized planned major maintenance costs on the portfolio of aircraft.
Flight equipment under operating lease includes two aircraft on lease to airlines in Japan in which Genesis and its subsidiaries, in accordance with local laws, hold beneficial interest but not legal title. Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to facilitate the lease to the airlines and to meet Japanese registration requirements, Genesis and its predecessor (the “Acquirers”), with the cooperation of the airlines and in accordance with the terms of sales agreements, sold title to these aircraft to two Japanese entities that are owned and managed by a Japanese corporation. However, beneficial ownership of the aircraft is effectively held by wholly owned subsidiaries of Genesis. Concurrently with such sale, the Acquirers and the Japanese entities entered into a conditional sale agreement whereby the Acquirers repurchased the aircraft from the entities. The Acquirers have paid the entire repurchase price under the conditional sale agreements except one remaining installment in the amount of one U.S. dollar. Under the conditional sales agreements, Genesis effectively holds the beneficial ownership interest of the aircraft, including all of the risks and rewards of ownership.
     Genesis assessed the recoverability of aircraft during the fourth quarter of 2008. Management utilized current market values from independent appraisers as at December 31, 2008 to determine whether further assessment of impairment is required. On any asset where book value was lower than the current market value, a comparison of undiscounted future cashflows to the carrying amount of the asset was carried out by management. Estimated undiscounted future cashflows are based on remaining contracted rentals and, in the case of assumed future re-leases of aircraft, current lease rate factors as determined by independent appraisers.
     Genesis recorded no impairment charges on aircraft in 2006, 2007 and 2008. However, it is reasonably possible that Genesis’s determination that the aircraft are not impaired could change in the near term should the demand for aircraft continue to decrease.
     Maintenance costs related to planned major maintenance activities are capitalized and depreciated on a straight-line basis over the period until the next overhaul is required. During the three months ended March 31, 2008, and as part of on-going periodic reviews, Genesis revised its estimate of the intervals to the next overhaul. The effects of this change in accounting estimate on the financial statements for the year ended December 31, 2008 is as follows:

Increase in:
Net income	$3.0 million
Earnings per share	$0.08

7. Fixed Assets, net
     Fixed assets, net, consisted of the following as at December 31, 2007 and 2008:

	December 31,	December 31,
	2007	2008
	(USD in thousands)
Cost:
Computer software	$718	$1,686
Office equipment	202	385
Leasehold improvements	246	943

	1,166	3,014

Accumulated Depreciation:
Computer software	106	641
Office equipment	22	85
Leasehold improvements	14	64

	142	790

Net Book Value	$1,024	$2,224

8. Business Combinations
     On September 26, 2007, Genesis signed an asset purchase agreement to acquire a portfolio of eight modern, narrow-body commercial aircraft from affiliates of GECAS, which were on lease to six airlines in three countries. The acquisition has been treated as a purchase in conformity with Statement Financial Accounting Standard SFAS 141, Business Combinations. In connection with the acquisition, the assets and liabilities relating to the delivered aircraft were stated at fair value upon their respective acquisition dates.
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

8. Business Combinations (continued)

Consolidated
December 31, 2007
(USD in thousands)
Flight equipment purchased under business combinations	$226,884
In-the-money lease contracts	389
Out of-the-money lease contracts	(3,683)
Rentals received in advance	(1,802)
Security deposits	(691)

Net assets acquired	$221,097

     On June 26, 2008, Genesis acquired one Boeing 767-300ER aircraft from an affiliate of GE. This acquisition was financed by a combination of debt and cash and has been treated as a purchase in conformity with SFAS 141. In connection with the purchase, the assets and liabilities relating to the delivered aircraft were stated at fair value upon their respective acquisition dates. Management has made a tentative allocation of the acquisition cost using values that have been determined, and preliminary estimates of the values not yet determined, relating to lease contracts, aircraft valuation and other assets. No goodwill arose on this acquisition.
9. Rental of Flight Equipment
     Rental of flight equipment includes additional rent of $20.5 million, $23.5 million and $31.8 million for the years ended December 31, 2006, 2007 and 2008, respectively.
     Minimum future rental income on non-cancelable operating leases as at December 31, 2008 is shown below. The minimum future rental income assumes no extension or termination options are exercised on any leases and does not include any estimated additional rentals receivable under certain leases. Additional rentals are based on hourly usage or cycles operated, depending on the lease agreement.

Consolidated
December 31,
2008
(USD in thousands)
Year Ended December 31
2009	$188,014
2010	186,929
2011	152,686
2012	138,045
2013	116,040
Thereafter	189,482

$971,196

10. Income Taxes (including deferred taxes)
     The combined financial statements, prior to the IPO on December 19, 2006 have been prepared on a carve out basis and reflect income taxes as if the Predecessor had been a separate taxable entity, resident in the United States.

10. Income Taxes (including deferred taxes) (continued)
     The consolidated financial statements for the period from December 19, 2006 through December 31, 2006 and the consolidated financial statements for the years ended December 31, 2007 and 2008, reflect the fact that the Company is a separate taxable entity, resident for tax purposes in Ireland.
The provision for income taxes consists of the following:

	Consolidated	Consolidated	Consolidated
	December 31,	December 31,	December 31,
	2006	2007	2008
	(USD in thousands)
Deferred tax (benefit) /expense— Ireland	$(133)	$6,053	$6,151
Current tax expense	1,578	—	73
Deferred tax expense — United States	15,922	—	—

Total tax expense	$17,367	$6,053	$6,224

     Current tax expense includes an amount related to U.S. federal income taxes of $1.5 million in 2006. Deferred income tax expense related to U.S. federal income taxes was $15.0 million in 2006.
     The net deferred tax (asset) / liability consists of the following deferred tax (assets) / liabilities:

	Accelerated		Realized gain on
	depreciation	Taxable	repurchase of	Unrealized
	on flight	operating	securitization	gain/(loss) on
	equipment	losses (i)	notes (ii)	derivative (iii)	Total
	(USD in thousands)
Balance at January 1, 2007	$(30,107)	$(688)	$—	$482	$(30,313)
Deferred tax expense / (benefit) from temporary differences	19,526	(13,472)	—	(4,528)	1,526

Balance at December 31, 2007	(10,581)	(14,160)	—	(4,046)	(28,787)

Income tax effect of Capital Contribution from GECAS (iv)	—	906	—	—	906

Deferred tax expense / (benefit) from temporary differences	23,098	(17,768)	755	(6,838)	(753)

Balance at December 31, 2008	$12,517	$(31,022)	$755	$(10,884)	$(28,634)

(i) Gross tax loss carry forward.
(ii) Relates to the tax effect of the realized gain on the repurchase of Genesis Funding securitization notes.
(iii) Relates to the tax expense / (benefit) on unrealized loss on derivatives, which is recorded in Accumulated other comprehensive income.
(iv) Relates to the tax effect on the GECAS capital contribution. (See Note 25).

10. Income Taxes (including deferred taxes) (continued)

Consolidated
December 31,
Expiration of the tax loss carry forward	2008
(USD in thousands)
2009	—
2010	—
2011	—
2012	—
2013	—
Indefinite	248,176

Total	$248,176

     The acquisition of the Initial Portfolio was accounted for as a transaction between entities under common control. The transfer of the aircraft from affiliates of GE in substance constitutes an issuance of subsidiary stock. In accordance with the provisions of EITF 94-10, “Accounting by a Company for the Income Tax Effects of Transactions among or with its shareholders under Financial Accounting Standards Board (“FASB”) 109”, the Company has reflected the changes in the tax basis of assets and liabilities and the resulting changes to deferred tax balances arising from the IPO and related transactions in equity.
     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $229.1 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be significantly reduced in the near term if estimates of future taxable income during the carryforward period are reduced due to further decreases in revenues as the result of current market conditions.
     Beginning with the adoption of FIN 48 on January 1, 2007, Genesis has reviewed all of its tax positions taken and believes that the positions taken and deductions therein would be sustained on audit and does not anticipate any adjustments that could result in a material adverse effect on its financial condition, results of operations, or cash flow. Therefore, no liability for unrecognized tax benefits has been recorded pursuant to FIN 48 as of December 31, 2007 and 2008 and for the years ended December 31, 2007 and 2008. Genesis has identified Ireland to be its only major tax jurisdiction. The Irish income tax returns for Genesis remain subject to examination by the Irish Revenue Commissioners for the tax periods beginning in 2006.
     A reconciliation of the Irish corporation tax rate to the actual income tax rate for the years ended December 31, 2006, 2007 and 2008 is outlined in the following table.

10. Income Taxes (including deferred taxes) (continued)

	Combined and
	Consolidated	Consolidated	Consolidated
	December 31,	December 31,	December 31,
	2006	2007	2008
Irish corporation tax rate	12.50%	12.50%	12.50%
Increase in rate resulting from:
State income tax, net of U.S. Federal benefit	2.08%	—	—
Effect of U.S. Federal income tax rate	23.07%	—	—
Other expenses not deductible for tax	—	0.84%	0.70%

Effective income tax rate — U.S. / Irish	37.65%	13.34%	13.20%

11. Accounts payable
Accounts payable as at December 31, 2007 and 2008 were as follows:

	Consolidated	Consolidated
	December 31,	December 31,
	2007	2008
	(USD in thousands)
Accrued maintenance costs	$5,730	$21,204
Other expenses	2,667	—
Operational expenses	8,810	14,241

Total	$17,207	$35,445

12. Other Liabilities
Other liabilities as at December 31, 2007 and 2008 were as follows:

				Out-of-
				the-		Interest
	Fair		Rentals	money		payable
	value of	Security	received	lease	Accrued	on debt,
	derivatives	deposits	in advance	contract	interest	net	Total
	(USD in thousands)
January 1, 2007	$—	$14,809	$8,810	$—	$1,430	$1,547	$26,596
Increase / (decrease) for period	32,371	(771)	1,601	3,682	785	520	38,188
Amortization	—	—	—	(122)	—	—	(122)

December 31, 2007	32,371	14,038	10,411	3,560	2,215	2,067	64,662

Increase / (decrease) for period	54,659	1,640	(1,164)	—	(1,394)	510	54,251
Amortization	—	—	—	(493)	—	—	(493)

December 31, 2008	$87,030	$15,678	$9,247	$3,067	$821	$2,577	$118,420

     SFAS No. 157, Fair Value Measurements (“SFAS 157”), establishes a framework for measuring fair value under US GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 was issued in September 2006 and is effective for fiscal years beginning after November 15, 2007. For non-financial assets and liabilities which are not periodically recognized or disclosed at fair value, SFAS 157 has been deferred one year.

12. Other Liabilities (continued)
     Under SFAS No. 157, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
     The Company adopted SFAS 157 for all financial assets and liabilities required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of SFAS 157 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position.
     Under SFAS 157, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the SFAS 157 hierarchy are as follows:
Level 1 — Quoted prices are available in active markets for identical assets or liabilities as at the reported date.
Level 2 — The fair values determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — The fair values pertaining to Level 3 of the fair value hierarchy are derived principally from unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis, and may include the Company’s own data.
When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.
     In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS No. 157, “Fair Value Measurements”, in a market that is not active and is intended to address the following application issues:
-	How the reporting entity’s own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist.

-	How available observable inputs in a market that is not active should be considered when measuring fair value.

-	How the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value.

12. Other Liabilities (continued)
     FSP 157-3 is effective on issuance, including prior periods for which financial statements have not been issued. As such, the FSP 157-3 is effective for the Company for the year ended December 31, 2008. Adoption of FSP 157-3 did not have a significant impact on the Company’s financial statements.
     The Company’s policy is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy of SFAS No. 157, Fair Value Measurements (“SFAS 157”). The fair values determined by Genesis are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow fair value to be determined. Due to the prevailing market conditions, Genesis applied additional inputs to the fair value determination in the form of credit spreads, credit default swaps and an assessment of the probability of its own non-performance and of default by either of the swap counterparties.
     The following table summarizes the valuation of the Company’s derivatives by the above SFAS 157 pricing observability levels:

			Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)
	(USD in thousands)
Liabilities:
Derivatives:
Interest rate swaps	$87,075	$—	$87,075	$—
Forward foreign exchange contracts	(45)	—	(45)	—

Total liabilities	$87,030	$—	$87,030	$—

     Genesis expects $36.9 million of the gross fair value of the derivatives to be recognized within one year.
     In accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, changes in fair value related to the effective portion of the interest rate swaps are recorded in accumulated other comprehensive income, and changes related to any ineffective portion are recognized immediately in income. Changes in the fair values of the forward foreign exchange contracts are recognized immediately in income.
13. Debt
     The following table summarizes debt as at December 31, 2007 and 2008:

	Consolidated	Consolidated
	December 31,	December 31,
	2007	2008
	(USD in thousands)
Securitization notes	$810,000	$796,500
Debt facilities	—	331,893
Revolving credit facility	240,961	—

Total debt	$1,050,961	$1,128,393

13. Debt (continued)
     Aggregate maturities of principal payments during the next five years and thereafter are as follows:

Consolidated
December 31, 2008
(USD in thousands)
Within one year	$25,893
Two years	32,746
Three years (1)	36,254
Four years (1)	92,757
Five years (1)	91,904
Thereafter (1)	848,839

Total	$1,128,393

(1)	The indenture that governs the notes issued in the securitization provides that beginning December 19, 2011 (the fifth anniversary of the securitization), all base lease cash flows received on the Initial Portfolio of 41 aircraft are applied to repay the outstanding principal balances of those notes, after payment of certain expenses and other payments pursuant to the priorities set forth in the indenture. Accordingly, because there are no specific repayment requirements, the principal maturities shown in this table for periods after December 19, 2011 reflect an estimate of the cash flows that would be required for payments on the notes based upon estimates of (i) base lease cash flows and (ii) expenses and other payments specified in the indenture. The maturities of the debt as presented in this table do not assume any defaults, aircraft sales, eligible extensions or potential refinancings.
Securitization Notes
     Concurrently with the completion of our IPO, Genesis Funding completed a securitization transaction that generated net proceeds of approximately $794.3 million after deducting initial purchasers’ discounts and fees. Under the terms of the securitization, a single class of notes were initially issued by Genesis Funding. The notes are direct obligations of Genesis Funding and are not obligations of, or guaranteed by, GE, any of its affiliates or Genesis Lease Limited. The proceeds from the sale of the notes, together with the proceeds from the IPO and the private placement of shares to GE, less certain expenses related to the securitization and the IPO and a cash balance that the Company retained, were used by Genesis Funding to finance the acquisition of the Initial Portfolio of 41 aircraft.
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
     The notes initially were rated Aaa and AAA by Moody’s Investors Service, Inc., or Moody’s, and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or S&P, respectively. This rating was based on FGIC’s rating. FGIC has suffered significant downgrades of its ratings since the issuance of the notes and is currently rated Ca and CC by Moody’s and S&P, respectively. As a result, Moody’s and S&P have published stand-alone ratings of the notes of A3 and A-, respectively.
     The notes were issued pursuant to the terms of a trust indenture, dated December 19, 2006, the date of the completion of the IPO, among Genesis Funding, a cash manager, a trustee, an operating bank, a liquidity facility provider and a policy provider.

13. Debt (continued)
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
Payment Terms
     Interest on the notes are due and payable on a monthly basis. Scheduled monthly principal payments on the notes commence on December 2009, subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, if the notes are not refinanced, cash flow generally will not be available to the Company for the payment of dividends because principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively, after December 19, 2011, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the service providers (including GECAS as servicer and the Company in its role as manager), the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.
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
Collateral
     The notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Genesis Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with GECAS, the initial liquidity facility provider, hedge counterparties and the policy provider. The notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland.

13. Debt (continued)
Certain Covenants
     Genesis Funding is subject to certain operating covenants including relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below. GECAS has agreed to use commercially reasonable efforts to perform its services pursuant to the servicing agreement for our Initial Portfolio, subject to certain provisions of the indenture as they relate to the services provided by GECAS thereunder. As at December 31, 2008, Genesis Funding is in compliance with the terms of the covenants under the indenture.
Term Loan Facilities
     During 2008, Genesis secured new term loans in the aggregate amount of $92 million to finance the acquisition of a Boeing 767-300ER aircraft and to leverage an Airbus A320-200 aircraft that Genesis acquired during 2007. These loans bear interest at a fixed and floating rate (based on LIBOR plus a margin) respectively, are secured with the underlying aircraft and mature in 2018 and 2019. The loans are subject to certain covenants, with which Genesis Portfolio is in compliance with as at December 31, 2008.
     During 2008, Genesis Portfolio also entered into a 7-year, $241.0 million term loan facility with a syndicate of lenders. The term loan facility was drawn down in one tranche on September 19, 2008. Proceeds from the drawdown were used to refinance the 11 Airbus A320 family and Boeing 737 aircraft that previously had been owned by Genesis Acquisition and financed through Genesis Acquisition’s revolving credit facility.
     The principal terms of Genesis Portfolio’s term loan facility are as follows:
     Fees. An up-front fee equal to 1.1% of the facility amount of $241.0 million and an upfront administration fee of $0.4 million was payable upon entry into the facility. In addition, an agency fee of $55,000 is payable annually.
     Interest Rate. Borrowings under the facility bear interest at LIBOR plus an applicable margin of 1.75% per annum. Under certain circumstances, when LIBOR may not be representative of the wholesale bank cost of funds or be available as a reference rate, the facility includes provisions for the negotiation of another basis for the calculation of the interest rate, which requires the prior consent of all parties to the facility.
     Maturity Date; Payment Terms. Borrowings under the facility are required to be repaid in monthly installments of principal and interest with the balance payable as a balloon payment of $125.0 million at maturity in September 2015.
     Prepayment. Genesis Portfolio has the right to prepay any amounts outstanding under the facility on any monthly repayment date. There is a prepayment penalty of 2% of the prepayment amount in the first year and a 1% prepayment penalty in the second year. There are no prepayment penalties thereafter. In addition, Genesis Portfolio will be required to make partial prepayments of borrowings under the facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the facility.
     Guarantee. Genesis Lease Limited has guaranteed all payments of principal and interest owed under the facility.
     Collateral. Borrowings under the facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of Genesis Lease Limited in

13. Debt (continued)
     Genesis Portfolio and in each of its aircraft-owning subsidiaries, (2) leases of the aircraft financed under the facility and mortgages over the aircraft themselves, (3) Genesis Portfolio interests in the Servicing Agreement in place with GECAS under which those leases are serviced, and (4) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease. In addition, Genesis Portfolio is required to hold $5.0 million on deposit in a liquidity reserve account.
     Covenants. Genesis Portfolio is subject to certain operating covenants including some relating to the maintenance, registration and insurance of the aircraft as set forth in the facility and associated deed of proceeds and priorities (the “DPP”). The DPP and the facility also contain certain conditions and constraints which relate to the servicing and management of the aircraft financed through the facility, including covenants relating to the disposition of aircraft, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft. In addition, Genesis Portfolio is subject to annual loan-to-value tests of 75% for the first four years and of 70% thereafter based on its maintenance adjusted current market value on each anniversary of the first drawdown. Genesis Portfolio is in compliance with all covenants as at December 31, 2008.
Liquidity Facility
     Genesis Funding and Calyon are parties to a revolving credit facility, which is referred to as the liquidity facility. The aggregate amount available under the liquidity facility is $75 million, $60 million of which may be drawn to cover certain expenses of Genesis Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture and the remaining $15 million of which is available for three years from the completion of the IPO to cover any shortfalls in the separate account set aside for overhauls and certain parts replacements. Genesis Funding is required to reimburse the provider of the liquidity facility for the amount of such drawing plus accrued interest from funds available as specified in the indenture. Any amounts under the liquidity facility advanced for overhauls and replacements remaining outstanding after the third anniversary of the IPO will be due in an amount equal to $625,000 per month. Upon the occurrence of certain events, including a downgrade of the provider of the liquidity facility below a certain ratings threshold, the liquidity facility will be drawn in full, and such drawings will be available for the same purposes as drawings under the liquidity facility.
     Drawings under the liquidity facility bear interest at one-month LIBOR plus a spread of 120 basis points. Genesis Funding paid an upfront fee of $450,000 on December 19, 2006 and will pay an annual commitment fee of 60 basis points on each payment date. As at December 31, 2008, Genesis Funding had drawn down $5.0 million under the liquidity facility.
Revolving Credit Facility
     On April 5, 2007, Genesis Acquisition entered into a $1 billion senior secured revolving credit facility with a syndicate of lenders. The revolving credit facility provides funding for 65.0-72.5% (depending on aircraft type) of the agreed value of the aircraft that Genesis Acquisition may acquire.
     In connection with the closing of the revolving credit facility, GECAS refunded fees and related expenses of $7.2 million initially borne by Genesis Acquisition. Genesis recorded this amount as deferred financing costs with an offsetting credit to Additional paid in capital. An amount of $3.2 million was amortized for the year ended December 31, 2007 with a further $2.0 million amortized in the year ended December 31, 2008.
     On October 5, 2008, Genesis Acquisition exercised its option to increase the total commitment amount under the revolving credit facility to $1 billion. The exercise of the option resulted in the payment of $9.4 million, which will be amortized into interest expense over the remaining expected life of the revolving credit facility. An amount of $0.7 million was amortized in the year ended December 31, 2008.
     On September 19, 2008, Genesis secured a new $241.0 million debt facility, the proceeds of which were used to refinance Genesis Acquisition’s borrowings under the revolving credit facility. Following the refinancing, Genesis Acquisition owned no aircraft and had no borrowings outstanding under the revolving credit facility. Some of the lenders under the revolving credit facility took the position that because Genesis Acquisition generated no income from aircraft leasing activities during the fourth quarter of 2008, it was unable to comply with an obligation to maintain a minimum ratio of EBITDA to interest expense. Genesis believed that such test should not apply under these circumstances, and in any event, to the extent any non-compliance did exist, Genesis firmly believed that it had cured such non-compliance pursuant to the terms of the revolving credit facility. On March 3, 2009, to overcome the difference of opinion and to clarify the future application of the EBITDA to interest expense test, Genesis Acquisition entered into an amendment which resulted in an increase in the commitment fees and interest rate under the revolving credit facility. A fee of $0.8 million was paid on March 3, 2009 to the lenders in connection with the amendment.
     Following this amendment, the principal terms of the revolving credit facility are as follows:
     Commitment fees. Commitment fees of 0.375% per annum initially were payable quarterly in arrears on the unused amount of the revolving credit facility. Following the amendment, the commitment fees increased to 0.50% per annum from March, 3, 2009, and to the extent borrowings under the revolving credit facility are less than $200.0 million on September 30, 2009, the commitment fees will increase to 0.75% from September 30, 2009.
     Interest Rate. Borrowings under the revolving credit facility bear interest at one- or three-month LIBOR plus an applicable margin. Following the amendment, the applicable margin during the revolving period increased from 1.50% — 1.75% to 2.50% — 2.75% from March 3, 2009 (the range depends on Genesis Acquisition’s portfolio composition and the principal amount outstanding under the revolving credit facility). The margin remains at 2.75% during the term loan period from April 5, 2010 to April 4, 2012 (if Genesis Acquisition exercises its option to convert the revolving credit facility to a term loan).

13. Debt (continued)
     Maturity Date. The commitments under the revolving credit facility are available until April 2010, at which time Genesis Acquisition will have the option to convert any outstanding amount under the revolving credit facility to a term loan with a two-year maturity to April 4, 2012. If Genesis Acquisition does not exercise this option, then the outstanding amount under the revolving credit facility at such time will be due on such date.
     Prepayment. Genesis Acquisition has the right to prepay any amounts outstanding under the revolving credit facility or to reduce the commitment thereunder. In addition, Genesis Acquisition will be required to make partial prepayments of borrowings under the revolving credit facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the revolving credit facility, or if the aggregate amount of the loans outstanding under the revolving credit facility exceeds the borrowing base (as defined in the revolving credit facility), including as a result of a decrease in the value of an aircraft financed with borrowings thereunder as determined by mandatory periodic appraisals.
     Collateral. Pursuant to a security trust agreement, dated as of April 5, 2007, among Genesis Acquisition, certain affiliates of Genesis Acquisition, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank, borrowings under the revolving credit facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the revolving credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the revolving credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and (5) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease.
     Covenants. Genesis Acquisition is subject to certain operating covenants including some relating to the maintenance, registration and insurance of the aircraft as set forth in the revolving credit facility. The revolving credit facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft whose acquisition is financed through the revolving credit facility, including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft, capital expenditures and the weighted average age of Genesis Acquisition’s aircraft portfolio. In addition, the revolving credit facility contains a requirement that the ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the revolving credit facility. Genesis Acquisition is in compliance with all covenants as at December 31, 2008. As disclosed in this Annual Report on Form 20-F, a difference of opinion arose between Genesis Acquisition and some of the lenders under the revolving credit facility with respect to Genesis Acquisition’s obligation to maintain a minimum ratio of EBITDA to interest expense. To overcome the difference of opinion and to clarify the future application of the EBITDA to interest expense test, Genesis Acquisition has agreed to the amendment to the revolving credit facility described herein.
14. Share-Based Compensation
Equity Plan
     The Company has adopted a share incentive plan (the “Plan”) for employees and directors. The Plan is administered by the compensation committee of the board of directors. Awards granted under the Plan may be made in the form of (1) options, (2) share appreciation rights, including limited share appreciation rights

14. Share-Based Compensation (continued)
and (3) other share-based awards. The maximum number of the Company’s common shares that may be issued for awards under the Plan is 3,000,000, subject to adjustments. Unless otherwise determined by the committee, any of the shares issued in respect of any award granted under the Plan will be in the form of ADSs. Awards granted under the Plan shall be evidenced by award agreements (which need not be identical) that provide additional terms and conditions associated with such awards, as determined by the Compensation Committee of the board of directors in its sole discretion.
Restricted Shares
     SFAS 123(R) defines employees to include “non-employee directors” of the Company’s board of directors, i.e., those elected by the shareholders of the Company. The cost of an award granted to such non-employees is measured on the grant date.
     During the year ended December 31, 2007, the Company granted a total of 39,070 restricted shares which vested immediately. The aggregate fair value of these restricted shares was approximately $0.8 million. During the year ended December 31, 2007, 30,393 of these shares were issued. The remaining 8,677 will be issued in equal installments over 3 years.
     During the year ended December 31, 2008, the Company granted and issued a total of 63,430 restricted shares. These shares were issued at a weighted average fair value of $15.34 per share.
     Restricted shares granted to employees and non-employee directors have a three-year graded restriction on transferability but are non-forfeitable in any and all circumstances including the termination of employment or board membership. Accordingly, as there is no future service condition associated with these restricted share awards, the Company has recorded compensation expense based on the fair value of the awards at the grant date of $0.8 million and $1.0 million for the years ended December 31, 2007 and 2008 respectively.
     A summary of the status of Genesis’s nonvested shares as at December 31, 2008 and changes during the year ended December 31, 2008 is presented below:

Weighted-
Average
	Number of	Grant-Date
	Shares	Fair Value
Nonvested at January 1, 2008	—	—
Granted	63,430	$18.57
Vested	(63,430)	$18.57
Forfeited	—	—

Nonvested at December 31, 2008	—	$—

     As at December 31, 2008, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan.
Share Options
     During the year ended December 31, 2007, the Company granted to its employees options to purchase a total of 20,970 shares. The exercise price range of these options was $20.25 — $26.34.
     During the year ended December 31, 2008, the Company granted to its employees options to purchase a total of 2,000 shares at an exercise price of $15.51. The aggregate fair value of these options was $4,100 calculated using the Black-Scholes option pricing model and is being amortized on a straight line basis over the vesting period.
     Options vest in equal annual installments over a period of three years from the date of grant and have an expiry of ten years after the grant date.

14. Share-Based Compensation (continued)
     The Company has determined the grant-date fair value of stock options using the Black-Scholes option pricing model, which has been applied using the following assumptions:

	December 31,	December 31,
	2007	2008
Expected volatility	32.4%	36.44%
Expected dividend yield	9.6%	11.4%
Risk-free rate	3.5%	3.3%
Expected term (in years)	6.0	6.0
     Genesis derived its volatility assumptions by reviewing the returns on Genesis stock considering historical volatility and current and implied historical volatility. The expected life represents the period of time the options are expected to be outstanding. Continuous risk free rates have been used. The expected dividend yield is based on the historical dividend payments and dividend yields of Genesis.
     The aggregate grant date fair value of options granted are amortized on a straight line basis over the three-year vesting period from the date of grant. The Company has recorded compensation expense of $0.3 million and $0.1 million for the year ended December 31, 2007 and 2008 respectively. As at December 31, 2008, there was $0.1 million of total unrecognized compensation costs relating to share options.
     The following table summarizes information concerning outstanding and exercisable share options as at December 31, 2008:

			Weighted-	Aggregate
		Weighted-	Average	Intrinsic
		Average	Remaining	Value
	Number of	Exercise	Contractual	(USD in
	Shares	Price	Term	thousands)
Outstanding at January 1, 2008	297,754	$23.06
Granted	2,000	15.51
Exercised	—	—
Forfeited or expired	—	—

Outstanding at December 31, 2008	299,754	$23.01	7.9	—

Exercisable at December 31, 2008	191,512	$23.04	7.8	—

     The weighted-average grant-date fair value of options granted during the years ended December 31, 2007 and 2008 was $2.05 and $1.55 respectively. No options were exercised or forfeited during the year ended December 31, 2008.
15. Net income per share
     The Company calculates its net income per share in accordance with SFAS 128, Earnings per Share. Basic net income per share is computed based on the weighted average number of shares outstanding during the year, which includes the restricted share awards issued to the Company’s employees and non-employee directors.
     Diluted net earnings per share reflects the dilution potential that could occur if securities or other contracts to issue shares were exercised resulting in the issuance of stock that then shared in the net income of the company. Diluted net income per share is computed by taking the weighted average number of shares for the year and adjusting for the dilutive effect of the options granted to employees.
     For the year ended December 31, 2006 basic net earnings per share is calculated by annualizing the weighted average number of shares of 31,310,000 which includes the 32,176 restricted share awards to the

15. Net income per share (continued)
Company’s employees and non-employee directors for the 13-day period from December 19, 2006 to December 31, 2006.
     The following table presents the net income per share:

	Combined and
	Consolidated	Consolidated	Consolidated
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
	(USD in thousands, except share and per share data)
Numerator
Net income	$28,757	$39,155	$40,917

Denominator
No. of shares outstanding at beginning of period	1,116,296	31,342,176	36,069,069
Underwriters’ exercise of over allotment option	—	4,503,478	—
Restricted shares granted	—	13,510	53,840
Repurchased shares	—	—	(154,781)

Weighted average shares for basic earnings per share	1,116,296	35,859,164	35,968,128
Effect of dilutive share options	1,754	7,941	—

Weighted average shares for diluted earnings per share	1,118,050	35,867,105	35,968,128

Net income per share
Basic	$25.76	$1.09	$1.14
Diluted	$25.72	$1.09	$1.14
     Options to purchase 14,031 common shares at an exercise price between $23.81 and $26.34 per share were outstanding as at December 31, 2007, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.
     Options to purchase 299,754 common shares at an exercise price between $15.51 and $26.34 per share were outstanding as at December 31, 2008, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. The options expire between December 19, 2017 and May 6, 2021.
     The Company has also presented pro forma basic and diluted net earnings per share amounts for the year ended December 31, 2006 as if the IPO and the exercise of the over-allotment option had occurred on January 1, 2006.
     Pro forma basic net earnings per share for the year ended December 31, 2006 is computed by taking the weighted average number of shares of 31,310,000 together with the exercise of the full over-allotment shares of 4,696,500 shares and the 32,176 restricted share awards to the Company’s employees and non-employee directors. Diluted net earnings per share is computed by taking the weighted average number of shares of 36,038,676 together with dilutive effect of the options granted to employees.
     The following table presents the number of shares used in the computation of pro forma basic and diluted net income per share:

15. Net income per share (continued)

Combined and
Consolidated
Year ended December 31,
2006
No. of shares outstanding at beginning of period	31,342,176
Underwriters’ exercise of over allotment option	4,696,500

Weighted average shares for basic earnings per share	36,038,676
Effect of dilutive share options	2,740

Weighted average shares for diluted earnings per share	36,041,416

Pro forma net income per share
Basic	$0.80
Diluted	$0.80
16. Other Income
     The following table summarizes other income for the years ended December 31, 2006, 2007 and 2008.

	Combined and
	Consolidated	Consolidated	Consolidated
	December 31,	December 31,	December 31,
	2006	2007	2008
	(USD in thousands)
Interest income	$—	$6,771	$2,006
Realized gains on repurchase of securitization notes (i)	—	—	6,039

Total	$—	$6,771	$8,045

(i)  During the year ended December 31, 2008, the Company repurchased $13.5 million aggregate principal amount of securitization notes issued by Genesis Funding for a total price of $7.5 million, including transaction costs payable to unaffiliated financial institutions. The purchases resulted in the recognition of a realized gain of $6.0 million for the year ended December 31, 2008.

17. Interest Expense
     The following table summarizes interest expense for the years ended December 31, 2006, 2007 and 2008.

	Combined and
	Consolidated	Consolidated	Consolidated
	December 31,	December 31,	December 31,
	2006	2007	2008
	(USD in thousands)
GE allocated costs	$44,490	$—	$—
Interest on long term debt, net	1,514	51,313	66,506
Amortization of deferred financing costs	22	3,923	4,465

Total	$46,026	$55,236	$70,971

     The Company has entered into interest rate swaps to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for its portfolio of aircraft and also to hedge against the variability in the U.S. dollar to Euro foreign exchange rates. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond the Company’s control. The Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. The Company’s primary interest rate exposures relate to its lease agreements and floating rate debt obligations. Forty-five out of the Company’s 50 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining five leases adjusts bi-annually based on six-month LIBOR. The Company’s indebtedness requires payments based on a variable interest rate index such as LIBOR.
     Derivative instruments are accounted for in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended and interpreted. In accordance with SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the credit rating and risk attaching to the counterparty of the derivative contracts. When cashflow hedge accounting treatment is achieved under SFAS 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income and ineffective portion is recognized immediately in income, depending on the designation of the derivative as a cash flow hedge or a fair value hedge, respectively. Changes in fair value related to the effective portion of the derivatives are reclassified out of accumulated other comprehensive income into income for any ineffective portion of the derivative contract which is calculated at each quarter end. Amounts reflected in accumulated other comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.
     For the year ended December 31, 2008, interest rates on the Company’s swaps varied as follows.

Consolidated
December 31,
2008
Fixed	From 4.62% to 4.95%

Variable	From 0.58% to 4.97%

17. Interest Expense (continued)
     The notional principal amounts, fair value and carrying amounts of our outstanding interest rate swaps at December 31, 2008 are shown below:

	Notional
	Principal	Net Fair Value	Carrying
	Amount	(a)	amount (b)
	(USD in	(USD in	(USD in
	thousands)	thousands)	thousands)
Current portion	$15,768	$(35,538)	$1,561
Due greater than 12 months	1,005,874	(51,537)	—

	$1,021,642	$(87,075)	$1,561

(a)	Genesis Funding has entered into an interest rate swap contract with an initial and current notional amount totaling $810.0 million. The fair value of the interest rate swap contract was $(71.1) million as at December 31, 2008. The deferred tax benefit attributable to the change in fair value was $(8.9) million and the net amount of $(62.2) million is reflected in Accumulated other comprehensive loss.

On September 19, 2008, Genesis Portfolio assumed Genesis Acquisition’s interest rate swap contract with an initial and current notional amount totaling $211.6 million. The fair value of the interest rate swap contract was $(16.0) million as at December 31, 2008. The deferred tax benefit attributable to the changes in fair value was $(2.0) million and the net amount of $(14.0) million is reflected in Accumulated other comprehensive loss.

(b)	The carrying amount represents the accrued interest payable on interest rate swaps which is included in other liabilities.
     Hedge effectiveness on the interest rate swaps was tested on a quarterly basis for the year ended December 31, 2008 and was considered fully effective.
18. Selling, general and administrative expenses
     The following table summarizes selling, general and administrative expenses for the years ended December 31, 2006, 2007 and 2008.

	Combined and
	Consolidated	Consolidated	Consolidated
	December 31,	December 31,	December 31,
	2006	2007	2008
	(USD in thousands)
Salaries and benefits	$1,380	$5,446	$7,012
Servicer fees	155	5,124	6,035
Professional fees	882	5,077	5,255
GE allocated costs	3,917	—	—
Share based compensation (note 14)	699	1,110	1,104
Consultancy costs	—	1,949	835
Other	279	2,285	3,643

Total	$7,312	$20,991	$23,884

19. Other expenses
     The following table summarizes other expenses for the years ended December 31, 2006, 2007 and 2008.

	Combined and
	Consolidated	Consolidated	Consolidated
	December 31,	December 31,	December 31,
	2006	2007	2008
		(USD in thousands)
Transaction costs	$—	$3,337	$—

Total	$—	$3,337	$—

          Other expenses incurred of $3.3 million in 2007 relate to costs associated with a transaction where the likelihood of proceeding with this transaction within the foreseeable future was considered remote.
20. Share Capital

	Consolidated	Consolidated
	December 31,	December 31,
	2007	2008
	(USD in thousands)
Authorized share capital
Common shares at par value of $0.001 (500,000,000 authorized)	$500	$500

Issued share capital

Common shares at par value of $0.001 (36,069,069 as at December 31, 2007; 34,341,095 as at December 31, 2008)	$36	$34

     The Company’s authorized share capital consists of US$500,000 divided into 500,000,000 common shares, par value US $0.001 each. Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by the Company’s bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote shares.
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
     Under Bermuda law, the voting rights of the Company’s shareholders are regulated by its bye-laws and, in certain circumstances, the Companies Act 1981 of Bermuda (the “Companies Act”). Under the Company’s bye-laws, at any general meeting, two or more persons present in person at the start of the

20. Share Capital (continued)
meeting and representing in person or by proxy shareholders holding shares carrying more than 50% of the votes of all shares entitled to vote on the resolution shall constitute a quorum for the transaction of business. Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast except for the election of directors which requires only a plurality of the votes cast.
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
     On October 28, 2008, the Board of Directors approved a share repurchase program. Under the program, Genesis is authorized to repurchase up to $20 million of its shares over 12 months. Genesis expects the purchases to be made from time to time in the open market or in privately negotiated transactions, and will be funded from the company’s available cash. During the year ended December 31, 2008 the Company repurchased ADSs representing 1,791,404 shares in the open market at an average price of US$3.12 per share. The repurchased ADSs and their underlying ordinary shares have been cancelled and thereby reduced the number of issued and outstanding shares.
21. Other Comprehensive Income / (Loss)
     Other comprehensive income/(loss) at December 31, 2006, 2007 and 2008 includes changes in the fair value of derivatives, net of tax. Other comprehensive income / (loss) was as follows:

	Consolidated	Consolidated
	December 31,	December 31,
	2007	2008
	(USD in thousands)
Change in fair value of derivatives	$(36,228)	$(54,704)
Deferred tax (expense) / benefit on fair value of derivative	4,528	6,838

Other comprehensive income / (loss)	$(31,700)	$(47,866)

     Genesis expects $(35.5) million of the gross fair value of the derivatives to be realized in 2009 and $(51.5) million to be realized thereafter. An amount of $(24.4) million was realized in 2008, which related to the year ended December 31, 2007. An amount of $3.2 million was realized in 2007 which related to the year ended December 31, 2006.
22. Accumulated Deficit
     An analysis of the movement for the years ended December 31, 2007 and 2008 is shown below:

	Consolidated	Consolidated
	December 31, 2007	December 31, 2008
	(USD in thousands)
Accumulated deficit as at beginning of year	$(933)	$(14,783)
Net income for the period	39,155	40,917
Dividends paid during the year	(53,005)	(54,511)

Accumulated deficit as at end of year	$(14,783)	$(28,377)

23. Commitments and Contingencies
     Claims, suits and complaints arise in the ordinary course of Genesis’s business. Currently, the Company does not believe any claims or contingent liabilities would be material to its financial position or results of operations.
     During the year ended December 31, 2006, Genesis entered into three Servicing Agreements with GECAS, each for a 15 year-term, and on April 5, 2007, Genesis entered into a fourth Servicing Agreement with GECAS for a 14-year term in respect of services related to its subsidiary, Genesis Acquisition. During the year ended December 31, 2008, Genesis entered into three separate Servicing Agreements with
     GECAS, one for a 13-year term in respect of services to its subsidiary, Westpark 1 Aircraft Leasing Limited, one for a 13-year term in respect of services to its subsidiary, GLS Atlantic Alpha Limited and one for a 13-year term in respect of services to its subsidiary, Genesis Portfolio.
     Pursuant to these Servicing Agreements, GECAS provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Genesis is obligated to pay a minimum of $2.3 million to GECAS under the Servicing Agreements for the year ending December 31, 2009.
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
     The international nature of Genesis’s operations may expose it to taxation in certain countries. The position is kept under continuous review and provision is made for any known liabilities.
Indemnifications
     Genesis has agreed to indemnify GECAS and its affiliates for broad categories of losses arising out of the performance of services for its aircraft and leases, unless they are finally adjudicated to have been caused directly by GECAS’s gross negligence or wilful misconduct (including wilful misconduct that constitutes fraud) in respect of GECAS’s obligation to apply its standard of care or conflicts standard in the performance of its services. Genesis has likewise agreed that GECAS and its affiliates have no liability to Genesis or any other person for any losses in any way arising out of the services except as provided in the foregoing sentence (also referred to as GECAS’s “standard of liability”).
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
24. Geographic Information
     The following table presents the amount and percentage of revenues from rental of flight equipment attributable to the indicated geographic areas based on each airline’s principal place of business for the years indicated:

24. Geographic Information (continued)

	Combined and
	Consolidated		Consolidated		Consolidated
	December 31,		December 31,		December 31,
	2006		2007		2008
	(USD in		(USD in		(USD in
	thousands)%		thousands)%		thousands)%
Europe	$55,563	36%	$60,574	33%	$83,105	38%
Asia/Pacific	48,508	32%	66,114	37%	79,114	37%
United States and Canada	28,217	18%	29,496	16%	29,879	14%
Africa and the Middle East	13,453	9%	13,323	7%	10,200	5%
Central, South America and Mexico	7,446	5%	11,826	7%	13,687	6%

	$153,187	100%	$181,333	100%	$215,985	100%

     The following table presents revenues from rental of flight equipment attributable to individual countries that represent at least 10% of total rental revenue based on each airline’s principal place of business for the years indicated:

	Combined and
	Consolidated		Consolidated		Consolidated
	December 31,		December 31,		December 31,
	2006		2007		2008
	(USD in		(USD in		(USD in
	thousands)%		thousands)%		thousands)%
China	$25,087	17%	$33,780	19%	$33,319	15%
United States	$24,863	16%	$26,145	14%	$26,501	12%
Germany	$—	—%	$—	—%	$24,504	11%
Spain	$21,523	14%	$21,176	12%	$22,350	10%
     Genesis leases aircraft to airlines and others throughout the world and accordingly the lease receivables are due from entities located throughout the world. Genesis manages its exposure to credit risks through obtaining from lessees either deposits, letters of credit or guarantees. Genesis continually evaluates the financial statement positions of its lessees. Based on that evaluation, as well as the amounts outstanding and the availability of security Genesis makes appropriate provisions for doubtful accounts. No single customer accounted for more than 10% of total revenues in the years ended December 31, 2006, 2007 or 2008.
     During the year ended December 31, 2008, all revenues were derived from activities carried out in Ireland.
Unscheduled Lease Terminations During Year Ended December 31, 2008
     On March 21, 2008, Aloha Airlines (“Aloha”) filed for protection under U.S. bankruptcy laws and ceased passenger operations on March 31, 2008. The Company had two B737-700 aircraft on lease to Aloha. Both of these leases have been terminated. The two B737-800 aircraft repossessed from Aloha have been re-leased to VRG Linhas Aereas S.A.
     On September 8, 2008, Futura International (“Futura”) filed for bankruptcy protection in Spain and ceased operations on September 22, 2008. Genesis had two B737-800 aircraft on lease to Futura. Both of these leases have been terminated. The two B737-800 aircraft repossessed from Futura are currently non-revenue generating and on the ground. On October 2, 2008, GECAS terminated the leases of two aircraft previously on lease to Deccan Aviation (“Deccan”). Genesis had two A320-200 aircraft on lease to Deccan. The two A320-200 aircraft repossessed from Deccan are currently non-revenue generating and on the

24. Geographic Information (continued)
ground. The four aircraft are subject to contracted lease agreements with two new customers for delivery in the second quarter of 2009. However, one of the customers may not be in a position to take delivery of two of these aircraft.
     In the year ended December 31, 2008, the Company incurred a pre-tax impact of $8.7 million related to the unscheduled lease terminations, primarily consisting of (1) $4.4 million relating to an estimated reduction in rental revenue offset by security and the release of certain lease-related liabilities and, (2) a charge to maintenance expense of $3.2 million relating to the costs associated with repossession and re-marketing of the aircraft offset by security, and (3) a write-off of $1.1 million related to lessee-specific capital improvements on one aircraft, which were capitalized by GECAS on commencement of the lease in 2002.
25. Related Party Transactions
     An affiliate of GE continues to hold approximately 11% of the issued and outstanding shares of Genesis.
Aircraft Purchase Agreement
     On June 26, 2008, Genesis signed an asset purchase agreement to acquire a modern, wide-body commercial aircraft from an affiliate of GE. The aircraft delivered to Genesis on June 26, 2008.
Servicing Agreements
     Pursuant to servicing agreements, GECAS provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Under the servicing agreements, Genesis is required to pay GECAS a base fee of $150,000 per month for servicing the aircraft in the Initial Portfolio. Genesis is also required to pay GECAS a base fee of 0.01% per month of the purchase price of the additional aircraft acquired during 2007 and 2008. In addition, Genesis is required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services. As at December 31, 2007 and 2008, Genesis had an accrual for $0.2 million and $0.2 million respectively relating to the servicing of its aircraft portfolio for the years ended December 31, 2007 and 2008.
Expense Agreement
     In connection with the closing of the revolving credit facility on April 5, 2007, GECAS reimbursed fees and related expenses of $7.2 million that were originally paid by Genesis Acquisition. The Company had recorded this amount as deferred financing costs with an offsetting credit to additional paid-in capital. Of this amount, $3.2 million was amortized to interest expense in the year ended December 31, 2007. A further amount of $2.0 million was amortized in the year ended December 31, 2008.
26. New Accounting Pronouncements
     In December 2007, the FASB issued Statement No.141R, Business Combinations (“SFAS 141R”). SFAS 141R requires most identifiable assets, liabilities, non controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value”. Under SFAS 141R, an acquiring entity should recognize and measure the fair value of the underlying transaction to establish a new accounting basis of the acquired entity as a whole and the assets acquired and the liabilities assumed at their full fair value as at the date control is obtained regardless of the percentage ownership in the acquired company or how the acquisition was achieved. The acquirer should also recognize and expense acquisition related transaction costs. SFAS 141R refers to this method as the acquisition method. SFAS141R is required to be adopted concurrently with SFAS 160 and is effective for business combinations transactions for which the acquisition is on or after the beginning of the first annual reporting period beginning on or after December

26. New Accounting Pronouncements (continued)
15, 2008. Genesis management has concluded that, depending on the nature and size of any acquisition, the adoption of SFAS 141R may have a material impact on its financial position or results of operations.
     In December 2007, the FASB issued Statement No. 160, Accounting and reporting on Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No.51 (“SFAS 160”). SFAS 160 requires a reporting entity to provide in its consolidated financial statements that the ownership interests in subsidiaries held by parties other than the parent (non controlling or minority interest) be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity, and not as previously shown as a liability or other item outside of permanent equity. SFAS 160 is effective for business combinations transactions for which the acquisition is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Genesis management has concluded that the adoption of FASB 160 will not have a significant impact on Genesis’s financial position or results of operation.
     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”), which requires additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on financial position, financial performance, and cash flows. SFAS 161 is effective on or after the beginning of the first annual reporting period beginning on or after January 1, 2009 and early adoption is encouraged. Genesis management has concluded that the adoption of SFAS 161 will not have a material impact on the Company’s financial position or results of operation.
     In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Procedures (“SFAS 162”), detailing a hierarchy of authoritative accounting guidance for nongovernmental entities, an action that is not expected to change existing practice, but is expected to facilitate designating the coming codification of accounting standards as authoritative. SFAS 162 makes the hierarchy explicitly and directly applicable to preparers of financial statements. The effective date of SFAS 162 is 60 days following the SEC’s approval of the Public Company Accounting Oversight Board’s related amendments to remove the GAAP hierarchy from auditing standards. Management has concluded that the adoption of SFAS 162 does not have a material impact on the Company’s financial position or results of operation.
          In December 2008, the FASB issued Statement No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”, which amends the scope of FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting standards that address fair value measurements for purposes of lease classification or measurement under Statement 13. The FSP is effective on initial adoption of Statement No. 157. The scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141.(revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. Management has concluded that the adoption of FASB 157-1 does not have a material impact on the Company’s financial position or results of operation.

27. Subsequent Events
          In January 2009, the Company repurchased $10 million aggregate principal amount of securitization notes issued by Genesis Funding at an aggregate price of $5.6 million, including transaction costs payable to unaffiliated financial institutions. The repurchases will result in the recognition of a realized gain of $4.4 million for the three months ended March 31, 2009.
          On February 24, 2009, the Board of Directors declared a dividend of $0.10 per share, in the aggregate amount of $3.4 million. The dividend will be paid on March 23, 2009 to shareholders of record as at the close of business on March 11, 2008.
          On March 3, 2009, Genesis Acquisition entered into an amendment which resulted in an increase in the commitment fees and interest rate under the revolving credit facility. A fee of $0.8 million was paid on March 3, 2009 to the lenders in connection with the amendment to the revolving credit facility.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENESIS LEASE LIMITED
By:	/s/ John McMahon
John McMahon
President and Chief Executive Officer

Dated: March 6, 2009